++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The board of directors of Stone Container has authorized the solicitation of + +proxies. Any stockholder submitting a proxy may revoke such proxy at any time +
+prior to its exercise by notifying the secretary of Stone Container in        +
+writing at 150 N. Michigan Avenue, Chicago, Illinois 60601-7568, before the + +special meeting, and if you attend the special meeting you may revoke your + +proxy if previously submitted and vote in person by notifying the secretary +
+of Stone Container at the special meeting.                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion, dated September 20, 2000

PROXY STATEMENT                                                  PROSPECTUS

Dear Stone Container Stockholder:

  You are cordially invited to attend a special meeting of the stockholders of
Stone Container Corporation to be held on       ,   , 2000 at the offices of
Stone Container, 150 North Michigan Avenue, Chicago, Illinois at 10:00 a.m. (C.S.T.). At this special meeting, you will be asked to consider and vote upon an Agreement and Plan of Merger, dated as of August 8, 2000, among Smurfit-Stone Container Corporation, SCC Merger Co. and Stone Container. If the merger is completed, you will receive for each share of Stone Container $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock you own one share of Smurfit-Stone 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock, plus an amount in cash equal to the accrued and unpaid dividends on each outstanding share of Stone Container Series E Preferred Stock, less $0.12.

  The merger cannot be completed unless Stone Container's stockholders adopt the merger agreement. We have scheduled a special meeting of Stone Container stockholders to vote on the merger agreement. If you were a stockholder of record on September 20, 2000, you may vote at the meeting. Whether or not you plan to attend, please take the time to vote by completing and mailing the enclosed proxy card to us.

  This proxy statement/prospectus provides you with detailed information about the merger. This document is also the prospectus of Smurfit-Stone for any Smurfit-Stone Series A Preferred Stock that will be issued to you in the merger. We encourage you to read this entire document carefully.

  The board of directors of Stone Container has approved the merger. Neither Stone Container nor the board of directors makes any recommendation to you as to whether you should approve the merger. You must make your own decision as to whether to approve the merger.

                             Sincerely yours,



                             Raymond M. Curran
                             President and Chief Executive Officer
                             Stone Container Corporation

  Please see the section entitled "Risk Factors" on page 13 for a discussion of potential risks involved in the merger.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger or the Smurfit-Stone Series A
 Preferred Stock to be issued in the merger. Neither the Securities and Exchange Commission nor any state securities commission has passed upon the fairness or merits of the merger nor determined that the information contained in this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


  Proxy statement/prospectus dated             , 2000, and first mailed to
shareholders on or about            , 2000.

                          STONE CONTAINER CORPORATION
                           150 North Michigan Avenue
                            Chicago, Illinois 60601

                   Notice of Special Meeting of Stockholders
                         to be Held on          , 2000

To the Holders of $1.75 Series E Cumulative
 Convertible Exchangeable Preferred
 Stock of Stone Container Corporation:

   You are cordially invited to attend a special meeting of stockholders of
Stone Container Corporation to be held on         ,          , 2000, at the
offices of Stone Container, 150 North Michigan Avenue, Chicago, Illinois, at 10:00 a.m. (C.S.T.) for the purpose of considering and voting upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 8, 2000, among Smurfit-Stone Container Corporation, SCC Merger Co. and Stone Container, and the merger, as described in the attached proxy statement/prospectus.

   All stockholders of record at the close of business on September 20, 2000, are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement thereof.

   The board of directors of Stone Container has authorized the solicitation of proxies. Any stockholder submitting a proxy may revoke such proxy at any time prior to its exercise by notifying the secretary of Stone Container in writing at 150 N. Michigan Avenue, Chicago, Illinois 60601-7568, before the special meeting, and if you attend the special meeting you may revoke your proxy if previously submitted and vote in person by notifying the secretary of Stone Container at the special meeting.

                                          By the Order of the Board of
                                           Directors,



                                          Craig A. Hunt
                                          Secretary

Chicago, Illinois
         , 2000

Your vote is important. Whether or not you plan to attend the stockholder meeting, please complete, date and return your proxy card in the enclosed envelope promptly. If you do not vote by proxy or in person at the special meeting, your shares will count as votes against the proposed merger.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1

WHO CAN HELP ANSWER YOUR QUESTIONS........................................   3

SUMMARY...................................................................   4
  Market Prices and Dividends.............................................   8
  Summary Historical Financial Data of Smurfit-Stone......................   9
  Summary Historical Financial Data of Stone Container....................  10
  Summary Unaudited Pro Forma Financial Information.......................  12

RISK FACTORS..............................................................  13
  Risks Relating to Smurfit-Stone.........................................  13
  Risks Relating to the Smurfit-Stone Series A Preferred Stock............  16

FORWARD-LOOKING STATEMENTS................................................  18

SPECIAL FACTORS...........................................................  19
  Effects of the Merger...................................................  19
  Background of the Merger................................................  19
  Approval by the Stone Container Board of Directors; Reasons for the
   Merger.................................................................  20
  Position of Smurfit-Stone Regarding Fairness of the Merger..............  22
  Opinion of Financial Advisor to Stone Container.........................  22
  Plans for Stone Container after the Merger..............................  22
  Appraisal Rights........................................................  23
  Federal Securities Laws Consequences....................................  23
  Material Federal Income Tax Considerations..............................  23

MATERIAL PROVISIONS OF THE MERGER AGREEMENT...............................  29
  Structure of the Merger.................................................  29
  The Merger Consideration................................................  29
  Closing; Effective Time.................................................  29
  Directors and Officers of Stone Container after the Merger..............  29
  Representations and Warranties..........................................  29
  Covenants...............................................................  30
  Conditions to the Merger................................................  30
  Termination, Expenses, Amendment and Waiver.............................  31

THE SPECIAL MEETING.......................................................  33
  Time and Place of the Special Meeting...................................  33
  Purpose of the Special Meeting..........................................  33
  Record Date; Stock Entitled to Vote; Quorum.............................  33
  Required Vote...........................................................  33
  Proxies; Voting and Revocation..........................................  34
  Solicitation of Proxies.................................................  34

COMPARISON OF STOCKHOLDER RIGHTS..........................................  35
  Capitalization..........................................................  35
  Voting Rights...........................................................  35
  Number, Election, Vacancy and Removal of Directors......................  36
  Amendments to Certificates of Incorporation.............................  36
  Amendments to Bylaws....................................................  37
  Stockholder Action in Lieu of Meeting...................................  37
  Notice of Stockholders Actions..........................................  37
  Special Stockholders Meetings...........................................  38

                                                                           Page
                                                                           ----
  Limitation of Personal Liability of Directors...........................  38
  Dividends...............................................................  39
  Conversion..............................................................  39

INFORMATION ABOUT SMURFIT-STONE...........................................  40
  Business................................................................  40
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................  50

INFORMATION ABOUT STONE CONTAINER.........................................  65
  Business................................................................  65
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................  72

THE ST. LAURENT ACQUISITION...............................................  86
  Business Segments.......................................................  86
  Sales and Marketing.....................................................  90
  Competition.............................................................  91
  Research and Development................................................  91
  Environmental Compliance................................................  91

OPINION OF FINANCIAL ADVISOR..............................................  93

INTERESTS OF CERTAIN PERSONS IN THE MERGER................................ 102
  Ownership of Stone Container Common Stock............................... 102
  Management's Ownership of Stone Container Series E Preferred Stock...... 102
  Directors and Officers of Smurfit-Stone and Stone Container............. 102
  Voting Agreement........................................................ 102
  Purchases of Stone Container Series E Preferred Stock by Affiliates..... 102

PRINCIPAL STOCKHOLDERS.................................................... 103
  Smurfit-Stone........................................................... 103
  Stone Container......................................................... 104

MANAGEMENT OF SMURFIT-STONE............................................... 105
  Directors and Executive Officers........................................ 105
  Executive Compensation.................................................. 108
  Option Grants In 1999................................................... 109
  Aggregated Option Exercised In Last Fiscal Year and Year-End Option
   Value.................................................................. 109

CERTAIN TRANSACTIONS OF SMURFIT-STONE..................................... 112
  Transaction with JS Group............................................... 112
  Board Membership........................................................ 112
  Standstill Agreement.................................................... 112
  Subscription Agreement.................................................. 113
  Registration Rights Agreement........................................... 113
  Voting Agreement........................................................ 114
  Fee and Expense Reimbursement Letter.................................... 114
  Release Letter and Executive Bonus Program.............................. 114
  MacMillan Bathurst...................................................... 114

MANAGEMENT OF STONE CONTAINER............................................. 115
  Directors and Executive Officers........................................ 115
  Executive Compensation.................................................. 117
  Option Grants In 1999................................................... 118
  Aggregated Option Exercises In Last Fiscal Year and Year-End Option
   Value.................................................................. 119

CERTAIN TRANSACTIONS OF STONE CONTAINER................................... 122
  Transactions with JS Group.............................................. 122
  Transactions with Jefferson Smurfit..................................... 122

                                                                            Page
                                                                            ----
  Voting Agreement......................................................... 122
  Other Transactions....................................................... 122

DESCRIPTION OF SMURFIT-STONE CAPITAL STOCK................................. 124
  Series A Preferred Stock................................................. 124
  Debentures............................................................... 130
  Common Stock............................................................. 132
  Subscription Agreement................................................... 133

WHERE YOU CAN FIND MORE INFORMATION........................................ 134

EXPERTS.................................................................... 134

LEGAL MATTERS.............................................................. 135

INDEX TO FINANCIAL STATEMENTS.............................................. F-1

LIST OF ANNEXES

Annex AAgreement and Plan of Merger
Annex BSmurfit-Stone Certificate of Incorporation
Annex CSmurfit-Stone Bylaws
Annex DForm of Smurfit-Stone Series A Preferred Stock Certificate of
Designation
Annex EOpinion of Financial Advisor to Stone Container
Annex FVoting Agreement

   This document incorporates important business and financial information about Smurfit-Stone and Stone Container that is not included in or delivered with this document. Smurfit-Stone will provide you with copies of this information relating to Smurfit-Stone, without charge, upon written or oral request to:

                        Smurfit-Stone Container Corporation
                        150 North Michigan Avenue
                        Chicago, Illinois 60601
                        Attention: Office of Corporate Secretary
                        Telephone number: (312) 346-6600

   Stone Container will provide you with copies of this information relating to Stone Container, without charge, upon written or oral request to:

                        Stone Container Corporation
                        150 North Michigan Avenue
                        Chicago, Illinois 60601
                        Attention: Office of Corporate Secretary
                        Telephone number: (312) 346-6600

   In order to receive timely delivery of the documents in advance of the
special meeting, you should make your request no later than          , 2000.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER
Q1: Why is Stone Container proposing to merge with SCC Merger Co.?

A1: At present, dividends on the Stone Container Series E Preferred Stock are more than 13 quarters in arrears and Stone Container's note indentures and credit agreements prohibit the payment of any dividends on such stock. The merger will enable holders of Series E Preferred Stock to receive from Smurfit-Stone a cash payment in the amount of such dividend arrearage (less $0.12 per share) and shares of Smurfit-Stone Series A Preferred Stock on which quarterly dividends will be payable in cash or additional shares of Series A Preferred Stock. The payment of such dividends will not be subject to the prohibitions contained in Stone Container's existing note indentures and credit agreements.

Q2: What is the recommendation of the Stone Container board of directors?

A2: The Stone Container board of directors is not making any recommendation to any stockholders with respect to the merger. Each stockholder must make his or her own decision as to whether to approve the merger.

Q3: What Stockholder vote is required to approve the merger?

A3: The affirmative vote of:

   . at least two-thirds of the outstanding shares of Stone Container common stock and Series E Preferred Stock, voting together as a single class, and

   . at least two-thirds of the outstanding shares of Stone Container Series
     E Preferred Stock, voting as a separate class, is required to approve the merger agreement and the merger.

Q4: What will happen to my Stone Container Series E Preferred Stock in the merger?

A4: For each share of Stone Container Series E Preferred Stock you own, you will receive

   . one share of Smurfit-Stone's Series A Preferred Stock, plus

   . an amount in cash equal to the accrued and unpaid dividends on each share of Series E Preferred Stock on the date the merger closes, less $0.12.

   An amount equal to $0.12 per share is being reduced from the cash consideration payable in connection with the merger in order to reimburse Smurfit-Stone for a portion of the fees and expenses related to the merger.

Q5: When will the merger take effect?

A5: Smurfit-Stone and Stone Container are working toward completing the merger as quickly as possible. Smurfit-Stone and Stone Container hope to complete the merger promptly after the Stone Container special meeting of stockholders.

Q6: How will my rights as a stockholder differ after the merger?

A6: If you are a holder of Stone Container Series E Preferred Stock, after the merger your rights as a holder of Smurfit-Stone Series A Preferred Stock will be governed by Smurfit-Stone's certificate of incorporation, bylaws and certificate of designation attached to this document as Annexes B, C and D, rather than Stone Container's current certificate of incorporation and bylaws.

   The principal differences between Smurfit-Stone Series A Preferred Stock and Stone Container Series E Preferred Stock are:

   . the Series A Preferred Stock will be issued by Smurfit-Stone, rather than Stone Container;

   . under specific circumstances, Smurfit-Stone's board of directors will be allowed to declare and pay dividends through the issuance of additional shares of Series A Preferred Stock rather than cash;

   . holders of Series A Preferred Stock will not be entitled to appoint directors to Smurfit-Stone's board of directors in the event of any dividend arrearage;

   . the Series A Preferred Stock will be entitled to vote in limited circumstances, whereas the Series E Preferred Stock is entitled to one vote per share on all matters submitted to Stone Container's stockholders;

   . the Series A Preferred Stock will be subject to mandatory redemption for cash or Smurfit-Stone common stock on February 15, 2012;

   . the Series A Preferred Stock may be exchanged for convertible subordinated debentures issued by Smurfit-Stone rather than Stone Container; and

   . the Series A Preferred Stock will be accepted for quotation on the Nasdaq National Market whereas the Series E Preferred Stock is listed on the New York Stock Exchange.

Q7: What should I do now in order to vote on the merger?

A7: You should mail your completed and signed proxy card to Stone Container in the enclosed postage-paid envelope as soon as possible so that your shares will be represented at the special meeting.

Q8: Can I change my vote after I have mailed in a signed proxy card?

A8: Yes. You can change your vote in one of the following ways at any time before your proxy is voted at the special meeting. First, you can revoke your proxy by written notice. Second, you can submit a new, later dated proxy card. Third, you can attend the special meeting and vote in person. Finally, you may alter the instructions as to how your proxy is to be voted by giving notice of the alteration to the corporate secretary of Stone Container.

Q9: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A9: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not return our proxy or if your broker does not properly vote your shares, your shares will not be voted on the proposed merger, which will have the same effect as voting against the proposed merger.

Q10: Should I send in my share certificates now?

A10: No. After the merger is completed, you will be sent written instructions for exchanging your Stone Container share certificates. Please do not send in your stock certificates with your proxy.

Q11: Do I have appraisal rights?

A11: No, you do not have appraisal rights under Delaware law because the Stone
     Container Series E Preferred Stock is listed on the New York Stock Exchange and the Smurfit-Stone Series A Preferred Stock will be quoted on the Nasdaq National Market.

Q12: What are the tax consequences of the merger?

A12: Upon the exchange of Stone Container Series E Preferred Stock for Smurfit-
     Stone Series A Preferred Stock, you will recognize gain or loss equal to the difference between

   . the sum of

    . the fair market value of the Smurfit-Stone Series A Preferred Stock you receive in the merger,
    . any cash you receive as partial consideration for your Stone Container
      Series E Preferred Stock, and

    . any transaction costs paid on your behalf by Smurfit-Stone, and


   . your tax basis in your Stone Container Series E Preferred Stock.

   Your gain or loss should be long-term capital gain or loss assuming you have held your Stone Container Series E Preferred Stock for more than one year and assuming you hold such stock as a capital asset, and if you are an individual, should be subject to a maximum tax rate of 20%. Holders of the Stone Container Series E Preferred Stock are strongly urged to consult their own tax advisors as to the specific tax consequences to them of the merger and of holding the Smurfit-Stone Series A Preferred Stock, including the applicability and effect of federal, state, local and foreign income and other tax laws on their particular circumstances.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

   If you would like additional copies of this proxy statement/prospectus, or if you have questions about where to send your proxy, you should contact:

                    ChaseMellon Shareholder Services, L.L.C.
                               85 Challenger Road
                       Ridgefield Park, New Jersey 07660
                          Phone Number: (888) 213-0965

   If you have additional questions about the merger you should contact:

                          Stone Container Corporation
                           150 North Michigan Avenue
                            Chicago, Illinois 60601
                      Attention: Office of General Counsel
                          Phone Number: (312) 346-6600

                                    SUMMARY

   This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" (page 131). We have included page references parenthetically to direct you to a more complete description of each topic presented in this Summary.

The Companies (pages 40 and 65)

Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois 60601
(312) 346-6600

Smurfit-Stone Container Corporation, a Delaware corporation, is an integrated producer of containerboard, corrugated containers and other packaging products. Smurfit-Stone is the industry's leading manufacturer of paper and paper-based packaging, including

  . containerboard,

  . corrugated containers,

  . industrial bags and

  . clay-coated recycled boxboard.

Smurfit-Stone also is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of solid bleached sulfate, folding cartons, paper tubes and cores, and labels. For the year ended December 31, 1999, Smurfit-Stone had net sales of $7,151 million and net income of $157 million.

Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois 60601
(312) 346-6600

Stone Container Corporation, a Delaware corporation, is an integrated producer of containerboard, corrugated containers and other packaging products. Stone Container has operations throughout the United States, Canada, Europe and Latin America. For the year ended December 31, 1999, Stone Container had net sales of $4,341 million and a net loss of $77 million. Smurfit-Stone owns all of the outstanding common stock of Stone Container.

What You Will Receive in the Merger (page 29)

As a result of the merger, subject to the provisions of the merger agreement described in this proxy statement/prospectus, each outstanding share of Stone Container Series E Preferred Stock will convert into the right to receive
  . one share of Smurfit-Stone Series A Preferred Stock, plus
  . an amount in cash equal to the accrued and unpaid dividends on each outstanding share of Stone Container Series E Preferred Stock, less $0.12.

An amount equal to $0.12 per share (or approximately $550,000 in the aggregate) is being reduced from the cash consideration payable in connection with the merger in order to reimburse Smurfit-Stone for a portion of the fees and expenses related to the merger. As of June 30, 2000, the amount of the accrued and unpaid dividends on each outstanding share of outstanding Series E Preferred Stock was $5.6875. Until the completion of the merger, this amount will continue to increase at a rate of $0.4375 per quarter. Smurfit-Stone expects to pay the dividend arrearage out of its available working capital.

Approval by the Board (page 20)

The Stone Container board of directors has approved the merger. Neither Stone Container nor its board of directors makes any recommendation to any stockholder as to whether such stockholder should approve the merger. You must make your own decision as to whether to approve the merger.

Opinion of Financial Advisor (page 93)

Deutsche Bank Securities Inc., as financial advisor to the Stone Container board of directors, has delivered its written opinion to the Stone Container board of directors that, as of August 8, 2000 and based upon and subject to the various qualifications and assumptions described therein, the consideration to be received by holders of Stone Container Series E Preferred Stock in the merger is fair from a financial point of view to such stockholders. The full text of the opinion of Deutsche Bank is attached as

Annex E. We encourage you to read the opinion carefully in its entirety. Deutsche Bank's opinion is directed to the Stone Container board of directors and does not constitute a recommendation to any stockholder as to how to vote in connection with the merger.

Our Reasons for the Merger (page 20)

Stone Container has not made any dividend payments on its Series E Preferred Stock since February 15, 1997. The payment of such dividends has been, and continues to be, prohibited under the terms of Stone Container's credit agreements and note indentures. However, these limitations do not prohibit Smurfit-Stone from engaging in a transaction with the holders of Stone Container's Series E Preferred Stock. The merger is intended to give holders of the Series E Preferred Stock the opportunity to exchange such shares for an amount in cash equal to such dividend arrearage (less $0.12 per share) and shares of preferred stock of Smurfit-Stone on which quarterly dividends may be paid in cash or additional shares of preferred stock without violating the terms of any existing credit agreements or indentures.

The Special Meeting (page 33)

The special meeting will be held at the offices of Stone Container, 150 North
Michigan Avenue, Chicago, Illinois, on     , 2000, at 10:00 a.m., local time.
At the special meeting stockholders will be asked to adopt the merger agreement.

Voting Rights; Votes Required for Approval (page 33)

You are entitled to vote at the special meeting if you owned shares of Stone Container Series E Preferred Stock as of the close of business on the record date of September 20, 2000. On the record date, there were 135,335,381 shares of Stone Container common stock and 4,599,300 shares of Stone Container Series E Preferred Stock entitled to vote at the special meeting. Stockholders will have one vote at the special meeting for each share of Stone Container common stock or Series E Preferred Stock they owned on the record date.

The affirmative vote of:

  . at least two-thirds of the outstanding shares of Stone Container common stock and Series E Preferred Stock, voting together as a single class, and

  . at least two-thirds of the outstanding shares of Stone Container Series E
    Preferred Stock, voting as a separate class,

is required to approve the merger agreement and the merger.

Smurfit-Stone intends to vote all 135,335,381 outstanding shares of Stone Container common stock in favor of approving the merger agreement and the merger. In addition, holders of 680,200, or 14.8%, of the outstanding shares of Stone Container Series E Preferred Stock have agreed to vote their shares in favor of the merger pursuant to a voting agreement, a copy of which is attached as Annex F.

Share Ownership of Smurfit-Stone and Management (page 102)

As of March 31, 2000, Smurfit-Stone owned and was entitled to vote 135,335,381 (100%) outstanding shares of Stone Container common stock. As of March 31, 2000, Stone Container's directors and executive officers as a group beneficially owned and were entitled to vote 680,200 (less than 15%) outstanding shares of Stone Container Series E Preferred Stock. These directors and officers have expressed an intention to vote in favor of the merger agreement. Two of these directors, appointed by the holders of the Series E Preferred Stock, and their affiliates are obligated to vote their 680,200 shares in favor of the merger pursuant to the voting agreement.

Appraisal Rights (page 23)

Stone Container is organized under Delaware law. Under Delaware law, holders of Stone Container Series E Preferred Stock who do not vote in favor of the approval of the merger agreement will not be entitled to dissent and receive from Stone Container the fair cash value of his or her shares of Stone Container Series E Preferred Stock because such stock is listed on the New York Stock Exchange and the Smurfit-Stone Series A Preferred Stock to be received in the merger will be quoted on the Nasdaq National Market.

Federal Income Tax Considerations (page 23)

Upon the exchange of Stone Container Series E Preferred Stock for Smurfit-Stone Series A Preferred Stock, you will recognize gain or loss equal to the difference between

  . the sum of

   . the fair market value of the Smurfit-Stone Series A Preferred Stock you receive in the merger,

   . any cash you receive as partial consideration for your Stone Container
     Series E Preferred Stock, and

   . any transaction costs paid on your behalf by Smurfit-Stone, and

  . your tax basis in your Stone Container Series E Preferred Stock.

Your gain or loss should be long-term capital gain or loss assuming you have held your Stone Container Series E Preferred Stock for more than one year and assuming you hold such stock as a capital asset, and if you are an individual, should be subject to a maximum tax rate of 20%. Holders of the Stone Container Series E Preferred Stock are strongly urged to consult their own tax advisors as to the specific tax consequences to them of the merger and of holding the Smurfit-Stone Series A Preferred Stock, including the applicability and effect of federal, state, local and foreign income and other tax laws on their particular circumstances.

Comparison of Stockholder Rights (page 35)

When the merger is completed, you will become a stockholder of Smurfit-Stone. Like Stone Container, Smurfit-Stone is a Delaware corporation. However, the certificate of incorporation and bylaws of Smurfit-Stone differ from those of Stone Container. As a result, you will have different rights as a Smurfit-Stone stockholder than you currently have as a Stone Container stockholder.

Conditions to the Completion of the Merger (page 30)

The merger will be completed if a number of conditions are met (or, where permitted, waived), including the following (which are more completely set forth in the merger agreement):

  . the stockholders of Stone Container adopt the merger agreement;

  . all necessary governmental approvals are obtained;

  . no law, injunction or order prohibits the merger;

  . the Smurfit-Stone Series A Preferred Stock to be issued in the merger is accepted for quotation on the Nasdaq National Market;

  . the Form S-4 registration statement of Smurfit-Stone, of which this proxy statement/prospectus is a part, becomes effective and is not the subject of any stop order or proceedings seeking a stop order; and

  . no material adverse change occurs in the business, prospects or financial condition of Smurfit-Stone or Stone Container.

Termination of the Merger (page 31)

Smurfit-Stone and Stone Container may agree to terminate the merger agreement at any time with the consent of certain holders of Stone Container Series E Preferred Stock. In addition, either party may terminate the merger agreement if:

  . Stone Container stockholders do not adopt the merger agreement;

  . a law or regulation makes the transaction illegal or any order or injunction permanently prohibits the transaction; or

  . the other party breaches its representations, warranties or obligations under the merger agreement in any material respect and does not or cannot cure the breach.

In addition,

  . Smurfit-Stone may terminate the merger agreement if specific conditions in the merger agreement are not satisfied on or before December 31, 2000; and

  . Stone Container may terminate the merger agreement if specific conditions in the merger agreement are not satisfied on or before December 31, 2000.

Expenses (page 31)

Pursuant to a voting agreement to be entered into concurrently with the merger agreement, Smurfit-

Stone will pay the legal fees incurred by Smurfit-Stone, Stone Container and the two directors appointed by the holders of Stone Container Series E Preferred Stock in connection with the merger agreement and the merger. The merger agreement provides that the cash consideration payable to the holders of Series E Preferred Stock in connection with the merger will be reduced by an amount equal to $0.12 per share. As a result, the holders of Series E Preferred Stock, as a group, will bear approximately $550,000 of the fees and expenses incurred in connection with the merger agreement and the merger. Smurfit-Stone estimates that such fees and expenses will be approximately $1,200,000, and will include financial and legal advisory fees, accountants' fees, and printing, filing and other miscellaneous costs.

Management Following the Merger (page 29)

Upon the closing of the merger, the two directors appointed to the Stone Container board of directors by the holders of Stone Container Series E Preferred Stock will resign. No other change to the boards of directors or management of Stone Container or Smurfit-Stone will result from the merger.

Listing of Smurfit-Stone Series A Preferred Stock (page 130)

The new Smurfit-Stone Series A Preferred Stock to be issued in the merger will be quoted on the Nasdaq National Market under the symbol "SSCCA."

                          Market Prices and Dividends

   The Stone Container Series E Preferred Stock is currently listed on the New York Stock Exchange under the symbol STO E. As of August 10, 2000, there were approximately 207 holders of record of the Series E Preferred Stock. The following table presents the high and low sales prices for the Stone Container Series E Preferred Stock as reported by the New York Stock Exchange Composite Tape and the dividends per share for each quarter during Stone Container's 1998 and 1999 fiscal years and the first quarter of Stone Container's 2000 fiscal year.

                                         Series E Preferred Stock
                                         -------------------------
                                                                    Dividends
                                             High         Low      per Share(1)
                                         ------------ ------------ ------------
1998
  First Quarter......................... $     18.563 $     15.313     $ 0
  Second Quarter........................       22.000       17.813
  Third Quarter.........................       21.188       16.063
  Fourth Quarter........................       19.250       14.125

1999
  First Quarter......................... $     19.250 $     17.250     $ 0
  Second Quarter........................       23.125       17.625
  Third Quarter.........................       23.375       21.250
  Fourth Quarter........................       23.500       19.250

2000
  First Quarter......................... $     23.000 $     17.000     $ 0
  Second Quarter........................ $     18.375 $     15.875     $ 0
  Third Quarter (through August 8,
   2000)................................ $     16.625 $     15.125     $ 0

--------
(1) Dividends are payable on each share of the Stone Container Series E Preferred Stock at a rate of $1.75 per annum. Stone Container's credit agreements and note indentures have not permitted the payment of any dividends on its Series E Preferred Stock since February 15, 1997. As of June 30, 2000, the amount of the accrued and unpaid dividends on the Series E Preferred Stock was $5.6875 per share.

   The last reported sale price of Stone Container Series E Preferred Stock as reported by the New York Stock Exchange Composite Tape on August 8, 2000, the last full trading day immediately prior to the public announcement of the signing of the merger agreement, was $15.438 per share. The last reported sale price of Stone Container Series E Preferred Stock as reported by the New York
Stock Exchange Composite Tape on      , 2000, the last practicable trading day
for which information was available prior to the date of this proxy
statement/prospectus, was $      per share.

   The market prices of shares of Stone Container Series E Preferred Stock fluctuate from day to day. As a result, you should obtain current market quotations. No assurance can be given as to what the market price of Smurfit-Stone's Series A Preferred Stock will be if and when the merger is consummated.

               Summary Historical Financial Data of Smurfit-Stone
                    (in millions, except per share amounts)

   The following table shows Smurfit-Stone's selected consolidated financial data as of and for each of the periods indicated and should be read in conjunction with the financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. The consolidated financial data for each of the years in the five-year period ended December 31, 1999 was derived from Smurfit-Stone's audited consolidated financial statements. The unaudited consolidated financial data for the six-month periods ended June 30, 2000 and 1999 was derived from Smurfit-Stone's unaudited consolidated financial statements. The unaudited consolidated financial data reflect, in the opinion of Smurfit-Stone's management, all normal recurring adjustments considered necessary by Smurfit-Stone for a fair presentation of these results. Smurfit-Stone's results of operations for the six-month period ended June 30, 2000 are not necessarily indicative of the results which may be expected for the full fiscal year 2000.

                           Six months
                              ended
                            June 30,              Year ended December 31,
                         ---------------  -----------------------------------------
                          2000    1999    1999(a) 1998(b)(c)  1997    1996    1995
                         ------- -------  ------- ---------- ------  ------  ------
                           (unaudited)
Income Statement Data:
Net sales............... $ 4,057 $ 3,435  $7,151   $ 3,485   $2,957  $3,109  $3,704
Income (loss) from
 continuing operations
 before extraordinary
 item and cumulative
 effect of accounting
 change.................      71    (115)    163      (211)     (19)     80     227
Basic income (loss) per
 common share from
 continuing operations
 before extraordinary
 item and cumulative
 effect of accounting
 change.................     .32    (.53)    .75     (1.70)    (.17)    .72    2.05
Diluted income (loss)
 per common share from
 continuing operations
 before extraordinary
 item and cumulative
 effect of accounting
 change.................     .32    (.53)    .74     (1.70)    (.17)    .71    2.03
Weighted average common
 shares outstanding--
 Basic..................     222     216     217       124      111     111     111
Weighted average common
 shares outstanding--
 Diluted................     224     216     220       124      111     112     112

Other Data: (unaudited)
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividends(d)...........    1.49      (e)   1.53        (e)      (e)   1.61    2.48

Balance Sheet Data:
Total assets............ $11,440 $10,896  $9,859   $11,631   $2,771  $2,688  $2,783
Long-term debt..........   5,715   6,044   4,793     6,633    2,040   1,944   2,192
Stockholders' equity
 (deficit)..............   2,327   1,558   1,847     1,634     (374)   (375)   (487)

--------
(a) Smurfit-Stone recorded $446 million of pre-tax gains on asset sales in 1999, resulting from the sales of a majority of its timberlands and its interest in Abitibi Consolidated, Inc.
(b) On November 18, 1998, Stone Container merged with a wholly-owned subsidiary of Smurfit-Stone. Results for 1998 include Stone Container after November 18, 1998. Smurfit-Stone issued approximately 104 million shares of its common stock in the Stone Container merger, resulting in a total purchase price (including the fair value of stock options and related fees) of approximately $2,245 million.
(c) Smurfit-Stone recorded pre-tax charges of $310 million ($187 million after tax) in the fourth quarter of 1998, including $257 million of restructuring charges in connection with the Stone Container merger, $30 million for settlement of its Cladwood(R) litigation and $23 million of Stone Container merger-related costs.
(d) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings include income (loss) from continuing operations before income taxes, minority interests, extraordinary items and the cumulative effects of changes in accounting principles, plus fixed charges. Fixed charges consist of interest on indebtedness, preferred stock dividend requirements of majority owned subsidiaries, amortization of deferred debt issuance costs and that portion of lease rental expense considered to be representative of the interest factors therein.

(e) Earnings were inadequate to cover combined fixed charges and preferred stock dividends for the period ended June 30, 1999 and the years ended December 31, 1998 and 1997 by $150 million, $340 million and $27 million, respectively.

             Summary Historical Financial Data of Stone Container
                    (in millions, except per share amounts)

   The following table shows Stone Container's selected consolidated financial data as of and for each of the periods indicated and should be read in conjunction with the financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. The consolidated financial data for each of the years in the five-year period ended December 31, 1999 was derived from Stone Container's audited consolidated financial statements. The unaudited consolidated financial data for the six-month periods ended June 30, 2000 and 1999 was derived from Stone Container's unaudited consolidated financial statements. The unaudited consolidated financial data reflect, in the opinion of Stone Container's management, all normal recurring adjustments considered necessary by Stone Container for a fair presentation of these results. Stone Container's results of operations for the six-month period ended June 30, 2000 are not necessarily indicative of the results which may be expected for the full fiscal year 2000.

                                                                                  Predecessor
                                                                       ----------------------------------------
                           Six months
                           ended June                                                    Year ended
                               30,                                                      December 31,
                          -------------                                             ---------------------------
                                                         Period from   Period from
                                            Year ended  November 19 to January 1 to
                                           December 31,  December 31,  November 18,
                           2000   1999         1999        1998 (a)        1998      1997      1996     1995(b)
                          ------ ------    ------------ -------------- ------------ ------    ------    -------
                           (unaudited)
Income Statement Data:
Net sales...............  $2,537 $2,106       $4,341        $  465        $4,254    $4,696    $4,989    $7,198
Income (loss) before
 extraordinary item.....      26    (77)         (75)          (36)         (749)     (405)     (122)      445
Basic income (loss) per
 common share before
 extraordinary item (c).                                                   (7.43)    (4.16)    (1.32)     4.64
Diluted income (loss)
 per common share before
 extraordinary item (c).                                                   (7.43)    (4.16)    (1.32)     3.89
Weighted average common
 shares outstanding--
 Basic..................                                                     102        99        99        94
Weighted average common
 shares outstanding--
 Diluted................                                                     102        99        99       115

Other Data: (unaudited)
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividends (d)..........    1.35       (e)          (e)           (e)           (e)       (e)       (e)   2.48

Balance Sheet Data:
Total assets............  $9,093 $8,135       $7,565        $8,793                  $5,824    $6,354    $6,399
Long-term debt..........   4,029  3,466        3,157         4,063                   4,351     4,160     3,942
Preferred Stock.........      78     78           78            78                     115       115       115
Stockholders' equity....   2,930  2,503        2,506         2,590                     277       795     1,005

-------
(a) On November 18, 1998, Stone Container completed a merger with a wholly-owned subsidiary of Smurfit-Stone. The merger was accounted for as a purchase business combination, and accordingly, purchase accounting adjustments, including goodwill, have been pushed down and are reflected in Stone Container's financial statements subsequent to November 18, 1998. The financial statements for periods before November 18, 1998 were prepared using Stone Container's historical basis of accounting and are designated as "Predecessor." The comparability of operating results for the Predecessor periods and the periods subsequent to November 18, 1998 are affected by the purchase accounting adjustments.
(b) On November 1, 1995, Stone-Consolidated Corporation ("Stone-Consolidated"), a Canadian subsidiary of Stone Container, amalgamated its operations with Rainy River Forest Products, Inc. a Toronto-based Canadian pulp and paper company. As a result of the amalgamation, Stone Container's equity ownership in Stone-Consolidated was reduced from 75% to 47% and accordingly, effective November 1, 1995,
   Stone Container began reporting Stone-Consolidated as a non-consolidated affiliate in accordance with the equity method of accounting. Furthermore, on May 30, 1997, Stone-Consolidated merged with Abitibi-Price Inc. to form Abitibi Consolidated, Inc. ("Abitibi") and, as of December 31, 1998, Stone Container was the owner of approximately 25% of the common stock of Abitibi. On January 21, 1999 Stone Container sold 16% (approximately 7.8 million shares) of its interest in Abitibi for approximately $80 million. On April 23, 1999, Stone Container sold its remaining interest (approximately 41 million shares) for net proceeds of $414 million. As a result, Stone Container recorded a $39 million gain during 1999. The proceeds of the sales have been applied to debt reduction.
(c) Subsequent to the merger, earnings per share information is no longer presented because Stone Container is a wholly-owned subsidiary of Smurfit-Stone.
(d) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings include income (loss) before income taxes and extraordinary items, plus fixed charges. Fixed charges consist of interest on indebtedness, preferred stock dividend requirements of majority owned subsidiaries, amortization of deferred debt issuance costs and that portion of lease rental expense considered to be representative of the interest factors therein.

(e) Earnings were inadequate to cover combined fixed charges and preferred stock dividends for the period ended June 30, 1999 and the years ended December 31, 1999, 1997 and 1996 and for the periods from January 1 to November 18, 1998 and from November 19 to December 31, 1998 by $91 million, $64 million, $516 million, $257 million, $727 million and $53 million, respectively.

               Summary Unaudited Pro Forma Financial Information

   The following table shows Smurfit-Stone's and Stone Container's unaudited pro forma financial information as of and for each of the periods indicated, after giving effect to both the St. Laurent acquisition and the merger proposed in this proxy statement/prospectus, and should be read in conjunction with the unaudited pro forma financial statements and the notes thereto included elsewhere in this proxy statement/prospectus.

                                       Smurfit-Stone Pro    Stone Container Pro
                                             Forma                 Forma
                                      -------------------- ---------------------
                                        Six
                                      months                 Six
                                       ended                months
                                       June    Year ended   ended    Year ended
                                        30,   December 31, June 30, December 31,
                                       2000       1999       2000       1999
                                      ------- ------------ -------- ------------
Income Statement Data:
Net sales...........................  $ 4,512    $8,014     $2,992     $5,204
Income (loss) from continuing
 operations before extraordinary
 item...............................       66       151         17        (95)
Basic income (loss) per common share
 from continuing operations before
 extraordinary item.................      .27       .62
Diluted income (loss) per common
 share from continuing operations
 before extraordinary item..........      .27       .61
Weighted average common shares
 outstanding--Basic.................      243       243
Weighted average common shares
 outstanding--Diluted...............      246       246
Other Data:
Ratio of earnings to combined fixed
 charges and preferred stock
 dividends (a)......................     1.40      1.42       1.24        (b)
Balance Sheet Data:
Total assets........................  $11,414               $9,093
Long-term debt......................    5,715                4,029
Stockholders' equity ...............    2,393                2,930

--------
(a) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings include income (loss) from continuing operations before income taxes, minority interests, extraordinary items and the cumulative effects of changes in accounting principles, plus fixed charges. Fixed charges consist of interest on indebtedness, preferred stock dividend equivalents of majority-owned subsidiaries, amortization of deferred debt issuance costs and that portion of lease rental expense considered to be representative of the interest factors therein.

(b) Pro Forma earnings for Stone Container were inadequate to cover fixed charges for the year ended December 31, 1999 by $96 million.

                                  RISK FACTORS

                        Risks Relating to Smurfit-Stone

Smurfit-Stone's substantial leverage may require it to seek additional sources of capital to satisfy its capital needs

   Smurfit-Stone has a highly leveraged capital structure. As of March 31, 2000, Smurfit-Stone and its subsidiaries had approximately $4.9 billion of outstanding indebtedness. In addition, on May 31, 2000, Smurfit-Stone and its subsidiaries incurred additional indebtedness of $1.05 billion to finance the acquisition of St. Laurent Paperboard Inc. and to repay St. Laurent's indebtedness.

   The level of Smurfit-Stone's indebtedness could have significant consequences for Smurfit-Stone and its stockholders, including the following:

  . Smurfit-Stone may be required to seek additional sources of capital, including additional borrowings under its existing credit facilities, other private or public debt or equity financings to service or refinance its indebtedness, which borrowings may not be available on favorable terms,

  . a substantial portion of Smurfit-Stone's cash flow from operations will be necessary to meet the payment of principal and interest on its indebtedness and other obligations and will not be available for Smurfit-Stone's working capital, capital expenditures and other general corporate purposes,

  . Smurfit-Stone's level of indebtedness could make it more vulnerable to economic downturns, and reduce its operational and business flexibility in responding to changing business and economic conditions and opportunities; and

  . Smurfit-Stone will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage.

   In addition, borrowings under Smurfit-Stone's and its subsidiaries' credit agreements are at variable rates of interest, which expose Smurfit-Stone to the risk of increased interest rates.

Factors beyond Smurfit-Stone's control could hinder its ability to service its debt and meet its operating requirements

   Smurfit-Stone has scheduled principal payments on its indebtedness of approximately $55 million, $70 million and $1.4 billion in 2000, 2001 and 2002, respectively.

   The ability of Smurfit-Stone and its subsidiaries to meet their obligations and to comply with the financial covenants contained in their respective debt instruments will largely depend on the future performance of Smurfit-Stone and its subsidiaries. Their performance will be subject to financial, business and other factors affecting them. Many of these factors will be beyond Smurfit-Stone's control, such as

  . the state of the economy,

  . the financial markets,

  . demand for and selling prices of its products,

  . costs of its raw materials and

  . legislation and other factors relating to the paperboard and packaging products industries generally or to specific competitors.

   In the event that net proceeds from borrowings or other financing sources and from operating cash flows and any divestitures do not provide sufficient liquidity for Smurfit-Stone to meet its operating and debt service requirements, Smurfit-Stone will be required to pursue other alternatives to repay indebtedness and improve liquidity. Such alternatives may include

  . sales of other assets,

  . cost reductions,

  . deferral of certain discretionary capital expenditures and

  . seeking amendments or waivers to their debt instruments.

   Smurfit-Stone can give no assurance that such measures could be successfully completed or would generate the liquidity required by Smurfit-Stone to operate its business and service its obligations. If Smurfit-Stone

  . is not able to generate sufficient cash flow or otherwise obtain funds necessary to make required debt payments, or

  . fails to comply with the various covenants in its various debt instruments,

it would be in default under the terms of its various debt instruments, which would permit Smurfit-Stone's debtholders to accelerate the maturity of such indebtedness and would cause defaults under other indebtedness of Smurfit-Stone.

The cyclicality of Smurfit-Stone's industry could negatively impact Smurfit-Stone's ability to respond to competition or take advantage of business opportunities

   Smurfit-Stone's operating results reflect the industry's general cyclical pattern. The vast majority of Smurfit-Stone's products are commodities, resulting in extreme price competition. The industry in which Smurfit-Stone competes has had substantial over-capacity for several years. In addition, the industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover marginal costs. These conditions have contributed to substantial price competition and volatility in the industry. In the event of a recession, demand and prices are likely to drop substantially.

   Smurfit-Stone's sales and profitability have historically been more sensitive to price changes than changes in volume. Future decreases in prices for Smurfit-Stone's products would adversely affect its operating results. These factors, coupled with Smurfit-Stone's highly leveraged financial position, may adversely impact Smurfit-Stone's ability to respond to competition and to other market conditions or to otherwise take advantage of business opportunities.

Restrictive covenants in Smurfit-Stone's indebtedness could limit its corporate activity

   Smurfit-Stone's ability to incur additional indebtedness, and in certain cases refinance outstanding indebtedness, is significantly limited or restricted under the agreements relating to the existing indebtedness of Smurfit-Stone and its subsidiaries. The agreements contain covenants that restrict, among other things, the ability of Smurfit-Stone and its subsidiaries to

  . incur indebtedness,

  . pay dividends,

  . repurchase or redeem capital stock,

  . engage in transactions with stockholders and affiliates,

  . issue capital stock,

  . create liens,

  . sell assets,

  . engage in mergers and consolidations and

  . make investments in unrestricted subsidiaries.

   In addition, Smurfit-Stone is limited in its ability to move capital freely within Smurfit-Stone and its subsidiaries. The limitations contained in such agreements, together with the highly leveraged capital structure of Smurfit-Stone and its subsidiaries, could limit the ability of Smurfit-Stone and its subsidiaries to effect future debt or equity financings. These limitations also may otherwise restrict their corporate activities, including their ability to avoid defaults, provide for capital expenditures, take advantage of business opportunities or respond to advantageous market conditions.

The interests of Smurfit-Stone's significant stockholder may be in opposition to the interests of other stockholders

   Smurfit International B.V., a significant stockholder of Smurfit-Stone, has by reason of its direct and indirect ownership of shares of Smurfit-Stone common stock, a significant effect on the outcome of the vote on all matters submitted to a vote of holders of Smurfit-Stone common stock. Smurfit International's presence as a significant stockholder may deter a potential acquirer from making a tender offer or otherwise attempting to obtain control of Smurfit-Stone, even if such events might be favorable to Smurfit-Stone or its stockholders.

Smurfit-Stone's industry is highly competitive and price fluctuations could diminish Smurfit-Stone's sales volume

   The paperboard and packaging products industries are highly competitive, and no single company is dominant. Smurfit-Stone's competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. Because these products are globally traded commodities, the industries in which Smurfit-Stone competes are particularly sensitive to price fluctuations as well as other factors including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of Smurfit-Stone's competitors become more successful with respect to any key competitive factor, Smurfit-Stone's business could be materially adversely affected.

   The markets for folding cartons and market pulp are also highly competitive. Many of Smurfit-Stone's competitors are less leveraged and have financial and other resources greater than those of Smurfit-Stone and are able to better withstand the adverse nature of the business cycle.

   Smurfit-Stone can give no assurance that it will be able to maintain all or a substantial majority of the sales volume to its customers, due in part to the tendency of certain customers to diversify their suppliers.

Price fluctuations in raw materials could adversely affect Smurfit-Stone's ability to obtain the materials needed to manufacture its products

   Wood fiber and recycled fiber, the principal raw materials used in the manufacture of Smurfit-Stone's products, are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. In particular, the supply and price of wood fiber depends on a variety of factors over which Smurfit-Stone has no control, including environmental and conservation regulations, natural disasters and weather. A decrease in the supply of wood fiber has caused, and likely will continue to cause, higher wood fiber costs in some of the regions in which Smurfit-Stone procures wood. In addition, the increase in demand of products manufactured, in whole or in part, from recycled fiber has caused an occasional tightness in the supply of recycled fiber. It may also cause a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate based upon demand/supply characteristics. While Smurfit-Stone has not experienced any significant difficulty in obtaining wood fiber and recycled fiber in economic proximity to its mills, it can give no assurance that this will continue to be the case for any or all of its mills.

Smurfit-Stone is subject to environmental regulations and liabilities that could weaken its operating results

   Federal, state, provincial, foreign and local environmental requirements, particularly those relating to air and water quality, are a significant factor in Smurfit-Stone's business. Smurfit-Stone in the past has had, and in the future may face, environmental liability for the costs of remediating soil or groundwater that is or was contaminated by Smurfit-Stone or by a third party at various sites which are now or were previously owned or operated by Smurfit-Stone. There also may be similar liability at sites with respect to which either Smurfit-

Stone has received, or in the future may receive, notice that it may be a potentially responsible party, or "PRP", and which are the subject of cleanup activity under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), analogous state laws and other laws concerning hazardous substance contamination.

   Smurfit-Stone has incurred in the past, and may incur in the future, civil and criminal fines and penalties relating to environmental matters and costs relating to the damage of natural resources, lost property values and toxic tort claims. Smurfit-Stone in the past has made significant expenditures to comply with environmental regulations and expects to make significant expenditures in the future. Smurfit-Stone has reserves based on current information to address environmental liabilities. However, additional significant expenditures could be required due to changes in law or the discovery of new information, and those expenditures could have a material adverse effect on Smurfit-Stone's financial condition. In addition, Smurfit-Stone is required to make significant environmental capital expenditures on an annual basis. Smurfit-Stone expects those expenditures to increase significantly in the next several years.

   The United States Environmental Protection Agency has finalized parts of a comprehensive rule governing the pulp, paper and paperboard industry, known as the "Cluster Rule". In order to comply with those parts of the Cluster Rule that have been finalized, Smurfit-Stone estimates that it may require the incurrence of approximately $310 million in capital expenditures, the majority of which will be spent over the next three to five years. Smurfit-Stone cannot predict the ultimate cost of complying with the parts of the regulations that have been finalized, or with regulations that have not yet been finalized, until it completes further engineering studies, and non-final regulations are finalized. Smurfit-Stone can give no assurance that the foregoing costs and liabilities, either individually or in the aggregate, will not have a material adverse effect on Smurfit-Stone's financial condition in the future.

Foreign currency risks and exchange rate fluctuations could hinder the results of Smurfit-Stone's international operations

   Smurfit-Stone has operations throughout the United States, Canada, Europe and Latin America. For Smurfit-Stone, the functional currency for the majority of its operations is the applicable local currency, other than for operations in highly inflationary economies, where the functional currency is the U.S. dollar. Smurfit-Stone enters into foreign currency exchange agreements, the amount of which during 1999 was not material to the consolidated financial position of Smurfit-Stone at December 31, 1999. These factors substantially mitigate any potential foreign currency exchange risk. Nonetheless, Smurfit-Stone's stockholders' equity is directly affected by exchange rates by

  . translations into U.S. dollars for financial reporting purposes of the assets and liabilities of its foreign operations conducted in local currencies and

  . gains or losses from foreign operations conducted in U.S. dollars.

   In addition, Smurfit-Stone competes with foreign producers, particularly in Northern Europe. Any revaluation of the U.S. dollar relative to Northern European currencies or the European common currency could cause Smurfit-Stone's products to be less cost competitive.

          Risks Relating to the Smurfit-Stone Series A Preferred Stock

The terms of the merger agreement and the merger were not determined by arm's length negotiations

   The terms of the merger among Smurfit-Stone, Stone Container and SCC Merger Co. were not determined by arm's length negotiations. Stone Container is a wholly-owned subsidiary of Smurfit-Stone. Although Stone Container's board of directors received an opinion from its financial advisor as to the fairness, from a financial point of view, of the consideration to be received in the merger by the holders of its Series E Preferred Stock,

Stone Container cannot assure holders of its Series E Preferred Stock that the terms of the merger are as favorable as those that would have been obtained in an unaffiliated third-party transaction.

Smurfit-Stone's holding company structure limits its ability to pay cash dividends on the Series A Preferred Stock

   Smurfit-Stone is a holding company and its assets consist solely of investments in its subsidiaries. Smurfit-Stone's ability to pay cash dividends on the Series A Preferred Stock will depend on the earnings of its subsidiaries and the distribution or other payment of such earnings to Smurfit-Stone in the form of dividends, loans or advances, and repayment of loans or advances, and repayment of loans and advances from Smurfit-Stone. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due in respect of the Series A Preferred Stock or to make any funds available to pay such obligations, whether by dividends, loans or other payments. In addition, the subsidiaries' credit facilities and note indentures may limit their ability to make distributions to Smurfit-Stone. Under such circumstances, Smurfit-Stone may be unable to pay cash dividends on its Series A Preferred Stock.

Dividends paid in kind on the Series A Preferred Stock may cause holders of Series A Preferred Stock to suffer tax liability without receiving any cash

   Holders of Series A Preferred Stock may incur income tax liability without receiving any cash to pay that liability. Dividends on the Series A Preferred Stock may be paid, under specific circumstances, in additional shares of Series A Preferred Stock. Dividends paid in additional shares of Series A Preferred Stock are said to be paid "in kind." Dividends paid in kind may be taxable income to holders of Series A Preferred Stock even though those dividends provide no cash to those holders with which to pay the resulting income tax liability.

Smurfit-Stone may be unable to pay cash dividends on its Series A Preferred
Stock

   Smurfit-Stone may not be obligated to pay cash dividends on its Series A Preferred Stock under specific circumstances. These circumstances include, among other things,

  . the aggregate amount of such dividends exceeding 10% of Smurfit-Stone's
    "net income" (as described on page 122 of this proxy statement/prospectus) for the most recent four full fiscal quarter period;

  . payment of such cash dividends which would conflict with, violate or result in a breach of, any of the credit agreements, indentures or debt instruments of Smurfit-Stone or any of the subsidiaries; or

  . Smurfit-Stone's board of directors making a good faith determination that Smurfit-Stone does not have legally available funds to pay a cash dividend.

   For the four quarter period ended June 30, 2000, Smurfit-Stone had "net
income" (as described on page    of this proxy statement/prospectus) of
approximately $115.4 million.


Smurfit-Stone can redeem the Series A Preferred Stock

   Smurfit-Stone has the option, on thirty days' notice, to redeem all or some of the shares of Series A Preferred Stock at any time, whether or not the holders of Series A Preferred Stock wish Smurfit-Stone to do so. In addition, Smurfit-Stone must redeem all shares of Series A Preferred Stock on February 15, 2012. Before such mandatory redemption, holders of redeemed Series A Preferred Stock will receive payment of the redemption price in cash. At the mandatory redemption date, Smurfit-Stone will have the option of paying the redemption price in cash or shares of Smurfit-Stone common stock.

Smurfit-Stone can exchange the Series A Preferred Stock for Debentures

   Smurfit-Stone has the right, on any dividend payment date, to exchange all of the Series A Preferred Stock for Debentures.

Corporate holders of Series A Preferred Stock risk loss of a tax deduction if Smurfit-Stone exchanges the Series A Preferred Stock

   If Smurfit-Stone exchanges the Series A Preferred Stock for Debentures, corporate holders of Series A Preferred Stock may suffer adverse tax consequences. Except for the maturity date, the Debentures will have substantially the same economic terms, voting rights and conversion features as the Series A Preferred Stock, but instead of receiving dividend payments, holders of Debentures would receive interest payments. Corporate holders of Series A Preferred Stock therefore risk the loss of the "dividends received" deduction in the event of Smurfit-Stone's exchange of the shares of Series A Preferred Stock for Debentures.

Holders of Smurfit-Stone Series A Preferred Stock will not be entitled to vote on any matters, except in limited circumstances

   Holders of Smurfit-Stone Series A Preferred Stock generally have no voting rights, except as required by law or in connection with the modification of the certificate of designation establishing the terms of the Series A Preferred stock or the indenture governing the Debentures. Holders of Smurfit-Stone Series A Preferred Stock are not entitled to vote to appoint, remove or replace the members of Smurfit-Stone's board of directors.

A liquid trading market for the Smurfit-Stone Series A
Preferred Stock may not develop or continue

   Unlike the Stone Container Series E Preferred Stock, there has been no previous public market for Smurfit-Stone's Series A Preferred Stock. Although Smurfit-Stone is obligated to use its commercially reasonable efforts to maintain the listing of the Series A Preferred Stock on the Nasdaq National Market or a national securities exchange for as long as any shares of Series A Preferred Stock are outstanding, Smurfit-Stone cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for its Series A Preferred Stock.

                           FORWARD-LOOKING STATEMENTS

   This prospectus/proxy statement contains forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Smurfit-Stone and Stone Container, as well as information relating to the proposed merger. When used in this prospectus/proxy statement, the words "anticipates," "believes," "expects," "intends" and similar expressions identify such forward-looking statements. Although Smurfit-Stone and Stone Container believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

  . the impact of general economic conditions where Smurfit-Stone and Stone
    Container do business, including interest rates;

  . general industry conditions, including competition and product and raw material prices;

  . fluctuations in exchange rates and currency values;

  . capital expenditure requirements;

  . legislative or regulatory requirements;

  . access to capital markets; and

  . other factors described in this proxy statement/prospectus.

   Smurfit-Stone's and Stone Container's actual results, performance or achievement could differ materially from those expressed in, or implied by, the forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on Smurfit-Stone's and Stone Container's results of operations and financial condition.

                              SPECIAL FACTORS

Effects of the Merger

   Smurfit-Stone, Stone Container and SCC Merger Co. have entered into a merger agreement to effect a recapitalization of Stone Container that will result in the elimination and consequent delisting of Stone Container's outstanding Series E Preferred Stock. Upon completion of the merger, each share of Series E Preferred Stock issued and outstanding immediately prior to the effective time of the merger will be canceled and converted into the right to receive one share of Smurfit-Stone's newly authorized Series A Preferred Stock, plus an amount in cash equal to the accrued and unpaid dividends on each share of Series E Preferred Stock on the date the merger closes, less $0.12. As a result of the merger, Smurfit-Stone will become Stone Container's sole stockholder and holders of Stone Container's Series E Preferred Stock will become holders of Smurfit-Stone's Series A Preferred Stock.

   Following the consummation of the merger, the Series E Preferred Stock will no longer be listed on the New York Stock Exchange. In addition, the registration of the Series E Preferred Stock under the Securities Exchange Act will be terminated. Consequently, following the merger there will be no publicly traded Stone Container Series E Preferred Stock outstanding.

Background of the Merger

   Stone Container has not made any dividend payments on the Series E Preferred Stock since February 15, 1997. The payment of such dividends has been, and continues to be, prohibited under the terms of Stone Container's credit agreements and note indentures. In general, these agreements provide that Stone Container may only fund payments in respect of its capital stock (including dividends on the Series E Preferred Stock) from a "restricted payment basket" that equals (1) 100% of its net income, plus (2) amounts contributed to its capital less (3) 100% of its net losses. As of June 30, 2000, this restricted payment basket was a negative $1,018 million.

   The terms of the Stone Container Series E Preferred Stock provide that for so long as the dividends on the stock are more than six quarters in arrears, the holders of such stock will be entitled to appoint two persons to serve on the Stone Container board of directors. In March 1999, Mr. David Gale and Mr. Mark Weissman were appointed to serve on the board of directors of Stone Container as the representatives of the holders of the Series E Preferred Stock. Messrs. Gale and Weissman were re-elected as directors of Stone Container by the holders of Series E Preferred Stock at the Annual Meetings of Stockholders of Stone Container held in May 1999 and May 2000.

   Since joining the board of directors of Stone Container, Messrs. Weissman and Gale, in addition to performing their duties as directors, have encouraged the company to explore possible means of satisfying the arrearage on the Series E Preferred Stock. In the course of these discussions, the parties acknowledged that the limitations contained in Stone Container's credit agreements and indentures prohibit a transaction that involves any payment by Stone Container, but that such limitations would not prevent Smurfit-Stone from entering into a transaction directly with the holders of the Series E Preferred Stock. In February 2000, Mr. Ray Curran, in his capacity as the Chief Executive Officer of Smurfit-Stone, advised Messrs. Gale and Weissman that Smurfit-Stone would be willing to consider a transaction that addressed the arrearage provided that the transaction was consistent with the best interests of Smurfit-Stone and its stockholders.

   On May 2, 2000, Stone Container entered into a confidentiality agreement with Mariner Investment Group, Inc., Delta Dividend Group, Inc. and Messrs. Gale and Weissman. Mariner Investment Group and Delta Dividend Group are entities affiliated with Messrs. Gale and Weissman and are substantial holders of Series E Preferred Stock. Under the terms of the confidentiality agreement, the parties agreed to maintain the confidentiality of information furnished in connection with a possible transaction including the Series E Preferred Stock. In addition, such parties agreed not to acquire any securities issued by Stone Container for a three-month period ending August 2, 2000. The parties subsequently amended the confidentiality agreement to extend this period through August 15, 2000.

   On May 15, 2000, Messrs. Gale and Weissman, together with their legal counsel, met with Mr. Curran and other representatives of Smurfit-Stone management, together with their legal counsel, in Chicago, Illinois. At this meeting, the representatives of Smurfit-Stone outlined a possible transaction in which shares of Series E Preferred Stock would be exchanged for cash and preferred stock in Smurfit-Stone through a merger transaction. At this meeting, no agreement on the specific terms of the merger was reached, but the parties committed to continue discussions.

   On May 18, 2000, Mr. Curran and other representatives of Smurfit-Stone management apprised the board of directors of Smurfit-Stone of the ongoing discussions concerning the Stone Container Series E Preferred Stock. The board of directors of Smurfit-Stone authorized Mr. Curran to pursue the merger transaction subject to certain conditions, including the negotiation of mutually acceptable terms and receipt of any required bank or third party consents.

   Throughout June and July 2000, Messrs. Gale and Weissman, and their legal counsel, and representatives of Smurfit-Stone, and its legal counsel, engaged in discussions concerning the proposed transaction, including the terms of the Series A Preferred Stock to be issued in the merger.

   On July 20, 2000, the board of directors of Stone Container approved the engagement of Deutsche Bank Securities Inc. to serve as a financial advisor in connection with the proposed merger and to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Series E Preferred Stock.

   On August 8, 2000, the Stone Container board of directors held a special meeting at which members of management, representatives of Deutsche Bank and legal counsel were present. At the meeting, legal counsel reviewed the terms and conditions of the merger agreement. Representatives of Deutsche Bank also made a presentation regarding the proposed merger.

   Following these presentations, and after discussion, the Stone Container board of directors approved the merger agreement and the related agreements contemplated thereby, and authorized Stone Container management to enter into such agreements. Mr. Curran was not present at this meeting. Deutsche Bank rendered its opinion to the effect that, as of the date and subject to the assumptions made, procedures followed, matters considered and limits of its review, the consideration to be paid to the holders of the Series E Preferred Stock in connection with the merger agreement and the transactions contemplated thereby was fair, from a financial point of view, to such holders and Stone Container. Deutsche Bank's written opinion confirming its oral opinion was delivered on August 8, 2000.

   On August 8, 2000, the merger agreement and voting agreement were each executed and a press release announcing such execution was made on August 9, 2000, prior to the opening of trading on the Nasdaq National Market.

Approval by the Stone Container Board of Directors; Reasons for the Merger

   The Stone Container board of directors has approved the merger. Neither Stone Container nor its board of directors makes any recommendation to any stockholder as to whether such stockholder should approve the merger. Each stockholder must make his or her own decision as to whether to approve the merger.

   On August 8, 2000, the Stone Container board of directors, including the two members appointed by the holders of Series E Preferred Stock, determined that the terms of the merger were fair to and in the best interest of the holders of Stone Container's Series E Preferred Stock. The Stone Container board of directors consequently approved and adopted the merger agreement, the merger and the transactions contemplated by the merger agreement. In connection with such approval, the Stone Container board of directors received from Deutsche Bank an oral opinion (which was later confirmed in writing) to the effect that, as of such date, the consideration to be received by the holders of Series E Preferred Stock in the merger was fair, from a financial point of view, to such stockholders. In addition to considering its financial advisor's determination of the fairness, from a financial point of view, of the consideration to be received by such stockholders, the Stone Container board of directors considered the procedural fairness of the proposed merger. The Stone Container board of directors considered, among other things, the fact that its independent members, who were elected by the holders of the Series E Preferred Stock voting separately as a class, had approved the merger and that the final approval of the merger requires the affirmative vote of holders of two-thirds of the outstanding shares of Series E Preferred Stock. Accordingly, the Stone Container board of directors determined that the approval of the proposed merger was procedurally fair to the holders of Series E Preferred Stock.

   In approving the merger and the merger agreement, Stone Container's board of directors consulted with its legal counsel and financial advisor and considered a number of additional factors in making its decision, including:

  . since February 15, 1997, Stone Container's credit agreements and note indentures have prohibited Stone Container from declaring and paying dividends when due on the Series E Preferred Stock;

  . as of June 30, 2000, the resulting arrearage in the payment of dividends on the Series E Preferred Stock of approximately $5.6875 per share, or $26.2 million in the aggregate;

  . Stone Container's projections indicating that the limitations imposed by its various debt instruments prevent it from paying dividends on the Series E Preferred Stock until May 2003;

  . the fact that the merger transaction structure permitted the elimination of the entire dividend arrearage without violating the terms of Stone Container's credit agreements or note indentures;

  . the terms of the Series A Preferred Stock, including the requirement that Smurfit-Stone pay dividends on such stock in additional shares of Series A Preferred Stock in the event cash dividends are not paid and the obligation that Smurfit-Stone redeem such shares for cash or shares of Smurfit-Stone common stock on February 12, 2012;

  . the fact that the Series A Preferred Stock, unlike the Series E Preferred
    Stock, carried no voting rights;

  . the fact that the Series A Preferred Stock would be quoted on the Nasdaq
    National Market and not listed on the New York Stock Exchange; and

  . the presentation of Deutsche Bank at the meeting of the board of directors of Stone Container held on August 8, 2000 and the opinion of Deutsche Bank dated August 8, 2000, that, as of such date, the merger consideration to be received by the holders of the Series E Preferred Stock was fair, from a financial point of view, to such stockholders. In its review of the analyses performed by Deutsche Bank, including the historical performance analysis of the Series E Preferred Stock, the equity derivative valuations, and the dividend discount models, the board of directors did not separately weigh each analysis prepared by Deutsche Bank, but rather considered all of them taken as a whole.

   The foregoing discussion of the information and factors considered by the Stone Container board of directors includes the material factors considered by the board of directors in reaching its conclusions and approval of the merger and merger agreement but is not meant to be exhaustive. In view of the variety of factors considered in reaching its determination, including the various advantages and disadvantages of the proposed transaction, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and approval. In addition, individual members of the board of directors may have given different weights to different factors. Stone Container's board of directors believes that these factors support its fairness determination.

Position of Smurfit-Stone Regarding Fairness of the Merger

   Smurfit-Stone believes that the consideration to be received by the holders of Stone Container's Series E Preferred Stock pursuant to the merger is fair to and in the best interests of such stockholders. Smurfit-Stone also believes that approval of the proposed merger is procedurally fair to the holders of Series E Preferred Stock. Smurfit-Stone bases these beliefs on the following considerations:

  . Smurfit-Stone, Stone Container and representatives of the holders of the Series E Preferred Stock successfully negotiated the terms of the merger agreement;

  . holders of Series E Preferred Stock will, in the form of the Series A
    Preferred Stock, receive preferred stock with identical conversion and dividend rights, a definitive mandatory redemption date, but less voting rights than the Series E Preferred Stock;

  . holders of Series E Preferred Stock will receive, upon completion of the merger, payment of the accrued and unpaid dividends on their Series E Preferred Stock, which dividends have been in arrears for more than 13 fiscal quarters;

  . payment of dividends on the Series A Preferred Stock will not be subject to the limitations and restrictions contained in Stone Container's note indentures and credit agreements;

  . the terms of the merger agreement and the merger were approved by Stone
    Container's board of directors, including the two members appointed by the holders of Series E Preferred Stock;

  . approval of the proposed merger requires the affirmative vote of the holders of two-thirds of the outstanding shares of Series E Preferred Stock; and

  . notwithstanding that the opinion of the Stone Container board of director's financial advisor was solely provided for the information and assistance of the Stone Container board of directors and that Smurfit-Stone is not entitled to rely on this opinion, the Smurfit-Stone board of directors took note of such opinion from Deutsche Bank to the effect that the consideration to be received by the holders of the Series E Preferred Stock in the merger is fair, from a financial point of view, to such stockholders.

Opinion of Financial Advisor to Stone Container

   Stone Container retained Deutsche Bank as its financial advisor in connection with the proposed merger of SCC Merger Co. and Stone Container. At the August 8, 2000 meeting of the Stone Container board of directors, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing as of the same date, to the Stone Container board of directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the consideration to be received by the holders of Series E Preferred Stock under the merger agreement was fair, from a financial point of view, to the holders of Series E Preferred Stock.

   The full text of Deutsche Bank's written opinion, dated August 8, 2000, which sets forth among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with its opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. You are urged to read Deutsche Bank's opinion in its entirety. The summary of Deutsche Bank's opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Deutsche Bank's opinion. For a further discussion of the review undertaken by Deutsche Bank in connection with its opinion, we refer you to the section captioned "Opinion of Financial Advisor," appearing later in this proxy statement/prospectus.

Plans for Stone Container after the Merger

   Pursuant to the merger agreement, upon approval of the merger and merger agreement by the holders of the Series E Preferred Stock, Smurfit-Stone intends to effect the merger in accordance with the merger agreement. We more fully describe the merger agreement under the caption "MATERIAL PROVISIONS OF THE MERGER AGREEMENT."

   Except as described in this proxy statement/prospectus, Smurfit-Stone has no current plans or proposals that relate to or would result in:

  . other than the merger, an extraordinary corporate transaction, such as a reorganization or liquidation involving Stone Container;

  . a sale or transfer of a material amount of Stone Container's assets;

  . any change in Stone Container's management; or

  . any other material change in Stone Container's corporate structure or business.

   Smurfit-Stone owns 100% of Stone Container's common stock. As of June 30, 2000, the holders of Series E Preferred Stock held, in the aggregate, $115 million of preferred stock (at face value) and had a claim for the accrued and unpaid dividends on such preferred stock. The Series E Preferred Stock is recorded at $78 million on Stone Container's balance sheet, which represented the fair market value of the Series E Preferred Stock on November 18, 1998, when Smurfit-Stone acquired Stone Container. Upon completion of the merger, the preferred stock will be eliminated from Stone Container's balance sheet and Smurfit-Stone's approximate $26 million payment of the dividend arrearage on the Series E Preferred Stock will be recorded as a reduction to Smurfit-Stone's stockholders' equity. Following consummation of the merger, Smurfit-Stone's direct interest in Stone Container's net book value and net earnings will be 100%.

Appraisal Rights

   Holders of Stone Container Series E Preferred Stock are not entitled to appraisal rights under Delaware law in connection with the merger because the Stone Container Series E Preferred Stock is listed on the New York Stock Exchange and the shares of Smurfit-Stone Series A Preferred Stock that they will be entitled to receive in the merger will be quoted on the Nasdaq National Market upon completion of the merger.

Federal Securities Laws Consequences

   This proxy statement/prospectus does not cover any resales of the Smurfit-Stone Series A Preferred Stock to be received by Stone Container stockholders in the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

   All shares of Smurfit-Stone Series A Preferred Stock received by Stone Container stockholders in the merger will be freely transferable, except those shares of Smurfit-Stone Series A Preferred Stock received by persons who are deemed to be "affiliates" of Stone Container under the Securities Act of 1933 at the time of Stone Container's special meeting. The shares received by "affiliates" of Stone Container may be resold only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be affiliates of Stone Container for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Stone Container, and would not include stockholders who are not officers, directors or principal stockholders of Stone Container.

Material Federal Income Tax Considerations

   In the opinion of Winston & Strawn, counsel to Smurfit-Stone and Stone Container, the following is a summary of the material United States federal income tax considerations of

  . the merger to Stone Container stockholders who exchange their Stone
    Container Series E Preferred Stock for Smurfit-Stone Series A Preferred Stock and cash pursuant to the merger and

  . holding the Smurfit-Stone Series A Preferred Stock as a capital asset.

   An opinion of counsel is not binding on the Internal Revenue Service or a court. As a result, neither Smurfit-Stone nor Stone Container can assure you that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

   This discussion addresses only stockholders who hold their Stone Container Series E Preferred Stock as a capital asset and does not consider the tax treatment of stockholders who hold Stone Container Series E Preferred Stock through a partnership or other pass-through entity. Furthermore, this discussion does not address all of the United States federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances (including any tax consequences from entering the voting agreement) or to stockholders who are subject to special rules (including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, foreign holders, persons who hold their Stone Container Series E Preferred Stock as a hedge against currency risk, a constructive sale, or conversion transaction, or holders who acquired their shares pursuant to the exercise of an employee stock option or otherwise as compensation), nor does it address any aspect of state, local or foreign taxation.

   The following discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences or any other tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Holders of the Stone Container Series E Preferred Stock are strongly urged to consult their own tax advisors as to the specific tax consequences to them of the merger and of holding the Series A Preferred Stock, including the applicability and effect of federal, state, local and foreign income and other tax laws on their particular circumstances.

 Exchange of Stone Container Series E Preferred Stock for Smurfit-Stone Series A Preferred Stock

   The exchange of Stone Container Series E Preferred Stock for Smurfit-Stone Series A Preferred Stock and cash pursuant to the merger will be a taxable event for United States federal income tax purposes. Consequently, if you are a holder of Stone Container Series E Preferred Stock, you will recognize a gain or loss equal to the difference between

  . the sum of

   . the fair market value on the date of the merger of the Smurfit-Stone
     Series A Preferred Stock you receive in the merger, and

   . any cash you receive as partial consideration for your Stone Container
     Series E Preferred Stock, and

   . any transaction costs paid on your behalf by Smurfit-Stone, and

  . your tax basis in your Stone Container Series E Preferred Stock.

Your tax basis in your Stone Container Series E Stock will depend on a number of factors, including the original cost of such stock, the amount and nature of distributions subsequently received with respect to such stock, and any transaction costs incurred in connection with the acquisition or disposition of such stock.

   Your gain or loss on the exchange of Stone Container Series E Preferred Stock should be long-term capital gain or loss if you held your Stone Container Series E Preferred Stock for more than one year at the time of the exchange and you held such stock as a capital asset. If you are an individual stockholder, your long-term capital gain is subject to a maximum tax rate of 20%. The deductibility of capital losses is subject to limitations for both individuals and corporations. Your tax basis in the Smurfit-Stone Series A Preferred Stock received by you in the merger will be equal to the fair market value of such stock on the date of the exchange. Your holding period for such stock will begin on the day after the date of the exchange.

   A noncorporate holder of Stone Container Series E Preferred Stock may be subject to backup withholding at a rate of 31% on the value of the consideration received in the merger. Backup withholding will not apply, however, to a stockholder who

  . furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on the substitute W-9 or successor form included in the letter of transmittal to be delivered to the former holders of Stone Container Series E Preferred Stock following completion of the merger,

  . provides a certification of foreign status on Form W-8BEN or successor form, or

  . is otherwise exempt from backup withholding.

 Smurfit-Stone Series A Preferred Stock

 Generally.

   Because the Series A Preferred Stock is subject to mandatory redemption and, subject to certain limitations, is exchangeable for Smurfit-Stone's 7% Convertible Subordinated Debentures at Smurfit-Stone's option, there is a risk that the Series A Preferred Stock could be treated as indebtedness for federal income tax purposes. Smurfit-Stone intends to take the position (which counsel believes is reasonable) that the Series A Preferred Stock constitutes stock for federal income tax purposes, and, therefore, the material tax consequences to holders of the Series A Preferred Stock should be as described herein. If, however, it is determined that the Series A Preferred Stock is debt, corporate holders would not be entitled to the benefit of the dividends received deduction discussed below and the yield to the holders of the Series A Preferred Stock would be taxable as original issue discount (i.e., interest income), whether or not actual cash payments are received and whether or not Smurfit-Stone has accumulated earnings and profits. The remainder of the discussion assumes that the Series A Preferred Stock will be classified as stock for federal income tax purposes.

 Redemption Premium.

   Because the Series A Preferred Stock is subject to mandatory redemption, a holder of Series A Preferred Stock will be required to accrue the redemption premium (other than a redemption premium that is treated as de minimus under applicable Treasury Regulations), if any, of such stock as ordinary dividend income arising from a series of constructive distributions of additional stock over the period ending on the mandatory redemption date, using principles similar to those that govern the accrual of original issue discount under section 1272(a) of the Code. The redemption premium, if any, will equal the amount by which the Liquidation Preference exceeds the issue price of the Series A Preferred Stock. A holder of Series A Preferred Stock should consult its own tax advisor to determine whether accrual of a redemption premium is required with respect to the Series A Preferred Stock and the potential tax consequences of increases to the Liquidation Preference in the event dividends are not paid.

 Dividends on Smurfit-Stone Series A Preferred Stock.

   If Smurfit-Stone distributes money or other property to the holders of the Series A Preferred Stock, the distribution will be treated under Code Section 301 as a dividend to the extent of Smurfit-Stone's current and accumulated earnings and profits and will be taxed at ordinary income tax rates. The portion of the distribution in excess of Smurfit-Stone's current and accumulated earnings and profits will be treated as a nontaxable return of basis to the extent thereof. Any remaining amount of the distribution will be treated as gain from the sale of the Series A Preferred Stock. Such gain should be treated as capital gain, and assuming such holder has held its stock for more than one year, should be treated as long-term capital gain. For individuals, long-term capital gain is subject to a maximum tax rate of 20%. The basis of any property received in a distribution with respect to the Series A Preferred Stock will equal the fair market value of such property.

   For purposes of the foregoing paragraph, the amount of a distribution will be the sum of

  . amount of money received and

  . the fair market value of any other property received

reduced (but not below zero) by

  . the amount of any liability of the corporation assumed by the holder of the Series A Preferred Stock and

  . the amount of any liability to which the property received by such holder is subject immediately before and immediately after the distribution.

   A distribution by Smurfit-Stone of additional shares of Series A Preferred Stock to the holders of the Series A Preferred Stock will be treated as a distribution of property under Code Section 301 in an amount equal to the fair market value of the distributed Series A Preferred Stock. Such a distribution will be subject to the dividend rules described above, unless the distribution is made to take into account a stock dividend, stock split, or any similar event which would otherwise result in the dilution of the conversion rights of the Series A Preferred Stock, and further, may be subject to the redemption premium rules described above if the fair market value of the distributed shares is less than the Liquidation Preference thereof by more than a de minimus amount. A holder's tax basis in Series A Preferred Stock that is treated as a distribution of property under Code Section 301 will equal the fair market value of the distributed stock on the date of the distribution. If at any time Smurfit-Stone makes a distribution to its stockholders and, pursuant to the anti-dilution provisions of the Series A Preferred Stock, the conversion rate of such stock is increased, such increase may be deemed to be a distribution of property under Code Section 301 to the holders of the Series A Preferred Stock if the proportionate interests of the holders of the Series A Preferred Stock are consequently increased. In the event such a distribution of property is deemed to occur, the holders' basis in their Series A Preferred Stock would be proportionately increased by the amount of the deemed distribution. Smurfit Stone does not believe that accretions to the Liquidation Preference upon nonpayment of dividends will cause a deemed distribution. However, the Internal Revenue Service may take a contrary position. Accordingly, holders of the Series A Preferred Stock should consult their own tax advisors regarding this issue.

   Taxable dividends on the Series A Preferred Stock should qualify for the dividends received deduction in the hands of qualifying corporate holders, subject to the minimum holding period requirements and other applicable requirements (including the disallowance of the dividends received deduction to the extent a corporate stockholder incurs interest expense on debt directly attributable to the Series A Preferred Stock). A corporate stockholder's liability for alternative minimum tax may be affected by the portion of the dividends received (or deemed to be received) that are deducted in computing taxable income.

   Section 1059 of the Code reduces the benefit of the dividends received deduction with respect to "extraordinary dividends" by requiring a corporate stockholder to reduce its basis in the preferred stock (but not below zero) by the nontaxed portion (as a result of the dividends received deduction) of any "extraordinary dividend" if the holder has not held the preferred stock for more than two years before the earliest of the dates on which the corporation declares, announces, or agrees to, the amount or payment of such dividend. In addition, an amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders, in partial liquidation, or which would not have been treated as a dividend if any options had not been taken into account under Section 318(a)(14) of the Code or if Section 304(a) of the Code had not applied, would also constitute an extraordinary dividend even if the Series A Preferred Stock were held for more than two years before the date of announcement or agreement with respect to the redemption. If the nontaxed portion of all extraordinary dividends exceeds the corporate holder's basis, the excess is treated as taxable gain. The dividends on the Series A Preferred Stock may constitute extraordinary dividends for this purpose. An "extraordinary dividend" on the Series A Preferred Stock would generally be a dividend (including a deemed dividend) that equals or exceeds 5% of the holder's basis in such stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or exceeds 20% of the holders basis in such stock, treating all dividends having ex-dividends dated within a 365-day period as one dividend. However, if the market value can be established by the holder to the satisfaction of the Secretary of the Treasury, fair market value may be substituted for stock basis in making the foregoing determination.

   If stock pays fixed dividends at least annually, has no dividends in arrears at the time it is acquired by a corporate holder, and does not have an actual rate of return exceeding 15%, then a fixed dividend paid with respect to such stock will be a "qualified preferred dividend" that may qualify for special relief under Section 1059 of the Code. Under this relief provision,

  . a qualified preferred dividend is not treated as "extraordinary" if the taxpayer holds such stock for more than five years or

  . if the taxpayer disposes of such stock before it has been held for more than five years, then the amount of the basis reduction under Section 1059 of the Code with respect to such dividends will not be greater than the excess (if any) of

   . the qualified preferred dividends paid with respect to such stock during the period the taxpayer held the stock over

   . the qualified preferred dividends that would have been paid during such period on the basis of the stated rate of return.

For purposes of determining the actual rate of return or the stated rate of return, the average amount of actual dividends received (or deemed received under Section 305 of the Code), or the stated dividends, as the case may be are compared with the lesser of the holder's adjusted tax basis in the stock or the liquidation preference (excluding dividend arrearages) of the stock.

 Conversion of Smurfit-Stone Series A Preferred Stock to Smurfit-Stone Common Stock.

   If the Series A Preferred Stock is converted to Smurfit-Stone Common Stock, neither the holder of the Series A Preferred Stock nor Smurfit-Stone should recognize gain or loss for federal income tax purposes, except to the extent that cash is received in lieu of fractional shares of Common Stock. Income will generally be recognized, however, to the extent that Common Stock is received in payment of dividends in arrears. A holder's tax basis in the Common Stock received in such a conversion (including Common Stock received in payment of dividend arrearages) will equal such holder's tax basis in its Series A Preferred Stock, increased by the fair market value of the Common Stock that is received in payment of dividends in arrears.

 Redemption of Series A Preferred Stock for Cash.

   A redemption of the Series A Preferred Stock will be a taxable event that will be treated as a sale or exchange (on which capital gain or loss may be realized) if the redemption

  . results in a "complete termination" of the stockholder's stock interest in Smurfit-Stone under Section 302(b)(3) of the Code,

  . is "substantially disproportionate" with respect to the stockholder under
    Section 302(b)(2) of the Code, or

  . ""is not essentially equivalent to a dividend" with respect to the stockholder under Section 302(b)(1) of the Code.

In determining whether any of these tests have been met, shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned must be taken into account. The gain or loss recognized will be an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received (less any cash received in payment of accumulated and declared but unpaid dividends, which will be taxable as ordinary income if not previously included in a holder's income) and (2) the stockholder's adjusted tax basis in the Series A Preferred Stock. A stockholder's gain, if any, will generally be considered capital gain and will be long-term capital gain if the holder has held the Series A Preferred Stock for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, although noncorporate taxpayers who realize long-term capital gains may be subject to a maximum tax rate of 20% on such gains.

   Because satisfaction of these tests will depend on the particular facts and circumstances of each holder of Series A Preferred Stock at the time of the redemption, each holder is urged to consult it own tax adviser as to whether it would be entitled to sale or exchange treatment in connection with such a redemption.

   If a redemption of the Series A Preferred Stock does not meet any of the redemption tests under Section 302 of the Code, it will be treated as a distribution that is taxable as a dividend under Section 301 of the Code to the extent of Smurfit-Stone's current or accumulated earnings and profits. The distribution amount should be the amount of cash received by the stockholder. If a corporate stockholder has dividend treatment on a redemption of the Series A Preferred Stock, the dividend will be an extraordinary dividend under Section 1059 of the Code irrespective of the holder's holding period.

 Exchange of Series A Preferred Stock for 7% Convertible Subordinated
 Debentures.

   Smurfit-Stone may, under certain circumstances, exchange all of the Series A Preferred Stock for 7% Convertible Subordinated Debentures of Smurfit-Stone. If this occurs, the treatment to the holders of the Series A Preferred Stock will generally be as described under the caption "Redemption of Series A Preferred Stock for Cash" above. If gain or loss is recognized for federal income tax purposes, an amount equal to the difference between the issue price of the 7% Convertible Subordinated Debentures (less any amount attributable to accumulated and declared but unpaid dividends, which will be taxable as ordinary income if not previously included in a holder's income) and the holder's adjusted tax basis in the Series A Preferred Stock will be taken into account. If issuance of the 7% Convertible Subordinated Debentures is treated as a dividend, the amount of the distribution should be the issue price of the 7% Convertible Subordinated Debentures. If the 7% Convertible Subordinated Debentures have original issue discount upon their issuance, a holder will be required to include in income an amount equal to the sum of the "daily portions" of such original issue discount, even if the holder does not receive cash payments of interest.

 Backup Withholding.

   Under Section 3406 of the Code and under applicable Treasury regulations, a noncorporate holder of Series A Preferred Stock, 7% Convertible Subordinated Debentures, or common stock may be subject to back-up withholding at a rate of 31% with respect to dividends or interest paid on, original issue discount accrued with respect to, or the proceeds of a sale, exchange or redemption of Series A Preferred Stock, 7% Convertible Subordinated Debentures, or common stock, as the case may be. The payor will be required to deduct and withhold the prescribed amounts if

  . the payee fails to furnish a taxpayer identification number (TIN) to the payor,

  . the IRS notifies the payor that the TIN furnished by the payee is incorrect,

  . there has been a "notified payee under-reporting" described in Section
    3406(c) of the Code, or

  . there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under Section 3406(a)(1)(C) of the Code.

   If any one of the events listed above occurs, Smurfit-Stone will be required to withhold an amount equal to 31% from any dividend payment made with respect to Series A Preferred Stock or Common Stock, any payment of interest or principal pursuant to the terms of the 7% Convertible Subordinated Debentures, or any payment of proceeds of a redemption of such instruments, to a noncorporate holder. Amounts paid as back-up withholding do not constitute an additional tax and will be credited against the holder's federal income tax liabilities.

                  MATERIAL PROVISIONS OF THE MERGER AGREEMENT

   The following is a brief summary of the material provisions of the merger agreement. A copy of the merger agreement is attached as Annex A to this document and incorporated in this document by reference. This summary is qualified in its entirety by reference to the full text of the merger agreement. Stone Container stockholders are urged to read the merger agreement carefully and in its entirety.

Structure of the Merger

   Under the merger agreement, SCC Merger Co. will merge with and into Stone Container, with Stone Container continuing as the surviving corporation.

The Merger Consideration

   Each share of Stone Container Series E Preferred Stock that is issued and outstanding immediately before the effective time of the merger shall become and be converted into the right to receive

  . one share of Smurfit-Stone Series A Preferred Stock, which share shall be issued at the closing of the merger, and

  . an amount in cash equal to the accrued and unpaid dividends in respect of such share, less $0.12.

   An amount equal to $0.12 per share is being reduced from the cash consideration payable in connection with the merger in order to reimburse Smurfit-Stone for a portion of the fees and expenses related to the merger. Smurfit-Stone estimates that such fees and expenses will be approximately $1,200,000, and will include financial and legal advisory fees, accountants' fees, and printing, filing and other miscellaneous costs. Smurfit-Stone expects to pay the dividend arrearage out of its available working capital.

Closing; Effective Time

   Unless it is earlier terminated in accordance with the merger agreement, the closing of the merger will take place no later than three business days after the satisfaction or, if permissible, waiver of the conditions set forth in the agreement, at the offices of Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601, at 10:00 a.m. (Chicago time). On the closing date, the parties to the merger agreement will cause the merger to be consummated by filing a certificate of merger in the form required by the Delaware General Corporation Law with the Secretary of State of Delaware, in accordance with the relevant provisions of the Delaware General Corporation Law (the time of acceptance by the Secretary of State of Delaware of such filing being the "effective time" of the merger). From and after the effective time of the merger, the Series E Preferred Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist. Holders of certificates representing shares of Series E Preferred Stock will cease to have any rights with respect to such shares, except for the right to receive the merger consideration described above.

Directors and Officers of Stone Container after the Merger

   Upon the closing of the merger, the two directors appointed to the Stone Container board of directors by the holders of Stone Container Series E Preferred Stock will resign. No other change to the board of directors or management of Stone Container will result from the merger.

Representations and Warranties

 Organization

   Each party to the merger agreement represents and warrants to the other that it is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.

 Corporate Authority

   Each party to the merger agreement represents and warrants to the other that it has full corporate power and authority to enter into the merger agreement and the merger agreement constitutes the valid and legally binding obligation of such party, enforceable in accordance with its terms and conditions.

 Opinion of Financial Advisor

   Stone Container represents and warrants that it has received the opinion of Deutsche Bank, its financial advisor, dated as of the date of the merger agreement, to the effect that, as of the date of the merger agreement, the consideration to be received in the merger by the holders of the Series E Preferred Stock is fair to such holders from a financial point of view. A complete and correct signed copy of such opinion was delivered to Smurfit-Stone on August 8, 2000, and such opinion has not been withdrawn or modified.

 Noncontravention

   Each party to the merger agreement represents and warrants that neither the execution and the delivery of the merger agreement, nor the consummation of the transactions contemplated thereby, will:

  . violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which such party is subject or any provision of its charter or bylaws; or

  . conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which such party is a party or by which it is bound or to which any of its assets is subject, which (in either case), would have a material adverse effect on the business, financial condition, operations, or results of operations of such party.

Covenants

 General

   Each of the parties to the merger agreement will use its commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by the merger agreement (including satisfaction, but not waiver, of the closing conditions set forth in the merger agreement).

 Notices and Consents

   Each of the parties will give any notices to third parties, and will use commercially reasonable efforts to obtain any third party consents that are necessary to vest in the surviving corporation all rights, title and interest of SCC Merger Co. and Stone Container or that any of the parties may reasonably request in connection with the matters referred to therein. Each of the parties will give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies necessary or desirable in connection with the matters referred to in the merger agreement.

Conditions to the Merger

   The merger is subject to the following conditions:

  . the representations and warranties of each party set forth in the merger agreement shall be true and correct in all material respects at and as of the closing date;

  . holders of Series E Preferred Stock shall have approved the merger agreement and the merger and the transactions contemplated thereby in accordance with the terms of the Delaware General Corporation Law and Stone Container's certificate of incorporation and bylaws;

  . any and all notices, filings, authorizations, consents and approvals of any federal, state, local or foreign governmental entity necessary to consummate the transactions contemplated by the merger agreement shall have been given, made or obtained by the parties to the merger agreement;

  . the Smurfit-Stone certificate of designation setting forth the rights and preferences of the holders of the Series A Preferred Stock will have been filed with the Secretary of State of Delaware in substantially the form attached to this proxy statement/prospectus as Annex D;

  . the Series A Preferred Stock will have been accepted for quotation on the Nasdaq National Market, subject to official notice of issuance;

  . the registration statement on Form S-4 of which this proxy statement/prospectus is a part will have been declared effective by the Securities and Exchange Commission. No stop order suspending the effectiveness of the registration statement on Form S-4 shall have been issued by the Securities and Exchange Commission and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

  . no material adverse effect on the business, financial condition, operations, prospects or results of operations of any of the parties (other than a material adverse effect of Smurfit-Stone resulting solely from a material adverse effect of Stone Container, which is a condition waivable by Smurfit-Stone) shall be or shall have been existing; and

  . none of the parties to the merger agreement shall be subject to any outstanding injunction, judgment, order, decree, ruling or charge or a party to or, to its knowledge, threatened to be made a party to any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand of, in or before any court or quasi judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator which would prevent or forbid the consummation of the transactions contemplated by the merger agreement.

Termination, Expenses, Amendment and Waiver

   The parties may terminate the merger agreement by mutual written consent at any time before the Closing with the consent of certain holders of Stone Container Series E Preferred Stock. The parties also may terminate the merger agreement if:

  . the holders of the Series E Preferred Stock do not adopt the merger agreement;

  . a law or regulation makes the transaction illegal or any order or injunction permanently prohibits the transaction; or

  . the other party breaches its representations, warranties or other obligations under the merger agreement in any material respect and does not or cannot cure the breach.

In addition,

  . Smurfit-Stone may terminate the merger agreement if specific conditions in the merger agreement are not satisfied on or before December 31, 2000; and

  . Stone Container may terminate the merger agreement if specific conditions in the merger agreement are not satisfied on or before December 31, 2000;

provided that Smurfit-Stone or Stone Container, as the case may be, cannot terminate the merger agreement if Smurfit-Stone or Stone Container, as the case may be, is responsible for the failure to satisfy the specified conditions in the merger agreement.

   Pursuant to a voting agreement entered into concurrently with the merger agreement, Smurfit-Stone will pay the legal fees incurred by Smurfit-Stone, Stone Container and the two directors appointed by the holders of Stone Container Series E Preferred Stock in connection with the merger agreement and the merger. The merger agreement provides that the cash consideration payable to the holders of Series E Preferred Stock in connection with the merger will be reduced by an amount equal to $0.12 per share. As a result, the holders of Series E Preferred Stock, as a group, will bear approximately $550,000 of the fees and expenses incurred in connection with the merger agreement and the merger.

   No amendment of any provision of the merger agreement will be valid unless it is in writing and signed by Smurfit-Stone, SCC Merger Co. and Stone Container. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant under the merger agreement, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant under the merger agreement or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. In addition, the voting agreement prohibits Smurfit-Stone and Stone Container from amending, modifying or waiving any provision of the merger agreement in a manner adverse to the rights of holders of the Series E Preferred Stock without the written consent of the other parties to the voting agreement. The voting agreement also requires Smurfit-Stone's board of directors to authorize additional shares of Series A Preferred Stock as is necessary to pay dividend obligations on the Series A Preferred Stock, to the extent such obligations are not paid in cash. Furthermore, the voting agreement requires Smurfit-Stone to use its commercially reasonable efforts to maintain the listing of the Series A Preferred Stock on the Nasdaq National Market or a national securities exchange for as long as any shares of Series A Preferred Stock are outstanding.

   Any party whose obligation is subject to a condition contained in the merger agreement may, in its sole discretion, waive such condition.

                              THE SPECIAL MEETING

Time and Place of the Special Meeting

   We are sending this proxy statement/prospectus to you as part of the solicitation of proxies by the Stone Container board of directors for use at
the special meeting to be held at           , on         , 2000 at the offices
of Stone Container, 150 North Michigan Avenue at 10:00 a.m., local time. We are first mailing this proxy statement/prospectus, the attached notice of special meeting of stockholders and the enclosed proxy card to you on or about
  , 2000.

Purpose of the Special Meeting

   At the special meeting, Stone Container stockholders will consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of August 8, 2000, among Smurfit-Stone, SCC Merger Co. and Stone Container. This agreement provides for the merger of SCC Merger Co. into Stone Container, with Stone Container as the surviving corporation.

   We know of no matter to be brought before the special meeting other than the merger. If any matter incident to the conduct of the special meeting should be brought before the meeting, the persons named in the proxy card will vote in their discretion.

   The Stone Container board of directors has approved the merger agreement. Neither Stone Container nor its board of directors makes any recommendation to any stockholder as to whether you should approve the merger agreement. You must make your own decision as to whether to approve the merger agreement.

Record Date; Stock Entitled to Vote; Quorum

   The Stone Container board of directors has fixed the close of business on September 20, 2000 as the record date for the special meeting. Only holders of Stone Container common stock and Series E Preferred Stock on the record date will be entitled to vote at the special meeting and any adjournments or postponements thereof. At the record date, 135,335,381 shares of Stone Container common stock and 4,599,300 shares of Stone Container Series E Preferred Stock were outstanding and entitled to vote. The presence, in person or by proxy, of a majority of the shares of Stone Container common stock and Series E Preferred Stock is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be included in the determination of shares present at the special meeting for purposes of determining a quorum. Under New York Stock Exchange rules, brokers who hold shares in street name for customers have the authority to vote on certain "routine" proposals when they have not received instructions from beneficial owners. Under New York Stock Exchange rules, such brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters such as the merger, and thus, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the adoption of the merger, resulting in what is known as a "broker non-vote."

Required Vote

   All properly executed proxies delivered and not properly revoked will be voted at the special meeting as specified in such proxies. If you do not specify a choice, your shares represented by a signed proxy will be voted "FOR" the adoption of the merger agreement.

   The affirmative vote of at least two-thirds of the outstanding shares of Stone Container common stock and Series E Preferred Stock, voting together as a single class, and the affirmative vote of at least two-thirds of the outstanding shares of Stone Container Series E Preferred Stock, voting as a separate class, is required to adopt the merger agreement. The failure to submit a proxy card or to vote in person at the special meeting, the abstention from voting by a stockholder and broker non-votes will have the same effect as a vote "AGAINST" the adoption of the merger agreement.

   If sufficient votes in favor of the merger agreement proposal are not received by the time scheduled for the special meeting, the special meeting may be adjourned for a period or periods of not more than 30 days in the aggregate to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of the votes cast or if a quorum is not present, a majority of the votes represented in person or by proxy at the session of the special meeting to be adjourned. The cost of any such additional solicitation and of any adjourned session will be borne by Stone Container.

   Smurfit-Stone and Stone Container each is a party to a voting agreement with Mariner Investment Group Inc., Delta Dividend Group, Inc., Mark Weissman and David Gale. Messrs. Weissman and Gale are directors of Stone Container appointed by the holders of Stone Container Series E Preferred Stock, and Mariner and Delta are their respective affiliates. Mariner, Delta and Messrs. Weissman and Gale beneficially own, in the aggregate, 680,200 shares of Stone Container's Series E Preferred Stock. Pursuant to this voting agreement, Mariner, Delta, and Messrs. Weissman and Gale each agreed to vote in favor of approving the merger agreement and the merger. In addition, Smurfit-Stone, which holds 100% of the outstanding Stone Container common stock, intends to vote all 135,335,381 of its shares in favor of the merger agreement and the merger.

Proxies; Voting and Revocation

   Each share of Stone Container common stock is entitled to one vote and each share of Stone Container Series E Preferred Stock is entitled to one vote. Votes will be tabulated at the special meeting by inspectors of election appointed by Stone Container.

   You may revoke or change your proxy at any time prior to its being voted by filing a written instrument of revocation or change with the corporate secretary of Stone Container. You may also revoke your proxy by filing a duly executed proxy bearing a later date or by appearing at the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. If you attend the meeting, you may vote in person whether or not you have previously given a proxy, but your presence, without notifying the corporate secretary of Stone Container, at the meeting will not revoke a previously given proxy. In addition, if you beneficially hold shares of Stone Container common stock or Series E Preferred Stock that are not registered in your own name, you will need additional documentation from the record holder of such shares to attend and vote the shares personally at the meeting.

Solicitation of Proxies

   Proxies will be solicited through the mail and directly by officers, directors and employees of Stone Container not specifically employed for such purpose, without additional compensation. Stone Container will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to the principals. Stone Container has engaged ChaseMellon Shareholder Services, L.L.C. to represent it in connection with the solicitations of proxies at a cost of approximately $11,000 plus expenses.

                        COMPARISON OF STOCKHOLDER RIGHTS

   The rights of Stone Container stockholders currently are governed by the Delaware General Corporation Law, Stone Container's certificate of incorporation and Stone Container's bylaws. The rights of Smurfit-Stone stockholders currently are governed by the Delaware General Corporation Law, Smurfit-Stone's certificate of incorporation and Smurfit-Stone's bylaws. Upon completion of the merger, the rights of holders of Stone Container's Series E Preferred Stock will be governed by the Delaware General Corporation Law, Smurfit-Stone's certificate of incorporation, Smurfit-Stone's bylaws and Smurfit-Stone's certificate of designations relating to Smurfit-Stone's Series A Preferred Stock.

   The following designation summarizes the material differences which may affect the rights of stockholders of Stone Container and Smurfit-Stone. The following designation is not a complete statement of all such differences or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should carefully read the relevant provisions of the Delaware General Corporation law, each of Stone Container's and Smurfit-Stone's certificate of incorporation and bylaws, and the certificate of designations relating to the Series A Preferred Stock.

Capitalization

 Stone Container

   Stone Container's authorized capital consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock, each having $.01 par value per share.

 Smurfit-Stone

   Smurfit-Stone's authorized capital consists of 400,000,000 shares of common stock and 25,000,000 shares of preferred stock, each having a $.01 par value per share, 5,600,000 of which are designated as Series A Preferred Stock.

Voting Rights

 Stone Container

   Each holder of Stone Container common stock is entitled to one vote for each share held of record and may cumulate votes for the election of directors. Each holder of Stone Container Series E Preferred Stock is entitled to one vote for each share held of record on all matters submitted to Stone Container's stockholders. In addition, holders of Stone Container Series E Preferred Stock, voting as a separate class, are entitled to elect two of Stone Container's directors until Stone Container declares and pays, or sets apart for payment, the accumulated dividends on its shares of Series E Preferred Stock.

 Smurfit-Stone

   Each holder of Smurfit-Stone common stock is entitled to one vote for each share held of record. Each holder of Smurfit-Stone Series A Preferred Stock generally will not be entitled to vote on any matter, except as may be required by law or in connection with the modification of the certificate of designation establishing the terms of the Series A Preferred Stock or the indenture governing the Debentures.

Number, Election, Vacancy and Removal of Directors

 Stone Container

   The Stone Container bylaws require the number of directors to consist of not fewer than three nor more than ten, with the exact number to be determined by the Stone Container board of directors. The Stone Container board of directors currently consists of five members.

   The Stone Container certificate of incorporation provides that each holder of Stone Container common stock entitled to vote in the election of directors may cumulate their votes. This means that each stockholder will be entitled to that number of votes which equals the number of votes which the stockholder would be entitled to cast for the election of directors, multiplied by the number of directors. A stockholder may cast all votes for a single director or distribute them among the number to be voted for or for any two or more nominees, in each case at the stockholder's discretion.

   Vacancies and newly created directorships resulting from an increase in the size of the board of directors may be filled by a majority of the directors then in office. Any director may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding Stone Container capital stock entitled to vote.

 Smurfit-Stone

   The Smurfit-Stone certificate of incorporation and bylaws require the number of directors to consist of not less than three nor more than fifteen, with the exact number to be determined by the Smurfit-Stone board of directors. The Smurfit-Stone board of directors currently consists of 11 members. The Smurfit-Stone certificate of incorporation provides for the election of Smurfit-Stone's directors at each annual meeting of stockholders for a one-year term.

   The Smurfit-Stone bylaws further provide that any vacancies on the Smurfit-Stone board of directors can only be filled by the affirmative vote of a majority of the directors then in office. Any director may be removed, with or without cause, at anytime by the affirmative vote of the holders of a majority of the outstanding Smurfit-Stone capital stock entitled to vote.

Amendments to Certificates of Incorporation

 Stone Container

   The amendment of Stone Container's certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote, voting as a single class. Nonetheless, the affirmative vote of at least two-thirds of the outstanding shares of capital stock entitled to vote, voting as a single class, is required to amend Article V of the certificate of incorporation. Article V relates to the amendment of Stone Container's bylaws. In addition, the affirmative vote of at least two-thirds of the outstanding shares of Series E Preferred Stock, voting as a separate class, is required to change the preferences, rights or powers of the Series E Preferred Stock.

 Smurfit-Stone

   The amendment of Smurfit-Stone's certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote, voting as a single class. Nonetheless, the affirmative vote of at least 75% of the outstanding shares of capital stock entitled to vote, voting as a single class, is required to amend specific provisions of Articles VI and X of Smurfit-Stone's certificate of incorporation. Article VI relates to the compensation of members of various committees of Smurfit-Stone's board of directors. Article X relates to provisions of Smurfit-Stone's bylaws that relate to committee representation by representatives of Morgan Stanley Leveraged Equity Fund II, Inc.

Amendments to Bylaws

 Stone Container

   Stone Container's certificate of incorporation provides that Stone Container's bylaws may be altered, amended or repealed by the affirmative vote of

  . a majority of a quorum of Stone Container's board of directors, or

  . at least two-thirds of the outstanding common stock and Series E
    Preferred Stock, voting together as a single class.

 Smurfit-Stone

   Smurfit-Stone's bylaws may be altered, amended or repealed and new bylaws may be adopted by the directors at any regular or special meeting or by the stockholders at any regular or special meeting if notice of such alteration, amendment, repeal or adoption is given in the notice of such special meeting of the stockholders. Notwithstanding the foregoing, Smurfit-Stone's certificate of incorporation requires the affirmative vote of at least 75% of the outstanding capital stock entitled to vote in order to amend Article X of the bylaws, which ensures committee representation for one of Smurfit-Stone's significant stockholders.

Stockholder Action in Lieu of Meeting

 Stone Container

   Any action required or permitted to be taken at any annual or special meeting of Stone Container stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding Stone Container capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote in such action were present and voted.

 Smurfit-Stone

   Smurfit-Stone's certificate of incorporation provides that stockholders may not take any action by written consent in lieu of a meeting.

Notice of Stockholders Actions

 Stone Container

   Stone Container's bylaws provide that stockholders holding a majority of the outstanding shares of Stone Container's capital stock entitled to vote may request that Stone Container's secretary call a special meeting of stockholders. The stockholders' request must state the purpose of the proposed meeting.

 Smurfit-Stone

   Smurfit-Stone's certificate of incorporation and bylaws provide that stockholders holding at least 25% of the outstanding shares of Smurfit-Stone's capital stock entitled to vote must give timely written notice of nominations for directors and of any other proposed business to be brought before an annual meeting of stockholders.

   For a nomination to be made by a stockholder at an annual meeting, the stockholder must give timely written notice of the nomination in proper written form to the secretary of Smurfit-Stone. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of Smurfit-Stone not less than 60 days nor more than 90 days before the anniversary date of the immediately preceding annual meeting of stockholders. If the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was first made, whichever first occurs.

   For business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice of the business in proper written form to the secretary of Smurfit-Stone. To be timely, a stockholder's notice to the secretary must be delivered to or mailed and received at Smurfit-Stone's principal executive offices not less than 60 days nor more than 90 days before the anniversary date of the immediately preceding annual meeting of stockholders. If the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be received not later than the close of business on the tenth day following disclosure of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was first made, whichever first occurs.

Special Stockholders Meetings

 Stone Container

   Stone Container's bylaws provide that special meetings of Stone Container's stockholders may be called by the board of directors, its chairman or the secretary at the written request of the holders of a majority of the outstanding capital stock entitled to vote. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

 Smurfit-Stone

   Smurfit-Stone's certificate of incorporation and bylaws provide that special meetings of Smurfit-Stone's stockholders may be called by the chairman of the board of directors, the chief executive officer, any vice president or the secretary, at the written request of a majority of the board of directors or holders of at least 25% of the outstanding capital stock entitled to vote. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

Limitation of Personal Liability of Directors

   The Delaware General Corporation Law provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for the following:

  . any breach of the director's duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

  . violation of Section 174 of the Delaware General Corporation Law regarding unlawful payment of dividends or unlawful stock purchases or redemptions;

  . any transactions from which the director derived an improper personal benefit; and

  . any act or omission prior to the adoption of such a provision in the certificate of incorporation

 Stone Container

   Stone Container's certificate of incorporation provides that no director will be personally liable to Stone Container or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

  . for any breach of the director's duty of loyalty to Stone Container and its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

  . under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

 Smurfit-Stone

   Smurfit-Stone's certificate of incorporation provides that no director will be personally liable to Smurfit-Stone or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

  . for any breach of the director's duty of loyalty to Smurfit-Stone and its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

  . under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

Dividends

 Stone Container

   Stone Container's certificate of incorporation provides that, subject to the preferential rights of Stone Container's preferred stock, the holders of Stone Container common stock are entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by Stone Container's board of directors. Holders of shares of Series E Preferred Stock are entitled to receive, when, as and if declared by Stone Container's board of directors out of legally available funds, cumulative cash dividends on the shares of Series E Preferred Stock at the rate of $1.75 per annum per share, payable in equal quarterly installments. Stone Container's credit agreements and note indentures have not permitted the payment of any dividends on the Series E Preferred Stock since February 15, 1997.

 Smurfit-Stone

   Smurfit-Stone's bylaws provide that the board of directors may declare dividends on Smurfit-Stone's capital stock at any regular or special meeting. Such dividends may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any legally available funds, such sums as the board of directors, in its absolute discretion, deems proper as a reserve to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of Smurfit-Stone, or for any proper purpose, and the board of directors may modify or abolish any such reserve. Dividends on Smurfit-Stone's Series A Preferred Stock are described in this proxy statement/prospectus under the caption "Description of Smurfit-Stone Capital Stock--Series A Preferred Stock."

Conversion

 Stone Container

   Holders of Stone Container common stock have no rights to convert their shares into any other securities. Unless called for redemption, holders of Stone Container's Series E Preferred Stock have the right at any time to convert all or some of their shares of Series E Preferred Stock into shares of Smurfit-Stone common stock at the per share conversion price of $34.28, subject to adjustment.

 Smurfit-Stone

   Holders of Smurfit-Stone common stock have no rights to convert their shares into any other securities. Holders of Smurfit-Stone Series A Preferred Stock will have the conversion rights described in this proxy statement/prospectus under the caption "Description of Smurfit-Stone Capital Stock--Series A Preferred Stock."

                        INFORMATION ABOUT SMURFIT-STONE

   On May 31, 2000, Smurfit-Stone completed its acquisition of St. Laurent Paperboard Inc. For a more complete description of St. Laurent's business, we refer you to the section entitled "The St. Laurent Acquisition," appearing later in this proxy statement/prospectus. The following presentation of "Information about Smurfit-Stone" does not reflect the completion of the St. Laurent acquisition.

                                    Business

General

   Smurfit-Stone Container Corporation, a Delaware corporation, is an integrated producer of containerboard, corrugated containers and other packaging products. Smurfit-Stone is the industry's leading manufacturer of paper and paper-based packaging, including

  . containerboard,

  . corrugated containers,

  . industrial bags and

  . clay-coated recycled boxboard.

   Smurfit-Stone also is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of solid bleached sulfate, folding cartons, paper tubes and cores, and labels. For the year ended December 31, 1999, Smurfit-Stone had net sales of $7,151 million and net income of $157 million.

   Smurfit-Stone is a holding company with no business operations of its own. Smurfit-Stone conducts its business operations through two wholly-owned subsidiaries: JSCE, Inc., a Delaware corporation, and Stone Container. JSCE conducts all of its business operations through its wholly-owned subsidiary Jefferson Smurfit Corporation (U.S.). Smurfit-Stone acquired Stone Container through a November 18, 1998 merger of a wholly-owned subsidiary with and into Stone Container. Smurfit-Stone's results presented in this proxy statement/prospectus reflect Stone Container's operations after the date of the Stone Container merger. Jefferson Smurfit and Stone Container collectively have operations throughout the United States, Canada, Europe and Latin America.

   On May 31, 2000, Smurfit-Stone completed its acquisition of St. Laurent pursuant to an amended and restated pre-merger agreement dated as of April 13, 2000 among Smurfit-Stone, Stone Container, 371174 Canada Inc., 3038727 Nova Scotia Company and St. Laurent.

   Pursuant to the merger agreement, each outstanding common share and restricted share unit of St. Laurent was exchanged for $12.50 in cash and 0.5 shares of Smurfit-Stone common stock. The total net consideration paid by Smurfit-Stone in connection with the acquisition of St. Laurent was approximately $1.4 billion, consisting of

  . approximately $631 million in cash;

  . 25,335,381 shares of Smurfit-Stone common stock; and

  . the assumption of $376 million of St. Laurent's debt.

   Smurfit-Stone financed the cash portion of the purchase price through borrowings under certain of its credit facilities, including a new credit facility entered into by Stone Container and its subsidiaries.

Products

 Containerboard and Corrugated Containers Segment

   The primary products of Smurfit-Stone's Containerboard and Corrugated Containers segment include:

   .corrugated containers;

  . containerboard;

  . kraft paper;

  . solid bleached sulfate; and

  . pulp.

   As of December 31, 1999, this segment includes 15 paper mills and 129 container plants located in the United States and three paper mills located in Canada. Sales for Smurfit-Stone's Containerboard and Corrugated Containers segment in 1999 were $4,829 million, including $193 million of intersegment sales.

   Production for Smurfit-Stone's paper mills and sales volume for its corrugated container facilities for the last three years, including Stone Container's operations after the date of the Stone Container merger, are included in the table below.

                                                               1999  1998  1997
                                                               ----- ----- -----
   Tons produced (in thousands)
     Containerboard........................................... 5,973 2,479 2,024
     Kraft paper..............................................   437    63
     Solid bleached sulfate...................................   189   185   190
     Market Pulp..............................................   572    71
     Corrugated containers sold (in billion sq. ft.)..........  79.2  35.2  31.7

   Smurfit-Stone's containerboard mills produce a full line of containerboard, which for 1999 included

  . 3,858,000 tons of unbleached kraft linerboard,

  . 324,000 tons of mottled white linerboard and

  . 1,791,000 tons of recycled medium.

   Smurfit-Stone's containerboard mills and corrugated container operations are highly integrated, with the majority of containerboard produced by Smurfit-Stone used internally by its corrugated container operations. In 1999, Smurfit-Stone's corrugated container plants consumed 5,755,000 tons of containerboard, representing an integration level of approximately 84%. A significant portion of the kraft paper production is consumed by Smurfit-Stone's industrial bag operations.

   Corrugated containers are sold to a broad range of manufacturers of consumable goods. Corrugated containers are used to ship such diverse products as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture and for many other applications, including point of purchase displays. Smurfit-Stone provides innovative packaging solutions, stressing the value-added aspects of its corrugated containers, including labeling and multicolor graphics to differentiate its products and respond to customer requirements. Smurfit-Stone's corrugated container plants are located nationwide, serving local customers and large national accounts.

   Sales volumes shown above include Smurfit-Stone's proportionate share of the operations of Smurfit-MBI (formerly MacMillan Bathurst, Inc.), a Canadian producer of corrugated containers, and other affiliates reported on an equity ownership basis. Smurfit-Stone and Jefferson Smurfit Group plc, a principal indirect shareholder of Smurfit-Stone, each own a 50% interest in Smurfit-MBI.

   Smurfit-Stone also produces solid bleached sulfate, some of which is consumed internally by Smurfit-Stone's folding carton plants. In addition, Smurfit-Stone produces bleached northern and southern hardwood pulp, which is sold to manufacturers of paper products, including photographic and other specialty papers, as well as the printing and writing sectors.

Folding Cartons and Boxboard Segment

   The primary products of Smurfit-Stone's Folding Cartons and Boxboard segment include:

  . coated recycled boxboard and

  . folding cartons.

Sales for Smurfit-Stone's Folding Cartons and Boxboard segment in 1999 were $836 million.

   Production of coated recycled boxboard in 1999, 1998 and 1997 by Smurfit-Stone's boxboard mills was 581,000, 582,000 and 585,000 tons, respectively. Smurfit-Stone's boxboard and folding carton operations are integrated, with the majority of tons produced by Smurfit-Stone's boxboard mills used internally by its folding carton operations. In 1999, Smurfit-Stone's folding carton plants consumed 637,000 tons of recycled boxboard, solid bleached sulfate and coated natural kraft, representing an integration level of approximately 78%.

   Folding cartons are sold to manufacturers of consumable goods, especially food, beverage, detergents, paper products and other consumer products. Smurfit-Stone's folding carton plants offer extensive converting capabilities, including

  . web and sheet lithographic, rotogravure and flexographic printing,

  . laminating,

  . a full line of structural and graphic design services tailored to specific technical requirements, and

  . photography for packaging, sales promotion concepts, and point of purchase displays.

   Folding cartons are used primarily to provide point of purchase advertising while protecting customers' products. Smurfit-Stone makes folding cartons for a wide variety of applications, including food and fast foods, detergents, paper products, beverages, health and beauty aids and other consumer products. Customers range from small local accounts to large national accounts. Smurfit-Stone's folding carton plants are located nationwide. Folding carton sales volumes for 1999, 1998 and 1997 were 583,000, 536,000 and 488,000 tons, respectively.

   Smurfit-Stone has focused its capital expenditures and its marketing activities in this segment to support a strategy of enhancing product quality as it relates to

  . packaging graphics,

  . increasing flexibility while reducing customer lead time, and

  . assisting customers in innovative package designs.

Other Products

 Industrial Bags

   Smurfit-Stone produces a wide variety of industrial bags, including:

  . multiwall bags,

  . consumer bags and

  . intermediate bulk containers.

   These products are designed to safely and effectively ship a wide range of industrial and consumer products, including fertilizers, chemicals, concrete, flour, sugar, feed, seed, pet foods, popcorn, charcoal and salt. Smurfit-Stone's bag plants are located nationwide. Smurfit-Stone believes that it is the largest producer of industrial bags in the United States. In 1999, Smurfit-Stone's bag plants consumed approximately 45% of the kraft paper produced by Smurfit-Stone's kraft paper mills. Bag shipments for 1999 and for the period in 1998 subsequent to the date of the Stone Container merger were 316,000 and 34,000 tons, respectively. Smurfit-Stone's sales of industrial bags in 1999 were $513 million.

 Specialty Packaging

   Smurfit-Stone produces a wide variety of specialty packaging products, including:

  . uncoated recycled boxboard,

  . paper tubes and cores,

  . solid fiber partitions and

  . consumer packaging.

   Paper tubes and cores are used primarily for paper, film and foil, yarn carriers and other textile products and furniture components. Flexible packaging, paper and metallized paper labels and heat transfer labels are used in a wide range of consumer product applications. In addition, a contract packaging plant provides custom contract packaging services, including cartoning, bagging, liquid-filling or powder-filling and high-speed overwrapping. Smurfit-Stone produces high-quality rotogravure cylinders and has a full-service organization experienced in the production of color separations and lithographic film for the commercial printing, advertising and packaging industries. In 1999, Smurfit-Stone's sales of specialty packaging products were $288 million, including $24 million of intersegment sales.

 Reclamation Operations

   Smurfit-Stone's reclamation operations procure fiber resources for its paper mills as well as other producers. Smurfit-Stone operates reclamation facilities throughout the United States that collect, sort, grade and bale recovered paper. Smurfit-Stone also collects aluminum and glass. In addition, Smurfit-Stone operates a nationwide brokerage system through which it purchases and resells recovered paper to its recycled paper mills and other producers on a regional and national contract basis. Brokerage contracts provide bulk purchasing, resulting in lower prices and cleaner recovered paper. Many of the reclamation facilities are located close to Smurfit-Stone's recycled paper mills, ensuring availability of supply with minimal shipping costs. Domestic tons of recovered paper collected for 1999, 1998 and 1997 were 6,560,000, 5,155,000 and 4,832,000, respectively. Smurfit-Stone's sales of recycled materials in 1999 were $563 million, including $263 million of intersegment sales.

 International Operations

   Smurfit-Stone produces containerboard, boxboard and corrugated containers in Europe and Latin America. Its European operations include

  . three paper mills located in Hoya and Viersen, Germany and Cordoba, Spain,

  . 21 corrugated container plants (eleven located in Germany, three in Spain, three in Belgium, two in France and two in the Netherlands) and

  . six reclamation plants (five located in Germany and one in Spain).

   In addition, Smurfit-Stone operates four container plants and several small affiliate operations in Mexico that also produce corrugated containers. Production for its international mills and sales volume for its foreign corrugated container facilities for 1999 and for the period after the date of the Stone Container merger were:

                                                                       1999 1998
                                                                       ---- ----
      Tons produced (in thousands)
        Containerboard................................................  380  40
        Recycled boxboard.............................................   79   8
      Corrugated containers sold (in billion sq. ft.)................. 12.5 1.3

   In 1999, Smurfit-Stone's foreign corrugated container plants consumed 761,000 tons of containerboard. Its sales for its foreign operations were $581 million.

 Cladwood(R)

   Cladwood(R) is a wood composite panel used by the housing industry. Cladwood(R) is manufactured from sawmill shavings and other wood residuals and overlaid with recycled newsprint. Smurfit Newsprint Corporation, a wholly-owned subsidiary of Jefferson Smurfit Corporation (U.S.), has two Cladwood(R) plants located in Oregon. Sales for Cladwood(R) in 1999 were $21 million.

 Newsprint

   Smurfit-Stone divested the newsprint mills owned by Smurfit Newsprint. Accordingly, its newsprint operations located in Newberg and Oregon City, Oregon have been accounted for as a discontinued operation. The Newberg mill was sold in November 1999 and the ownership of the Oregon City mill was transferred to a third party in May 2000.

   In 1999, Smurfit Newsprint produced approximately 510,000 metric tons and sold $235 million of newsprint. For the past three years, an average of approximately 42% of Smurfit Newsprint's newsprint production was sold to The Times Mirror Company pursuant to a long-term newsprint agreement, which has been terminated.

Fiber Resources

   Wood fiber and recycled fiber are the principal raw materials used in the manufacture of Smurfit-Stone's paper products. Smurfit-Stone satisfies virtually all of its need for wood fiber through purchases on the open market or under supply agreements. Smurfit-Stone satisfies essentially all of its need for recycled fiber through the operation of its reclamation facilities and nationwide brokerage system.

   Wood fiber and recycled fiber are purchased in highly competitive, price-sensitive markets, which have historically exhibited price and demand cyclicality. Conservation regulations have caused, and will likely continue to cause, a decrease in the supply of wood fiber and higher wood fiber costs in some of the regions in which Smurfit-Stone procures wood fiber. Fluctuations in supply and demand for recycled fiber can cause tight supplies of recycled fiber, and at those times Smurfit-Stone has experienced an increase in the cost of such fiber. While Smurfit-Stone has not experienced any significant difficulty in satisfying its needs for wood fiber and recycled fiber, it can give no assurances that this will continue to be the case for any or all of its mills.

   In October 1999, Smurfit-Stone sold 820,000 acres of owned timberland and assigned its rights to 160,000 acres of leased timberland located in the southeastern United States. As part of the sales agreement, Jefferson Smurfit entered into a two-year supply contract with the buyer to purchase 1.4 million tons of timber each year during 2000 and 2001 at prevailing market prices. As of December 31, 1999, Smurfit-Stone owned approximately 132,000 acres of timberland in Canada, where it operates wood harvesting facilities.

Marketing

   Smurfit-Stone's marketing strategy is to sell a broad range of paper-based packaging products to marketers of industrial and consumer products. In managing the marketing activities of its paperboard mills, Smurfit-Stone seeks to meet the quality and service needs of the customers of its package converting plants at the most efficient cost, while balancing those needs against the demands of its open market customers. Smurfit-Stone's converting plants focus on supplying both specialized packaging with high value graphics that enhance a product's market appeal and high-volume sales of commodity products.

   Smurfit-Stone seeks to serve a broad customer base for each of its segments and as a result serves thousands of accounts. Each plant has its own sales force, and many have product design engineers and other service professionals who are in close contact with customers to respond to their specific needs. Smurfit-Stone complements the local plants' marketing and service capabilities with regional and national design and service capabilities. Smurfit-Stone also maintains national sales offices for customers who purchase through a centralized purchasing office. National account business may be allocated to more than one plant because of production capacity and equipment requirements.

   Smurfit-Stone's business does not depend on a single customer or on a small number of major customers. Smurfit-Stone does not believe that the loss of any one customer would materially and adversely affect it.

Competition

   The markets in which Smurfit-Stone sells its principal products are highly competitive and comprised of many participants. Although no single company dominates, Smurfit-Stone does face significant competitors in each of its businesses. Smurfit-Stone's competitors include large vertically integrated companies as well as numerous smaller companies. The industries in which Smurfit-Stone competes have historically been sensitive to price fluctuations brought about by shifts in industry capacity and other cyclical industry conditions. Other competitive factors include design, quality and service, with varying emphasis depending on product line.

Backlog

   Demand for Smurfit-Stone's major product lines is relatively constant throughout the year and seasonal fluctuations in marketing, production, shipments and inventories are not significant. Backlogs are not a significant factor in the industry. Smurfit-Stone does not have a significant backlog of orders, as most orders are placed for delivery within 30 days.

Research and Development

   Smurfit-Stone's research and development center is located in Carol Stream, Illinois. The center uses state-of-the-art technology to assist all levels of the manufacturing and sales processes, from raw materials supply through finished packaging performance. Research programs have provided improvements in coatings and barriers, stiffeners, inks and printing. The center's technical staff conducts basic, applied and diagnostic research. It also develops processes and products and provides a wide range of other technical services.

   Smurfit-Stone actively pursues applications for patents on new inventions and designs and attempts to protect its patents against infringement. Nevertheless, Smurfit-Stone believes that its success and growth depend more on the quality of its products and its relationships with its customers than on the extent of its patent protection.

   Smurfit-Stone holds or is licensed to use certain patents, licenses, trademarks and trade names on products. However, Smurfit-Stone does not consider that the successful continuation of any material aspect of its business depends on such intellectual property. The cost of Smurfit-Stone's research and development activities for 1999, 1998 and 1997 was approximately $7 million, $4 million and $3 million, respectively.

Employees

   Smurfit-Stone had approximately 36,300 employees at December 31, 1999. Of these employees, approximately 30,800 were employees of U.S. operations and the remainder were employees of foreign operations. Of the domestic employees, approximately 20,500 (67%) are represented by collective bargaining units. The expiration dates of union contracts for Smurfit-Stone's major paper mill facilities are as follows:

  . the Missoula, Montana mill, expiring in May 2001;

  . the Jacksonville, Florida (Seminole) mill, expiring in June 2001;

  . the Hopewell, Virginia mill, expiring in July 2002;

  . the Brewton, Alabama mill, expiring in October 2002;

  . the Panama City, Florida mill, expiring in March 2003;

  . the Fernandina Beach, Florida mill, expiring in June 2003;

  . the Florence, South Carolina mill, expiring in August 2003; and

  . the Hodge, Louisiana mill, expiring in June 2006.

   Smurfit-Stone believes that its employee relations are generally good. Smurfit-Stone is currently in the process of bargaining with unions representing production employees at a number of its operations. While the terms of these agreements may vary, Smurfit-Stone believes that the material terms of its collective bargaining agreements are customary for the industry and the type of facility, the classification of the employees and the geographic location covered by such agreements.

Properties

   Smurfit-Stone maintains manufacturing facilities and sales offices throughout North America, Europe and Latin America. Its facilities are properly maintained and equipped with machinery suitable for their use. Smurfit-Stone's manufacturing facilities, excluding the discontinued newsprint operations, as of December 31, 1999 are summarized below.

                                                    Number of
                                                    Facilities
                                                ------------------   State
                                                Total Owned Leased Locations
                                                ----- ----- ------ --------- ---
United States
  Paper mills..................................   23    23     0       16
  Corrugated container plants..................  129    82    47       34
  Folding carton plants........................   20    16     4       10
  Bag packaging plants.........................   15     8     7       13
  Specialty packaging plants...................   29    10    19       16
  Reclamation plants...........................   26    17     9       15
  Cladwood(R) plants...........................    2     2     0        1
  Wood products plants.........................    2     2     0        2
                                                 ---   ---   ---
    Subtotal...................................  246   160    86       39
Canada
  Paper mills..................................    3     3     0      N/A
  Wood products plants.........................    1     1     0      N/A
Europe and Other
  Paper mills..................................    3     3     0      N/A
  Corrugated container plants..................   26    23     3      N/A
  Reclamation plants...........................    6     3     3      N/A
                                                 ---   ---   ---
    Total......................................  285   193    92      N/A

   Smurfit-Stone's paper mills represent approximately 71% of its investment in property, plant and equipment. In addition to its manufacturing facilities, Smurfit-Stone owns approximately 132,000 acres of timberland in Canada and also operates wood harvesting facilities.

   The approximate annual tons of productive capacity of Smurfit-Stone's paper mills, including the proportionate share of its affiliates' productive capacity at December 31, 1999 were:

                                                                 Annual Capacity
                                                                 ---------------
                                                                 (000 U.S. tons)
      United States
        Containerboard..........................................      5,620
        Kraft paper.............................................        437
        Solid bleached sulfate..................................        192
        Recycled boxboard.......................................        779
        Market pulp.............................................        341
                                                                      -----
          Sub-total.............................................      7,369
      Canada
        Containerboard..........................................        477
        Market pulp.............................................        240
      Europe and Other
        Containerboard..........................................        418
        Recycled boxboard.......................................         79
                                                                      -----
          Total.................................................      8,583

Litigation

   Subsequent to an understanding reached in December 1998, Smurfit-Stone and Smurfit Newsprint entered into a settlement agreement in January 1999. The settlement agreement implemented a nationwide class action settlement of claims involving Cladwood(R), a composite wood siding product manufactured by Smurfit Newsprint that has been used primarily in the construction of manufactured or mobile homes. The class action claimants alleged that Cladwood(R) siding on their homes prematurely failed. The settlement was reached in connection with a class action pending in King County, Washington and also resolved all other pending class actions. Pursuant to the settlement, Smurfit Newsprint paid $20 million into a settlement fund, plus up to approximately $6.5 million of administrative costs, plaintiffs' attorneys' fees, and class representative payments. Smurfit-Stone has established reserves that it believes will be adequate to pay eligible claims. However, the number of claims, and the number of potential claimants who choose not to participate in the settlement, could cause Smurfit-Stone to re-evaluate whether the liabilities in connection with the Cladwood(R) cases could exceed established reserves.

   In 1998, seven putative class action complaints were filed against Stone Container in the United States District Court for the Northern District of Illinois and the United States District Court for the Eastern District of Pennsylvania. These complaints alleged that Stone Container reached agreements in restraint of trade that affected the manufacture, sale and pricing of corrugated products in violation of antitrust laws. The complaints have been amended to name several other defendants, including Jefferson Smurfit and Smurfit-Stone. The suits seek an unspecified amount of damages arising out of the sale of corrugated products for the period from October 1, 1993 through March 31, 1995. Under the provisions of the applicable statutes, any award of actual damages could be trebled. The Federal Multidistrict Litigation Panel has ordered all of the complaints to be transferred to and consolidated in the United States District Court for the Eastern District of Pennsylvania. Stone Container, Jefferson Smurfit and Smurfit-Stone believe they have meritorious defenses and intend to vigorously defend these cases.

   Smurfit-Stone also is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. In addition, St. Laurent is a defendant in lawsuits and claims arising out of the conduct of its business, which are more fully described in the section on "The St. Laurent Acquisition." While Smurfit-Stone cannot predict with certainty the ultimate results of such suits or other proceedings, its management believes that the resolution of these matters will not have a material adverse effect on the company's consolidated financial condition or results of operations.

Environmental Compliance

   Smurfit-Stone's operations are subject to extensive environmental regulation by federal, state, and local authorities. In the past, Smurfit-Stone has made significant capital expenditures to comply with water, air, solid and hazardous waste and other environmental laws and regulations. Smurfit-Stone expects to make significant expenditures in the future for environmental compliance. Because various environmental standards are subject to change, it is difficult to predict with certainty the amount of capital expenditures that will ultimately be required to comply with future standards.

   In particular, the United States Environmental Protection Agency has finalized significant parts of its comprehensive rule governing the pulp, paper and paperboard industry, known as the "Cluster Rule." This rule will require substantial expenditures to achieve compliance. Smurfit-Stone estimates, based on engineering studies done to date, that compliance with these portions of the Cluster Rule could require up to $310 million in capital expenditures, the majority of which will be spent over the next several years. Smurfit-Stone cannot predict with certainty the ultimate cost of complying with the regulations until it completes further engineering studies and additional regulations are finalized.

   In addition to Cluster Rule compliance, Smurfit-Stone also anticipates additional capital expenditures related to environmental compliance. For the past three years, Smurfit-Stone has spent an average of approximately $35 million annually on capital expenditures for environmental purposes. The anticipated spending for such capital projects for fiscal 2000 is approximately $200 million. A significant amount of the increased expenditures in 2000 will be due to compliance with the Cluster Rule and is included in the estimate of up to $310 million set forth above. Since Smurfit-Stone's principal competitors are, or will be, subject to comparable environmental standards, including the Cluster Rule, management is of the opinion, based on current information, that compliance with environmental standards will not adversely affect Smurfit-Stone's competitive position.

Environmental Matters

   In March 1999, management of Smurfit Newsprint's former Oregon City, Oregon newsprint mill became aware of possible alterations by one of its employees of data utilized in determining compliance with the mill's National Pollutant Discharge Elimination System permit. Smurfit Newsprint conducted a thorough internal investigation of this matter. Based on this investigation, it concluded that such alterations did occur and, as a result, the mill may have violated its permit limits on suspended solids on several occasions. Smurfit Newsprint provided both the EPA and the Oregon Department of Environmental Quality (the "Oregon DEQ") with a detailed report of its investigation, and the agencies conducted additional investigations based on this report. Smurfit Newsprint fully cooperated with these investigations. In July 2000, Smurfit Newsprint paid a civil penalty of less than $100,000 to the Oregon DEQ to settle the Notice of Assessment of Civil Penalty issued by the Oregon DEQ in connection with this matter. The U.S. Attorney's Office has advised Smurfit Newsprint that it does not intend to commence a criminal prosecution against Smurfit Newsprint. Accordingly, Smurfit Newsprint now considers this matter fully resolved.

   In September 1997, Smurfit-Stone received a Notice of Violation and a Compliance Order from the EPA alleging noncompliance with air emissions limitations for the smelt dissolving tank at Smurfit-Stone's Hopewell, Virginia mill and for failure to comply with New Source Performance Standards applicable to certain other equipment at the mill. In cooperation with the EPA, Smurfit-Stone responded to information requests, conducted tests and took measures to ensure continued compliance with applicable emission limits. In December 1997 and November 1998, Smurfit-Stone received additional requests from the EPA for information about past capital projects at the mill. In April 1999, the EPA issued a Notice of Violation alleging that Smurfit-Stone "modified" the recovery boiler and increased nitrogen oxide emissions without obtaining a required construction permit. Smurfit-Stone responded to this Notice of Violation and indicated that the EPA's allegations were without merit.

   In February 2000, Smurfit-Stone, the EPA and the Department of Justice entered into a tolling agreement for the purpose of allowing continued discussion regarding settlement of the matter before the initiation of a civil action by the EPA. Pursuant to the tolling agreement's terms, the parties have stipulated and agreed that the period of time from the date of the agreement through and including December 31, 2000 will not be included in computing the deadline under any statute of limitations applicable to the commencement of an action against Smurfit-Stone with respect to the Notices of Violations.

   In August 1999, Smurfit-Stone received a Notice of Infraction from the Ministry of Environment of the Province of Quebec alleging noncompliance with specified environmental standards at Smurfit-Stone's New Richmond, Quebec mill. The majority of the citations alleged that Smurfit-Stone had discharged total suspended solids in the mill's treated effluent which exceeded the regulatory limitations for the rolling 30-day average. The remainder of the citations were for monitoring, reporting and administrative deficiencies uncovered during an inspection performed by the Ministry earlier in the year. The total fine demanded by the Ministry for all of the alleged violations is $6.5 million (Canadian). Smurfit-Stone entered a plea of "not guilty" as to all of the citations and intends to vigorously defend itself against these alleged violations.

   In April 1999, the EPA and the Virginia Department of Environmental Quality (the "Virginia DEQ") each issued a notice of violation under the Clean Air Act to St. Laurent's mill located in West Point, Virginia, which was acquired from Chesapeake Corporation in May, 1997. In general, the notices of violations allege that, from 1984 to the present, the West Point mill installed certain equipment and modified certain production processes without obtaining the required permits. In the purchase agreement between St. Laurent and Chesapeake Corporation, Chesapeake Corporation agreed to indemnify St. Laurent for remediation work resulting from violations of applicable laws, including the Clean Air Act, that existed at the mill before and on the date of the purchase agreement, as to which Chesapeake Corporation had "knowledge" (as defined in the purchase agreement), up to a maximum of $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, Smurfit-Stone believes that the cost of remediation work, which represents capital expenditures comprising engineering, procurement and construction work of mill modifications (including the installation of air emission controls, etc.) associated with the notices of violations may approximate $25 million. In addition, civil or criminal penalties may be pursued by the EPA and Virginia DEQ; however, based upon discussions with the EPA and Virginia DEQ to date, Smurfit-Stone believes that the total cost of remediation work associated with the notices of violations and fines and penalties that may be imposed by the EPA and Virginia DEQ will not exceed the maximum amount of Chesapeake Corporation's indemnification obligation. St. Laurent and Chesapeake Corporation appointed a third party arbitrator to decide the scope and timing of future remediation work that is the subject of the indemnification in the purchase agreement. The arbitrator has ruled that any fines and penalties that may result from any breach of Chesapeake Corporation's representations and warranties arising out of the notices of violations, either by adjudication or settlement, are part of the costs and expenses that are subject to reimbursement by Chesapeake Corporation to St. Laurent under the purchase agreement. By agreement of the parties, the 30-month period for reimbursement by Chesapeake Corporation of costs and expenses incurred by St. Laurent under the provisions of the purchase agreement has been extended indefinitely. Smurfit-Stone is cooperating with Chesapeake Corporation to analyze, respond to, and defend against the matters alleged in the notices of violations and to develop and implement a remediation plan as required by the notices of violations.

   Federal, state and local environmental requirements are a significant factor in Smurfit-Stone's business. Smurfit-Stone employs processes in the manufacture of pulp, paperboard and other products which result in various discharges, emissions, and wastes. These processes are subject to numerous federal, state and local environmental laws and regulations, including reporting and disclosure obligations. Smurfit-Stone operates and expects to operate under permits and similar authorizations from various governmental authorities that regulate such discharges, emissions, and wastes.

   Smurfit-Stone also faces potential liability as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which company-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off-site disposal locations at which environmental problems exist, as well as the owners of those sites and certain other classes of persons (generally referred to as "potentially responsible parties" or "PRPs"), are, in most instances, subject to joint and several liability for response costs for the investigation and remediation of such sites under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and analogous state laws, regardless of fault or the lawfulness of the original disposal. Smurfit-Stone has received notice that it is or may be a PRP at a number of federal and/or state sites where response action may be required and as a result may have joint and several liability for cleanup costs at such sites. However, liability for CERCLA sites is typically shared with other PRPs and costs are commonly allocated according to relative amounts of waste deposited. Smurfit-Stone's relative percentage of waste deposited at a majority of these sites is quite small. In addition to participating in remediation of sites owned by third parties, Smurfit-Stone has entered into consent orders for investigation and/or remediation of certain company-owned properties.

   Based on current information, Smurfit-Stone believes that the probable costs of the potential environmental enforcement matters discussed above, response costs under CERCLA and similar state laws, and remediation of owned property will not have a material adverse effect on its financial condition or results of operations. Smurfit-Stone believes that its liability for these matters was adequately reserved at December 31, 1999.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

General

   Market conditions and demand for containerboard and corrugated containers, Smurfit-Stone's primary products, have historically been subject to cyclical changes in the economy and changes in industry capacity, both of which can significantly impact selling prices and Smurfit-Stone's profitability.

   Market conditions were generally weak from 1996 to 1998 due primarily to excess capacity within the industry. Linerboard prices, which peaked in 1995 at approximately $535 per ton, declined dramatically thereafter, reaching a low of $310 per ton in April 1997. Corrugated container prices followed this same pricing trend during the period with somewhat less fluctuation. Prices remained at reduced levels through the end of 1998.

   During the second half of 1998, the containerboard industry took extensive economic downtime, resulting in a significant reduction in inventory levels. In addition, several paper companies, including Smurfit-Stone, permanently shut down paper mill operations, approximating 6% of industry capacity. The balance between supply and demand for containerboard has improved as a result of the shutdowns, and inventories remained low throughout 1999. Corrugated container shipments for the industry were strong in 1999, increasing approximately 2% compared to 1998. Based on these developments, Smurfit-Stone was able to implement two price increases during 1999, totaling $90 per ton for linerboard, bringing the price at the end of 1999 to $430 per ton. In addition, Smurfit-Stone implemented a $50 per ton price increase in February 2000 for linerboard.

   Market pulp is also subject to the cyclical changes in the economy and changes in industry capacity. The price of market pulp declined from 1996 to 1998 as a result of excess capacity worldwide. Mill closures, market related downtime and the recovery of the Asian markets resulted in tighter supplies and a recovery in prices in 1999. As a result, Smurfit-Stone was able to implement price increases totaling approximately $160 per metric ton for market pulp during 1999. In addition, Smurfit-Stone implemented a $30 per metric ton price increase in January 2000 for market pulp.

   Market conditions in the folding carton and boxboard mill industry, which were weak in 1998, began to strengthen in the second half of 1999. Demand for recycled boxboard and solid bleached sulfate improved gradually and Smurfit-Stone was able to implement price increases in the fourth quarter of 1999. On average, prices were lower in 1999 as compared to 1998. Shipments of folding cartons for the industry increased 2% compared to 1998 and mill operating rates were higher.

   Wood fiber and recycled fiber are the principal raw materials used in the manufacture of Smurfit-Stone's products. Fiber supplies can vary widely at times and are highly dependent upon the demand of paper mills. Wood fiber and reclaimed fiber prices declined in 1998 due primarily to the lower demand brought about by extensive economic downtime taken by the containerboard industry in 1998. The price of old corrugated containers, the principal grade used in recycled containerboard mills, declined in 1998 to its lowest level in five years. Smurfit-Stone's average wood fiber cost in 1999 declined approximately 6% compared to 1998 due primarily to the number of permanent mill closures in those areas where Smurfit-Stone competes for wood. Recycled fiber prices increased approximately 11% compared to 1998, primarily as a result of stronger export demand.

Restructuring and the 1998 Stone Container Merger

   As previously discussed, a wholly-owned subsidiary of Smurfit-Stone merged with Stone Container on November 18, 1998. Smurfit-Stone restructured its operations in connection with the merger. Smurfit-Stone recorded a pretax charge of $257 million in the fourth quarter of 1998 for restructuring costs related to the permanent closure of certain Jefferson Smurfit mill operations and related facilities on December 1, 1998. In addition, the allocation of the cost to acquire Stone Container included an adjustment to fair value of property, plant and equipment associated with the permanent closure of certain containerboard and pulp mill facilities owned by Stone Container on December 1, 1998 and five Stone Container converting facilities during the allocation period in 1999.

   As part of Smurfit-Stone's continuing evaluation of all areas of its business in connection with its merger integration, Smurfit-Stone recorded a $10 million restructuring charge in the year ended December 31, 1999 related to the permanent shutdown of eight additional Jefferson Smurfit facilities and a $46 million restructuring charge in the first half of 2000 related to the permanent shutdown of a Stone Container containerboard mill and five Stone Container converting facilities. The containerboard mill shutdown in 2000 had an annual capacity of 130,000 tons of corrugating medium.

   The restructuring charges and the allocation of costs to acquire Stone Container included adjustments to liabilities for the termination of certain employees of Smurfit-Stone, the liabilities for long-term commitments and resolution of litigation related to Stone Container's investment in Florida Coast. Since the Stone Container merger, through June 30, 2000, approximately $221 million, or 75%, of the cash expenditures were incurred, approximately 56% of which related to the Florida Coast settlement. The remaining exit liabilities for Jefferson Smurfit and Stone Container as of June 30, 2000 of approximately $75 million will be funded through operations as originally planned.


Results of Operations for the Six Months ended June 30, 2000 and June 30, 1999

Segment Data

                                                    Six months ended June 30,
                                                  -----------------------------
                                                       2000           1999
                                                  -------------- --------------
                                                   Net   Profit/  Net   Profit/
                                                  Sales  (Loss)  Sales  (Loss)
                                                  ------ ------- ------ -------
Containerboard and corrugated containers......... $2,624  $ 440  $2,230  $ 152
Folding cartons and boxboard.....................    439     37     405     33
Other operations.................................    994     64     800     55
                                                  ------  -----  ------  -----
Total operations................................. $4,057    541  $3,435    240
                                                  ======         ======
Restructuring charge.............................           (46)            (9)
Interest expense, net............................          (250)          (296)
Other, net.......................................           (91)           (90)
                                                          -----          -----
Income (loss) from continuing operations before
 income taxes, minority interest and
 extraordinary item..............................         $ 154          $(155)
                                                          =====          =====

   Improvements in containerboard and other markets in 2000 resulted in strong increases in Smurfit-Stone's net sales and profits. Smurfit-Stone's net sales for the six month period ended June 30, 2000, increased 13% compared to the same period last year. The increase in net sales was due primarily to higher average sales prices for containerboard, corrugated containers and market pulp and the acquisition of St. Laurent. Net sales and income before income taxes for St. Laurent of $96 million and $6 million, respectively, are included in Smurfit-Stone's results of operations after May 31, 2000, the date of the acquisition. Smurfit-Stone's operating profits for the six month period ended June 30, 2000 increased 125% compared to last year due primarily to the sales price increases. Operating profits in the second quarter of 2000 were reduced by the economic downtime taken at Smurfit-Stone's containerboard mills in order to reduce inventories. Other, net for 1999 included a $39 million gain on asset sales and an expense of $26 million related to the cashless exercise of Smurfit-Stone stock options under the Jefferson Smurfit Corporation stock option plan. The increases (decreases) in net sales for each of Smurfit-Stone's segments are shown in the chart below.

                                         Six months ended June 30, 2000
                                                compared to 1999
                                    -----------------------------------------
                                    Containerboard
                                          &         Folding
                                      Corrugated   Cartons &   Other
                                      Containers   Boxboard  Operations Total
                                    -------------- --------- ---------- -----
                                                  (In millions)
Increase (decrease) in net sales
 due to:
--------------------------------
  Sales price and product mix......      $446         $24       $138    $ 608
  Sales volume.....................       (67)         10         26      (31)
  Acquisition and other............       108                     47      155
  Closed or sold facilities........       (93)                   (17)    (110)
                                         ----         ---       ----    -----
    Total increase.................      $394         $34       $194    $ 622
                                         ====         ===       ====    =====

 Containerboard and Corrugated Containers Segment

   Market conditions in the containerboard industry continued to improve in the first half of 2000, and Smurfit-Stone implemented price increases of $50 per ton and $60 per ton on February 1, 2000 for linerboard and medium, respectively. On average, linerboard prices for the second quarter of 2000 were higher than last year by 22% and the average price of corrugated containers was higher by 21%. Strong demand for market pulp continued to drive prices higher in the first half of 2000. Pulp prices were increased $30 per metric ton on January 1, 2000 and $40 per metric ton on April 1, 2000. Pulp prices were increased again on July 1, 2000 by $30 per metric ton. The average price of market pulp for the second quarter of 2000 increased 35% compared to last year. Solid bleached sulfate prices increased 10% compared to last year.

   Production of containerboard and kraft paper for the second quarter of 2000, exclusive of St. Laurent's containerboard production of 110,000 tons, declined 10% compared to last year due to higher levels of maintenance downtime, as well as economic downtime taken in order to reduce inventories. Shipments of corrugated containers decreased 3% compared to last year due to plant closures and customer rationalization. Smurfit-Stone had lower third-party sales of containerboard and kraft, market pulp and other products in the six month period ended June 30, 2000. Sales volume for market pulp and solid bleached sulfate for the second quarter declined 5% and 4%, respectively, compared to last year.

   For the six months ended June 30, 2000, net sales of $2,624 million increased 18% compared to last year and profits increased by $288 million to $440 million. On average, linerboard prices were higher than last year by 22% and the average price of corrugated containers was higher by 20%. Production of containerboard and kraft paper for the six months ended June 30, 2000, exclusive of St. Laurent's containerboard production of 110,000 tons, decreased 2% due primarily to the downtime. Shipments of corrugated containers declined 1% compared to last year. The average sales price of market pulp increased 37% compared to last year while sales volume declined 11%. The average price of solid bleached sulfate increased by 7% compared to last year while sales volume was lower by 1%. Profits increased due primarily to the higher average sales prices, although the additional mill downtime and the higher reclaimed fiber cost partially offset the sales price improvements. Cost of goods sold as a percent of net sales decreased to 75% for the six months ended June 30, 2000 compared to 84% for the same period last year due primarily to the higher average sales prices.

 Folding Cartons and Boxboard Segment

   For the six months ended June 30, 2000, net sales of $439 million increased by 8% compared to last year. On average, boxboard sales prices were 9% higher and folding carton sales prices were 5% higher than last year. Folding carton shipments increased 1% and boxboard shipments increased 14% compared to last year. The higher cost of materials and higher converting costs partially offset the improvements in sales price and product mix, resulting in a profit improvement of $3 million compared to last year. Cost of goods sold as a percent of net sales of 84% for the six months ended June 30, 2000 was comparable to the same period last year.

 Other Operations

   Net sales of $994 million for the six months ended June 30, 2000 increased by 24% compared to last year, and profits increased by $9 million to $64 million due primarily to the reclamation operations and St. Laurent's converting operations. Demand for reclaimed fiber has been strong in 2000 causing the cost and sales price of reclaimed fiber to escalate rapidly. Compared to last year, the average prices of old corrugated containers and old newsprint were higher by $50 per ton and $40 per ton, respectively. The amount of mill downtime taken by the paper industry and a decline in export shipments in the second quarter of 2000, however, have reduced demand, thereby bringing cost and sales prices down in June and July. Total tons of fiber reclaimed and brokered increased 3% compared to last year. Results for Smurfit-Stone's industrial bag, international and specialty packaging operations were comparable to last year.

 Costs and Expenses

   Costs and expenses for the six month period ended June 30, 2000 include expenses for St. Laurent after May 31, 2000. Exclusive of St. Laurent, Smurfit-Stone's cost of goods sold compared to last year was lower because of third party sales of containerboard and kraft, market pulp and other products. Smurfit-Stone's overall cost of goods sold as a percent of net sales for the six months ended June 30 decreased from 87% in 1999 to 80% in 2000, due primarily to the higher average sales prices.

   Selling and administrative expenses decreased compared to last year due to expense in 1999 of $26 million related to the cashless exercise of Smurfit-Stone stock options under the Jefferson Smurfit Corporation stock option plan. Exclusive of the effect of the 1999 charge for stock option exercises, selling and administrative expenses as a percent of net sales for the six month period ended June 30 declined from 10% in 1999 to 9% in 2000, as a result of higher sales prices in 2000.

   Other income and expense, net for the six months ended June 30, 2000 include a $39 million gain on the sale of Smurfit-Stone's equity interest in Abitibi-Consolidated Inc. In addition, foreign exchange gains were more favorable in 1999 as compared to 2000.

   Interest expense, net for the six months ended June 30, 2000 was lower than last year by $46 million due to lower average outstanding debt levels. The decrease was partially offset by higher average interest rates and new borrowings used to fund the St. Laurent acquisition. Smurfit-Stone's overall average effective interest rate in the 2000 period was higher than last year for the six month period ended June 30, by 0.5%.

   Provision for income taxes for the six month period ended June 30, 2000 differed from the federal statutory tax rate due to several factors, the most significant of which were state income taxes and the effect of permanent differences from applying purchase accounting.

 Statistical Data

                                                            Six months ended
                                                                June 30,
                                                         -----------------------
                                                            2000        1999
                                                         ----------- -----------
                                                         (In thousands of tons,
                                                            except as noted)
      Mill production:
        Containerboard..................................       3,234       3,120
        Kraft paper.....................................         145         225
        Market pulp.....................................         307         292
        Solid bleached sulfate..........................         106          91
        Recycled boxboard...............................         425         415
      Corrugated shipments (billion sq. ft.)............        45.2        45.7
      Folding carton shipments..........................         291         288
      Industrial bag shipments..........................         154         157
      Fiber reclaimed and brokered......................       3,331       3,221

 Discontinued Operations

   In February 1999, Smurfit-Stone adopted a formal plan to sell the newsprint mills of its subsidiary, Smurfit Newsprint. Accordingly, the newsprint operations of Smurfit Newsprint are accounted for as discontinued operations. Smurfit-Stone transferred ownership of the Oregon City, Oregon newsprint mill on May 9, 2000 to a third party, thereby completing Smurfit-Stone's exit from the newsprint business. Smurfit-Stone received no proceeds from the transfer. During the second quarter of 2000, Smurfit-Stone recorded a $6 million after-tax gain to reflect adjustments to the previous estimates on disposition of discontinued operations.

Results of Operations for 1999, 1998 and 1997

   Smurfit-Stone's results include the results of Stone Container for 1999 and for the period after November 18, 1998.

Segment Data

                                             Year ended December 31,
                                   --------------------------------------------
                                        1999           1998           1997
                                   -------------- -------------- --------------
                                    Net   Profit/  Net   Profit/  Net   Profit/
                                   Sales  (Loss)  Sales  (Loss)  Sales  (Loss)
                                   ------ ------- ------ ------- ------ -------
                                                  (In millions)
Containerboard and corrugated
 containers....................... $4,636  $ 478  $2,014  $ 117  $1,607  $  56
Folding cartons and boxboard......    836     62     785     67     752     68
Other operations..................  1,679    101     686     40     598     39
                                   ------  -----  ------  -----  ------  -----
Total operations.................. $7,151    641  $3,485    224  $2,957    163
                                   ======         ======         ======
Restructuring charge..............           (10)          (257)
Interest expense, net.............          (563)          (247)          (196)
Other, net........................           271            (56)            11
                                           -----          -----          -----
Income (loss) from continuing
 operations before income taxes,
 minority interest, extraordinary
 item and cumulative effect of
 accounting change................         $ 339          $(336)         $ (22)
                                           =====          =====          =====

--------
Other, net includes, among other things, corporate expenses and gains or losses on asset sales.

1999 Compared to 1998

   Net sales of $7,151 million and operating profits of $641 million were significantly higher in 1999 compared to 1998 due primarily to the Stone Container merger and improvements in sales prices. Other, net improved $327 million compared to 1998 due primarily to gains recorded on sales of assets in 1999. Income from continuing operations before income taxes, minority interest, extraordinary item and cumulative effect of accounting change was $339 million in 1999, as compared to a loss of $336 million in 1998. The increases (decreases) in net sales for each of Smurfit-Stone's segments are shown in the chart below.

                                               1999 Compared to 1998
                                     -----------------------------------------
                                                    Folding
                                     Containerboard Cartons
                                      & Corrugated     &       Other
                                       Containers   Boxboard Operations Total
                                     -------------- -------- ---------- ------
                                                   (In millions)
      Increase (decrease) due to:
        Sales prices and product
         mix........................     $   78       $(9)      $ 37    $  106
        Sales volume................                   61          3        64
        Stone Container merger......      2,624                  971     3,595
        1998 acquisition............         26                             26
        Sold or closed facilities...       (106)       (1)       (18)     (125)
                                         ------       ---       ----    ------
      Net increase..................     $2,622       $51       $993    $3,666
                                         ======       ===       ====    ======

 Containerboard and Corrugated Containers Segment

   Net sales of $4,636 million and profits of $478 million for 1999 increased significantly compared to 1998 due primarily to the Stone Container merger and improved sales prices for containerboard and corrugated containers. Net sales and profits for the Stone Container operations for 1999 were $2,902 million and $301 million, respectively, as compared to $318 million and $10 million, respectively, for the period from the date of the Stone Container merger to December 31, 1998. Smurfit-Stone was able to implement two price increases for containerboard in 1999, totaling $90 per ton for linerboard and $130 per ton for medium. On average, linerboard and corrugated container prices increased 8% and 9%, respectively, compared to 1998. The increase in corrugated container prices reflects the price increases implemented and Smurfit-Stone's strategy to rationalize customer mix. Solid bleached sulfate prices were lower than 1998 by 3%.

   As a result of the Stone Container merger, containerboard, kraft paper and market pulp production increased significantly in 1999. Production was also favorably impacted by the acquisition of a containerboard machine from JS Group in November 1998. Solid bleached sulfate shipments were higher than 1998 by 2%. Corrugated container sales volume also increased compared to 1998 due primarily to the Stone Container merger. Corrugated container shipments were negatively impacted by the closure of four Jefferson Smurfit plants and the rationalization of customer mix. Cost of goods sold as a percent of net sales decreased to 80% for 1999 compared to 86% for 1998 due to higher sales prices, plant shutdowns and cost saving initiatives undertaken in connection with the merger.

 Folding Cartons and Boxboard Segment

   Net sales for 1999 increased by 7% compared to 1998 while profits decreased by $5 million to $62 million. The sales increase was due primarily to higher sales volume of folding cartons, which increased by 9% compared to 1998. Boxboard shipments increased by 1% compared to last year. On average, boxboard prices were lower than 1998 by 9% and folding carton prices were comparable to 1998. Cost of goods sold as a percent of net sales increased from 83% in 1998 to 84% in 1999 due primarily to the effect of lower sales prices and higher reclaimed fiber costs.

 Other Operations

   Net sales of $1,679 million for Smurfit-Stone's other operations for 1999 increased $993 million compared to 1998 and profits increased by $61 million to $101 million due primarily to the industrial bag and international operations acquired in the Stone Container merger. Other operations also include Smurfit-Stone's reclamation and specialty packaging operations. Reclamation benefited from higher sales prices in 1999 as a result of increased demand. Compared to 1998, the average price of old corrugated containers increased approximately 11% and the total tons of fiber reclaimed and brokered increased 27% due to the additional fiber requirements resulting from the Stone Container merger.

 Costs and Expenses

   Cost of goods sold for 1999 in Smurfit-Stone's Consolidated Statements of Operations increased compared to 1998 due primarily to the Stone Container merger. The increase was partially offset by elimination of cost for certain containerboard mill operations which were permanently shut down in December 1998. Smurfit-Stone's overall cost of goods sold as a percent of net sales decreased from 85% in 1998 to 84% in 1999 due primarily to the effects of the Stone Container merger and higher sales prices.

   Selling and administrative expenses for 1999 increased compared to 1998 due primarily to the Stone Container merger. Staff reductions and certain other merger synergies achieved in 1999 had a favorable impact on Smurfit-Stone's administrative expenses. Smurfit-Stone expensed $26 million related to the cashless exercise of stock options under the Smurfit-Stone stock option plan in 1999. In 1998, Smurfit-Stone expensed $30 million for settlement of certain litigation and $23 million of other merger-related cost. Smurfit-Stone's overall selling and administrative expense as a percent of net sales declined from 11% in 1998 to 10% in 1999 due primarily to the effects of the Stone Container merger and higher sales prices.

   Interest expense, net for 1999 was higher than 1998 due primarily to the higher levels of debt outstanding as a result of the Stone Container merger. Average effective interest rates for 1999 were comparable to last year.

   Other, net in Smurfit-Stone's Consolidated Statements of Operations for 1999 included gains on the sale of Smurfit-Stone's timberlands of $407 million and $39 million on the sale of shares of Abitibi.

   Smurfit-Stone recorded income tax expense of $168 million in 1999. The effective rate for the period differed from the federal statutory tax rate due to several factors, the most significant of which were state income taxes and the effect of permanent differences from applying purchase accounting. At December 31, 1999, Smurfit-Stone had approximately $1,420 million of net operating loss carryforwards for U.S. federal income tax purposes that expire from 2009 through 2019, with a tax value of $497 million. A valuation allowance of $152 million has been established for a portion of these deferred tax assets. Further, Smurfit-Stone had net operating loss carryforwards for state income tax purposes with a tax value of $111 million, which expire from 2000 to 2019. A valuation allowance of $56 million has been established for a portion of these deferred assets. For information concerning income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 8 of the Notes to Consolidated Financial Statements.

 Discontinued Operations

   In February 1999, Smurfit-Stone adopted a formal plan to sell the operating assets of its subsidiary, Smurfit Newsprint. Smurfit-Stone subsequently decided to continue to operate its Cladwood(R) business. Accordingly, Smurfit Newsprint's newsprint results are accounted for as a discontinued operation for all periods presented in Smurfit-Stone's Consolidated Statements of Operations. In November 1999, Smurfit-Stone sold its Newberg, Oregon newsprint mill for approximately $211 million. The ownership of the Oregon City mill was transferred to a third party in May 2000. Transfer of the Oregon City mill completed Smurfit-Stone's disposition of its newsprint business.

   The 1999 results of the discontinued operations included the realized gain on the sale of the Newberg mill, an expected loss on the transfer of the Oregon City mill, the actual results from the measurement date through December 31, 1999 and the estimated losses on the Oregon City mill through the disposition date.

1998 Compared to 1997

   Net sales of $3,485 million and operating profits of $224 million were higher than 1997 by 18% and 37%, respectively, due primarily to the Stone Container merger and higher sales prices for containerboard and corrugated containers. The increases (decreases) in net sales for each of Smurfit-Stone's segments are shown in the chart below.

                                                1998 Compared to 1997
                                       ----------------------------------------
                                                      Folding
                                       Containerboard Cartons
                                        & Corrugated     &       Other
                                         Containers   Boxboard Operations Total
                                       -------------- -------- ---------- -----
                                                    (In millions)
      Increase (decrease) due to:
        Sales prices and product mix..      $146        $(13)     $(53)   $ 80
        Sales volume..................       (63)         45        22       4
        Stone Container merger........       318           1       128     447
        Acquisition...................         9                             9
        Sold or closed facilities.....        (3)                   (9)    (12)
                                            ----        ----      ----    ----
      Net increase....................      $407        $ 33      $ 88    $528
                                            ====        ====      ====    ====

 Containerboard and Corrugated Containers Segment

   Net sales of the Containerboard and Corrugated Containers segment increased 25% compared to 1997 to $2,014 million and segment profits increased $61 million over 1997 to $117 million. The increase in net sales was due primarily to the Stone Container merger and improved sales prices. The profit increase was due primarily to the improvements in sales price. Net sales and profits for the Stone Container operations included in this segment for the period after November 18, 1998 were $318 million and $10 million, respectively.

   Containerboard and corrugated container prices were higher in 1998 by 16% and 11%, respectively, compared to 1997. Solid bleached sulfate prices declined 2% during the period. Containerboard sales volume for Smurfit-Stone's mills in 1998 declined 2% compared to 1997 due to the closure of three Jefferson Smurfit containerboard mills, effective December 1, 1998, and higher levels of economic downtime. Smurfit-Stone also had 28 days of downtime in 1997 at its Brewton, Alabama mill associated with a rebuild and upgrade of its mottled white paper machine. Sales volume for Smurfit-Stone's corrugated container facilities declined 5% compared to 1997 due in part to Smurfit-Stone's strategy to rationalize customer mix. Cost of goods sold as a percent of net sales decreased from 88% in 1997 to 86% in 1998 due primarily to the higher sales prices in 1998.

 Folding Cartons and Boxboard Segment

   Net sales of the Folding Cartons and Boxboard segment increased 4% compared to 1997 to $785 million and segment profits declined $1 million compared to 1997 to $67 million. The increase in net sales was due primarily to increased sales volume of folding cartons. Folding carton sales volume increased 10% compared to 1997, reflecting growth in new business acquired near the end of 1997. Sales volume for the boxboard mills declined 1% compared to 1997. Boxboard prices were higher in 1998 on average, increasing 3% compared to 1997. Folding carton prices declined 3%, reflecting the change in product mix related to the new business acquired. Cost of goods sold as a percent of net sales for 1998 was comparable to 1997.

 Costs and Expenses

   The increases in cost of goods sold and selling and administrative expenses in 1998 compared to 1997 were due primarily to the Stone Container merger. Smurfit-Stone's overall cost of goods sold as a percent of net sales decreased from 86% in 1997 to 85% in 1998. Selling and administrative expenses in 1998 also included a $30 million pretax charge for the settlement of certain litigation (described below) and $23 million of merger-related costs. Selling and administrative expenses as a percent of net sales increased from 8% in 1997 to 11% in 1998.

   Subsequent to an understanding reached in December 1998, Smurfit-Stone and Smurfit Newsprint entered into a settlement agreement in January 1999 to implement a nationwide class action settlement of claims involving Cladwood(R). Smurfit-Stone recorded a $30 million pretax charge in 1998 for amounts Smurfit Newsprint agreed to pay into a settlement fund for administrative costs, plaintiffs' attorneys' fees, class representative payments and other costs. Smurfit-Stone believes its reserve is adequate to pay eligible claims. However, the number of claims, and the number of potential claimants who choose not to participate in the settlement, could cause Smurfit-Stone to re-evaluate whether the liabilities in connection with the Cladwood(R) cases could exceed established reserves.

   Interest expense, net for 1998 was $247 million, an increase of $51 million compared to 1997. The increase was due to higher levels of debt as a result of the merger.

   Smurfit-Stone recorded an income tax benefit of $126 million in 1998. The effective rate for the period differed from the federal statutory tax rate due to several factors, the most significant of which were state income taxes and the effect of permanent differences from applying purchase accounting.

 Discontinued Operations

   As explained above, Smurfit Newsprint's newsprint results are reflected as discontinued operations for all periods presented in Smurfit-Stone's Consolidated Statements of Operations. Smurfit-Stone had income from discontinued operations, net of tax, in 1998 of $27 million compared to $20 million in 1997. Net sales for discontinued operations amounted to $303 million and $281 million for 1998 and 1997, respectively.

Liquidity and Capital Resources

General

   Net cash provided by operating activities for the six months ended June 30, 2000 of $177 million, borrowings under bank credit facilities of $1,525 million, proceeds from the sale of assets of $67 million and proceeds from exercise of stock options of $6 million were used to fund the $631 million cash component of the St. Laurent acquisition, $983 million of net debt repayments, $17 million of financing fees and property additions of $115 million. Debt repayments for the first half of 2000 include the $559 million redemption of Stone Container's outstanding 9.875% senior notes due February 1, 2001, repayment of approximately $376 million of existing indebtedness of St. Laurent, prepayments on Smurfit-Stone's bank term loans and scheduled debt repayments.

   For 1999, proceeds from the sale of assets of $1,643 million, net cash provided by operating activities of $183 million, proceeds from the exercise of stock options of $17 million and available cash of $131 million were used to fund property additions of $156 million and net debt payments of $1,822 million.

   On May 31, 2000, Smurfit-Stone, through its Stone Container subsidiary, acquired St. Laurent. Under the terms of the merger agreement, each common share and restricted share unit of St. Laurent was exchanged for 0.5 shares of Smurfit-Stone common stock and $12.50 in cash. A total of 25.3 million shares of Smurfit-Stone common stock were issued. The total purchase price, including cash paid of $631 million and debt assumed of $376 million, was approximately $1.4 billion.

   On May 31, 2000, Stone Container and certain of its subsidiaries closed on new credit facilities with a group of financial institutions consisting of (1) $950 million in the form of Tranche G and Tranche H term loans maturing on December 31, 2006, and (2) a $100 million revolving credit facility maturing on December 31, 2005. The proceeds of the new credit facilities were used to fund the cash component of the St. Laurent acquisition, refinance certain existing indebtedness of St. Laurent and pay fees and expenses related to the acquisition. The new revolving credit will be used for general corporate purposes. The new credit facilities are secured by a security interest in substantially all of the assets acquired in the St. Laurent acquisition.

   In May 2000, Stone Container sold the market pulp mill at its closed Port Wentworth, Georgia mill site to a third party. Net proceeds of approximately $58 million were used for debt reduction.

   In November 1999, Smurfit-Stone sold its Newberg, Oregon newsprint mill. Proceeds of approximately $211 million were used to pay down borrowings under the Jefferson Smurfit credit agreement. In May 2000, Smurfit-Stone transferred its Oregon City, Oregon newsprint mill.

   In October 1999, Smurfit-Stone sold 820,000 acres of owned timberland and assigned its rights to 160,000 acres of leased timberland to a third party for $710 million, comprised of $225 million of cash and $485 million of installment notes. The installment notes were monetized in a financing transaction completed in November 1999, resulting in proceeds of $430 million. The proceeds from the sale were used to pay down borrowings under the Jefferson Smurfit credit agreement. A bankruptcy remote special purpose entity holds the installment notes. The monetization transaction was accounted for under Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, the financial assets transferred to this qualifying special purpose entity and the liabilities of that entity are not included in the consolidated financial statements of Smurfit-Stone (see Note 4 of the Notes to Consolidated Financial Statements).

   In January 1999, Smurfit-Stone sold 7.8 million shares of its interest in Abitibi for approximately $80 million and in April 1999, Smurfit-Stone sold its remaining interest in Abitibi for approximately $414 million. Proceeds were sufficient to prepay the entire outstanding balance of Stone Container's Tranche B term loan and, in accordance with the Stone Container credit agreement, the revolving credit maturity date was extended from April 30, 2000 to December 31, 2000.

Financing Activities

   On March 31, 2000, Stone Container amended and restated its existing credit agreement pursuant to which a group of financial institutions provided an additional $575 million to Stone Container in the form of a Tranche F term loan maturing on December 31, 2005 and extended the maturity date of the revolving credit agreement to December 31, 2005. On April 28, 2000, Stone Container used the proceeds of the Tranche F term loan to redeem the 9.875% senior notes due February 1, 2001.

   In October 1999, Jefferson Smurfit amended the Jefferson Smurfit credit agreement to,

  . permit the sale of the timberland operations and the Newberg mill,

  . permit the cash proceeds from these asset sales to be applied as prepayments against the Jefferson Smurfit credit agreement,

  . ease certain quarterly financial covenants for 1999 and 2000 and

  . permit certain prepayments of other indebtedness.

   In October 1999, Stone Container entered into a new accounts receivable securitization program. The Stone Container securitization program provides for certain trade accounts receivables to be sold without recourse to Stone Receivables Corporation, a wholly-owned non-consolidated bankruptcy remote qualified special purpose entity. The proceeds from the transaction were used to prepay the borrowings under the prior Stone Container accounts receivable securitization program.

   In August 1999, Stone Container repaid its $120 million 11.0% senior subordinated debentures at maturity with borrowings under its revolving credit facility.

   In January 1999, Stone Container obtained a waiver from its bank group for relief from certain financial covenant requirements under the Stone Container credit agreement as of December 31, 1998. Subsequently, on March 23, 1999, Stone Container and its bank group amended the Stone Container credit agreement to further ease certain quarterly financial covenant requirements for 1999.

   The credit facilities of Jefferson Smurfit and Stone Container contain various business and financial covenants including, among other things,

  . limitations on dividends, redemptions and repurchases of capital stock,

  . limitations on the incurrence of indebtedness,

  . limitations on capital expenditures and

  . maintenance of certain financial covenants.

   These credit agreements also require prepayments if Jefferson Smurfit or Stone Container have excess cash flows, as defined, or receive proceeds from certain asset sales, insurance, issuance of certain equity securities or incurrence of certain indebtedness. The obligations under the Jefferson Smurfit credit agreement are unconditionally guaranteed by Smurfit-Stone and certain of its subsidiaries. The obligations under the Jefferson Smurfit credit agreement are secured by a security interest in substantially all of the assets of Jefferson Smurfit. The obligations under the Stone Container credit agreement are secured by a security interest in substantially all of the assets of Stone Container and 65% of the stock of its Canadian subsidiary. The security interest excludes cash, cash equivalents, certain trade receivables, four paper mills and the land and buildings of the corrugated container facilities. Such restrictions, together with the highly leveraged position of Smurfit-Stone, could restrict corporate activities, including Smurfit-Stone's ability to respond to market conditions, to provide for unanticipated capital expenditures or to take advantage of business opportunities.

   The declaration of dividends by the Board of Directors of Stone Container is subject to, among other things, certain restrictive provisions contained in the Stone Container credit agreement and certain note indentures. At June 30, 2000, Stone Container had accumulated dividend arrearages of approximately $26 million related to its Series E Preferred Stock.

   Stone Container's senior notes, aggregating $1,698 million are redeemable in whole or in part at Stone Container's option at various dates beginning in February 1999, at par plus a weighted average premium of 2.57%. The Stone Container senior subordinated debentures, aggregating $481 million, are redeemable as of December 31, 1999, in whole or in part, at Stone Container's option at par plus a weighted average premium of .16%. The indentures governing Stone Container's senior notes and senior subordinated debentures generally provide that in the event of a "change of control" (as defined in the indenture), Stone Container must, subject to certain exemptions, offer to repurchase its senior notes and senior subordinated debentures. The Stone Container merger constituted such a change in control. As a result, Stone Container is required to offer to repurchase its senior notes and senior subordinated debentures at a price equal to 101% of the principal amount, together with accrued interest. However, because the Stone Container credit agreement prohibits Stone Container from making an offer to repurchase the senior notes and senior subordinated debentures, Stone Container could not make the offer. Although the terms of its senior notes refer to an obligation to repay the bank debt or obtain the consent of the bank lenders to such repurchase, the terms do not specify a deadline, if any, following the merger for repayment of bank debt or obtaining such consent. Smurfit-Stone intends to actively seek commercially acceptable sources of financing to repay the outstanding indebtedness under the Stone Container credit agreement or alternative financing arrangements which would cause the bank lenders to consent to the repurchase. There can be no assurance that Smurfit-Stone will be successful in obtaining such financing or consents or as to the terms of such financing or consents.

   Based upon covenants in the Stone Container indentures, Stone Container is required to maintain certain levels of equity. If the minimum equity levels are not maintained for two consecutive quarters, the applicable interest rates on the Stone Container indentures are increased by 50 basis points per semiannual interest period (up to a maximum of 200 basis points) until the minimum equity level is attained. Stone Container's equity level was below the minimum equity level during most of 1998. As a result, the interest rates increased. The interest rates on the Stone Container indentures returned to the original interest rates on April 1, 1999 due to Stone Container's equity levels exceeding the minimum on December 31, 1998. Stone Container's equity level exceeded the minimum on December 31, 1999.

   Smurfit-Stone expects that internally generated cash flows, proceeds from asset divestitures and existing financing resources will be sufficient for the next several years to meet its obligations, including debt service, expenditures under the Cluster Rule and other capital expenditures. Smurfit-Stone expects to use any excess cash flows provided by operations to make further debt reductions. As of June 30, 2000, Jefferson Smurfit had $432 million of unused borrowing capacity under its credit agreement and Stone Container had $605 million of unused borrowing capacity under the Stone Container credit agreement and additional credit agreement.

Environmental Matters

   Smurfit-Stone's operations are subject to extensive environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. Smurfit-Stone has made, and expects to continue to make, significant capital expenditures to comply with water, air and solid and hazardous waste and other environmental laws and regulations. Capital expenditures for environmental control equipment and facilities were approximately $18 million in 1998 and approximately $29 million in 1999. Smurfit-Stone anticipates that environmental capital expenditures will approximate $200 million in 2000. The majority of the expenditures after 1999 relate to amounts that Smurfit-Stone currently anticipates will be required to comply with the Cluster Rule. In November 1997, the EPA issued the Cluster Rule, which made existing requirements for discharge of wastewater under the Clean Water Act more stringent and imposed new requirements on air emissions under the Clean Air Act for the pulp and paper industry. Though the final rule is still not fully promulgated, Smurfit-Stone currently believes it may be required to make additional capital expenditures of up to $290 million during the next several years in order to meet the requirements of the new regulations. Also, additional operating expenses will be incurred as capital installations required by the Cluster Rule are put into service.

   In addition, Smurfit-Stone is from time to time subject to litigation and governmental proceedings regarding environmental matters in which compliance action and injunctive and/or monetary relief are sought. Smurfit-Stone has been named as a PRP at a number of sites that are the subject of remedial activity under CERCLA or comparable state laws. Although Smurfit-Stone is subject to joint and several liability imposed under CERCLA, at most of the multi-PRP sites there are organized groups of PRPs and costs are being shared among PRPs. Payments related to cleanup at existing and former operating sites and CERCLA sites were not material to Smurfit-Stone's liquidity during 1999. Future environmental regulations may have an unpredictable adverse effect on Smurfit-Stone's operations and earnings, but they are not expected to adversely affect Smurfit-Stone's competitive position.

   Although capital expenditures for environmental control equipment and facilities and compliance costs in future years will depend on engineering studies and legislative and technological developments which cannot be predicted at this time, such costs could increase as environmental regulations become more stringent. Environmental expenditures include projects that, in addition to meeting environmental concerns, may yield certain benefits to Smurfit-Stone in the form of increased capacity and production cost savings. In addition to capital expenditures for environmental control equipment and facilities, other expenditures incurred to maintain environmental regulatory compliance (including any remediation costs) represent ongoing costs to Smurfit-Stone.

Effects of Inflation

   Although inflation has slowed in recent years, it is still a factor in the economy and Smurfit-Stone continues to seek ways to mitigate its impact to the extent permitted by competition. Inflationary increases in operating costs have been moderate since 1996, and have not had a material impact on Smurfit-Stone's financial position or operating results during the past three years. Smurfit-Stone uses the last-in, first-out method of accounting for approximately 69% of its inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus provides a closer matching of revenue and expenses in periods of increasing costs. As a result of the Stone Container merger, approximately 70% of consolidated property, plant and equipment is valued at fair value. For the remainder of Smurfit-Stone's property, plant and equipment, depreciation charges represent the allocation of historical costs incurred over past years and are significantly less than if they were based on the current cost of productive capacity being consumed.

Prospective Accounting Standards

   In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. Smurfit-Stone is currently assessing what the impact of SFAS No. 133 will be on Smurfit-Stone's future earnings and financial position.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

   Smurfit-Stone is exposed to foreign currency rate risk. Smurfit-Stone's foreign exchange exposures are the Canadian dollar and the German mark. In general, a weakening of these currencies relative to the U.S. dollar has a negative translation effect. Conversely, a strengthening of these currencies would have the opposite effect.

   Smurfit-Stone has experienced foreign currency transaction gains and losses on the translation of U.S. dollar denominated obligations of certain of its Canadian subsidiaries, non-consolidated affiliates and a German mark obligation. Smurfit-Stone recognized foreign currency transaction gains of $2 million for the six months ended June 30, 2000 compared to a gain of $6 million for the same period last year. During the six months ended June 30, 2000 the exchange rates for the Canadian dollar and the German mark strengthened (weakened) against the U.S. dollar as follows:

      Rate at June 30, 2000 vs. December 31, 1999
        Canadian dollar.................................................  (2.5)%
        German mark.....................................................  (5.5)%
      Average Rate for the six months ended June 30, 2000 vs. 1999
        Canadian dollar.................................................   1.7%
        German mark..................................................... (13.2)%

   The average exchange rates for the Canadian dollar and the German mark weakened against the U.S. dollar in 1999 by 0.2% and 4.4%, respectively. Smurfit-Stone incurred foreign currency transaction gains of $7 million in 1999 that have been recorded in Other, net on Smurfit-Stone's Consolidated Statements of Operations. During 1998, the transaction gains and losses on this obligation were immaterial to Smurfit-Stone.

   Assets and liabilities outside the United States are primarily located in Canada and Germany. Smurfit-Stone's investments in foreign subsidiaries with a functional currency other than the U.S. dollar are not hedged.

The net assets in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates were approximately $640 million at December 31, 1999. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rates would be approximately $64 million at December 31, 1999. Any loss in fair value would be reflected as a cumulative translation adjustment in Accumulated Other Comprehensive Income and would not impact the net income of Smurfit-Stone.

   Smurfit-Stone also enters into foreign currency exchange agreements, the amount of which during 1999 was not material to the consolidated financial position of Smurfit-Stone at December 31, 1999.

Interest Rate Risk

   Smurfit-Stone's earnings and cash flows are significantly affected by the amount of interest on its indebtedness. Smurfit-Stone's financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable debt differently. A change in the interest rate of fixed rate debt will impact the fair value of the debt, whereas a change in the interest rate on the variable rate debt will impact interest expense and cash flows. Management's objective is to protect Smurfit-Stone from interest rate volatility and reduce or cap interest expense within acceptable levels of market risk. Smurfit-Stone periodically enters into interest rate swaps, caps or options to hedge interest rate exposure and manage risk within company policy. Smurfit-Stone does not utilize derivatives for speculative or trading purposes. Any derivative would be specific to the debt instrument, contract or transaction, which would determine the specifics of the hedge. No significant change has occurred in Smurfit-Stone's exposure to such risk for the six months ended June 30, 2000. The amount of interest rate swaps entered into by Smurfit-Stone was not material to the consolidated financial position of Smurfit-Stone at December 31, 1999.

   The table below presents principal amounts by year of anticipated maturity for Smurfit-Stone's debt obligations and related average interest rates based on the weighted average interest rates at the end of the period. Variable interest rates disclosed do not attempt to project future interest rates. This information should be read in conjunction with Note 6 to the Notes to Consolidated Financial Statements.

Short and Long-Term Debt

                                        Short and Long-Term Debt
                                   Outstanding as of December 31, 1999
                                          (U.S. $, in millions)
                          -----------------------------------------------------
                                                                          Fair
                          2000 2001  2002   2003  2004 Thereafter Total  Value
                          ---- ---- ------ ------ ---- ---------- ------ ------
Bank term loans and
 revolver
 9.4% average interest
 rate (variable)......... $136 $  7 $   58 $  582 $ 76    $262    $1,121 $1,123
U.S. accounts receivable
 securitization
 5.9% average interest
 rate (variable).........              224                           224    224
U.S. senior and senior
 subordinated notes
 10.7% average interest
 rate (fixed)............   10  566  1,054    503  503     444     3,080  3,145
U.S. industrial revenue
 bonds
 8.5% average interest
 rate (fixed)............    4   13     13     17   13     206       266    266
Other U.S................   11   11     12      6    3       7        50     50
German mark bank term
 loans
 5.2% average interest
 rate (variable).........   11   12     15      1    1                40     40
Other foreign............    2    3      2      2    2       1        12     12
                          ---- ---- ------ ------ ----    ----    ------ ------
Total debt............... $174 $612 $1,378 $1,111 $598    $920    $4,793 $4,860
                          ==== ==== ====== ====== ====    ====    ====== ======

Year 2000

   The year 2000 problem concerned the inability of computer systems and devices to properly recognize and process date-sensitive information when the year changed to 2000. Smurfit-Stone depends upon its information technology ("IT") and non-IT (used to run manufacturing equipment that contain embedded hardware and software that must handle dates) to conduct and manage its business.

   Smurfit-Stone utilized both internal and external resources to evaluate the potential impact of the year 2000 problem and established a year 2000 Program Management Office to guide and coordinate the efforts of its operating units in developing and executing its plan. The year 2000 Program Management Office instituted a seven-phase approach, which enabled Smurfit-Stone to identify all systems and devices that were determined to be susceptible to the year 2000 problem. Corrective actions were initiated and affected systems or devices were replaced, repaired or upgraded. Through December 31, 1999, Smurfit-Stone spent approximately $54 million to correct the year 2000 problem. Smurfit-Stone does not expect to spend any significant amounts in the future on year 2000 related problems.

   Subsequent to midnight on December 31, 1999 (the "Rollover Date"), Smurfit-Stone's financial and administrative systems, communication links and process control systems, which control and monitor production, power, emissions and safety, were verified for operational capability. Only minor issues relating to these systems were noted. Smurfit-Stone has conducted and managed normal business operations as planned since the Rollover Date and has not experienced any loss of production at any mill or converting facility as a result of the year 2000 problem. Minor issues, which surfaced at mills and converting facilities, were addressed and resolved typically within one day. Smurfit-Stone was able to provide customers, upon request, verification of operational capability on January 1, 2000. Furthermore, Smurfit-Stone was not adversely impacted by any disruptions of raw materials, supplies or services provided by key vendors or suppliers.

   Smurfit-Stone's year 2000 Program Management Office continues to check for year 2000 issues. However, given the amount of system activity since the Rollover Date, Smurfit-Stone does not expect any major problems related to the year 2000 problem.

                       INFORMATION ABOUT STONE CONTAINER

   On May 31, 2000, Smurfit-Stone, Stone Container's parent company, completed its acquisition of St. Laurent Paperboard Inc. For a more complete description of St. Laurent's business, we refer you to the section entitled "The St. Laurent Acquisition," appearing later in this proxy statement/prospectus. The following presentation of "Information about Stone Container" does not reflect the completion of the St. Laurent acquisition.

                                   Business

General

   Stone Container Corporation, a Delaware corporation, is an integrated producer of containerboard, corrugated containers and other packaging products. Stone Container has operations throughout the United States, Canada, Europe and Latin America. For the year ended December 31, 1999, Stone Container had net sales of $4,341 million and a net loss of $77 million.

   Stone Container is a wholly-owned subsidiary of Smurfit-Stone. Smurfit-Stone is a holding company with no business operations of its own. Smurfit-Stone conducts its business operations through two wholly-owned subsidiaries:
Stone Container and JSCE, Inc. Smurfit-Stone acquired Stone Container through a November 18, 1998 merger of a wholly-owned subsidiary with and into Stone Container.

   On May 31, 2000, Smurfit-Stone completed its acquisition of St. Laurent Paperboard Inc. pursuant to an amended and restated pre-merger agreement dated as of April 13, 2000 among Smurfit-Stone, Stone Container, 371174 Canada Inc., 3038727 Nova Scotia Company and St. Laurent.

   Pursuant to the merger agreement, each outstanding common share and restricted share unit of St. Laurent was exchanged for $12.50 in cash and 0.5 shares of Smurfit-Stone common stock. The total net consideration paid by Smurfit-Stone in connection with the acquisition of St. Laurent was approximately $1.4 billion, consisting of

  . approximately $631 million in cash;

  . 25,335,381 shares of Smurfit-Stone common stock; and

  . the assumption of $376 million of St. Laurent's debt.

   Smurfit-Stone financed the cash portion of the purchase price through borrowings under certain of its credit facilities, including a new credit facility entered into by Stone Container and its subsidiaries.

Products

Containerboard and Corrugated Containers Segment

   The primary products of Stone Container's Containerboard and Corrugated Containers segment include

  . corrugated containers,

  . containerboard,

  . kraft paper and

  . market pulp.

   As of December 31, 1999, this segment includes 11 paper mills and 81 container plants located in the United States and three paper mills located in Canada. Total sales for Stone Container's Containerboard and Corrugated Containers segment in 1999 were $3,398 million, including $153 million of inter-segment sales.

   Production for Stone Container's paper mills and sales volume for its corrugated container facilities for the last three years were:

                                                               1999  1998  1997
                                                               ----- ----- -----
      Tons produced (in thousands)
        Containerboard........................................ 4,381 4,432 4,554
        Kraft paper...........................................   437   457   436
        Market pulp...........................................   572   639   780
      Corrugated containers sold (in billion sq. ft.).........  50.1  50.1  47.6

   Stone Container's containerboard mills produce a full line of containerboard, which for 1999 included 2,873,000 and 1,508,000 tons of unbleached kraft linerboard and corrugating medium, respectively. Stone Container's containerboard mills and corrugated container operations are highly integrated, with the majority of containerboard produced by Stone Container used internally by its corrugated container operations. In 1999, Stone Container's corrugated container plants consumed 3,360,000 tons of containerboard, representing an integration level of approximately 77%. A significant portion of the kraft paper production is consumed internally by Stone Container's industrial bag segment.

   Corrugated containers are sold to a broad range of manufacturers of consumable goods. Corrugated containers are used to ship such diverse products as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture and for many other applications, including point of purchase displays. Stone Container provides innovative packaging solutions, stressing the value-added aspects of its corrugated containers, including labeling and multicolor graphics to differentiate its products and respond to customer requirements. Stone Container's corrugated container plants are located nationwide, serving local customers and large national accounts.

   Sales volumes shown above include Stone Container's proportionate share of the operations of Smurfit-MBI (formerly MacMillan Bathurst, Inc.), a Canadian producer of corrugated containers, and other affiliates reported on an equity ownership basis. Stone Container and Jefferson Smurfit Group plc, a principal indirect shareholder of Smurfit-Stone, each own a 50% interest in Smurfit-MBI.

   Stone Container also produces bleached northern and southern hardwood pulp. Market pulp is sold to manufacturers of paper products, including photographic and other specialty papers, as well as the printing and writing sectors.

Industrial Bags Segment

   Stone Container produces a wide variety of industrial bags, including:

  . multiwall bags,

  . consumer bags and

  . intermediate bulk containers.

   These products are designed to safely and effectively ship a wide range of industrial and consumer products, including fertilizers, chemicals, concrete, flour, sugar, feed, seed, pet foods, popcorn, charcoal and salt. Stone Container's bag plants are located nationwide. Stone Container believes it is the largest producer of industrial bags in the United States. In 1999, Stone Container's bag plants consumed approximately 45% of the kraft paper produced by Stone Container's kraft paper mills. Shipments for 1999, 1998 and 1997 were 316,000, 302,000 and 297,000 tons, respectively, excluding the proportionate share of non-consolidated affiliates. Stone Container's sales of industrial bags in 1999 were $513 million.

International Segment

   Stone Container produces containerboard, boxboard and corrugated containers in Europe and Latin America. Stone Container's European operations include:

  . three paper mills located in Hoya and Viersen, Germany and Cordoba, Spain,

  . 21 corrugated container plants (eleven located in Germany, three in Spain, three in Belgium, two in France, and two in the Netherlands) and

  . six reclamation plants (five located in Germany and one in Spain).

   In addition, Stone Container operates four container plants and several small affiliate operations in Mexico, which also produce corrugated containers. Production for Stone Container's international mills and sales volume for its international corrugated container facilities for the last three years were:

                                                                  1999 1998 1997
                                                                  ---- ---- ----
      Tons produced (in thousands)
        Containerboard...........................................  380  380  381
        Recycled boxboard........................................   79   75   78
      Corrugated containers sold (in billion sq. ft.)............ 12.5 12.3 11.4

   In 1999, Stone Container's international corrugated container plants consumed 761,000 tons of containerboard. Total International segment sales were $581 million in 1999.

Fiber Resources

   Wood fiber and recycled fiber are the principal raw materials used in the manufacture of Stone Container's paper products. Stone Container satisfies virtually all of its need for wood fiber through purchases on the open market or under supply agreements. Stone Container satisfies essentially all of its need for recycled fiber through Smurfit-Stone's reclamation operations.

   Wood fiber and recycled fiber are purchased in highly competitive, price-sensitive markets, which have historically exhibited price and demand cyclicality. Conservation regulations have caused, and will likely continue to cause, a decrease in the supply of wood fiber and higher wood fiber costs in some of the regions in which Stone Container procures wood fiber. Fluctuations in supply and demand for recycled fiber have occasionally caused tight supplies of recycled fiber, and at those times Stone Container has experienced an increase in the cost of such fiber. While Stone Container has not experienced any significant difficulty in satisfying its need for wood fiber and recycled fiber, it can give no assurances that this will continue to be the case for any or all of its mills.

Marketing

   Stone Container's marketing strategy is to sell a broad range of paper-based packaging products to marketers of industrial and consumer products. In managing the marketing activities of its paperboard mills, Stone Container seeks to meet the quality and service needs of the customers of its package converting plants at the most efficient cost, while balancing those needs against the demands of its open market customers. Stone Container's converting plants focus on supplying both specialized packaging with high value graphics that enhance a product's market appeal and high-volume sales of commodity products.

   Stone Container seeks to serve a broad customer base for each of its segments and as a result serves thousands of accounts. Each plant has its own sales force, and many have product design engineers and other service professionals who are in close contact with customers to respond to their specific needs. Stone Container complements the local plants' marketing and service capabilities with regional and national design and service capabilities. Stone Container also maintains national sales offices for customers who purchase through a centralized purchasing office. National account business may be allocated to more than one plant because of production capacity and equipment requirements.

   Stone Container's business is not dependent upon a single customer or upon a small number of major customers. Stone Container does not believe that the loss of any one customer would materially and adversely affect it.

Competition

   The markets in which Stone Container sells its principal products are highly competitive and comprised of many participants. Although no single company dominates, Stone Container does face significant competitors in each of its businesses. Stone Container's competitors include large vertically integrated companies as well as numerous smaller companies. The industries in which Stone Container competes are particularly sensitive to price fluctuations brought about by shifts in industry capacity and other cyclical industry conditions. Other competitive factors include design, quality and service, with varying emphasis depending on product line.

Backlog

   Demand for Stone Container's major product lines is relatively constant throughout the year and seasonal fluctuations in marketing, production, shipments and inventories are not significant. Backlogs are not a significant factor in the industry. Stone Container does not have a significant backlog of orders, as most orders are placed for delivery within 30 days.

Research and Development

   Stone Container's research and development center uses state-of-the-art technology to assist all levels of the manufacturing and sales processes, from raw materials supply through finished packaging performance. Research programs have provided improvements in coatings and barriers, stiffeners, inks and printing. The technical staff conducts basic, applied and diagnostic research, develops processes and products and provides a wide range of other technical services.

   Stone Container actively pursues applications for patents on new inventions and designs and attempts to protect its patents against infringement. Nevertheless, Stone Container believes that its success and growth are more dependent on the quality of its products and its relationships with its customers, than on the extent of its patent protection.

   Stone Container holds or is licensed to use certain patents, licenses, trademarks and trade names on products. However, Stone Container does not consider that the successful continuation of any material aspect of its business depends on such intellectual property.

Employees

   Stone Container had approximately 21,900 employees at December 31, 1999. Of these employees, approximately 16,600 were employees of U.S. operations and the remainder were employees of foreign operations. Of the domestic employees, approximately 11,600 employees (70%) are represented by collective bargaining units. The expiration dates of union contracts for Stone Container's major paper mill facilities are as follows:

  . the Missoula, Montana mill, expiring May 2001;

  . the Jacksonville, Florida (Seminole) mill, expiring June 2001;

  . the Hopewell, Virginia mill, expiring July 2002;

  . the Panama City, Florida mill, expiring March 2003

  . the Florence, South Carolina mill, expiring August 2003; and

  . the Hodge, Louisiana mill, expiring June 2006.

   Stone Container believes that its employee relations are generally good. Stone Container is currently in the process of bargaining with unions representing production employees at a number of its operations. While the terms of these agreements may vary, Stone Container believes that the material terms of its collective bargaining agreements are customary for the industry and the type of facility, the classification of the employees and the geographic location covered by such agreements.

Properties

   Stone Container maintains manufacturing facilities and sales offices throughout North America, Europe and Latin America. Stone Container's facilities are properly maintained and equipped with machinery suitable for their use. Stone Container's manufacturing facilities as of December 31, 1999 are summarized below:

                                                        Number of
                                                        Facilities
                                                    ------------------
                                                                         State
                                                    Total Owned Leased Locations
                                                    ----- ----- ------ ---------
United States
  Paper mills......................................   11    11             10
  Corrugated container plants......................   81    46    35       32
  Bag packaging plants.............................   15     8     7       13
  Wood products plants.............................    1     1              1
                                                     ---   ---   ---
    Subtotal.......................................  108    66    42       36
Canada
  Paper mills......................................    3     3            N/A
  Other............................................    1     1            N/A
Europe and Other
  Paper mills......................................    3     3            N/A
  Reclamation plants...............................    6     3     3      N/A
  Corrugated container plants......................   26    23     3      N/A
                                                     ---   ---   ---
    Total..........................................  147    99    48      N/A
                                                     ===   ===   ===

   Stone Container's paper mills represent approximately 76% of its investment in property, plant and equipment. In addition to its manufacturing facilities, Stone Container owns approximately 132,000 acres of timberland in Canada and operates wood harvesting facilities.

   The approximate annual tons of productive capacity, in thousands of short tons, of Stone Container's paper mills at December 31, 1999 were:

                                                                         Annual
                                                                        Capacity
                                                                        --------
      United States
        Containerboard.................................................  4,008
        Kraft paper....................................................    437
        Market pulp....................................................    341
                                                                         -----
          Subtotal.....................................................  4,786
      Canada
        Containerboard.................................................    477
        Market pulp....................................................    240
      Europe and Other
        Containerboard.................................................    418
        Recycled boxboard..............................................     79
                                                                         -----
          Total........................................................  6,000
                                                                         =====

Litigation

   In 1998, seven putative class action complaints were filed against Stone Container in the United States District Court for the Northern District of Illinois and the United States District Court for the Eastern District of Pennsylvania. These complaints alleged that Stone Container reached agreements in restraint of trade that affected the manufacture, sale and pricing of corrugated products in violation of antitrust laws. The complaints have been amended to name several other defendants, including Jefferson Smurfit and Smurfit-Stone. The suits seek an unspecified amount of damages arising out of the sale of corrugated products for the period from October 1, 1993 through March 31, 1995. Under the provisions of the applicable statutes, any award of actual damages could be trebled. The Federal Multidistrict Litigation Panel has ordered all of the complaints to be transferred to and consolidated in the United States District Court for the Eastern District of Pennsylvania. Stone Container, Jefferson Smurfit and Smurfit-Stone believe they have meritorious defenses and intend to vigorously defend these cases.

   Stone Container also is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. In addition, St. Laurent is a defendant in lawsuits and claims arising out of the conduct of its business, which are more fully described in the section on "The St. Laurent Acquisition." While Stone Container cannot predict with certainty the ultimate results of such suits or other proceedings, its management believes that the resolution of these matters will not have a material adverse effect on the company's consolidated financial condition or results of operations.

Environmental Compliance

   Stone Container's operations are subject to extensive environmental regulation by federal, state, and local authorities. In the past, Stone Container has made significant capital expenditures to comply with water, air, solid and hazardous waste, and other environmental laws and regulations. Stone Container expects to make significant expenditures in the future for environmental compliance. Because various environmental standards are subject to change, it is difficult to predict with certainty the amount of capital expenditures that will ultimately be required to comply with future standards.

   In particular, the United States Environmental Protection Agency has finalized significant parts of its comprehensive rule governing the pulp, paper and paperboard industry, known as the "Cluster Rule". This rule will require substantial expenditures to achieve compliance. Stone Container estimates, based on engineering studies done to date, that compliance with these portions of the Cluster Rule could require up to $180 million in capital expenditures, the majority of which will be spent over the next several years. Stone Container cannot predict with certainty the ultimate cost of complying with the regulations until it completes further engineering studies and additional regulations are finalized.

   In addition to Cluster Rule compliance, Stone Container also anticipates additional capital expenditures related to environmental compliance. For the past three years, Stone Container has spent an average of approximately $18 million annually on capital expenditures for environmental purposes. The anticipated spending for such capital projects for fiscal 2000 is approximately $130 million. A significant amount of the increased expenditures in 2000 will be due to compliance with the Cluster Rule and is included in the estimate of up to $180 million set forth above. Since Stone Container's principal competitors are, or will be, subject to comparable environmental standards, including the Cluster Rule, management is of the opinion, based on current information, that compliance with environmental standards will not adversely affect Stone Container's competitive position.

Environmental Matters

   In September 1997, Stone Container received a Notice of Violation and a Compliance Order from the EPA alleging noncompliance with air emissions limitations for the smelt dissolving tank at Stone Container's Hopewell, Virginia mill and for failure to comply with New Source Performance Standards applicable to certain other equipment at the mill. In cooperation with the EPA, Stone Container responded to information requests, conducted tests and took measures to ensure continued compliance with applicable emission limits. In December 1997 and November 1998, Stone Container received additional requests from the EPA for information about past capital projects at the mill. In April 1999, the EPA issued a notice of violation alleging that Stone Container "modified" the recovery boiler and increased nitrogen oxide emissions without obtaining a required construction permit. Stone Container responded to this notice and indicated that the EPA's allegations were without merit.

   In February 2000, Smurfit-Stone, the EPA and the Department of Justice entered into a tolling agreement for the purpose of allowing continued discussion regarding settlement of the matter before the initiation of a civil action by the EPA. Pursuant to the tolling agreement's terms, the parties have stipulated and agreed that the period of time from the date of the agreement through and including December 31, 2000 will not be included in computing the deadline under any statute of limitations applicable to the commencement of an action against Smurfit-Stone with respect to the Notices of Violations.

   In August 1999, Stone Container received a Notice of Infraction from the Ministry of Environment of the Province of Quebec alleging noncompliance with specified environmental standards at Stone Container's New Richmond, Quebec mill. The majority of the citations alleged that Stone Container had discharged total suspended solids in the mill's treated effluent which exceeded the regulatory limitations for the rolling 30-day average. The remainder of the citations were for monitoring, reporting and administrative deficiencies uncovered during an inspection performed by the Ministry earlier in the year. The total fine demanded by the Ministry for all of the alleged violations is $6.5 million (Canadian). Stone Container entered a plea of "not guilty" as to all of the citations and intends to vigorously defend itself against these alleged violations.

   In April 1999, the EPA and the Virginia Department of Environmental Quality (the "Virginia DEQ") each issued a notice of violation under the Clean Air Act to St. Laurent's mill located in West Point, Virginia, which was acquired from Chesapeake Corporation in May, 1997. In general, the notices of violations allege that, from 1984 to the present, the West Point mill installed certain equipment and modified certain production processes without obtaining the required permits. In the purchase agreement between St. Laurent and Chesapeake Corporation, Chesapeake Corporation agreed to indemnify St. Laurent for remediation work resulting from violations of applicable laws, including the Clean Air Act, that existed at the mill before and on the date of the purchase agreement, as to which Chesapeake Corporation had "knowledge" (as defined in the purchase agreement), up to a maximum of $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, Smurfit-Stone believes that the cost of remediation work, which represents capital expenditures comprising engineering, procurement and construction work of mill modifications (including the installation of air emission controls, etc.) associated with the notices of violations may approximate $25 million. In addition, civil or criminal penalties may be pursued by the EPA and Virginia DEQ; however, based upon discussions with the EPA and Virginia DEQ to date, Smurfit-Stone believes that the total cost of remediation work associated with the notices of violations and fines and penalties that may be imposed by the EPA and Virginia DEQ will not exceed the maximum amount of Chesapeake Corporation's indemnification obligation. St. Laurent and Chesapeake Corporation appointed a third party arbitrator to decide the scope and timing of future remediation work that is the subject of the indemnification in the purchase agreement. The arbitrator has ruled that any fines and penalties that may result from any breach of Chesapeake Corporation's representations and warranties arising out of the notices of violations, either by adjudication or settlement, are part of the costs and expenses that are subject to reimbursement by Chesapeake Corporation to St. Laurent under the purchase agreement. By agreement of the parties, the 30-month period for reimbursement by Chesapeake Corporation of costs and expenses incurred by St. Laurent under the provisions of the purchase agreement has been extended indefinitely. Smurfit-Stone is cooperating with Chesapeake Corporation to analyze, respond to, and defend against the matters alleged in the notices of violations and to develop and implement a remediation plan as required by the notices of violations.

   Federal, state and local environmental requirements are a significant factor in Stone Container's business. Stone Container employs processes in the manufacture of pulp, paperboard and other products which result in various discharges, emissions, and wastes. These processes are subject to numerous federal, state and local environmental laws and regulations, including reporting and disclosure obligations. Stone Container operates and expects to operate under permits and similar authorizations from various governmental authorities that regulate such discharges, emissions, and wastes.

   Stone Container also faces potential liability as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which company-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off-site disposal locations at which environmental problems exist, as well as the owners of those sites and certain other classes of persons (generally referred to as "potentially responsible parties" or "PRPs"), are, in most instances, subject to joint and several liability for response costs for the investigation and remediation of such sites under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") and analogous state laws, regardless of fault or the lawfulness of the original disposal. Stone Container has received notice that it is or may be a PRP at a number of federal and/or state sites where response action may be required, and as a result may have joint and several liability for cleanup costs at such sites. However, liability for CERCLA sites is typically shared with other PRPs and costs are commonly allocated according to relative amounts of waste deposited. Stone Container's relative percentage of waste deposited at a majority of these sites is quite small. In addition to participating in remediation of sites owned by third parties, Stone Container has entered into consent orders for investigation and/or remediation of certain company-owned properties.

   Based on current information, Stone Container believes that the probable costs of the potential environmental enforcement matters discussed above, response costs under CERCLA and similar state laws, and remediation of owned property, will not have a material adverse effect on Stone Container's financial condition or results of operations. Stone Container believes that its liability for these matters was adequately reserved at December 31, 1999.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

General

   Market conditions and demand for containerboard and corrugated containers, Stone Container's primary products, have historically been subject to cyclical changes in the economy and changes in industry capacity, both of which can significantly impact selling prices and Stone Container's profitability.

   Market conditions were generally weak from 1996 to 1998 due primarily to excess capacity within the industry. Linerboard prices, which peaked in 1995 at approximately $535 per ton, declined dramatically thereafter, reaching a low of $310 per ton in April 1997. Corrugated container prices followed this same pricing trend during the period with somewhat less fluctuation. Prices remained at reduced levels through the end of 1998.

   During the second half of 1998, the containerboard industry took extensive economic downtime, resulting in a significant reduction in inventory levels. In addition, several paper companies, including Stone Container, permanently shut down paper mill operations, approximating 6% of industry capacity. The balance between supply and demand for containerboard improved as a result of the shutdowns, and inventories remained low throughout 1999. Corrugated container shipments for the industry were strong in 1999, increasing approximately 2% compared to 1998. Based on these developments, Stone Container was able to implement two price increases during 1999, totaling $90 per ton for linerboard, bringing the price at the end of 1999 to $430 per ton. In addition, Stone Container implemented a $50 per ton price increase in February 2000 for linerboard.

   Market pulp is also subject to the cyclical changes in the economy and changes in industry capacity. The price of market pulp declined from 1996 to 1998 as a result of excess capacity worldwide. Mill closures, market related downtime and the recovery of the Asian markets in 1998 resulted in tighter supplies and a recovery in prices in 1999. As a result, Stone Container was able to implement price increases totaling approximately $160 per metric ton for market pulp during 1999. In addition, Stone Container implemented a $30 per metric ton price increase in January 2000 for market pulp.

   Wood fiber and recycled fiber are the principal raw materials used in the manufacture of Stone Container's products. Fiber supplies can vary widely at times and are highly dependent upon the demand of paper mills. Wood fiber and reclaimed fiber prices declined in 1998 due primarily to the lower demand brought about by extensive economic downtime taken by the containerboard industry in 1998. The price of old corrugated containers, the principal grade used in recycled containerboard mills, declined in 1998 to its lowest level in five years. Stone Container's average wood fiber cost in 1999 declined approximately 6% compared to 1998 due primarily to the number of permanent mill closures in those areas where Stone Container competes for wood. Recycled fiber prices increased approximately 11% compared to 1998, primarily as a result of stronger export demand.

Restructuring and the 1998 Stone Container Merger

   As previously discussed, Stone Container merged with a wholly-owned subsidiary of Smurfit-Stone and became Smurfit-Stone's wholly-owned subsidiary on November 18, 1998. The merger was accounted for as a purchase business combination and, accordingly, purchase accounting adjustments including goodwill were pushed down and reflected in Stone Container's financial statements after November 18, 1998. In connection with the merger, Smurfit-Stone restructured its operations.

   The restructuring included the permanent shutdown of certain of Stone Container's containerboard mill and pulp mill facilities on December 1, 1998 and five of Stone Container's converting facilities during the allocation period in 1999. The adjustment to fair value of property, plant and equipment associated with the permanent shutdown of Stone Container's facilities, liabilities for the termination of certain employees of Stone Container and the liabilities for long-term commitments, as well as resolution of litigation related to Stone Container's investment in Florida Coast, were included in the allocation of Smurfit-Stone's cost to acquire Stone Container. As part of Stone Container's continuing evaluation of all areas of its business in connection with the merger integration, Stone Container recorded a pre-tax restructuring charge of $46 million in 2000 related to the permanent shutdown of one containerboard mill facility and five converting facilities. The containerboard mill shutdown in 2000 had an annual capacity of 130,000 tons of corrugating medium.

   Since the merger, through June 30, 2000, approximately $176 million (78%) of the cash expenditures were incurred, the majority of which related to the Florida Coast settlement. The remaining exit liabilities for Stone Container as of June 30, 2000 of approximately $49 million will be funded through operations as originally planned.

Results of Operations for the Six Months ended June 30, 2000 and June 30, 1999

Segment Data

                                                     Six months ended June 30,
                                                   -----------------------------
                                                        2000           1999
                                                   -------------- --------------
                                                    Net   Profit/  Net   Profit/
                                                   Sales  (Loss)  Sales  (Loss)
                                                   ------ ------- ------ -------
Containerboard and corrugated containers.......... $1,927  $322   $1,552  $  81
Industrial bags...................................    253    15      257     19
International.....................................    310    15      295     15
Other operations..................................     47     2        2     (1)
                                                   ------  ----   ------  -----
    Total operations.............................. $2,537   354   $2,106    114
                                                   ======         ======
Restructuring charge..............................          (46)
Interest expense, net.............................         (170)           (179)
Other, net........................................          (68)            (36)
                                                           ----           -----
Loss before income taxes and extraordinary item...         $ 70           $(101)
                                                           ====           =====

   Improvements in containerboard and other markets in 2000 resulted in strong increases in Stone Container's net sales and profits. Stone Container's net sales for the six month period ended June 30, 2000 increased 13% compared to the same period last year. The increase in net sales was due primarily to higher average sales prices for containerboard, corrugated containers and market pulp and the acquisition of St. Laurent. Net sales and income before income taxes for St. Laurent of $96 million and $6 million, respectively, are included in Stone Container's results of operations after May 31, 2000, the date of the acquisition. Stone Container's operating profits for the six month period ended June 30, 2000 increased 211% compared to last year due primarily to the sales price increases. Operating profits in the second quarter of 2000 were reduced by the economic downtime taken at Stone Container's containerboard mills in order to reduce inventories. Other, net for 1999 included a $39 million gain on asset sales. The increases (decreases) in net sales for each of Stone Container's segments are shown in the chart below.

                                          Six months ended June 30,
                                            2000 compared to 1999
                               -----------------------------------------------
                               Container-
                                board &
                               Corrugated Industrial  Inter-    Other
                               Containers    Bags    national Operations Total
                               ---------- ---------- -------- ---------- -----
                                                (In millions)
Increase (decrease) in net
 sales due to:
  Sales price and product mix.    $328       $ 4       $11       $       $343
  Sales volume................       2        (6)       11                  7
  Acquisition and other.......     100                            47      147
  Closed or sold facilities...     (55)       (2)       (7)       (2)     (66)
                                  ----       ---       ---       ---     ----
    Total increase (decrease).    $375       $(4)      $15       $45     $431
                                  ====       ===       ===       ===     ====

 Containerboard and Corrugated Containers Segment

   Market conditions in the containerboard industry continued to improve in the first half of 2000, and Stone Container implemented price increases of $50 per ton and $60 per ton on February 1, 2000 for linerboard and medium, respectively. On average, linerboard prices for the second quarter of 2000 were higher than last year by 22% and the average price of corrugated containers was higher by 19%. Strong demand for market pulp continued to drive prices higher in the first half of 2000. Pulp prices were increased $30 per metric ton on January 1, 2000 and $40 per metric ton on April 1, 2000. Pulp prices were increased again on July 1, 2000 by $30 per metric ton. The average price of market pulp for the second quarter of 2000 increased 35% compared to last year.

   Production of containerboard and kraft paper for the second quarter of 2000, exclusive of St. Laurent's containerboard production of 110,000 tons, declined 10% compared to last year due to higher levels of maintenance downtime, as well as economic downtime taken in order to reduce inventories. Shipments of corrugated containers decreased 4% compared to last year due to plant closures and customer rationalization. Stone Container had higher third party sales of containerboard, but lower third party sales of kraft, market pulp and other products in the six month period ended June 30, 2000. Sales volume for market pulp for the second quarter declined 5% compared to last year.

   For the six months ended June 30, 2000, net sales of $1,927 increased 24% compared to last year and profits increased by $241 million to $322 million. On average, linerboard prices were higher than last year by 22% and the average price of corrugated containers was higher by 18%. Production of containerboard and kraft paper for the six months ended June 30, 2000, exclusive of St. Laurent's containerboard production of 110,000 tons, decreased 2% due primarily to the downtime. Shipments of corrugated containers declined 2% compared to last year. The average sales price of market pulp increased 37% compared to last year while sales volume declined 11%. Sales volume for kraft paper for the first half of 2000 declined 59% compared to last year. Profits increased due primarily to the higher average sales prices, although the additional mill downtime and the higher reclaimed fiber cost partially offset the sales price improvements. Cost of goods sold as a percent of net sales decreased to 76% for the six months ended June 30, 2000 compared to 85% for the same period last year due primarily to the higher average sales prices.

 Industrial Bags Segment

   Net sales for the six months ended June 30, 2000 were $254 million, a decrease of 2%, compared to last year and profit decreased $4 million to $15 million. The decrease in net sales was due to a labor strike at one of the operating facilities and lower sales volume. Cost of goods sold as a percent of net sales increased to 83% for the six months ended June 30, 2000 compared to 81% for the same period last year, due primarily to the labor strike and lower sales volume.

 International Segment

   Net sales for the six months ended June 30, 2000 were $310 million, an increase of 5%, compared to last year, and profit remained unchanged at $15 million. The increase in net sales was due to higher sales prices, particularly in Europe for containerboard, boxboard, and corrugated containers, and higher sales volume. Sales were negatively impacted by the sale of a corrugated container operation in 1999 located in Australia. Cost of goods sold as a percent of net sales increased to 87% for the six months ended June 30, 2000 compared to 85% for the same period last year due to higher costs for containerboard and reclaimed fiber.

 Other Operations

   Other operations include St. Laurent's converting facilities after May 31, 2000, the date of the acquisition. Net sales and profit were $47 million and $2 million, respectively.

 Costs and Expenses

   Costs and expenses for the six month period ended June 30, 2000 include expenses for St. Laurent after May 31, 2000. Exclusive of St. Laurent, Stone Container's cost of goods sold decreased compared to last year due to lower third party sales of kraft, market pulp and other products. The decreases in Stone Container's overall cost of goods sold as a percent of net sales for the six months ended June 30, from 89% in 1999 to 81% in 2000, were due primarily to higher average sales prices.

   Selling and administrative expenses as a percent of net sales for the six month period ended June 30, decreased from 10% in 1999 to 8% in 2000 due primarily to higher average sales prices.

   Other income and expense, net for the six month period ended June 30, 1999 include a $39 million gain on the sale of Stone Container's equity interest in Abitibi-Consolidated Inc. In addition, foreign exchange gains were more favorable in 1999 as compared to 2000.

   Interest expense for the six months ended June 30, 2000 was lower than last year by $9 million due to lower average debt levels outstanding. Stone Container's overall average effective interest rate was higher than last year for the six month period ended June 30, 2000 by 0.4%. The decrease in interest expense was partially offset by the increase in the average interest rate and new borrowings to fund the St. Laurent acquisition.

   Provision for income taxes for the six months ended June 30, 2000 differed from the federal statutory tax rate due to several factors, the most significant of which were state income taxes and the effect of permanent differences from applying purchase accounting.

 Statistical Data

                                                               Six months ended
                                                                   June 30,
                                                               -----------------
                                                                 2000     1999
                                                               -------- --------
                                                               (In thousands of
                                                                tons, except as
                                                                    noted)
      Mill production:
        Containerboard........................................    2,482    2,337
        Kraft paper...........................................      145      225
        Market pulp...........................................      307      292
        Solid bleached sulfate................................       11
      Corrugated shipments (billions sq. ft.).................     30.6     31.1
      Industrial bag shipments................................      154      157

Results of Operations for 1999, 1998 and 1997

Segment Data

   For purposes of the following discussion of results of operations, the 1998 financial information for the period before November 18, 1998 (the "Predecessor Period") has been combined with the financial information for the period from November 19 to December 31, 1998. The financial statements for the Predecessor Period were prepared using Stone Container's historical basis of accounting. The comparability of operating results for the Predecessor Periods and the period encompassing push down accounting are affected by the purchase accounting adjustments.

                                             Year ended December 31,
                                   --------------------------------------------
                                        1999           1998           1997
                                   -------------- -------------- --------------
                                    Net   Profit/  Net   Profit/  Net   Profit/
                                   Sales  (Loss)  Sales  (Loss)  Sales  (Loss)
                                   ------ ------- ------ ------- ------ -------
Containerboard and corrugated
 containers....................... $3,245  $301   $3,609  $   6  $3,640  $ (35)
Industrial bags...................    513    31      513     35     491     31
International.....................    581    28      586     30     556     27
Other operations..................      2    (1)      11      1       9      4
                                   ------  ----   ------  -----  ------  -----
    Total operations.............. $4,341   359   $4,719     72  $4,696     27
                                   ======         ======         ======
Interest expense..................         (340)           (452)          (441)
Other, net........................          (94)           (509)          (191)
                                           ----           -----          -----
Loss before income taxes and
 extraordinary item...............         $(75)          $(889)         $(605)
                                           ====           =====          =====

--------
Other, net includes, among other things, corporate expenses, gain on asset sales and, for 1998, write-down of investments and certain merger-related costs as discussed below.

1999 compared to 1998

   Net sales of $4,341 million for 1999 decreased $378 million, or 8%, compared to 1998 due primarily to lower sales volume and the closure of operating facilities in the Containerboard and Corrugated Containers segment. Higher sales prices partially offset the decline in volume. Operating profits of $359 million increased $287 million compared to 1998 due primarily to the performance of Stone Container's Containerboard and Corrugated Containers segment. Other, net in 1999 improved $415 million compared to 1998 due primarily to the write-down of certain investments in 1998, improvements in operating results of affiliates and reductions in administrative expenses. Loss before income taxes and extraordinary item was $75 million in 1999 as compared to $889 million in 1998. The increases or (decreases) in net sales for each of Stone Container's segments are shown in the chart below.

                                            1999 compared to 1998
                               -----------------------------------------------
                               Container-
                                board &
                               Corrugated Industrial  Inter-    Other
                               Containers    Bags    national Operations Total
                               ---------- ---------- -------- ---------- -----
                                                (In millions)
Increase (decrease) due to:
  Sales price and product mix.   $ 124       $11       $(20)     $(2)    $ 113
  Sales volume................    (202)        5         39               (158)
  Closed or sold facilities...    (286)      (16)       (24)      (7)     (333)
                                 -----       ---       ----      ---     -----
    Net decrease..............   $(364)      $ 0       $ (5)     $(9)    $(378)
                                 =====       ===       ====      ===     =====

 Containerboard and Corrugated Containers Segment

   Net sales of $3,245 million for 1999 decreased by 10% compared to 1998. The benefit from the improvement in sales prices was offset by a reduction in containerboard sales volume, plant closures resulting from the merger and the sale of Stone Container's newsprint operation located in Snowflake, Arizona in October 1998. Stone Container was able to implement two price increases for containerboard in 1999, totaling $90 per ton for linerboard and $130 per ton for medium. On average, linerboard and corrugated container prices increased 8% and 2%, respectively, compared to 1998. The average prices of kraft paper and pulp in 1999 increased 4% and 15%, respectively, compared to 1998. Profits improved by $295 million compared to 1998 to $301 million due to higher sales prices, plant shutdowns, reduced mill downtime and cost saving initiatives undertaken in connection with the merger. Cost of goods sold as a percent of net sales decreased to 83% for 1999 compared to 92% for 1998.

   Containerboard production of 4,381 tons in 1999 decreased by 1% and pulp production declined 10% compared to 1998 due primarily to the mill closures. Production of kraft paper declined 4%. Corrugated container shipments were unchanged from 1998.

 Industrial Bags Segment

   Net sales of $513 million for 1999 were unchanged from last year and profits decreased $4 million to $31 million. Cost of goods sold as a percent of net sales decreased to 83% for 1999 compared to 88% for 1998 due primarily to the higher average sales prices. The decline in profits was due primarily to higher administrative cost.

 International Segment

   Net sales of $581 million decreased by 1% compared to 1998 and profits decreased by $2 million to $28 million. The decrease in net sales was due to lower average sales prices in Europe and the sale of Stone Container's corrugated container operations located in Australia. Exclusive of the Australia operations, shipments of corrugated containers increased 8% compared to 1998. Cost of goods sold as a percent of net sales decreased from 86% in 1998 to 85% in 1999.

 Costs and Expenses

   Cost of goods sold for 1999 in Stone Container's Consolidated Statements of Operations decreased compared to 1998 due primarily to the effects of the merger and the sale of the Snowflake mill. Such decreases were partially offset by higher LIFO expense, higher depreciation expense related to the fair value adjustments made to the historical basis of property, plant and equipment in the purchase price allocation adjustment and increased goodwill amortization charges. Stone Container's overall cost of goods sold as a percent of net sales decreased from 92% in 1998 to 87% in 1999 due primarily to the effects of the merger and higher average sales prices.

   Selling and administrative expenses for 1999 decreased compared to 1998 due primarily to staff reductions, certain other merger synergies achieved and a reduction in bad debt expense. Selling and administrative expenses as a percent of net sales decreased from 12% in 1998 to 9% in 1999.

   Interest expense, net decreased $112 million compared to 1998 primarily as a result of lower average outstanding borrowings during 1999.

   Equity income of non-consolidated affiliates was $12 million in 1999, as compared to a loss in 1998 of $88 million. The improvement was due primarily to elimination of losses related to Stone Container's non-consolidated affiliates that were divested during 1998 and 1999.

   Other, net in Stone Container's Consolidated Statements of Operations improved in 1999 due primarily to non-cash charges in 1998 of $174 million for the write-down of certain investments and assets. In addition, Stone Container recorded foreign exchange gains in 1999 as compared to foreign exchange losses in 1998. Other, net included a gain of $39 million on the sale of shares of Abitibi in 1999 and a gain of $37 million on the sale of the Snowflake mill in 1998. In connection with the merger, Stone Container recorded charges of $32 million in the 1998 Predecessor Period related to certain merger transactions cost and change in control payments.

   The effective income tax rate for 1999 differed from the federal statutory tax rate due to several factors, the most significant of which was the effect of permanent differences from applying purchase accounting. At December 31, 1999, Stone Container had approximately $1,337 million of net operating loss carryforwards for U.S. federal income tax purposes that expire from 2009 through 2019, with a tax value of $468 million. A valuation allowance of $152 million has been established for a portion of these deferred tax assets. Further, Stone Container had net operating loss carryforwards for state income tax purposes with a tax value of $68 million, which expire from 2000 through 2019. A valuation allowance of $46 million has been established for a portion of these deferred taxes. For information concerning the benefit from income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 8 of the Notes to the Consolidated Financial Statements.

1998 compared to 1997

   Net sales of $4,719 million for 1998 increased $23 million, or 1%, compared to 1997. Operating profits of $72 million increased $45 million compared to 1997 due primarily to the Containerboard and Corrugated Containers segment.

 Containerboard and Corrugated Containers Segment

   Net sales of $3,609 million for 1998 decreased 1% compared to 1997 and profits improved by $41 million to $6 million. The decrease in net sales was due to a number of factors, including the de-consolidation of Stone Container's SVCPI affiliate effective June 1997, lower average prices for market pulp, lower volume for containerboard and the sale of the Snowflake mill. The decreases were partially offset by increased sales of corrugated containers. The improvement in profit was due primarily to higher prices for containerboard and corrugated container products. Losses for Stone Container's market pulp operations increased in 1998 compared to 1997 by $75 million due primarily to lower prices, partially offsetting the increase in containerboard and corrugated container profits.

   Corrugated container prices and sales volume increased compared to 1997 by 4% and 5%, respectively. Containerboard prices were higher in 1998 by 8% compared to 1997. Containerboard sales volume in 1998 declined 12% compared to 1997 due primarily to the higher level of economic downtime and the closures of a containerboard mill and other pulp mill facilities, effective December 1, 1998. Kraft paper prices and sales volume declined compared to 1997 by 5% and 14%, respectively. Cost of goods sold as a percent of net sales decreased from 93% in 1997 to 92% in 1998 due primarily to the higher sales prices in 1998.

   In October 1998, Stone Container sold the Snowflake mill to Abitibi. As a result of the sale, Stone Container no longer operates in the newsprint business. Stone Container retained ownership of a corrugating medium machine located at the Snowflake mill. The gain on the sale of the Snowflake mill, of $37 million, is included in other, net in the Segment Data table.

 Industrial Bags Segment

   Net sales of $513 million increased 4% compared to 1997 and profits improved $4 million to $35 million. The increase in net sales and profit were due primarily to Interstate Packaging, which became a consolidated subsidiary of Stone Container in May 1998. Sales volume, excluding Interstate Packaging, increased by 2% in 1998 and prices were comparable to 1997. Cost of goods sold as a percent of net sales for 1998 was comparable to 1997.

 International Segment

   Net sales $586 million increased by 5% compared to 1997 and profit improved $3 million to $30 million. The increases were due primarily to improved sales volume for corrugated containers, which improved 4% compared to 1997. Corrugated container selling prices were comparable to 1997. A 2% increase in containerboard sales price was offset by a decrease in sales volume and the impact of strengthening of the U.S. dollar relative to local currencies. Cost of goods sold as a percent of net sales for 1998 was comparable to 1997.

 Costs and Expenses

   Stone Container's overall cost of goods sold as a percent of net sales in 1998 of 92% was comparable to 1997. Selling and administrative expenses for 1998 increased compared to 1997 due to merger-related costs and higher bad debt expense. Selling and administrative expense as a percent of net sales increased from 10% in 1997 to 12% in 1998.

   Interest expense, net increased $11 million over 1997 primarily as a result of higher average outstanding borrowings during the year.

   Equity loss of non-consolidated affiliates was $88 million for 1998, as compared to $71 million in 1997 due primarily to significant increases in foreign exchange transaction losses recorded by Abitibi on foreign currency forward contracts.

   Other, net expense for 1998 in Stone Container's Consolidated Statements of Operations increased compared to 1997 due to non-cash charges of $174 million related to the write-down of certain investments and assets, and a charge of $32 million related to certain merger transaction costs and change in control payments recorded in the 1998 Predecessor Period. The write-downs included

  . $67 million related to Stone Container's investment in Stone Venepal
    (Celgar) Pulp, Inc., which filed for bankruptcy in July, 1998;

  . $56 million related to its 50% ownership interest in Financiere Carton
    Papier, a privately held folding carton converting operation based in France;

  . $32 million related to its 20% ownership interest in Venepal S.A.C.A., a publicly traded, Venezuelan based, manufacturer of paperboard and paper packaging products; and

  . $19 million related to wood products operations.

   The income tax benefit recorded in 1998 was $104 million. The benefit was reduced by a valuation allowance established in the third quarter against deferred tax assets on net operating loss carryforwards, which, due to continuing losses, may not be realizable. For information concerning the benefit from income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 8 of the Notes to the Consolidated Financial Statements.

Liquidity and Capital Resources

General

   Net cash provided by operating activities for the six months ended June 30, 2000 of $192 million, borrowings under bank credit facilities of $1,525 million and proceeds from the sale of assets of $61 million were used to fund the $631 million cash component of the St. Laurent acquisition, $1,031 million of net debt repayments, $17 million of financing fees and property additions of $66 million. Debt repayments for the first half of 2000 include the $559 million redemption of Stone Container's outstanding 9.875% senior notes due February 1, 2001, repayment of approximately $376 million of existing indebtedness of St. Laurent, prepayments on Stone Container's bank term loans and scheduled debt repayments.

   For 1999, proceeds from the sale of assets of $770 million, net cash provided by operating activities of $72 million and available cash of $124 million were used primarily to fund capital investments of $87 million and net debt payments of $883 million.

   On May 31, 2000, Smurfit-Stone, through its Stone Container subsidiary, acquired St. Laurent. Under the terms of the merger agreement, each common share and restricted share unit of St. Laurent was exchanged for 0.5 shares of Smurfit-Stone common stock and $12.50 in cash. A total of 25.3 million shares of Smurfit-Stone common stock were issued. The total purchase price, including cash paid of $631 million and debt assumed of $376 million, was approximately $1.4 billion.

   On May 31, 2000, Stone Container and certain of its subsidiaries closed on new credit facilities with a group of financial institutions consisting of (1) $950 million in the form of Tranche G and Tranche H term loans maturing on December 31, 2006, and (2) a $100 million revolving credit facility maturing on December 31, 2005. The proceeds of the new credit facilities were used to fund the cash component of the St. Laurent acquisition, refinance certain existing indebtedness of St. Laurent and pay fees and expenses related to the acquisition. The new revolving credit facility will be used for general corporate purposes. The new credit facilities are secured by a security interest in substantially all of the assets acquired in the St. Laurent acquisition.

   In May 2000, Stone Container sold the market pulp mill at its closed Port Wentworth, Georgia mill site to a third party. Net proceeds of approximately $58 million were used for debt reduction.

   In January 1999, Stone Container sold 7.8 million shares of its interest in Abitibi for approximately $80 million, and in April 1999, Stone Container sold its remaining interest in Abitibi for approximately $414 million. Proceeds were sufficient to prepay the entire outstanding balance of Stone Container's Tranche B term loan and, in accordance with Stone Container's credit agreement, the revolving credit maturity date was extended from April 30, 2000 to December 31, 2000.

Financing Activities

   On March 31, 2000, Stone Container amended and restated its existing credit agreement pursuant to which a group of financial institutions provided an additional $575 million to Stone Container in the form of a Tranche F term loan maturing on December 31, 2005 and extended the maturity date of the revolving credit agreement to December 31, 2005. On April 28, 2000, Stone Container used the proceeds of the Tranche F term loan to redeem the 9.875% senior notes due February 1, 2001.

   In October 1999, Stone Container entered into a new accounts receivable securitization program. The securitization program provides for certain trade accounts receivables to be sold to Stone Receivables

Corporation, a wholly-owned non-consolidated bankruptcy remote qualified special purpose entity. The proceeds from the transaction were used to prepay the borrowings under the prior accounts receivable securitization program.

   In August 1999, Stone Container repaid its $120 million 11.0% senior subordinated debentures at maturity with borrowings under its revolving credit facility.

   In January 1999, Stone Container obtained a waiver from its bank group for relief from certain financial covenant requirements under Stone Container's bank credit agreement as of December 31, 1998. Subsequently, on March 23, 1999, Stone Container and its bank group amended the credit agreement to further ease certain quarterly financial covenant requirements for 1999.

   Stone Container's bank credit agreements contain various business and financial covenants including, among other things,

  . limitations on dividends, redemptions and repurchases of capital stock,

  . limitations on the incurrence of indebtedness,

  . limitations on capital expenditures and

  . maintenance of certain financial covenants.

   The credit agreements also require prepayments if Stone Container has excess cash flows (as defined), or receives proceeds from certain asset sales, insurance, issuance of equity securities or incurrence of certain indebtedness. The obligations under the credit agreements are secured by a security interest in substantially all of Stone Container's assets and 65% of the stock of its Canadian subsidiary. The security interest excludes cash, cash equivalents, certain trade receivables, four paper mills and the land and buildings of the corrugated container facilities. Such restrictions, together with Stone Container's highly leveraged position, could restrict corporate activities, including Stone Container's ability to respond to market conditions, to provide for unanticipated capital expenditures or to take advantage of business opportunities.

   The declaration of dividends by Stone Container's board of directors is subject to, among other things, certain restrictive provisions contained in the credit agreement and certain note indentures. As of June 30, 2000, Stone Container had accumulated dividend arrearages of approximately $26 million related to its Series E Preferred Stock.

   Stone Container's senior notes, aggregating $1,698 million are redeemable in whole or in part at Stone Container's option at various dates beginning in February 1999, at par plus a weighted average premium of 2.57%. Stone Container's senior subordinated debentures, aggregating $481 million, are redeemable as of December 31, 1999, in whole or in part, at Stone Container's option at par plus a weighted average premium of .16%. The indentures governing the senior notes and the senior subordinated debentures generally provide that in the event of a "change of control" (as defined in the indentures), Stone Container must, subject to certain exemptions, offer to repurchase the senior notes and the senior subordinated debentures. The Stone Container merger constituted such a change in control. As a result, Stone Container is required to offer to repurchase its senior notes and senior subordinated debentures at a price equal to 101% of the principal amount, together with accrued interest. However, because Stone Container's credit agreement prohibits Stone Container from making an offer to repurchase the senior notes and the senior subordinated debentures, Stone Container could not make the offer. Although the terms of the senior notes refer to an obligation to repay the bank debt or obtain the consent of the bank lenders to such repurchase, the terms do not specify a deadline, if any, following the merger for repayment of bank debt or obtaining such consent. Stone Container intends to actively seek commercially acceptable sources of financing to repay the outstanding indebtedness under the credit agreement or alternative financing arrangements which would cause the bank lenders to consent to the repurchase. There can be no assurance that Stone Container will be successful in obtaining such financing or consents or as to the terms of such financing or consents.

   Based upon covenants in the indentures, Stone Container is required to maintain certain levels of equity. If the minimum equity levels are not maintained for two consecutive quarters, the applicable interest rates on the indentures are increased by 50 basis points per semiannual interest period (up to a maximum of 200 basis points) until the minimum equity level is attained. Stone Container's equity level was below the minimum equity level during most of 1998. As a result, the interest rates increased. The interest rates on the indentures returned to the original interest rates on April 1, 1999 due to Stone Container's equity levels exceeding the minimum on December 31, 1998. Stone Container's equity level exceeded the minimum on December 31, 1999.

   Stone Container expects that internally generated cash flows, proceeds from asset divestitures and existing financing resources will be sufficient for the next several years to meet its obligations, including debt service, expenditures under the Cluster Rule and other capital expenditures. Stone Container expects to use any excess cash flows provided by operations to make further debt reductions. As of June 30, 2000, Stone Container had $605 million of unused borrowing capacity under the credit agreement and the additional credit agreement.

Environmental Matters

   Stone Container's operations are subject to extensive environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. Stone Container has made, and expects to continue to make, significant capital expenditures to comply with water, air and solid and hazardous waste and other environmental laws and regulations. Capital expenditures for environmental control equipment and facilities were approximately $14 million in 1999 and approximately $8 million in 1998. Stone Container anticipates that environmental capital expenditures will approximate $130 million in 2000. The majority of the expenditures after 1999 relate to amounts that Stone Container currently anticipates will be required to comply with the Cluster Rule. In November 1997, the EPA issued the Cluster Rule, which made existing requirements for discharge of wastewater under the Clean Water Act more stringent and impose new requirements on air emissions under the Clean Air Act for the pulp and paper industry. Though the final rule is still not fully promulgated, Stone Container currently believes it may be required to make capital expenditures of up to $170 million during the next several years in order to meet the requirements of the new regulations. Also, additional operating expenses will be incurred as capital installations required by the Cluster Rule are put into service.

   Although capital expenditures for environmental control equipment and facilities and compliance costs in future years will depend on legislative and technological developments which cannot be predicted at this time, such costs could increase as environmental regulations become more stringent. Environmental control expenditures include projects which, in addition to meeting environmental concerns, may yield certain benefits to Stone Container in the form of increased capacity and production cost savings. In addition to capital expenditures for environmental control equipment and facilities, other expenditures incurred to maintain environmental regulatory compliance (including any remediation) represent ongoing costs to Stone Container.

   In addition, Stone Container is from time to time subject to litigation and governmental proceedings regarding environmental matters in which compliance action and injunctive and/or monetary relief are sought. Stone Container has been named as a PRP at a number of sites which are the subject of remedial activity under CERCLA or comparable state laws. Although Stone Container is subject to joint and several liability imposed under CERCLA, at most of the multi-PRP sites there are organized groups of PRPs and costs are being shared among PRPs. Payments related to clean-up at existing and former operating sites and CERCLA sites were not material to Stone Container's liquidity during 1999. Future environmental regulations may have an unpredictable adverse effect on Stone Container's operations and earnings, but they are not expected to adversely affect Stone Container's competitive position.

   Although capital expenditures for environmental control equipment and facilities and compliance costs in future years will depend on engineering studies and legislative and technological developments which cannot be predicted at this time, such costs could increase as environmental regulations become more stringent. Environmental expenditures include projects that, in addition to meeting environmental concerns, may yield certain benefits to Stone Container in the form of increased capacity and production cost savings. In addition to capital expenditures for environmental control equipment and facilities, other expenditures incurred to maintain environmental regulatory compliance (including any remediation costs) represent ongoing costs to Stone Container.

Effects of Inflation

   Although inflation has slowed in recent years, it is still a factor in the economy, and Stone Container continues to seek ways to mitigate its impact to the extent permitted by competition. Inflationary increases in operating costs have been moderate since 1996 and have not had a material impact on Stone Container's financial position or operating results during the past three years. Stone Container uses the last-in, first-out method of accounting for approximately 63% of its inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus provides a closer matching of revenue and expenses in periods of increasing costs. Because of the merger, Stone Container's asset values were adjusted to fair market value in the allocation of the purchase price. As a result, depreciation expense in future years will approximate current cost of productive capacity being consumed.

Prospective Accounting Standards

   In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. Stone Container is currently assessing what the impact of SFAS No. 133 will be on its future earnings and financial position.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

   A portion of Stone Container's operations are located outside of the United States. Accordingly, movements in exchange rates and translation effects may have an impact on the financial condition and results of operations of Stone Container's foreign subsidiaries and affiliates. Stone Container's significant foreign exchange exposures are the Canadian dollar and the German mark. In general, a weakening of these currencies relative to the U.S. dollar has a negative translation effect on Stone Container's financial condition and results of operations. Conversely, a strengthening of these currencies would have the opposite effect.

   Stone Container has experienced foreign currency transaction gains and losses on the translation of U.S. dollar denominated obligations of certain of its Canadian subsidiaries, non consolidated affiliates and a German mark obligation. Stone Container recognized foreign currency transaction gains of $2 million for the six months ended June 30, 2000 compared to a gain of $6 million for the same period last year. During the six months ended June 30, 2000 the exchange rates for the Canadian dollar and the German mark strengthened (weakened) against the U.S. dollar as follows:

      Rate at June 30, 2000 vs. December 31, 1999
        Canadian dollar.................................................  (2.5)%
        German mark.....................................................  (5.5)%
      Average Rate for the six months ended June 30, 2000 vs. 1999
        Canadian dollar.................................................   1.7%
        German mark..................................................... (13.2)%

   Assets and liabilities outside the United States are primarily located in Canada and Germany. Stone Container's investments in foreign subsidiaries with a functional currency other than the U.S. are not hedged.

The net assets in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates were approximately $640 million at December 31, 1999. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rates would be approximately $64 million at December 31, 1999. Any loss in fair value would be reflected as a cumulative translation adjustment in Accumulated Other Comprehensive Income and would not impact Stone Container's net income.

   In 1999, 1998 and 1997, the average exchange rates for the Canadian dollar and the German mark strengthened (weakened) against the U.S. dollar as follows:

                                                             Year ended
                                                            December 31,
                                                           -------------------
                                                           1999   1998   1997
                                                           ----   ----   -----
      Canadian dollar..................................... (0.2)% (7.1)%  (1.5)%
      German mark......................................... (4.4)  (1.4)  (15.3)

   Stone Container incurred foreign currency transaction gains of $7 million in 1999 that have been recorded in Other, net. Stone Container's non-consolidated Canadian affiliate, Abitibi, was sold in April 1999, thereby eliminating a portion of Stone Container's foreign currency risk.

   Stone Container enters into foreign currency exchange agreements, the amount of which during 1999 was not material to the consolidated financial position at December 31, 1999.

Interest Rate Risk

   Stone Container's earnings and cash flow are significantly affected by the amount of interest on its indebtedness. Management's objective is to protect Stone Container from interest rate volatility and reduce or cap interest expense within acceptable levels of market risk. Stone Container periodically enters into interest rate swaps, caps or options to hedge interest rate exposure and manage risk within company policy. Stone Container does not utilize derivatives for speculative or trading purposes. Any derivative would be specific to the debt instrument, contract or transaction, which would determine the specifics of the hedge. No significant change has occurred in Stone Container's exposure to such risk for the six months ended June 30, 2000. The amount of interest rate swaps entered into by Stone Container was not material to its consolidated financial position at December 31, 1999.

   The table below presents principal amounts by year of anticipated maturity for Stone Container's debt obligations and related average interest rates based on the weighted average interest rates at the end of the period. Variable interest rates disclosed do not attempt to project future interest rates. This information should be read in conjunction with Note 6 to the Notes to Consolidated Financial Statements.

 Short and Long-Term Debt

                                            Short and Long-Term Debt
                                       Outstanding as of December 31, 1999
                                              (U.S. $, in millions)
                                  ---------------------------------------------
                                                           There-         Fair
                                  2000 2001 2002 2003 2004 After  Total  Value
                                  ---- ---- ---- ---- ---- ------ ------ ------
U.S. bank term loans and
 revolver--9.7% average interest
 rate (variable)................  $136 $  7 $  7 $531 $     $     $  681 $  682
U.S. senior and senior
 subordinated notes--10.8%
 average interest rate (fixed)..    10  566  954    3  203   444   2,180  2,218
U.S. industrial revenue bonds--
 8.6% average interest rate
 (fixed)........................     1   13   13   13   13   182     235    235
German mark bank term loans--
 5.2% average interest rate
 (variable).....................    11   12   15    1    1            40     40
Other--U.S......................     2    2    1    1    1     2       9      9
Other--foreign..................     2    3    2    2    2     1      12     12
                                  ---- ---- ---- ---- ----  ----  ------ ------
Total debt......................  $162 $603 $992 $551 $220  $629  $3,157 $3,196
                                  ==== ==== ==== ==== ====  ====  ====== ======

Year 2000

   The year 2000 problem concerned the inability of computer systems and devices to properly recognize and process date-sensitive information when the year changed to 2000. Stone Container depends upon its information technology ("IT") and non-IT (used to run manufacturing equipment that contain embedded hardware or software that must handle dates) to conduct and manage its business.

   Stone Container utilized both internal and external resources to evaluate the potential impact of the year 2000 problem and established a year 2000 Program Management Office to guide and coordinate the efforts of its operating units in developing and executing its plan. The year 2000 Program Management Office instituted a seven-phase approach, which enabled Stone Container to identify all systems and devices that were determined to be susceptible to the year 2000 problem. Corrective actions were initiated and affected systems or devices were replaced, repaired or upgraded. Through December 31, 1999, Stone Container spent approximately $15 million to correct the year 2000 problem. Stone Container does not expect to spend any significant amounts in the future on year 2000 related problems.

   Subsequent to midnight on December 31, 1999 (the "Rollover Date"), Stone Container's financial and administrative systems, communication links, and process control systems, which control and monitor production, power, emissions and safety, were verified for operational capability. Only minor issues, relating to these systems were noted. Stone Container has conducted and managed normal business operations as planned, since the Rollover Date and has not experienced any loss of production at any mill or converting facility as a result of the year 2000 problem. Minor issues, which surfaced at mills and converting facilities, were addressed and resolved typically within one day. Stone Container was able to provide customers, upon request, verification of operational capability on January 1, 2000. Furthermore, Stone Container was not adversely impacted by any disruption of raw materials, supplies or services provided by key vendors or suppliers.

   Stone Container's year 2000 Program Management Office continues to check for year 2000 issues. However, given the amount of system activity since the Rollover Date, Stone Container does not expect any major problems related to the year 2000 problem.

                          THE ST. LAURENT ACQUISITION

   On May 31, 2000, Smurfit-Stone completed its acquisition of St. Laurent Paperboard Inc. pursuant to an amended and restated pre-merger agreement, dated as of April 13, 2000, among Smurfit-Stone, Stone Container, 371174 Canada Inc., 3038727 Nova Scotia Company and St. Laurent. This section provides information on St. Laurent as it was organized and operated until May 31, 2000, before its acquisition by Smurfit-Stone.

   St. Laurent is a leading North American manufacturer, supplier and converter of high quality, value-added paperboard products. St. Laurent serves a diverse customer base in North America and selected international markets. St. Laurent has two primary business segments: (1) Paperboard and (2) Paperboard Converting and Packaging.

Business Segments

Paperboard Segment

   The primary products of St. Laurent's Paperboard segment include:

  . white top linerboard,

  . corrugating medium,

  . unbleached kraft linerboard and

  . solid bleached paperboard (foodboard and linerboard).

These products are produced at four primary mills located in Canada and the United States. Approximately 54% of St. Laurent's primary mill capacity is dedicated to the production of high-quality, value-added grades of paperboard. St. Laurent is the leading North American producer of white top linerboard and has an estimated 32% North American market share. Sales for St. Laurent's Paperboard segment in 1999 were $614 million, including $90 million of intersegment sales.

   In 1999, paperboard comprised approximately 57% of St. Laurent's total net sales to third parties. In 1999, the St. Laurent paperboard mills produced in the aggregate approximately 1,533,000 tons of paperboard comprised of

  . 683,300 tons of white top linerboard,

  . 443,300 tons of corrugating medium,

  . 295,000 tons of unbleached linerboard and

  . 110,800 tons of solid bleached paperboard (foodboard and linerboard).

Shipments of paperboard from St. Laurent's primary mills to third parties increased by 46,000 tons, or 3.6%, despite the permanent shutdown of the West Point, Virginia mill's pulp machine during the fourth quarter of 1998.

   The West Point, Virginia mill is St. Laurent's largest facility. It produces white top linerboard, corrugating medium and unbleached kraft linerboard. The West Point mill's annual production capacity is approximately 800,000 tons. Of this tonnage, approximately 340,000 tons are dedicated to the production of white top linerboard. In 1999, a key initiative for the mill was its successful switch from an acid to an alkaline papermaking process. This switch enabled the mill to improve the appearance of its white top linerboard without adding any additional cost to its production process.

   The La Tuque, Quebec mill is St. Laurent's second largest facility. It mainly produces white top linerboard, solid bleached foodboard and solid bleached linerboard. Its annual production capacity is approximately 463,000 tons. Of this tonnage, approximately 352,000 tons are dedicated to white top linerboard.

The mill produced a record 457,000 tons of paperboard in 1999, an increase of 6% over 1998 production figures.

   In May 1999, St. Laurent announced an investment of approximately $25 million to reinforce the La Tuque mill's position as the leading manufacturing facility of value-added paperboard grades. The investment will allow the mill to convert part of its existing white top linerboard production capacity into lightly coated white top linerboard. Lightly coated white top linerboard offers enhanced quality and printing characteristics. According to St. Laurent's research, the consumption of this grade of white top linerboard has increased at a compounded annual growth rate of more than 40% since 1995. As a result of this investment, St. Laurent will become one of the first North American paperboard manufacturers to produce a coated white top linerboard.

   Commercial production of lightly coated white top linerboard is scheduled to begin during the second quarter of 2000, ramping-up capacity over a period of two to three years to 50,000 tons annually. Another key initiative for the La Tuque mill in 1999 was its successful switch from an acid to an alkaline papermaking process. This switch enabled the mill to cut its fiber usage and fiber costs by approximately $3.6 million.

   St. Laurent's Matane, Quebec corrugating medium mill has an annual production capacity of approximately 152,000 tons. In 1999, total production output was 146,400 tons, a 2.3% increase over 1998 production figures.

   St. Laurent's fourth primary mill is located in Thunder Bay, Ontario. The Thunder Bay mill produces lightweight and featherweight corrugating medium in basis weights as low as 14 lbs. In 1999, production of featherweight corrugating medium increased by 8% to approximately 25,000 tons, representing 22% of the mill's total production output. The Thunder Bay mill has an annual production capacity of approximately 140,000 tons. Despite its increased production of featherweight corrugating medium, the Thunder Bay mill's overall productivity climbed to 138,554 tons, a 10.3% increase compared to 1998.

Paperboard Converting and Packaging Segment

   The primary products of St. Laurent's Converting and Packaging segment include:

  . corrugated containers and sheets,

  . litho-labeled and direct-printed retail packaging,

  . point-of-purchase displays,

  . post-print,

  . specialty and protective packaging products,

  . cupstock and

  . baconboard.

   Sales for St. Laurent's Paperboard Converting and Packaging segment in 1999 were $363 million.

   St. Laurent currently owns and operates 17 converting plants located in the provinces of Ontario and Quebec, and eight states located primarily in the eastern United States. Each plant serves a broad range of customers with highly specialized products. Each plant is equipped with design capabilities and production equipment to provide superior packaging products and solutions to its customers. These converting plants consume the equivalent of approximately 37% of St. Laurent's primary mill paperboard production. In 1999, approximately 40% of St. Laurent's total net sales to third parties were of converted paperboard and packaging products manufactured by its converting plants.

   During 1999, St. Laurent continued to grow its paperboard converting and packaging operations with significant acquisitions and investments in new and existing facilities. During the fourth quarter of 1998, St. Laurent began an expansion program of its Latta, South Carolina specialty packaging and display plant. St.

Laurent completed this program during the second quarter of 1999 at a cost of approximately $9.8 million. This investment has enabled the plant to offer one-stop shopping for high-end services and products to meet the packaging needs of those of St. Laurent's customers who are active in, and require, specialty consumer packaging. Such specialty packaging includes

  . multi-color printing,

  . point-of-purchase displays,

  . litho-laminating and labeling,

  . expert structural and graphic design,

  . digital imaging capabilities and

  . fulfillment services.

   On February 1, 1999, St. Laurent's 49% owned affiliate completed the acquisition of all of the assets of Eastern Container Corporation, a privately held corporation headquartered in Springfield, Massachusetts, for a purchase price of $46.8 million. Eastern Container's assets consist of, among other things, three packaging converting facilities serving the New England states and greater New York markets. These facilities produce

  . high quality specialty and protective packaging (triple wall/wood/foam packaging),

  . corrugated sheets and containers,

  . industrial and consumer packaging and

  . point of purchase displays and packaging for the retail and high tech industries.

Combined, the Eastern Container facilities employ approximately 560 people and produce approximately 830 million square feet of industrial and consumer packaging.

   St. Laurent and an independent institutional investor respectively invested $9.6 million and $10.0 million and financed the balance of the purchase price with the 49% owned affiliate's debt. As part of the consideration to finance the acquisition, St. Laurent agreed to issue a maximum of 705,000 warrants to the independent institutional investor. These warrants, when vested over a three year period, give the investor the right to acquire shares of St. Laurent common stock. At the closing of the St. Laurent acquisition, 380,000 warrants were issued to the independent institutional investor. St. Laurent also negotiated various rights to acquire the remaining 51% interest in its 49% owned affiliate. At closing, St. Laurent's 49% owned affiliate changed its name to Eastern Container Corporation. Finally, on December 3, 1999, St. Laurent acquired the remaining 51% interest in its affiliate and, as a result, all unissued warrants were cancelled. On February 23, 2000, the independent institutional investor exercised its rights to convert the 380,000 warrants into 380,000 shares of St. Laurent common stock.

   On May 28, 1999, St. Laurent completed the acquisition of the assets of Castle Rock Container Company, a division of Consolidated Papers, Inc. This acquisition also fit with St. Laurent's strategic objectives of focusing on value-added niche products, and maximizing shareholder value by increasing its vertical integration through growth in value-added converting capacity. Castle Rock Container is a leading custom manufacturer of high-quality corrugated packaging, point of purchase displays and communication kits. Castle Rock Container operates a 350,000 square foot facility located in Adams, Wisconsin. The facility employs approximately 240 people.

   During the fourth quarter of 1999, St. Laurent began production at Grafx Packaging Corp., its new sheet plant located in Columbus, Ohio. This sheet plant is the first of its kind in North America. It currently produces microfluted corrugated packaging for both the folding carton and corrugated segment of the packaging industry. It also provides innovative packaging solutions to St. Laurent's customers from corrugated, microfluted sheets manufactured at Innovative Packaging Corp., St. Laurent's state-of-the-art sheet feeding facility located in Milwaukee, Wisconsin.

   On December 22, 1999, St. Laurent completed the acquisition of the assets of The Kimball Companies through its wholly-owned subsidiary, Eastern Container Corporation. The Kimball Companies is a leading manufacturer of protective packaging, including triple wall, wood, foam and corrugated packaging. The Kimball Companies serves the Northeast United States market. As a result of the acquisition, St. Laurent, through Eastern Container Corporation, has become the leading supplier of protective packaging in this market.

   During the first quarter of 1999, St. Laurent sold its Markham, Ontario building and real estate. In January 2000, St. Laurent opened a new packaging facility located in Pickering, Ontario. The new facility's production is focused on high-end, value-added packaging products and solutions including

  . point-of-purchase displays,

  . graphics packaging,

  . litho laminating and

  . labeling.

   St. Laurent's newest subsidiary and initiative is NextPak.com, Corp., which began operating in December 1999. NextPak.com is tailored to focus on internet retailers, a segment of electronic commerce that has seen rapid growth. Now fully operational, NextPak.com offers a full range of packaging products and services, providing e-tailers with integrated packaging solutions that enable them to market and fulfil their products more cost-efficiently.

   Finally, to increase its bulk packaging production capacity, St. Laurent invested $1.1 million to acquire a new bulk box laminator for its Baltimore, Maryland bulk packaging plant. This custom-built machine is scheduled to be operational by the third quarter, 2000. Once operational, it will give the Baltimore plant additional production capacity and flexibility in this packaging segment. This investment will effectively double the plant's production capacity of laminated bulk boxes. Through this initiative, St. Laurent will enhance its leadership position in the production of bulk packaging solutions.

   In January 2000, St. Laurent completed the sale to Elopak Canada of its liquid packaging plant located in St. Leonard, Quebec. The plant annually produces approximately 400 million gable top cartons that are supplied to dairy and juice producers. This divestiture corresponds with St. Laurent's strategic objective of focusing on its core, value-added quality niche packaging and paperboard products.

Other Operations

   In July 1999, in order to reduce the West Point mill's fiber costs and enhance its competitiveness, St. Laurent acquired the building products assets and business of Chesapeake Corporation. The acquired assets include

  . two pine sawmills located in West Point, Virginia and Princess Anne, Maryland;

  . a hardwood lumber re-processing facility located in Milford, Virginia and

  . a chip mill located in Pocomoke City, Maryland.

The two sawmills have a combined annual capacity of 60 million board feet, and the chip mill has an annual capacity of 300,000 short tons. As a result of this acquisition, St. Laurent owns and manages three sawmills with a total capacity of 70 million board feet. St. Laurent also owns and manages approximately 920,000 acres of private timberlands in the Province of Quebec north of its La Tuque, Quebec mill. These timberlands are used to secure fiber for the mill by granting cutting rights to third parties in return for long term wood chips and sawdust fiber supply agreements. St. Laurent also operates a recycled fiber procurement division that ensures the old corrugated container supply requirements of its mills in Matane, Quebec, Thunder Bay, Ontario and West Point, Virginia.

Sales and Marketing

   In 1999, St. Laurent reorganized its paperboard marketing and sales group in order to

  . support its new products,

  . better serve its customers and

  . explore new sales opportunities to increase its share of value-added sales of high-quality paperboard substrates in North America and selected international markets.

This reorganization created three areas of responsibility:

  . containerboard sales,

  . foodboard sales and

  . graphic and specialty sales.

   St. Laurent has also implemented a more comprehensive marketing communications strategy focused on re-launching the St. Laurent brand by increasing the level of awareness in its various markets and optimizing the sales process. Beginning in the first quarter of 2000, this marketing and communication strategy calls for

  . print advertising in trade magazines,

  . trade show participation,

  . brochures,

  . direct mail,

  . ongoing public relations efforts and

  . a point-of-sale system.

A key component of this reorganization is the creation of St. Laurent's graphic and specialty sales team. The team's goal is to grow St. Laurent's high-end bleached and coated white top linerboard business by increasing sales to the pre-print, high-end post-print, display design and packaged goods segments of the packaging industry.

   In 1999, approximately 15% of St. Laurent's net sales of paperboard were to its own converting facilities. St. Laurent also uses trading arrangements with other producers of containerboard to

  . secure additional white top linerboard sales,

  . procure unbleached kraft linerboard and corrugating medium for its own converting plants and

  . reduce the costs associated with shipping paperboard to its converting plants and third party customers.

Approximately 33% of St. Laurent's total sales of white top linerboard in 1999 were transacted under such arrangements.

   On the paperboard converting and packaging side of its business, St. Laurent primarily relies on the sales force located at each of its converting facilities to introduce and deliver a wide range of proven products and services custom-tailored to its customers' needs. To assist the packaging marketing and sales forces in reaching their goals, each of St. Laurent's containerboard converting plants has been designed to offer new packaging products and services by, among other things, upgrading or expanding their design and graphics capabilities and competencies. Furthermore, in 1999, St. Laurent opened three new sales offices with expanded design capabilities to ensure a greater presence in the key markets of Atlanta, Georgia, Charlotte, North Carolina and Milwaukee, Wisconsin. In 2000, St. Laurent plans to establish a new design and graphics center in Richmond, Virginia. This center will maximize the ability of St. Laurent's converting plants in Baltimore, Maryland and Roanoke and Richmond, Virginia to fully meet the ever-expanding customer requirements for multi-color graphics, point-of-purchase displays, co-packing and fulfilment.

Competition

   St. Laurent generally competes against a number of North American producers in each of its product lines. St. Laurent considers its principal competitors in white top linerboard to be International Paper and Green Bay Packaging. In its other product lines, St. Laurent considers its principal competitors to be Norampac, Georgia-Pacific, International Paper, Mead and Visy Industries. In corrugated containers, St. Laurent competes against a number of producers who have converting facilities within a limited radius of its customers. While the marketplace demands competitive pricing, quality and service are often determining factors. St. Laurent believes that it is positioned to compete effectively against other paperboard producers from Canada, the United States and abroad in the production of its paperboard products and against other corrugated container producers in its regional markets for converted products and services.

Research and Development

   St. Laurent has built a team of researchers and applied scientists to continue to develop state-of-the-art products and technologies for its primary mills and packaging plants. St. Laurent's research and development team is located in Montreal, Quebec. In addition to this team, St. Laurent has established a research organization network to support its ongoing product development initiatives in fields of expertise such as

  . coating and paper technology,

  . packaging printing,

  . coating and fiber,

  . coating technology and

  . coating machinery.

In February 1999, St. Laurent's Marketing and Technical Centre "MTC" began operations to support St. Laurent's packaging business. Located in Richmond, Virginia, this marketing-focused R&D center is a full-featured laboratory equipped to handle most corrugated packaging tests. The MTC works closely with St. Laurent's customers to ensure that their expectations are met. The MTC is also dedicated to the development of new specialty packaging products and production techniques. The MTC has also developed training services for St. Laurent's customers and employees to keep them up-to-date on new industry initiatives.

Environmental Compliance

   St. Laurent's operations are subject to a wide range of federal, provincial, state and local environmental laws and regulations dealing, among other things, with air emissions, wastewater discharge, waste management and landfill sites. Except as may be otherwise discussed in this proxy statement/prospectus, all of St. Laurent's facilities are in material compliance with current environmental laws and regulations.

   In April 1999, the U.S. Environmental Protection Agency and the Virginia Department of Environmental Quality (the "Virginia DEQ") each issued a notice of violation under the Clean Air Act to St. Laurent's primary mill located in West Point, Virginia, which was acquired from Chesapeake Corporation in May, 1997. In general, the notices of violations allege that, from 1984 to the present, the West Point mill installed certain equipment and modified certain production processes without obtaining the required permits. In the purchase agreement between St. Laurent and Chesapeake Corporation, Chesapeake Corporation agreed to indemnify St. Laurent for remediation work resulting from violations of applicable laws, including the Clean Air Act, that existed at the mill before and on the date of the purchase agreement, as to which Chesapeake Corporation had "knowledge" (as defined in the purchase agreement), up to a maximum of $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, St. Laurent believes that the cost of remediation work, which represents capital expenditures comprising engineering, procurement and construction work of mill modifications (including the installation of air emission controls, etc.) associated with the notices of violations may approximate $25 million. In addition, civil or criminal penalties may be pursued by the EPA and Virginia DEQ; however, based upon discussions with the EPA and Virginia DEQ to date, St. Laurent believes that the total cost of remediation work associated with the notices of violations and fines and penalties that may be imposed by the EPA and Virginia DEQ will not exceed the maximum amount of Chesapeake Corporation's indemnification obligation. St. Laurent and Chesapeake Corporation have appointed a third party arbitrator to decide the scope and timing of future remediation work that is the subject of the indemnification in the purchase agreement. The arbitrator has ruled that any fines and penalties that may result from any breach of Chesapeake Corporation's representations and warranties arising out of the notices of violations, either by adjudication or settlement, are part of the costs and expenses that are subject to reimbursement by Chesapeake Corporation to St. Laurent under the purchase agreement. By agreement of the parties, the 30-month period for reimbursement by Chesapeake Corporation of costs and expenses incurred by St. Laurent under the provisions of the purchase agreement has been extended indefinitely. St. Laurent and Chesapeake Corporation are cooperating to analyze, respond to, and defend against the matters alleged in the notices of violations and, with the assistance of the arbitrator, are working together in attempting to develop and implement a remediation plan which will provide for a cost-effective resolution of the issues raised by the notices of violations.

                          OPINION OF FINANCIAL ADVISOR

   Deutsche Bank has acted as financial advisor to Stone Container in connection with the proposed merger of SCC Merger Co. and Stone Container in accordance with the merger agreement. At the August 8, 2000 meeting of the board of directors of Stone Container, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing as of the same date, to the board of directors of Stone Container to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the consideration to be received by the holders of Series E Preferred Stock under the merger agreement was fair, from a financial point of view, to the holders of Series E Preferred Stock.

   The full text of Deutsche Bank's written opinion, dated August 8, 2000, which sets forth among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with its opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. You are urged to read Deutsche Bank's opinion in its entirety. The summary of Deutsche Bank's opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Deutsche Bank's opinion.

   Materials summarizing Deutsche Bank's analyses in connection with its opinion as to the fairness of the consideration to be received by the holders of Series E Preferred Stock were presented on August 8, 2000 before the meeting of the board of directors of Stone Container. Copies of these materials are available for inspection and copying at Stone Container's principal executive offices at 150 North Michigan Avenue, Chicago, Illinois 60601, during regular business hours, by any interested Stone Container stockholder or representative who has been so designated in writing. We have also filed these materials with the SEC as an exhibit to the Form S-4 registration statement filed in connection with the merger. You may obtain these materials from the SEC in the same manner as set forth on Stone Container's SEC filings under "Where You Can Find More Information", beginning on page 131.

   In connection with Deutsche Bank's role as financial advisor to Stone Container, and in arriving at its opinion, Deutsche Bank has, among other things:

  . reviewed certain publicly available financial and other information concerning Stone Container and Smurfit-Stone;

  . reviewed certain internal analyses and other information furnished to it by Stone Container and Smurfit-Stone;

  . held discussions with members of the senior managements of Stone
    Container and Smurfit-Stone regarding the business and prospects of Stone Container and Smurfit-Stone;

  . reviewed the reported prices and trading activity for the Series E
    Preferred Stock;

  . compared the terms of the Series E Preferred Stock with the terms of the Smurfit-Stone Series A Preferred Stock and performed financial analyses related thereto;

  . reviewed certain financial projections of Stone Container and Smurfit-
    Stone and performed financial analyses related thereto;

  . reviewed the merger agreement and certain related documents;

  . reviewed the draft dated July 25, 2000 of the Form S-4 registration statement for Smurfit-Stone; and

  . performed such other studies and analyses and considered such other factors as it deemed appropriate.

   In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Stone Container or Smurfit-Stone, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion,

Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Furthermore, Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of Stone Container or Smurfit-Stone. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Stone Container and Smurfit-Stone as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

   For purposes of rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis:

  . the representations and warranties of Stone Container, SCC Merger Co. and Smurfit-Stone contained in the merger agreement were true and correct;

  . Stone Container, SCC Merger Co. and Smurfit-Stone will each perform all of the covenants and agreements to be performed by it under the merger agreement;

  . all conditions to the obligations of each of Stone Container, SCC Merger
    Co. and Smurfit-Stone to consummate the merger will be satisfied without any waiver thereof;

  . all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger will be obtained;

  . in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which any of Stone Container, SCC Merger Co. or Smurfit-Stone is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Stone Container, SCC Merger Co. or Smurfit-Stone or materially reduce the contemplated benefits of the merger; and

  . Smurfit-Stone will receive sufficient funds from intercompany loans necessary to consummate the merger and pay the cash portion of the consideration to be received by the holders of Series E Preferred Stock in connection with the merger.

   The following is a summary of the material financial analyses performed by Deutsche Bank in reaching its opinion. This summary does not purport to be a complete description of the analyses performed by Deutsche Bank. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about August 4, 2000 and is not necessarily indicative of current market conditions. You should understand that the order of analyses and the results derived from these analyses described below do not represent relative importance or weight given to these analyses by Deutsche Bank.

   Historical Series E Preferred Stock Performance. Deutsche Bank reviewed and analyzed recent and historical market prices and trading volume for shares of Series E Preferred Stock. Deutsche Bank observed that the closing price for shares of Series E Preferred Stock on August 4th, 2000 was $15.125 and that the average daily closing prices and the average daily volumes during the one-month, three-month, six-month and twelve-month periods preceding that date were as follows:

                                                       Series E Preferred Stock
                                                         Average Daily Volumes
                                                       -------------------------
                                                               As a % of total
                                    Series E Preferred        Series E Preferred
                                      Stock Average              Stock Shares
                                      Closing Price    Volume    Outstanding
                                    ------------------ ------ ------------------
      One month daily average......       $16.15       3,633         0.08%
      Three month daily average....        16.58       4,207         0.09
      Six month daily average......        17.20       4,698         0.10
      Twelve month daily average...        19.42       5,849         0.13

   Deutsche Bank also observed that the 52-week trading range preceding August 4, 2000 was as follows:

           52-Week Low (8/4/00)           52-Week High (12/31/99)
      ------------------------------- -------------------------------
                  $15.125                         $23.50

   Equity Derivative Valuation. Deutsche Bank performed an equity derivative valuation of the Series E Preferred Stock and the Smurfit-Stone Series A Preferred Stock based upon certain assumptions related to:

  . the timing of the receipt of dividends;

  . the volatility in the price of shares of Smurfit-Stone common stock; and

  . the discount rate to be applied to the expected dividends and liquidation payments

   In conducting the equity derivative valuation, Deutsche Bank assumed the following with respect to the Series E Preferred Stock and the Smurfit-Stone Series A Preferred Stock:

                                        Stone Container                           Smurfit-Stone
                                    Series E Preferred Stock                 Series A Preferred Stock
                            ---------------------------------------- ----------------------------------------
   Liquidation price:                         $25                                      $25
                            Convertible into shares of Smurfit-Stone Convertible into shares of Smurfit-Stone
   Conversion feature:      common stock                             common stock
   Conversion ratio:                         0.7293                                   0.7293
   Maturity date:                          100 years                                 12 years
   Current Smurfit-Stone
    Common Stock per share
    price:                                   $11.25                                   $11.25
   Smurfit-Stone Common
    Stock per share price
    volatility:                             35%-45%                                  35%-45%
   Discount rate:                         12.7%-14.7%                              12.7%-14.7%

   Deutsche Bank also assumed that all dividends with respect to the Series E Preferred Stock and the Smurfit-Stone Series A Preferred Stock dividends were paid in cash on a quarterly basis and that all shares of common stock of Smurfit-Stone did not pay any dividend while the Series E Preferred Stock and the Smurfit-Stone Series A Preferred Stock remained outstanding.

   On these assumptions, Deutsche Bank calculated that, excluding the value of accrued dividends, the theoretical per share value range for the Series E Preferred Stock was from $14.49-$16.54 and for the Smurfit-Stone Series A Preferred Stock was from $18.96-$ 20.62.

   Dividend Discount Model. Deutsche Bank conducted a dividend discounted cash flow analysis for both the Series E Preferred Stock and the Smurfit-Stone Series A Preferred Stock under each of the following four dividend payment scenarios:

  . Scenario 1: All dividends paid in cash with (i) dividends with respect to the Series E Preferred Stock to be paid starting on February 15, 2001 and
    (ii) dividends with respect to the Smurfit-Stone Series A Preferred Stock to be paid after the merger closes.

  . Scenario 2: Dividends paid in cash to the extent permitted under existing borrowing agreements and commencing (i) with respect to the Series E Preferred Stock, in May 2003 when, based on the Company's projections, Stone's restricted payment baskets are forecasted to be positive and (ii) with respect to the Smurfit-Stone Series A Preferred Stock, after the closing of the merger.

  . Scenario 3: No dividends are declared or paid.

  . Scenario 4: No cash dividends are paid, but paid-in-kind dividends are declared on the Smurfit-Stone Series A Preferred Stock.

   Deutsche Bank based the dividend discounted cash flow analyses conducted for each of the four foregoing scenarios on the assumptions set forth below:

  . Redemption/Conversion Assumptions:

    --Redemption/conversion on February 15, 2001 at $25.175 per share;

    --Redemption/conversion on February 15, 2002 at $25 per share;

    --Redemption/conversion on February 15, 2012 at $25 per share;

    --Non-redemption in the case of the Series E Preferred Stock; and

    --Value at conversion equals the liquidation value/optional redemption value.

  . Assumed Closing Date of the Merger:

    --Merger closes on October 15, 2000.

  . Merger related expenses:

    --$0.12 per share

  . Dividend Payment Assumptions:

    --Accrued Dividends: dividends with respect to the Series E Preferred Stock are assumed to be paid on the first cash dividend declaration.

   Based on a range of discount rates of 10% to 20% , the following tables set forth (i) the implied value ranges for the Series E Preferred Stock and the consideration to be received by the holders of Series E Preferred Stock in the merger assuming the specified redemption/conversion dates and (ii) the difference between such implied values under each of the dividend payment scenarios.

Scenario 1--All Cash Dividend Payment

                                 Assumed date of redemption/conversion
          -----------------------------------------------------------------------------------
                02/15/01             02/15/02             02/15/12          Perpetual/2012
          -------------------- -------------------- -------------------- --------------------
Discount  Series    Merger     Series    Merger     Series    Merger     Series    Merger
  Rate      E    consideration   E    consideration   E    consideration   E    consideration
--------  ------ ------------- ------ ------------- ------ ------------- ------ -------------
10.0%     $30.61    $30.69     $29.85    $29.93     $26.20    $26.29     $23.91    $26.29
12.5       30.25     30.38      29.01     29.13      23.01     23.14      20.34     23.14
15.0       29.91     30.08      28.20     28.38      20.48     20.65      17.94     20.65
17.5       29.57     29.79      27.44     27.66      18.45     18.66      16.21     18.66
20.0       29.25     29.50      26.72     26.98      16.80     17.06      14.89     17.06

                  Difference           Difference           Difference           Difference
10.0%               $0.08                $0.08                $0.08                $2.37
12.5                 0.13                 0.13                 0.13                 2.79
15.0                 0.17                 0.17                 0.17                 2.71
17.5                 0.21                 0.21                 0.21                 2.45
20.0                 0.26                 0.26                 0.26                 2.16

Scenario 2--Dividends Paid in Cash to the extent permitted under Borrowing Agreements

                                 Assumed date of redemption/conversion
          -----------------------------------------------------------------------------------
                02/15/01             02/15/02             02/15/12          Perpetual/2012
          -------------------- -------------------- -------------------- --------------------
Discount  Series    Merger     Series    Merger     Series    Merger     Series    Merger
  Rate      E    consideration   E    consideration   E    consideration   E    consideration
--------  ------ ------------- ------ ------------- ------ ------------- ------ -------------
10.0%     $30.61    $30.69     $29.19    $29.93     $24.61    $26.29     $22.32    $26.29
12.5       30.25     30.38      28.21     29.13      21.12     23.14      18.45     23.14
15.0       29.91     30.08      27.28     28.38      18.31     20.65      15.78     20.65
17.5       29.57     29.79      26.40     27.66      16.04     18.66      13.80     18.66
20.0       29.25     29.50      25.57     26.98      14.17     17.06      12.26     17.06

                  Difference           Difference           Difference           Difference
10.0%               $0.08                $0.74                $1.67                $3.96
12.5                 0.13                 0.93                 2.02                 4.69
15.0                 0.17                 1.10                 2.34                 4.87
17.5                 0.21                 1.26                 2.62                 4.86
20.0                 0.26                 1.41                 2.89                 4.80

Scenario 3--No Dividends Declared

                                 Assumed date of redemption/conversion
          -----------------------------------------------------------------------------------
                02/15/01             02/15/02             02/15/12          Perpetual/2012
          -------------------- -------------------- -------------------- --------------------
Discount  Series    Merger     Series    Merger     Series    Merger     Series    Merger
  Rate      E    consideration   E    consideration   E    consideration   E    consideration
--------  ------ ------------- ------ ------------- ------ ------------- ------ -------------
10.0%     $30.61    $30.68     $29.19    $29.79     $17.08    $20.94       --      $20.94
12.5       30.25     30.37      28.21     28.96      13.18     17.48       --       17.48
15.0       29.91     30.06      27.28     28.18      10.23     14.86       --       14.86
17.5       29.57     29.77      26.40     27.44       7.98     12.86       --       12.86
20.0       29.25     29.48      25.57     26.73       6.26     11.32       --       11.32

                  Difference           Difference           Difference           Difference
10.0%               $0.07                $0.60                $3.86                $20.94
12.5                 0.12                 0.76                 4.30                 17.48
15.0                 0.16                 0.90                 4.63                 14.86
17.5                 0.20                 1.04                 4.87                 12.86
20.0                 0.24                 1.16                 5.06                 11.32

Scenario 4--No Cash Dividends Paid, but Series A Preferred Stock Paid-in-Kind Dividends Declared

                                 Assumed date of redemption/conversion
          -----------------------------------------------------------------------------------
                02/15/01             02/15/02             02/15/12          Perpetual/2012
          -------------------- -------------------- -------------------- --------------------
Discount  Series    Merger     Series    Merger     Series    Merger     Series    Merger
  Rate      E    consideration   E    consideration   E    consideration   E    consideration
--------  ------ ------------- ------ ------------- ------ ------------- ------ -------------
10.0%     $30.61    $30.69     $29.19    $29.89     $17.08    $24.41       --      $24.41
12.5       30.25     30.37      28.21     29.06      13.18     20.16       --       20.16
15.0       29.91     30.07      27.28     28.27      10.23     16.94       --       16.94
17.5       29.57     29.78      26.40     27.53       7.98     14.48       --       14.48
20.0       29.25     29.49      25.57     26.82       6.26     12.59       --       12.59

                  Difference           Difference           Difference           Difference
10.0%               $0.08                $0.70                $7.33                $24.41
12.5                 0.12                 0.85                 6.98                 20.16
15.0                 0.16                 1.00                 6.70                 16.94
17.5                 0.20                 1.13                 6.49                 14.48
20.0                 0.24                 1.25                 6.33                 12.59

   Credit Statistics Analysis. Deutsche Bank reviewed certain credit related financial data for each of Stone Container, Smurfit-Stone and Jefferson Smurfit Corporation. The following tables set forth the ratios for each of Stone Container, Smurfit-Stone and Jefferson Smurfit Corporation (i) for calendar years 1998 and 1999, (ii) for the latest twelve months ("LTM") ended March 31, 2000 (in the case of Stone Container and Smurfit-Stone, on an actual basis and on a pro forma basis for the acquisition of St. Laurent), and (iii) for the latest quarter ("LQ") run rate, of:

  . earnings before interest, income taxes and depreciation and amortization
    ("EBITDA") to interest;

  . EBITDA minus capital expenditures ("CAPEX") to interest;

  . senior secured debt to EBITDA;

  . senior debt to EBITDA; and

  . total debt to EBITDA.

                                Stone Container

                           Stone
                         Container
                           alone          LTM 3/31/00           LQ run rate
                         ---------   --------------------- ---------------------
                                                Pro forma             Pro forma
                                     Actual--    for the   Actual--    for the
                                       Stone   acquisition   Stone   acquisition
                                     Container   of St.    Container   of St.
                         1998  1999    Alone     Laurent     Alone     Laurent
                         ----  ----  --------- ----------- --------- -----------
EBITDA/interest.........  0.5x 1.5x     2.0x       2.0x       2.6x       2.5x
(EBITDA--
 CAPEX)/interest........  0.1  1.2      1.7        1.6        2.2        2.0
Senior secured
 debt/EBITDA............  9.4  2.6      3.1        3.4        2.3        2.7
Senior debt/EBITDA...... 14.5  4.8      3.9        4.0        2.9        3.2
Total debt/EBITDA....... 18.7  6.4      5.1        4.9        3.8        3.9

                                 Smurfit-Stone

                           Smurfit-
                             Stone
                             alone         LTM 3/31/00          LQ run rate
                           ----------  -------------------- --------------------
                                                 Pro forma            Pro forma
                                                  for the              for the
                                       Actual-- acquisition Actual-- acquisition
                                       Smurfit-   of St.    Smurfit-   of St.
                           1998  1999   Stone     Laurent    Stone     Laurent
                           ----  ----  -------- ----------- -------- -----------
EBITDA/interest...........  0.8x 1.7x    2.2x       2.2x      2.8x       2.7x
(EBITDA--CAPEX)/interest..  0.2  1.4     1.8        1.7       2.4        2.2
Senior secured
 debt/EBITDA..............  6.9  2.3     2.5        2.9       2.2        2.5
Senior debt/EBITDA........ 10.6  4.6     3.9        4.0       3.4        3.5
Total debt/EBITDA......... 12.5  5.5     4.7        4.6       4.0        4.1

                         Jefferson Smurfit Corporation

                                                            Historicals
                                                       ------------------------
                                                                            LQ
                                                                     LTM   run
                                                       1998  1999  3/31/00 rate
                                                       ----  ----  ------- ----
EBITDA/interest....................................... 1.6x  2.1x    2.6x  3.4x
(EBITDA--CAPEX)/interest.............................. 0.3   1.7     2.1   2.7
Senior secured debt/EBITDA............................ 5.1   1.8     1.7   1.9
Senior debt/EBITDA.................................... 8.0   4.2     4.0   4.3
Total debt/EBITDA..................................... 8.2   4.4     4.1   4.5

   Deutsche Bank also compared certain credit related financial information of each of Stone Container and Smurfit-Stone with corresponding publicly available data for a group of five packaging companies with publicly-traded high yield debt outstanding, consisting of Gaylord Container Corporation, Kappa Beheer BV, Norampac Inc., Packaging Corporation of America and Riverwood International Corporation. The following table sets forth the values for each of Stone Container, Smurfit-Stone and the selected companies for the LTM ended March 31, 2000 (in the case of Stone Container and Smurfit-Stone, on a pro-forma basis for the acquisition of St. Laurent), of: (i) the ratio of EBITDA to interest,
(ii) the ratio of EBITDA minus CAPEX to interest and (iii) the ratio of debt to EBITDA.

                                                   LTM ended 03/31/00
                          --------------------------------------------------------------------
                                                       Kappa           Packaging
                            Stone   Smurfit-  Gaylord  Beheer          Corp. of    Riverwood
                          Container  Stone   Container   BV   Norampac  America  International
                          --------- -------- --------- ------ -------- --------- -------------
EBITDA/interest.........     2.0x     2.2x      1.3x    2.2x    5.0x      2.8x        1.5x
(EBITDA-CAPEX)/interest.     1.6      1.7       1.0     1.3     4.9       2.1         1.2
Debt/EBITDA.............     4.9      4.6       8.2     4.8     2.0       3.2         6.3

   The following table sets forth the values for each of Stone Container, Smurfit-Stone and the selected companies for the LQ run rate (in the case of Stone Container and Smurfit-Stone, on a pro forma basis for the acquisition of St. Laurent), of: (i) the ratio of EBITDA to interest and (ii) the ratio of EBITDA minus CAPEX to interest.

                                                        LQ run rate
                          -----------------------------------------------------------------------
                                                                          Packaging
                            Stone   Smurfit-  Gaylord    Kappa            Corp. of    Riverwood
                          Container  Stone   Container Beheer BV Norampac  America  International
                          --------- -------- --------- --------- -------- --------- -------------
EBITDA/interest.........    2.5x      2.7x     1.3x      2.2x      5.8x     3.5x        1.4x
(EBITDA-CAPEX)/interest.    2.0x      2.2x     0.8x      1.1x      4.9x     2.3x        1.1x

   Deutsche Bank also reviewed the summary information related to the publicly-traded debt securities of the selected companies set forth in the following table.

                                                                    Rating
                                                                 ------------
                                 Issue         Coupon  Maturity  Moody's S&P  Yield to worst
                          -------------------- ------ ---------- ------- ---- --------------
Gaylord Container Corp..  Sr. Notes             9.375 06/15/2007  Caa1     B-     13.98
Gaylord Container Corp..  Sr. Notes             9.750 06/15/2007  Caa1     B-     13.88
Gaylord Container Corp..  Sr. Sub Notes         9.875 02/15/2008  Caa2   CCC+     19.03
Kappa Beheer BV
 (Dollar)...............  Sr. Sub Notes        10.625 07/15/2009    B2      B     10.32
Kappa Beheer BV (Euro)..  Sr. Sub Notes        10.625 07/15/2009    B2      B     10.22
Kappa Beheer BV (Euro)..  Sr. Sub. Disc. Notes 12.500 07/15/2009    B2      B     11.77
Norampac Inc............  Sr. Notes             9.500 02/01/2008    B1     BB     10.08
Packaging Corp of
 America................  Sr. Sub Notes         9.625 04/01/2009    B2     B+      9.66
Riverwood Int'l.........  Sr. Notes            10.250 04/01/2006    B3     B-     11.12
Riverwood Int'l.........  Sr. Notes            10.625 08/01/2007    B3     B-     11.15
Riverwood Int'l.........  Sr. Sub Notes        10.875 04/01/2008  Caa1   CCC+     13.24

   None of the companies utilized as a comparison is identical to Stone Container or Smurfit-Stone. Accordingly, Deutsche Bank believes the analysis of the selected companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the creditworthiness of the selected companies.

   Other Factors and Comparative Analyses. In its presentation to the board of directors of Stone Container, Deutsche Bank reviewed other factors and comparative analyses, including, among other things, (i) the historical and pro forma financial profile of Stone Container and Smurfit-Stone and (ii) the redemption features of the Series E Preferred Stock and the Smurfit-Stone Series A Preferred Stock.

   The foregoing summary describes analyses and factors that Deutsche Bank deemed material in its presentation to the board of directors of Stone Container, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

   In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the board of directors of Stone Container as to the fairness, from a financial point of view, to holders of Series E Preferred Stock of the consideration to be received by them in connection with the merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by the management of Stone Container with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Stone Container and Smurfit-Stone. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Stone Container, Smurfit-Stone or their respective advisors, neither Stone Container nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

   The terms of the merger were determined through negotiations between Stone Container and Smurfit-Stone and were approved by the board of directors of Stone Container. Deutsche Bank did not provide advice to Stone Container during the course of these negotiations and the decision to enter into the merger agreement was solely that of the board of directors of Stone Container. As described above, the opinion and presentation of Deutsche Bank to the board of directors of Stone Container were only one of a number of factors taken into consideration by the board of directors of Stone Container in making its determination to approve the merger. Deutsche Bank's opinion was provided to the board of directors of Stone Container to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of Series E Preferred Stock as to how to vote with respect to the merger.

   Stone Container selected Deutsche Bank, an affiliate of Deutsche Bank AG, which together with its affiliates comprises Deutsche Bank Group, as financial advisor in connection with the proposed merger based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. Stone Container retained Deutsche Bank pursuant to an engagement letter dated July 20, 2000 between Stone Container and Deutsche Bank. As compensation for Deutsche Bank's delivery of its opinion, Stone Container paid Deutsche Bank a cash fee of $200,000. In addition, Stone Container will reimburse Deutsche Bank for the reasonable fees and disbursements of Deutsche Bank's counsel and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Stone Container has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

   Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. One or more members of the Deutsche Bank Group have, from time to time, provided investment banking and other financial services to Stone

Container, Smurfit-Stone and their affiliates for which it has received approximately $16.2 million in compensation, including (i) a pending engagement with Jefferson Smurfit Corporation (U.S.) to provide a fairness opinion in a transaction related to the proposed merger and (ii) over the past two years, as joint bookrunner in connection with Stone Container's May 2000 $1.1 billion bank financing; as advisor to Stone Container in connection with its participation in Folding Carton Partners in May 1999; as advisor to Jefferson Smurfit Corporation in connection with its October 1999 disposal of the Newberg, Oregon newsprint mill; as joint bookrunner in connection with Jefferson Smurfit Corporation (U.S.) November 1998 $550 million term loan financing; as lead arranger and syndication agent in connection with Jefferson Smurfit Corporation (U.S.) March 1998 $1.3 billion bank financing; as joint bookrunner in connection with Stone Container's and Jefferson Smurfit Corporation's November 1998 $3.5 billion bank financing; and as advisor to Jefferson Smurfit Group PLC in connection with the November 1998 merger between Stone Container and Jefferson Smurfit Corporation. In the ordinary course of business, members of the Deutsche Bank Group may actively trade in the securities and other instruments and obligations of Stone Container, Jefferson Smurfit Corporation, Smurfit-Stone and their affiliates for their own accounts or the accounts of their customers. Accordingly, the Deutsche Bank Group may from time to time hold a long or short position in such securities, instruments or obligations.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

Ownership of Stone Container Common Stock

   As of March 31, 2000, Smurfit-Stone owned 110,000,000 shares, or 100%, of the issued and outstanding Stone Container Common Stock.

Management's Ownership of Stone Container Series E Preferred Stock

   As of March 31, 2000, Stone Container's directors and officers as a group beneficially owned 680,200 shares of Stone Container Series E Preferred Stock, which represents less than 15% of the issued and outstanding shares of Series E Preferred Stock. Such beneficial ownership is attributed to affiliates of the two Stone Container directors appointed by the holders of Series E Preferred Stock, which own an aggregate of 679,200 shares of Stone Container Series E Preferred Stock, in addition to the 1,000 shares directly held by Mr. Gale, a director.

Directors and Officers of Smurfit-Stone and Stone Container

   Of Stone Container's five members of the board of directors, Mr. Ray M. Curran also serves as a director of Smurfit-Stone. In addition, Messrs. Curran, Leslie T. Lederer and Patrick J. Moore serve as the respective President and Chief Executive Officer, Vice President--Strategic Investment Dispositions and Vice President and Chief Financial Officer for both Smurfit-Stone and Stone Container.

Voting Agreement

   Pursuant to a voting agreement to be entered into concurrently with the merger agreement, Smurfit-Stone will pay the legal fees incurred by Smurfit-Stone, Stone Container and the two Stone Container directors appointed by the holders of Stone Container Series E Preferred Stock in connection with the merger agreement and the merger. The merger agreement provides that the cash consideration payable to the holders of Series E Preferred Stock in connection with the merger with be reduced by an amount equal to $0.12 per share. As a result, the holders of Series E Preferred Stock, as a group, will bear approximately $550,000 of the fees and expenses incurred in connection with the merger agreement and the merger.

   In addition, the voting agreement prohibits Smurfit-Stone and Stone Container from amending, modifying or waiving any provision of the merger agreement in a manner adverse to the rights of holders of the Series E Preferred Stock without the written consent of the other parties to the voting agreement. The voting agreement also requires Smurfit-Stone's board of directors to authorize additional shares of Series A Preferred Stock as is necessary to pay dividend obligations on the Series A Preferred Stock, to the extent such obligations are not paid in cash. Furthermore, the voting agreement requires Smurfit-Stone to use its commercially reasonable efforts to maintain the listing of the Series A Preferred Stock on the Nasdaq National Market or a national securities exchange for as long as any shares of Series A Preferred Stock are outstanding.

Purchases of Stone Container Series E Preferred Stock by Affiliates

   Smurfit-Stone is not aware of any of its affiliates having purchased any shares of Series E Preferred Stock during the last two years.

                             PRINCIPAL STOCKHOLDERS

Smurfit-Stone

Principal Stockholders

   The table below sets forth certain information regarding the beneficial ownership of Smurfit-Stone common stock by each person who is known to Smurfit-Stone to be the beneficial owner of more than 5% of Smurfit-Stone's voting stock as of March 31, 2000. The stockholders named below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

      Name and Address of                 Amount and Nature of    Percent of
        Beneficial Owner                  Beneficial Ownership Common Stock (a)
      -------------------                 -------------------- ----------------
      SIBV..............................       71,638,462            32.8%
        Smurfit International B.V.
        Strawinskylaan 2001
        Amsterdam 1077ZZ, The
         Netherlands
        Attention: Rokin Corporate
         Services B.V.

      MSLEF Associated Entities.........       15,820,101             7.3%
        c/o Morgan Stanley Dean Witter &
        Co.
        1221 Avenue of the Americas
        New York, NY 10020
        Attention: Alan E. Goldberg

--------
(a) As of June 30, 2000, following the issuance of 25,335,381 shares in connection with the St. Laurent acquisition, the percent of Common Stock owned by SIBV and MSLEF Associated Entities was reduced to 29.4% and 6.5%, respectively.

Security Ownership of Management

   Except as noted otherwise, the table below sets forth certain information regarding the beneficial ownership of Smurfit-Stone's common stock as of March 31, 2000 for (1) each of the directors, (2) each of the Named Executive Officers (as defined below) and (3) all directors and executive officers of Smurfit-Stone as a group.

                                              Shares of Common Stock
                                   --------------------------------------------
                                      Amount and Nature of        Percent of
      Beneficial Owner             Beneficial Ownership (a)(b) Common Stock (c)
      ----------------             --------------------------- ----------------
      Michael W.J. Smurfit (d)....          1,112,579                0.5%
      Ray M. Curran...............            696,879                0.3%
      Richard A. Giesen...........             16,663                  *
      Alan E. Goldberg (e)........                  0                  *
      Howard E. Kilroy (d)........            423,000                0.2%
      James J. O'Connor...........             10,750                  *
      Jerry K. Pearlman...........              9,194                  *
      Thomas A. Reynolds, III.....              4,000                  *
      Dermot F. Smurfit (d).......             91,000                  *
      Patrick J. Moore............            553,299                0.3%
      William N. Wandmacher.......            193,308                0.1%
      David C. Stevens............             91,862                  *
      Anthony P.J. Smurift (e)....             12,000                N/A
      All directors and executive
       officers as a
       group (29 persons)
       (d)(f)(g)..................          4,541,279                2.1%

--------

(a) Except for Mr. A. Smurfit, shares shown as beneficially owned include shares of common stock that directors and executive officers have the right to acquire within 60 days after March 31, 2000 pursuant to exercisable options under stock option plans.
(b) Shares shown include shares of common stock held in the savings plans maintained by Smurfit-Stone as of December 31, 1999 that the executive officers have the right to vote.
(c) Based upon a total of 218,183,257 shares of common stock issued and outstanding as of March 31, 2000. Percentages less than 0.1% are indicated by an asterisk.
(d) Excludes shares of common stock owned by JS Group. Dr. Michael Smurfit, Dr. Dermot Smurfit and Mr. Kilroy beneficially owned 7.4%, 0.5% and 0.8%, respectively, of the outstanding shares of JS Group as of March 31, 2000. Dr. Michael Smurfit and Dr. Dermot Smurfit are officers and directors of JS Group. Mr. Kilroy is a director of JS Group.

(e) Mr. A. Smurift was appointed to Smurfit-Stone's board of directors on July 20, 2000. Shares shown as beneficially owned include shares of common stock that Mr. A. Smurfit has the right to acquire within 60 days after August 1, 2000 pursuant to exercisable options under stock option plans.
(f) Excludes shares of common stock owned by MSLEF and related entities.

(g) Excludes Mr. A. Smurfit and the shares owned by this director.

Stone Container

Security Ownership of Certain Beneficial Owners

   As of March 31, 2000, the following persons were known to Stone Container to own beneficially more than 5% of the outstanding shares of the respective classes of Stone Container's stock:

                              Number of                   Number of
                              Shares of                   Shares of
                             Common Stock  Parent of   Preferred Stock   Percent of
                             Beneficially Common Stock  Beneficially   Preferred Stock
   Name and Address             Owned     Outstanding       Owned        Outstanding
   ----------------          ------------ ------------ --------------- ---------------
   Smurfit-Stone Container
    Corporation............  110,000,000     100.0%              0              0
   150 North Michigan
    Avenue
   Chicago, Illinois 60601-
    7568

   Mariner Investment
    Group, Inc.............            0         0         622,200(a)       13.5%
   65 East 55th Street
   New York, New York 10022

--------

(a) Mariner Investment Group, Inc., as the investment advisor of (1) Mariner LDC, Inc., which holds 455,350 shares of the Series E Preferred Stock, and
    (2) Caspian Capital Partners, L.P., which holds 166,850 shares of the Series E Preferred Stock, has sole voting and dispositive powers over the shares held by Mariner LDC and Caspian. Accordingly, beneficial ownership of the 622,200 shares held in the aggregate by Mariner LDC and Caspian are attributed to Mariner.

Security Ownership of Management

   As of March 31, 2000, Stone Container's directors and executive officers as a group beneficially owned 680,200 shares of Series E Preferred Stock, which represents less than fifteen percent of the issued and outstanding shares of Series E Preferred Stock.

   Mr. David Gale, a director of Stone Container, beneficially owns 58,000 shares of Series E Preferred Stock. Of these shares, Mr. Gale directly owns 1,000 shares and may be deemed to beneficially own 57,000 shares held by Delta Dividend Group, Inc., for which he serves as president. Mr. Gale's indirect beneficial ownership results from his 49% ownership interest in Delta.

   Mr. Mark A. Weissman, a director of Stone Container, may be deemed to beneficially own 622,200 shares of Series E Preferred Stock. Mr. Weissman may be deemed to beneficially own these shares as the Manager of Corporate Bond Trading of Mariner Investment Group, Inc., which is the investment advisor with sole voting and dispositive power over the 455,350 shares of Series E Preferred Stock held by Mariner LDC, Inc. and the 166,850 shares of Series E Preferred Stock held by Caspian Capital Partners, L.P. Mr. Weissman disclaims beneficial ownership of these shares.

                          MANAGEMENT OF SMURFIT-STONE

Directors and Executive Officers

 Directors

   Set forth below is information concerning Smurfit-Stone's directors.

   Ray M. Curran, born May 13, 1946, was named to succeed Roger W. Stone as President and Chief Executive Officer of Smurfit-Stone as of April 1, 1999. He was Executive Vice President and Deputy Chief Executive Officer from November 1998 until March 31, 1999. He was Financial Director of JS Group from February 1996 to November 1998 and prior to that served as Chief Financial Officer of JS Group since 1992. Mr. Curran was first elected a director in 1998.

   Richard A. Giesen, born October 7, 1929, is Chairman of the Board and CEO of Continental Glass & Plastic, Inc. Mr. Giesen is a director of GATX Corporation and Chairman and Chief Executive Officer of Continere Corporation and served as a director of Stone Container from 1974 to 1998. Mr. Giesen was first elected a director in 1998.

   Alan E. Goldberg, born September 1, 1954, has been Chairman and CEO of Morgan Stanley Dean Witter ("MSDW") Private Equity since February 1998. Prior thereto, he was co-head of MSDW Private Equity. He has been a Managing Director of Morgan Stanley & Co. Incorporated since January 1988. Mr. Goldberg also serves as a director of Allegiance Telecom, Inc., Catalytica, Inc., Equant, N.V. and several private companies. Mr. Goldberg was first elected a director in 1989.

   Howard E. Kilroy, born January 30, 1936, was named a director in July 1999. He joined JS Group in 1973 and was appointed Chief Operations Director in 1978 and President in 1986. He was also Senior Vice President of Smurfit-Stone. Mr. Kilroy retired from these positions in 1995. Mr. Kilroy is a director of JS Group and CRH plc, and is Governor of the Bank of Ireland. Mr. Kilroy was first elected a director in 1999.

   James J. O'Connor, born March 15, 1937, is the former Chairman and Chief Executive Officer of Unicom Corporation and its subsidiary, Commonwealth Edison Company. He is a director of American National Can, Corning Incorporated, The Tribune Company, United Airlines, and various other Chicago businesses, cultural and charitable organizations. Mr. O'Connor was first elected a director in 1998.

   Jerry K. Pearlman, born March 27, 1939, is the retired Chairman of the Board and Chief Executive Officer of Zenith Electronics Corporation. Mr. Pearlman is a director of Ryerson-Tull Inc., Nanophase, Inc. and Parsons Group L.L.C. and served as director of Stone Container from 1984 to 1998. Mr. Pearlman was first elected a director in 1998.

   Thomas A. Reynolds, III, born May 12, 1952, has been a Partner since 1984 with Winston & Strawn, a law firm that regularly represents Smurfit-Stone on numerous matters. Mr. Reynolds is an adjunct faculty member in trial advocacy at Northwestern University School of Law. He also serves as a director of Westell Technologies, Inc. Mr. Reynolds was first elected a director in 1997.

   Anthony P. J. Smurfit, born December 19, 1963, is chief executive of the Smurfit Europe Division of JS Group, Smurfit-Stone's largest shareholder, and has served as a member of JS Group's board of directors since 1989. He previously served as deputy chief executive of Smurfit Europe, as well as chief executive of Smurfit France. Mr. Smurfit was first elected a director in 2000.

   Dermot F. Smurfit, born October 8, 1944, has been Joint Deputy Chairman of JS Group since January 1984 and World Vice President--Marketing and Sales since July 1997. Prior to July 1997, he held various senior positions in JS Group. Dr. Dermot Smurfit is Chairman of Kraft Manufacturers Institute (KMI) and a member of the Board of the Confederation of European Paper Industries, and a director of JS Group and ACE Ltd. He is a brother of Dr. Michael W. J. Smurfit. Dr. Smurfit was first elected a director in 1998.

   Michael W. J. Smurfit, born August 7, 1936, is Chairman of the Board of Directors of Smurfit-Stone. He has been Chairman and Chief Executive Officer of JS Group since 1977. Dr. Smurfit was Chief Executive Officer of Smurfit-Stone prior to July 1990. He is a brother of Dr. Dermot F. Smurfit. Dr. Smurfit was first elected a director in 1989.

 Executive Officers

   Set forth below is information concerning Smurfit-Stone's executive officers.

   Michael W. J. Smurfit--See Directors.

   Ray M. Curran--See Directors.

   Matthew Blanchard, born September 9, 1959, was appointed Vice President and General Manager--Board Sales Division in July 2000. Mr. Blanchard was Vice President Supply Chain Management for St. Laurent from 1998 until July 2000. Prior to that, he held various managerial positions with St. Laurent, Avenor and CIP since 1981.

   Peter F. Dages, born December 13, 1950, was appointed Vice President and General Manager--Corrugated Container Division in April 1999. Mr. Dages was Vice President and Regional Manager of the Corrugated Container Division of Stone Container from 1996 and held the same position with Smurfit-Stone until April 1999. Prior to 1996, he held various managerial positions in the Corrugated Container Division of Stone Container since 1991.

   James D. Duncan, born June 12, 1941, has been Vice President and General Manager--Specialty Packaging Division since November 1998. Mr. Duncan was Vice President and General Manager--Industrial Packaging Division for Jefferson Smurfit Corporation (now known as Smurfit-Stone) from October 1996 to November 1998. He was Vice President and General Manager, Converting Operations-- Industrial Packaging Division from April 1994 to October 1996 and served as General Manager, Converting Operations--Industrial Packaging Division from February 1993 to April 1994. Prior to that, he was President and Chief Executive Officer of Sequoia Pacific Systems, an affiliate of JS Group, which he joined in August 1989.

   Daniel J. Garand, born December 12, 1950, joined Smurfit-Stone in October 1999 as Vice President of Supply Chain Operations. For three years prior to joining Smurfit-Stone, Mr. Garand held senior level positions in global supply chain management for AlliedSignal's Automotive Products Group. Prior to that, he was employed by Digital Equipment Company for 26 years in a variety of management positions in logistics, acquisitions and distribution.

   Michael F. Harrington, born August 6, 1940, has been Vice President-- Employee Relations since November 18, 1998, and held the same position with the former Jefferson Smurfit since January 1992. Prior to joining Jefferson Smurfit, he was Corporate Director of Labor Relations/Safety and Health with Boise Cascade Corporation for more than five years.

   Charles A. Hinrichs, born December 3, 1953, has been Vice President and Treasurer since November 18, 1998, and held the same position with the former Jefferson Smurfit since April 1995. Prior to joining Jefferson Smurfit, Mr. Hinrichs held senior level positions at The Boatmen's National Bank of St. Louis for 13 years, where most recently he was Senior Vice President and Chief Credit Officer.

   Craig A. Hunt, born May 31, 1961, has been Vice President, Secretary and General Counsel since November 1998. Prior to that he was Senior Counsel and Assistant Secretary of Jefferson Smurfit from January 1993 to November 1998. He joined Jefferson Smurfit in 1990 as Staff Counsel.

   Paul K. Kaufmann, born May 11, 1954, has been Vice President and Corporate Controller since November 18, 1998, and held the same position with the former Jefferson Smurfit since July 1998. He was Corporate Controller of Jefferson Smurfit from March 1998 to July 1998. Prior to that he was Division Controller for the Containerboard Mill Division from November 1993 until March 1998. Prior to that, he held other accounting positions since joining Jefferson Smurfit in 1990.

   Leslie T. Lederer, born July 20, 1948, has been Vice President--Strategic Investment Dispositions since November 1998. He was Vice President, Secretary and General Counsel of Stone Container from 1987 to November 1998.

   F. Scott Macfarlane, born January 17, 1946, has been Vice President and General Manager--Folding Carton and Boxboard Mill Division since November 18, 1998, and held the same position with the former Jefferson Smurfit since November 1995. He served as Vice President and General Manager of the Folding Carton Division of Jefferson Smurfit from December 1993 to November 1995. Prior to that, he held various managerial positions within the Folding Carton Division since joining Jefferson Smurfit in 1971.

   Timothy McKenna, born March 25, 1948, has been Vice President--Investor Relations and Communications since November 18, 1998, and held the same position with the former Jefferson Smurfit since July 1997. He joined Jefferson Smurfit in October 1995 as Director of Investor Relations and Communications. Prior to joining Jefferson Smurfit, he was employed by Union Camp Corporation for 14 years, where most recently he was Director of Investor Relations.

   Patrick J. Moore, born September 7, 1954, has been Vice President and Chief Financial Officer of Smurfit-Stone since November 18, 1998, and held the same position with the former Jefferson Smurfit since October 1996. He was Vice President and General Manager--Industrial Packaging Division of Jefferson Smurfit from December 1994 to October 1996. He served as Vice President and Treasurer from February 1993 to December 1994 and was Treasurer from October 1990 to February 1993. He joined Jefferson Smurfit in 1987 as Assistant Treasurer. He is a director of First Financial Planners, Inc.

   Mark R. O'Bryan, born January 15, 1963, joined Smurfit-Stone in October 1999 as Vice President--Procurement. Prior to joining Smurfit-Stone, Mr. O'Bryan was employed for 13 years at General Electric Corporation, where he held senior level positions in global sourcing and materials management at several of General Electric Corporation's manufacturing businesses.

   Thomas A. Pagano, born January 21, 1947, has been Vice President--Planning since November 18, 1998, and held the same position with the former Jefferson Smurfit since May 1996. He was Director of Corporate Planning for Jefferson Smurfit from September 1995 to May 1996. Prior to that, Mr. Pagano held various managerial positions within Jefferson Smurfit's Container Division since joining Jefferson Smurfit in 1971, including Area Regional General Manager from January 1994 to September 1995.

   John M. Riconosciuto, born September 4, 1952, has been Vice President and General Manager--Bag Packaging Division since November 1998. He was Vice President and General Manager--Industrial Bag and Specialty Packaging Division of Stone Container from January 1997 to November 1998. From July 1995 to January 1997, he was Vice President and General Manager of the Multiwall Group of Stone Container, and prior to that, Vice President of Marketing and Specialty Packaging of the Industrial and Specialty Packaging Division of Stone Container since 1993.

   David C. Stevens, born August 11, 1934, has been Vice President and General Manager--Smurfit Recycling Company since January 1993. Prior to that, he was General Sales Manager for the Reclamation Division since joining Jefferson Smurfit in 1987.

   William N. Wandmacher, born September 12, 1942, has been Vice President and General Manager--Containerboard Mill Division since November 18, 1998, and held the same position with the former Jefferson Smurfit since January 1993. He served as Division Vice President--Medium Mills for Jefferson Smurfit from October 1986 to January 1993. Prior to that, he held various positions in production, plant management and planning since joining Jefferson Smurfit in 1966.

Executive Compensation

   The following table sets forth the cash and noncash compensation awarded to or earned by each of the executive officers of Smurfit-Stone named below (the "Named Executive Officers") for each of the last three fiscal years.

                                                                     Long-Term
                                                                    Compensation
                                                                 ------------------
                               Annual Compensation                 Awards   Payouts
                               --------------------    Other     ---------- ------- All other
                                                       Annual    Securities  LTIP    Compen-
Name and Principal                                  Compensation Underlying Payouts  sation
Positions                 Year Salary ($) Bonus ($)     ($)       Options   ($)(a)   ($)(b)
------------------        ---- ---------- --------- ------------ ---------- ------- ---------
Michael W.J. Smurfit
 (c)....................  1999   900,000    445,140   217,768     250,000         0    24,483
 Chairman of the Board    1998   834,000    185,248         0           0         0    32,691
                          1997   834,000          0         0           0         0    26,757

Ray M. Curran (d)(f)....  1999 1,206,252  1,274,970     4,213           0         0     5,000
 President and            1998   102,567          0         0     910,000         0         0
 Chief Executive Officer  1997         0          0         0           0         0         0

Roger W. Stone (d)......  1999   212,500          0         0           0         0 6,055,064
 Former President and     1998   106,250          0         0     297,000         0         0
 Chief Executive Officer  1997         0          0         0           0         0         0

Patrick J. Moore (e)(f).  1999   761,250    573,752         0           0         0    11,257
 Vice President and       1998   350,016    828,779     9,489     325,000         0     7,736
 Chief Financial Officer  1997   305,000          0    70,333     200,000   337,671     6,987

William N. Wandmacher...  1999   340,008    167,395     6,215           0         0    15,084
 Vice President and
  General                 1998   291,000     99,778     1,178      75,000         0    12,767
 Manager--Containerboard
  Mill Division           1997   279,000          0       532      54,000   498,674    11,616

David C. Stevens........  1999   274,992    230,127         0           0         0    15,506
 Vice President and
  General                 1998   257,016     36,281         0      30,000         0    14,046
 Manager--Reclamation
  Division                1997   238,000    131,648         0     100,000   270,048    12,276

--------
(a) Reflect amounts awarded under Smurfit-Stone's 1994 Long-Term Incentive Plan. Amounts were either payable in cash or deferred into Smurfit-Stone's Deferred Compensation Plan at the election of the Named Executive Officer.
(b) Amounts shown under "All Other Compensation" for 1999 include a $5,000 contribution to Smurfit-Stone's Savings Plan for each of the Named Executive Officers (other than Dr. Smurfit) and company-paid split-dollar term life insurance premiums for Dr. Smurfit ($24,483) and Messrs. Moore ($6,257), Wandmacher ($10,084) and Stevens ($10,506). Upon his retirement, Mr. Stone received a payment of $5,833,747 under his severance agreement with Stone Container. Mr. Stone also received $195,884 as a pension payment and $20,433 as vacation pay.
(c) The amount shown in "Other Annual Compensation" for 1999 represents a "gross up" payment for a portion of Dr. Smurfit's Federal and State income tax liability.
(d) Mr. Curran was named to succeed Mr. Stone as President and Chief Executive Officer of Smurfit-Stone as of April 1, 1999. Mr. Stone served as President and Chief Executive Officer of Smurfit-Stone upon completion of Smurfit-Stone's merger with Stone Container on November 18, 1998, and retired from Smurfit-Stone as of March 31, 1999. All of Mr. Stone's restricted stock shares or options were vested at the time of the merger and converted into shares or options to acquire shares of Smurfit-Stone common stock, adjusted to reflect the .99 to one ratio at which shares of common stock of Stone Container were exchanged into shares of Smurfit-Stone common stock in connection with the merger.
(e) The amount under Bonus for 1998 includes a one-time special bonus of contributions in connection with the merger.
(f) In addition to their awards under the MIP for 1999 ($630,670 for Mr. Curran and $378,402 for Mr. Moore), Messrs. Curran and Moore received additional bonuses of $644,300 and $195,350, respectively, for 1999 in recognition of their performance in significantly exceeding Smurfit-Stone's objectives in key areas such as assets divestitures, debt reduction and attainment of synergies from the merger.

Option Grants in 1999

   The following table provides information concerning stock options granted to the Named Executive Officers during 1999.

                                                                             Potential Realizable Value
                         Number of    % of Total                              at Annual Rates of Stock
                         Securities     Options                                  Price Appreciation
                         Underlying   Granted to     Exercise or               for Option Term ($)(b)
                          Options    Employees in    Base Price   Expiration ---------------------------
                          Granted   Fiscal Year (a) ($ per share)    Date         5%            10%
                         ---------- --------------- ------------- ---------- ------------- -------------
Michael W. J.
 Smurfit(c).............  250,000        55.2%          17.19      03/03/09    2,702,282     6,898,112
Ray M. Curran...........        0         N/A            N/A         N/A          N/A           N/A
Roger W. Stone..........        0         N/A            N/A         N/A          N/A           N/A
Patrick J. Moore........        0         N/A            N/A         N/A          N/A           N/A
William N. Wandmacher...        0         N/A            N/A         N/A          N/A           N/A
David C. Stevens........        0         N/A            N/A         N/A          N/A           N/A

--------
(a) Reflects percentage of total options granted to employees in 1999 under Smurfit-Stone's 1998 Long Term Incentive Plan.
(b) The dollar amounts under these columns are the result of calculations at 5% and 10% rates, as set by the Securities and Exchange Commission's executive compensation disclosure rules. Actual gains, if any, on stock option exercises depend on future performance of the Smurfit-Stone common stock and overall stock market conditions. No assurance can be made that the amounts reflected in these columns will be achieved.
(c) Upon exercise of these options, Dr. Smurfit is also entitled to receive an additional cash payment from Smurfit-Stone equal to $2.19 per option exercised.

   As of December 31, 1999, there were approximately 18,317,149 shares of common stock reserved for issuance under all of Smurfit-Stone's stock-based incentive plans, including approximately 3,357,000 shares available for future grants.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Value

   The following table summarizes the exercise of options and the value of options held by Named Executive Officers as of December 31, 1999.

                                                      Number of
                           Shares               Securities Underlying     Value of Unexercised
                         Acquired on             Unexercised Options      In-the-Money Options
                          Exercise    Value    at January 1, 2000 (#)   at January 1, 2000 ($)(a)
Name                         (#)     Realized Exercisable/Unexercisable Exercisable/Unexercisable
----                     ----------- -------- ------------------------- -------------------------
Michael W.J. Smurfit....         0         0     1,026,000 / 250,000     $14,879,000 / 1,828,125
Ray M. Curran...........         0         0       393,333 / 606,667       4,850,204 / 7,090,421
Roger W. Stone..........   170,676   692,471       885,809 /       0       9,869,476 /         0
Patrick J. Moore........         0         0       433,333 / 216,667       5,125,142 / 2,532,296
William N. Wandmacher...         0         0       168,750 /  56,250       2,187,266 /   657,422
David C. Stevens........    75,000   964,842        82,500 /  22,500         940,781 /   262,969

--------
(a) The closing market value of the common stock on December 31, 1999 was $24.50 per share. On that date, the exercise price per share for outstanding options held by the Named Executive Officers ranged from $10.00 to $19.82.

Employment Agreements and Severance Agreements

   Smurfit-Stone has entered into employment agreements with Messrs. Curran and Moore effective as of April 1, 1999. The employment agreements require the executives to devote substantially all of their business time to Smurfit-Stone's operations, each for a term expiring on April 1, 2002, which term is automatically extended for a one-day period for each day that passes after April 1, 1999, unless sooner terminated by either party in accordance with the provisions of the employment agreements.

   The employment agreements provide that Messrs. Curran and Moore shall be eligible to participate in any annual performance bonus plans, long-term incentive plans, and/or equity-based compensation plans established or maintained by Smurfit-Stone for its senior executive officers, including the MIP and the Smurfit-Stone Container Corporation 1998 Long-Term Plan.

   The employment agreements provide that if Smurfit-Stone terminates the executive's employment "without cause" or the executive terminates his employment with "good reason," it will:

  . pay the executive the full amount of base salary and annual bonus that it would have paid under the employment agreement had the executive's employment continued to the end of the employment term;

  . continue the executive's coverage under Smurfit-Stone's medical, dental, life, disability, pension, profit sharing and other executive benefit plans through the end of the employment term;

  . provide the executive with certain perquisites until the end of the employment term, provided that these company-provided perquisites will be reduced to the extent the executive receives comparable perquisites without cost during the 36 month period following his employment termination;

  . continue to count the period through the end of the employment term for purposes of determining the executive's age and service with Smurfit-Stone with respect to (1) eligibility, vesting and the amount of benefits under its executive benefit plans, and (2) the vesting of any outstanding stock options, restricted stock or other equity-based compensation awards; and

  . provide outplacement services, as elected by the executive (and with a firm elected by the executive), not to exceed $50,000 in total.

   The employment agreements also provide that if, within 24 months following a "change of control" of Smurfit-Stone, it terminates the executive's employment "without cause" or the executive terminates his employment with "good reason," it will

  . pay the executive three times the executive's base salary, as in effect on the date of his termination;

  . pay three times the highest of (1) the average annual bonus paid for the three fiscal years immediately preceding the executive's employment termination, (2) the target bonus for the fiscal year in which such termination of employment occurs, or (3) the actual bonus attained for the fiscal year in which such termination occurs;

  . continue the executive's coverage under Smurfit-Stone's medical, dental, life, disability, pension, profit sharing and other executive benefit plans for three years following employment termination;

  . pay the value of three years of continued coverage under any pension, profit sharing or other retirement plan maintained by Smurfit-Stone;

  . continue to provide the executive with certain perquisites, provided that these company-provided perquisites will be reduced to the extent the executive receives comparable perquisites without cost during the 36 month period following his employment termination;

  . immediately vest all stock options, restricted stock and other equity-based awards; and

  . pay for outplacement services to the executive not to exceed $50,000.

Smurfit-Stone generally must make the payments described above within 10 days of the executive's employment termination. If the payments and benefits described above would be "excess parachute payments" as defined in Code Section 280G, with the effect that the executive is liable for the payment of an excise tax, then Smurfit-Stone will pay the executive an additional amount to "gross-up" the executive for such excise tax.

   The employment agreements for Messrs. Curran and Moore also forbid the executives from:

  . disclosing Smurfit-Stone's confidential information, inventions or developments;

  . diverting any business opportunities or prospects from Smurfit-Stone; and

  . during their employment and for a period of up to two years following termination of their employment, competing with any business conducted by Smurfit-Stone or any of its affiliates, or soliciting any employees, customers or suppliers of Smurfit-Stone, within the United States.

   In general, each of the following transactions is considered a change of control under the employment agreements:

  . a third party's acquisition of 20% or more of Smurfit-Stone's common stock;

  . a change in the majority of Smurfit-Stone's board of directors;

  . completing certain reorganization, merger or consolidation transactions or a sale of all substantially all of Smurfit-Stone's assets; or

  . the complete liquidation or dissolution of Smurfit-Stone.

   Each of Messrs. Wandmacher and Stevens is a party to an employment security agreement. Among other things, these agreements provide for a lump sum payment based on a specified multiple of salary and bonus plus the payment of certain fringe benefits under certain circumstances within two years after a "change of control" (as such term is defined in the employment security agreements). The Stone Container merger constituted a change of control under the employment security agreements.

   The maximum severance benefit, including the value of pension and welfare benefits, fringe benefits and perquisites payable under the employment security agreements, which would have been payable under these agreements to each of Messrs. Wandmacher and Stevens in the event of termination of employment as of December 31, 1999 by Smurfit-Stone without "cause" or resignation by the executive officer for "good reason", is $1,024,101 for Mr. Wandmacher and $846,588 for Mr. Stevens.

   Mr. Stone retired as President and Chief Executive Officer of Smurfit-Stone effective as of March 31, 1999. Upon his retirement, Mr. Stone received a payment of $5,833,477 under his severance agreement with Stone Container. He also received $195,884 as a pension payment and $20,433 as vacation pay.

                     CERTAIN TRANSACTIONS OF SMURFIT-STONE

Transactions with JS Group

   Net sales by Smurfit-Stone (or its predecessor Jefferson Smurfit Corporation) to JS Group, its subsidiaries and its affiliates were $45 million, $39 million and $34 million for the years ended December 31, 1999, 1998 and 1997, respectively. Net sales by JS Group, its subsidiaries and its affiliates to Smurfit-Stone (or its predecessor Jefferson Smurfit Corporation) were $21 million, $54 million and $51 million for the years ended December 31, 1999, 1998 and 1997, respectively. Product sales to and purchases from JS Group, its subsidiaries and its affiliates were consummated on terms generally similar to those prevailing with unrelated parties. Similar transactions continue to occur in the ordinary course of business in the year 2000.

   Smurfit-Stone provides certain subsidiaries and affiliates of JS Group with general management and elective management services under separate management services agreements. The elective services provided include, but are not limited to, management information services, accounting, tax and internal auditing services, financial management and treasury services, manufacturing and engineering services, research and development services, employee benefit plan and management services, purchasing services, transportation services and marketing services. In consideration of general management services, Jefferson Smurfit was paid a negotiated fee of approximately $1 million for 1997. In consideration for elective services provided in 1997, Jefferson Smurfit received reimbursements of approximately $3 million in 1997. In addition, Jefferson Smurfit paid JS Group and its affiliates approximately $1 million in 1997 for certain other services. For 1998, Smurfit-Stone was paid a negotiated fee of approximately $0.7 million for general management services. In consideration for elective services provided in 1998, Smurfit-Stone received reimbursements of approximately $2.5 million in 1998. In addition, Smurfit-Stone paid JS Group and its affiliates approximately $0.4 million in 1998 for certain other services. For 1999, Smurfit-Stone was paid a negotiated fee, which amounted to approximately $0.7 million, for general management services. In consideration for elective services provided in 1999, Smurfit-Stone received reimbursements of approximately $2.7 million in 1999. In addition, Smurfit-Stone paid JS Group and its affiliates approximately $0.9 million in 1999 for certain other services.

   On November 18, 1998, Jefferson Smurfit Corporation (U.S.) purchased the No. 2 paperboard machine located in its Fernandina Beach, Florida paperboard mill for $175 million from Smurfit Packaging Corporation, a subsidiary of SIBV. Until that date, Jefferson Smurfit and Smurfit Packaging were parties to an operating agreement whereby Jefferson Smurfit operated and managed the paperboard machine. Jefferson Smurfit was compensated by Smurfit Packaging for its direct production and manufacturing costs attributable to the paperboard machine and a portion of the indirect manufacturing, selling and administrative costs incurred by Jefferson Smurfit for the entire Fernandina Mill. The compensation was determined by applying various formulae and agreed upon adjustments to the subject costs. The amounts reimbursed to Jefferson Smurfit totaled $50 million in 1998.

Board Membership

   Smurfit-Stone's bylaws provide that for so long as Morgan Stanley Leveraged Equity Fund II, Inc. owns at least 1,000,000 shares of Smurfit-Stone's common stock, adjusted for any stock dividend, stock split or similar change, Smurfit-Stone's board of directors will continue to nominate for election one designee of MSLEF, who shall be entitled to serve as Chairman of the Compensation Committee and, until November 18, 2003, shall also be entitled to serve on the Independent Committee. Pursuant to a voting agreement dated as of May 10, 1998 among Smurfit International, MSLEF and Mr. Stone, Smurfit International has agreed to vote all of its shares of Smurfit-Stone common stock in favor of MSLEF's designee for so long as MSLEF has the right to nominate such individual. Mr. Goldberg is the MSLEF designee for the board of directors.

Standstill Agreement

   JS Group, MSLEF and Smurfit-Stone are parties to a standstill agreement dated as of May 10, 1998 which provides, among other things, that prior to November 18, 2003:

  . JS Group is prohibited from directly or indirectly acquiring any voting securities if, after giving effect to such acquisition, it would beneficially own more than 40% of the total voting power of the outstanding securities of Smurfit-Stone;

  . MSLEF is prohibited from acquiring any voting securities of Smurfit-Stone
    (except pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification or similar transaction); and

  . JS Group is prohibited from soliciting, seeking to effect, negotiating with or providing any information to any other party with respect to, or making any statement or proposal (except for any statement or proposal in response to an acquisition or business combination proposal by a party other than JS Group or its subsidiaries), whether written or oral, to Smurfit-Stone's board of directors or otherwise make any public announcement (except as required by law or the requirements of any relevant stock exchange or in the case of an acquisition or business combination proposal by a party other than JS Group or its subsidiaries) whatsoever with respect to, any form of acquisition or business combination transaction involving Smurfit-Stone or any significant portion of its assets, including, without limitation, a merger, tender offer, exchange offer or liquidation, or any restructuring, recapitalization or similar transaction with respect to Smurfit-Stone.

Subscription Agreement

   Smurfit International, Jefferson Smurfit and Smurfit-Stone are parties to a stock subscription agreement dated as of May 3, 1994 which provides, among other things, Smurfit International with certain rights which generally allow Smurfit International to maintain its percentage ownership of Smurfit-Stone common stock in the event of public or private issuances of common stock (or securities of Smurfit-Stone convertible into or exchangeable for its common stock). The St. Laurent acquisition was a transaction which entitled Smurfit International to purchase up to approximately 12,170,140 shares of Smurfit-Stone common stock pursuant to the exercise of its preemptive rights under the subscription agreement.

   Smurfit International and Smurfit-Stone negotiated a modification to the subscription agreement pursuant to which Smurfit International agreed not to exercise its preemptive rights with respect to the 12,170,140 shares before the consummation of the St. Laurent acquisition. In return, Smurfit-Stone agreed that if Smurfit-Stone consummated a transaction covered by the subscription agreement within an agreed upon period after the effective date of the St. Laurent acquisition, then Smurfit International would be entitled to purchase the 12,170,140 shares plus the number of shares of Smurfit-Stone common stock it would be entitled to purchase pursuant to such future transaction covered by the subscription agreement. Such modification to the subscription agreement was approved by the Independent Committee of the Smurfit-Stone board of directors, which reviews transactions between Smurfit-Stone and JS Group and their respective affiliates.

Registration Rights Agreement

   In connection with the Stone Container merger, Smurfit-Stone, Smurfit International, MSLEF and certain other Smurfit-Stone stockholders associated with MSLEF entered into a registration rights agreement dated as of May 10, 1998 that grants to Smurfit International, MSLEF and such other stockholders certain rights to require that Smurfit-Stone register shares of its common stock acquired by them prior to May 10, 1998 or issued thereafter in respect of such shares. The registration rights agreement replaced a then existing registration rights agreement.

   Under the current registration rights agreement, and subject to certain limitations contained therein, each of Smurfit International and MSLEF is entitled to two demand registrations. Subject to certain exceptions specified therein, the registration rights agreement entitled each of Smurfit International, MSLEF and Smurfit-Stone to include shares for its own account or, in the case of Smurfit-Stone, for the account of any holders of its common stock other than the previously identified holders, in the registration initiated by the other parties.

   In connection with any demand registration or piggyback registration, Smurfit-Stone will be responsible for all expenses incurred in connection with such registration, except that each holder will pay any underwriting discounts or commissions that may be payable in connection with the sale of its registrable securities. In addition, Smurfit-Stone will indemnify each holder and its affiliates against certain liabilities, including liabilities under the Securities Act of 1933, or will contribute to payments the holders may be required to make in respect thereof.

Voting Agreement

   In connection with the proposed merger of SCC Merger Co. with Stone Container, Smurfit-Stone and Stone Container entered into a voting agreement with Mariner Investment Group Inc., Delta Dividend Group, Inc., Mark Weissman and David Gale, each a beneficial owner of Stone Container Series E Preferred Stock. Messrs. Weissman and Gale are the two directors of Stone Container appointed by the holders of Series E Preferred Stock, and Mariner and Delta are their respective affiliates. Mariner, Delta, and Messrs. Weissman and Gale beneficially own, in the aggregate, 680,200 shares, or 14.8% of the outstanding Series E Preferred Stock. Pursuant to the voting agreement, Mariner, Delta, and Messrs. Weissman and Gale each have agreed to vote their shares of Series E Preferred Stock in favor of approving the merger agreement and the merger. The voting agreement also prohibits Smurfit-Stone and Stone Container from amending, modifying or waiving any provision of the merger agreement in a manner adverse to the rights of holders of the Series E Preferred Stock without the written consent of Mariner, Delta, and Messrs. Weissman and Gale. The voting agreement also requires Smurfit-Stone's board of directors to authorize additional shares of Series A Preferred Stock as is necessary to pay dividend obligations on the Series A Preferred Stock, to the extent such obligations are not paid in cash. Furthermore, the voting agreement requires Smurfit-Stone to use its commercially reasonable efforts to maintain the listing of the Series A Preferred Stock on the Nasdaq National Market or a national securities exchange for as long as any shares of Series A Preferred Stock are outstanding.

Fee and Expense Reimbursement Letter

   Pursuant to a letter dated May 10, 1998 from Smurfit-Stone to JS Group and Smurfit International, Smurfit-Stone paid the fees and expenses of legal counsel to JS Group and Smurfit International in connection with the transactions contemplated by the Stone Container merger agreement. Such fees and expenses aggregated $2.1 million. Under the terms of the letter, Smurfit-Stone also paid the fees and expenses of Smurfit International's financial advisor, totaling $7.2 million.

Release Letter and Executive Bonus Program

   Pursuant to a letter dated October 2, 1998 between Smurfit-Stone and JS Group, Smurfit-Stone agreed to pay JS Group, in consideration of JS Group making Mr. Curran available to Smurfit-Stone to serve as an executive officer, up to $6,500,000 in reimbursement of amounts payable by JS Group to Mr. Curran
(1) in relation to funding certain pension payments for his benefit, and (2) under the terms of a long-term incentive plan maintained by JS Group. In addition, Smurfit-Stone agreed to reimburse Mr. Curran for all reasonable direct costs of relocation incurred by him in relation to his move to the United States and also all reasonable legal and tax advisory fees incurred by him in connection with such relocation and the purchase of a residence in Chicago, Illinois.

MacMillan Bathurst

   On September 4, 1998, Stone Container announced that its Canadian subsidiary, Stone Container (Canada) Inc. purchased a 50% partnership interest in MacMillan-Bathurst, Inc., a Canadian corrugated box company, from MacMillan Bloedel Inc. for $185 million (Cdn.). Stone Container (Canada), which already owned 50% of MacMillan-Bathurst, immediately resold the newly acquired 50% interest to a subsidiary of JS Group at the same price.

                         MANAGEMENT OF STONE CONTAINER

Directors and Executive Officers

 Directors

   Set forth below is information concerning Stone Container's directors.

   Ray M. Curran, born May 13, 1946, was named to succeed Roger W. Stone as President and Chief Executive Officer of Stone Container as of April 1, 1999. He was Executive Vice President and Deputy Chief Executive Officer from November 1998 until March 31, 1999. He was Financial Director of JS Group from February 1996 to November 1998 and prior to that served as Chief Financial Officer of JS Group since 1992. Mr. Curran was first elected a director in 1998.

   Patrick J. Moore, born September 7, 1954, has been Vice President and Chief Financial Officer of Stone Container since November 18, 1998, and held the same position with Jefferson Smurfit Corporation (now known as Smurfit-Stone Container Corporation) since October 1996. With the former Jefferson Smurfit, he was Vice President and General Manager--Industrial Packaging Division from December 1994 to October 1996. He served as Vice President and Treasurer from February 1993 to December 1994 and was Treasurer from October 1990 to February 1993. He joined Jefferson Smurfit in 1987 as Assistant Treasurer. He is a director of First Financial Planners, Inc. Mr. Moore was first elected a director in 1998.

   Leslie T. Lederer, born July 20, 1948, has been Vice President--Strategic Investment Dispositions since November 1998. He was Vice President, Secretary and General Counsel of Stone Container from 1987 to November 1998. Mr. Lederer was first elected a director in 1999.

   David Gale, born February 22, 1959, has been President of Delta Dividend Group, Inc. since 1992. He also serves as a director of Preferred Income Funds, Preferred Income Opportunity Fund and Free Real Time.Com. Mr. Gale was first elected a director in 1999.

   Mark A. Weissman, born February 14, 1961, has been Manager of Corporate Bond Trading of Mariner Investment Group, Inc. since 1996. Prior to that, he was a managing director with Bear, Stearns & Co., Inc. from 1988 to 1994, and was with Cantor Fitzgerald & Co. form 1994 to 1996. Mr. Weissman was first elected a director in 1999.

 Executive Officers

   Set forth below is information concerning Stone Container's executive officers.

   Ray M. Curran--See Directors.

   Matthew Blanchard, born September 9, 1959, was appointed Vice President and General Manager--Board Sales Division in July 2000. Mr. Blanchard was Vice President Supply Chain Management for St. Laurent from 1998 until July 2000. Prior to that, he held various managerial positions with St. Laurent, Avenor and CIP since 1981.

   Peter F. Dages, born December 13, 1950, was appointed Vice President and General Manager--Corrugated Container Division in April 1999. Mr. Dages was Vice President and Regional Manager of the Corrugated Container Division of Stone Container from 1996 until April 1999. Prior to that, he held various managerial positions in the Corrugated Container Division of Stone Container since 1991.

   James D. Duncan, born June 12, 1941, has been Vice President and General Manager--Specialty Packaging Division since November 1998. With the former Jefferson Smurfit, Mr. Duncan was Vice President and General Manager-- Industrial Packaging Division from October 1996 to November 1998. He was Vice President and General Manager, Converting Operations--Industrial Packaging Division from April 1994 to October 1996 and served as General Manager, Converting Operations--Industrial Packaging Division from

February 1993 to April 1994. Prior to that, he was President and Chief Executive Officer of Sequoia Pacific Systems, an affiliate of JS Group, which he joined in August 1989.

   Daniel J. Garand, born December 12, 1950, joined Stone Container in October 1999 as Vice President of Supply Chain Operations. For three years prior to joining Stone Container, Mr. Garand held senior level positions in global supply chain management for AlliedSignal's Automotive Products Group. Prior to that, he was employed by Digital Equipment Company for 26 years in a variety of management positions in logistics, acquisitions and distribution.

   Michael F. Harrington, born August 6, 1940, has been Vice President-- Employee Relations since November 18, 1998, and held the same position with the former Jefferson Smurfit since January 1992. Prior to joining Jefferson Smurfit, he was Corporate Director of Labor Relations/Safety and Health with Boise Cascade Corporation for more than five years.

   Charles A. Hinrichs, born December 3, 1953, has been Vice President and Treasurer since November 18, 1998, and held the same position with the former Jefferson Smurfit since April 1995. Prior to joining Jefferson Smurfit, Mr. Hinrichs held senior level positions at The Boatmen's National Bank of St. Louis for 13 years, where most recently he was Senior Vice President and Chief Credit Officer.

   Craig A. Hunt, born May 31, 1961, has been Vice President, Secretary and General Counsel since November 1998. Prior to that he was Senior Counsel and Assistant Secretary from January 1993 to November 1998. He joined Jefferson Smurfit in 1990 as Staff Counsel.

   Paul K. Kaufmann, born May 11, 1954, has been Vice President and Corporate Controller since November 18, 1998, and held the same position with the former Jefferson Smurfit since July 1998. He was Corporate Controller of Jefferson Smurfit from March 1998 to July 1998. Prior to that he was Division Controller for the Containerboard Mill Division from November 1993 until March 1998. Prior to that, he held other accounting positions since joining Jefferson Smurfit in 1990.

   Leslie T. Lederer--See Directors.

   F. Scott Macfarlane, born January 17, 1946, has been Vice President and General Manager--Folding Carton and Boxboard Mill Division since November 18, 1998, and held the same position with the former Jefferson Smurfit since November 1995. He served as Vice President and General Manager of the Folding Carton Division of Jefferson Smurfit from December 1993 to November 1995. Prior to that, he held various managerial positions within the Folding Carton Division since joining Jefferson Smurfit in 1971.

   Timothy McKenna, born March 25, 1948, has been Vice President--Investor Relations and Communications since November 18, 1998, and held the same position with the former Jefferson Smurfit since July 1997. He joined Jefferson Smurfit in October 1995 as Director of Investor Relations and Communications. Prior to joining Jefferson Smurfit, he was employed by Union Camp Corporation for 14 years, where most recently he was Director of Investor Relations.

   Patrick J. Moore--See Directors.

   Mark R. O'Bryan, born January 15, 1963, joined Stone Container in October 1999 as Vice President--Procurement. Prior to joining Stone Container, Mr. O'Bryan was employed for 13 years at General Electric Corporation, where he held senior level positions in global sourcing and materials management at several of General Electric Corporation's manufacturing businesses.

   Thomas A. Pagano, born January 21, 1947, has been Vice President--Planning since November 18, 1998, and held the same position with the former Jefferson Smurfit since May 1996. He was Director of Corporate Planning for Jefferson Smurfit from September 1995 to May 1996. Prior to that, Mr. Pagano held various managerial positions within Jefferson Smurfit's Container Division since joining Jefferson Smurfit in 1971, including Area Regional General Manager from January 1994 to September 1995.

   John M. Riconosciuto, born September 4, 1952, has been Vice President and General Manager--Bag Packaging Division since November 1998. He was Vice President and General Manager--Industrial Bag and Specialty Packaging Division of Stone Container from January 1997 to November 1998. From July 1995 to January 1997, he was Vice President and General Manager of the Multiwall Group of Stone Container, and prior to that, Vice President of Marketing and Specialty Packaging of the Industrial and Specialty Packaging Division of Stone Container since 1993.

   David C. Stevens, born August 11, 1934, has been Vice President and General Manager--Smurfit Recycling Company since January 1993. Prior to that, he was General Sales Manager for the Reclamation Division since joining Jefferson Smurfit in 1987.

   William N. Wandmacher, born September 12, 1942, has been Vice President and General Manager--Containerboard Mill Division since November 18, 1998, and held the same position with the former Jefferson Smurfit since January 1993. He served as Division Vice President--Medium Mills for Jefferson Smurfit from October 1986 to January 1993. Prior to that, he held various positions in production, plant management and planning since joining Jefferson Smurfit in 1966.

Executive Compensation

   The following table sets forth the compensation earned by, as well as the number of shares of Smurfit-Stone common stock underlying options granted to each of Stone Container's named executive officers during the past three fiscal years.

   Except as noted, the following table sets forth certain compensation information for the chief executive officer and certain other executive officers of Stone Container who, based on the salary and bonus compensation information from Smurfit-Stone and its subsidiaries, were the most highly compensated for the year ended December 31, 1999. All information set forth in this table reflects compensation earned by these individuals for services with Smurfit-Stone and its subsidiaries for the fiscal years ended December 31, 1997, 1998 and 1999.

                                                                    Long-Term
                                                                   Compensation
                                                                ------------------
                               Annual Compensation                Awards   Payouts
                               -------------------    Other     ---------- -------
                                                      Annual    Securities  LTIP    All other
Name and Principal              Salary             Compensation Underlying Payouts Compensation
Positions                 Year    ($)    Bonus ($)     ($)       Options   ($)(a)     ($)(b)
------------------        ---- --------- --------- ------------ ---------- ------- ------------
Michael W.J. Smurfit
 (c)....................  1999   900,000   445,140   217,768      250,000        0     24,483
 Chairman of the Board    1998   834,000   185,248         0            0        0     32,691
                          1997   834,000         0         0            0        0     26,757
Ray M. Curran (d)(f)....  1999 1,206,252 1,274,970     4,213            0        0      5,000
 President and            1998   102,567         0         0      910,000        0          0
 Chief Executive Officer  1997         0         0         0            0        0          0
Roger W. Stone (d)......  1999   212,500         0         0            0        0  6,055,064
 Former President and     1998   850,000         0         0    1,897,836  297,000      4,000
 Chief Executive Officer  1997   858,475         0         0            0  283,301          0
Patrick J. Moore (e)(f).  1999   761,250   573,752         0            0        0     11,257
 Vice President and       1998   350,016   828,779     9,489      325,000        0      7,736
 Chief Financial Officer  1997   305,000         0    70,333      200,000  337,671      6,987
William N. Wandmacher...  1999   340,008   167,395     6,215            0        0     15,084
 Vice President and
  General                 1998   291,000    99,778     1,178       75,000        0     12,767
 Manager--Containerboard  1997   279,000         0       532       54,000  498,674     11,616
 Mill Division
David C. Stevens........  1999   274,992   230,127         0            0        0     15,506
 Vice President and
  General                 1998   257,016    36,281         0       30,000        0     14,046
 Manager--Reclamation
  Division                1997   238,000   131,648         0      100,000  270,048     12,276

--------
(a) Reflects amounts awarded under Smurfit-Stone's 1994 Long-Term Incentive Plan. Amounts were either payable in cash or deferred into Stone Container's Deferred Compensation Plan at the election of the Named Executive Officer.

(b) Amounts shown under "All Other Compensation" for 1999 include a $5,000 contribution to Smurfit-Stone's Savings Plan for each of the Named Executive Officers (other than Dr. Smurfit) and Smurfit-Stone paid split-dollar term life insurance premium for Dr. Smurfit ($24,483) and Messrs. Moore ($6,257), Wandmacher ($10,084) and Stevens ($10,506). Upon his retirement, Mr. Stone received a payment of $5,833,747 under his severance agreement with Stone Container. Mr. Stone also received a $195,884 as a pension payment and $20,433 as vacation pay.
(c) The amount shown in "Other Annual Compensation" for 1999 represents a "gross up" payment for a portion of Dr. Smurfit's Federal and State income tax liability.

(d) Mr. Curran was named to succeed Mr. Stone as President and Chief Executive Officer of Stone Container as of April 1, 1999. Mr. Stone served as President and Chief Executive Officer of Stone Container upon completion of the merger with Smurfit-Stone on November 18, 1998, and retired from Stone Container as of March 31, 1999. All of Mr. Stone's restricted stock and options were vested at the time of the merger and were converted into shares or options to acquire shares of Smurfit-Stone common stock, adjusted to reflect the .99 to one ratio at which shares of Stone Container's common stock were exchanged into shares of Smurfit-Stone common stock in connection with the merger.
(e) The amount under Bonus for 1998 includes a one-time special bonus of $750,000 awarded to Mr. Moore in recognition of his significant contributions in connection with the merger.
(f) In addition to their awards under the MIP for 1999 ($630,670 for Mr. Curran and $378,402 for Mr. Moore), Messrs. Curran and Moore received additional bonuses of $644,300 and $195,350, respectively, for 1999 in recognition of their performance in significantly exceeding Stone Container's objectives in key areas such as asset divestitures, debt reduction and attainment of synergies from the merger.

Option Grants In 1999

   The following table shows all grants of options to acquire shares of Smurfit-Stone common stock granted to the executive officers (the "Named Executive Officers") for the year ended December 31, 1999.

                                                                             Potential Realizable Value
                         Number of    % of Total                              at Annual Rates of Stock
                         Securities     Options                                  Price Appreciation
                         Underlying   Granted to     Exercise or               for Option Term ($)(b)
                          Options    Employees in    Base Price   Expiration ---------------------------
                          Granted   Fiscal Year (a) ($ per share)    Date         5%            10
                         ---------- --------------- ------------- ---------- ------------- -------------
Michael W. J.
 Smurfit(c).............  250,000        55.2%          17.19      03/03/09      2,702,282     6,898,112
Ray M. Curran...........        0         N/A             N/A        N/A          N/A           N/A
Roger W. Stone..........        0         N/A             N/A        N/A          N/A           N/A
Patrick J. Moore........        0         N/A             N/A        N/A          N/A           N/A
William N. Wandmacher...        0         N/A             N/A        N/A          N/A           N/A
David C. Stevens........        0         N/A             N/A        N/A          N/A           N/A

--------
(a) Reflects percentage of total options granted to employees in 1999 under Smurfit-Stone's 1998 Long Term Incentive Plan.
(b) The dollar amounts under these columns are the result of calculations at 5% and 10% rates, as set by the Securities and Exchange Commission's executive compensation disclosure rules. Actual gains, if any, on stock option exercises depend on future performance of the Smurfit-Stone common stock and overall stock market conditions. No assurance can be made that the amounts reflected in these columns will be achieved.
(c) Upon exercise of these options, Dr. Smurfit is also entitled to receive an additional cash payment from Smurfit-Stone equal to $2.19 per option exercised.

   As of December 31, 1999, there were approximately 18,317,149 shares of Smurfit-Stone common stock reserved for issuance under all of the stock-based incentive plans of Smurfit-Stone and its subsidiaries, including Stone Container, with approximately 3,357,000 shares available for future grants.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Value

   The following table shows aggregate exercises of options to purchase Smurfit-Stone common stock in the year ended December 31, 1999 and the number of securities underlying unexercised options to purchase Smurfit-Stone common stock held at the end of 1999 by the Named Executive Officers.

                                                      Number of
                           Shares               Securities Underlying     Value of Unexercised
                         Acquired on             Unexercised Options      In-the-Money Options
                          Exercise    Value    at January 1, 2000 (#)   at January 1, 2000 ($)(a)
Name                         (#)     Realized Exercisable/Unexercisable Exercisable/Unexercisable
----                     ----------- -------- ------------------------- -------------------------
Michael W.J. Smurfit....         0         0     1,026,000 / 250,000     $14,879,000 / 1,828,125
Ray M. Curran...........         0         0       393,333 / 606,667       4,850,204 / 7,090,421
Roger W. Stone..........   170,676   692,471       885,809 /       0       9,869,476 /         0
Patrick J. Moore........         0         0       433,333 / 216,667       5,125,142 / 2,532,296
William N. Wandmacher...         0         0       168,750 /  56,250       2,187,266 /   657,422
David C. Stevens........    75,000   964,842        82,500 /  22,500         940,781 /   262,969

--------
(a) The closing market value of the Smurfit-Stone common stock on December 31, 1999 was $24.50 per share. On that date, the exercise price per share for outstanding options held by the Named Executive Officers ranged from $10.00 to $19.82.

Compensation of Directors

   In 1999, the non-employee directors, Messrs. Gale and Weissman, received an annual retainer of $5,000, prorated for the partial year during which they served on the board of directors. In addition, Stone Container previously maintained a policy pursuant to which it appointed a director with five or more years of service as a consultant to Stone Container for a number of years equal to the number of years the director served on Stone Container's board of directors and for an annual consulting fee equal to the director's retainer in effect at the date of such director's retirement.

Employment Agreements and Severance Agreements

   Smurfit-Stone has entered into employment agreements with Messrs. Curran and Moore effective as of April 1, 1999. The employment agreements require the executive to devote substantially all of their business time to the operations of Smurfit-Stone and its subsidiaries, including Stone Container, each for a term expiring on April 1, 2002, which term is automatically extended for a one-day period for each day that passes after April 1, 1999, unless sooner terminated by either party in accordance with the provisions of the employment agreements.

   Smurfit-Stone also has entered into an employment agreement with Mr. Gurandiano effective as of May 31, 2000. The employment agreement requires Mr. Gurandiano to devote substantially all of his business time to St. Laurent's and certain of Smurfit-Stone's operations, for a term expiring on May 31, 2003, which term is automatically extended for a one-day period for each day that passes after May 31, 2000, unless sooner terminated by either party in accordance with the provisions of the employment agreement.

   The employment agreements provide that Messrs. Curran, Moore and Gurandiano shall be eligible to participate in any annual performance bonus plans, long-term incentive plans, and/or equity-based compensation plans established or maintained by Smurfit-Stone for its senior executive officers, including the MIP and the Smurfit-Stone Container Corporation 1998 Long-Term Incentive Plan.

   The employment agreements provide that if Smurfit-Stone terminates the executive's employment "without cause" or the executive terminates his employment with "good reason," Smurfit-Stone will:

  . pay the executive the full amount of base salary and annual bonus that Smurfit-Stone would have paid under the employment agreement had the executive's employment continued to the end of the employment term;

  . continue the executive's coverage under Smurfit-Stone's medical, dental, life, disability, pension, profit sharing and other executive benefit plans through the end of the employment term;

  . provide the executive with certain perquisites until the end of the employment term, provided that these perquisites provided by Smurfit-Stone will be reduced to the extent the executive receives comparable perquisites without cost during the 36 month period following his employment termination;

  . continue to count the period through the end of the employment term for purposes of determining the executive's age and service with Smurfit-Stone with respect to (1) eligibility, vesting and the amount of benefits under Smurfit-Stone's executive benefit plan, and (2) the vesting of any outstanding stock options, restricted stock or other equity-based compensation awards; and

  . provide outplacement services, as elected by the executive (and with a firm selected by the executive), not to exceed $50,000 in total.

   The employment agreements also provide that if, within 24 months following a "change of control" of Smurfit-Stone, Smurfit-Stone terminates the executive's employment "without cause" or the executive terminates his employment with "good reason," Smurfit-Stone will

  . pay the executive three times the executive's base salary, as in effect on the date of his termination;

  . pay three times the highest of (1) the average annual bonus paid for the three fiscal years immediately preceding the executive's employment termination; (2) the target bonus for the fiscal year in which such termination of employment occurs, or (3) the actual bonus attained for the fiscal year in which such termination occurs;

  . continue the executive's coverage under Smurfit-Stone's medical, dental, life, disability, pension, profit sharing and other executive benefit plans for the three years following employment termination;

  . pay the value of three years of continued coverage under any pension, profit sharing or other retirement plan maintained by Smurfit-Stone;

  . continue to provide the executive with certain perquisites, provided that these perquisites provided by Smurfit-Stone will be reduced to the extent the executive receives comparable perquisites without cost during the 36 month period following his employment termination;

  . immediately vest all stock options, restricted stock and other equity-based awards; and

  . pay for outplacement services to the executive not to exceed $50,000.

   Smurfit-Stone generally must make the payments described above within 10 days of the executive's employment termination. If the payments and benefits described above would be "excess parachute payments" as defined in Code
Section 280G, with the effect that the executive is liable for the payment of an excise tax, then Smurfit-Stone will pay the executive an additional amount to "gross-up" the executive for such excise tax.

   The employment agreements for Messrs. Curran, Moore and Gurandiano also forbid the executives from:

  . disclosing confidential information, inventions or developments;

  . diverting any business opportunities or prospects from Smurfit-Stone and its subsidiaries; and

  . during their employment and for a period of up to two years following termination of their employment, competing with any business conducted by Smurfit-Stone or any of its subsidiaries, or soliciting any employees, customers or suppliers of Smurfit-Stone and its subsidiaries, within the United States.

   In general, each of the following transactions is considered a change of control under the employment agreements:

  . a third party's acquisition of 20% or more of Smurfit-Stone's common stock;

  . a change in the majority of Smurfit-Stone's board of directors;

  . completing certain reorganization, merger or consolidation transactions or a sale of all or substantially all of Smurfit-Stone's assets; or

  . the complete liquidation or dissolution of Smurfit-Stone.

   Mr. Gurandiano also is a party to an agreement with Smurfit-Stone that provides for the payment of certain benefits owed to him under a change of control agreement between Mr. Gurandiano and St. Laurent. The aggregate amount of such benefits paid to Mr. Gurandiano was approximately $3.1 million (Cdn.).

   Each of Messrs. Wandmacher and Stevens is a party to an employment security agreement. Among other things, these agreements provide for a lump sum payment based on a specified multiple of salary and bonus plus the payment of certain fringe benefits under certain circumstances within two years after a "change of control" (as such term is defined in the employment security agreements). The Stone Container merger constituted a change of control under the employment security agreements.

   The maximum severance benefit, including the value of pension and welfare benefits, fringe benefits and perquisites payable under the employment security agreements, which would have been payable under these agreements to each of Messrs. Wandmacher and Stevens in the event of termination of employment as of December 31, 1999 by Stone Container without "cause" or resignation by the executive officer for "good reason", is $1,024,101 for Mr. Wandmacher and $846,588 for Mr. Stevens.

   Mr. Stone retired as President and Chief Executive Officer of Stone Container effective as of March 31, 1999. Upon his retirement, Mr. Stone received a payment of $5,833,477 under his severance agreement with Stone Container. He also received $195,884 as a pension payment and $20,433 as vacation pay.

   Stone Container entered into consulting agreements in 1974 with each of Messrs. Jerome H. Stone, Marvin N. Stone (deceased) and Norman H. Stone (deceased), under which each serves or was to serve as a consultant to Stone Container for a fee of $80,000 per annum during his lifetime and, should he die leaving a widow, $40,000 per annum to such widow during her lifetime. Norman H. Stone died in 1985 and Marvin N. Stone died in 1999, and their respective widows receive the specified payments.

                    CERTAIN TRANSACTIONS OF STONE CONTAINER

Transactions with JS Group

   Stone Container is regularly engaged in ordinary course transactions involving the purchase and sale of products with JS Group, a principal shareholder of Smurfit-Stone. Net sales by Stone Container to JS Group, its subsidiaries and its affiliates were $12 million for the year ended December 31, 1999. Net sales by JS Group, its subsidiaries and its affiliates to Stone Container were $5 million for the year ended December 31, 1999. Product sales to and purchases from JS Group, its subsidiaries and its affiliates were consummated on terms generally similar to those prevailing with unrelated parties. Similar transactions continue to occur in the ordinary course of business in the year 2000.

Transactions with Jefferson Smurfit

   Stone Container is regularly engaged in ordinary course transactions involving the purchase and sale of products with Jefferson Smurfit. Net sales by Stone Container to Jefferson Smurfit, its subsidiaries and its affiliates were $237 million for the year ended December 31, 1999 and approximately $100 million for the quarter ended March 31, 2000. Net sales by Jefferson Smurfit, its subsidiaries and its affiliates to Stone Container were $248 million for the year ended December 31, 1999 and approximately $83 million for the quarter ended March 31, 2000. Product sales to and purchases from Jefferson Smurfit, its subsidiaries and its affiliates were consummated on terms generally similar to those prevailing with unrelated parties.

Voting Agreement

   In connection with the proposed merger of SCC Merger Co. with Stone Container, Smurfit-Stone and Stone Container entered into a voting agreement with Mariner Investment Group Inc., Delta Dividend Group, Inc., Mark Weissman and David Gale, each a beneficial owner of Stone Container Series E Preferred Stock. Messrs. Weissman and Gale are the two directors of Stone Container appointed by the holders of Series E Preferred Stock, and Mariner and Delta are their respective affiliates. Mariner, Delta, and Messrs. Weissman and Gale beneficially own, in the aggregate, 680,200 shares, or 14.8% of the outstanding Series E Preferred Stock. Pursuant to the voting agreement, Mariner, Delta, and Messrs. Weissman and Gale each have agreed to vote their shares of Series E Preferred Stock in favor of approving the merger agreement and the merger. The voting agreement also prohibits Smurfit-Stone and Stone Container from amending, modifying or waiving any provision of the merger agreement in a manner adverse to the rights of holders of the Series E Preferred Stock without the written consent of Mariner, Delta, and Messrs. Weissman and Gale. The voting agreement also requires Smurfit-Stone's board of directors to authorize additional shares of Series A Preferred Stock as is necessary to pay dividend obligations on the Series A Preferred Stock, to the extent such obligations are not paid in cash. Furthermore, the voting agreement requires Smurfit-Stone to use its commercially reasonable efforts to maintain the listing of the Series A Preferred Stock on the Nasdaq National Market or a national securities exchange for as long as any shares of Series A Preferred Stock are outstanding.

Other Transactions

   On September 4, 1998, Stone Container announced that its Canadian subsidiary, Stone Container (Canada) Inc. purchased a 50% partnership interest in MacMillan-Bathurst, Ltd., a Canadian corrugated box company, from MacMillan Bloedel Inc. for $185 million (Cdn.). Stone Container (Canada), which already owned 50% of MacMillan-Bathurst, immediately resold the newly acquired 50% interest to a subsidiary of JS Group for the same price.

   During 1997, Stone Container paid approximately $225,000 to Decade Films, Inc. for production services related to Stone Container's BREAKTIME video, an internal employee communication presentation produced quarterly. At such time, Lauren Stone, daughter of Roger Stone, was President of Decade Films, Inc. During 1998, Stone Container paid approximately $233,000 to Decade Films, Inc. for production services related to Stone Container's BREAKTIME video.

   At December 31, 1997, Sunland Sales Company owed Stone Container approximately $480,000 as a result of sales made by Stone Container of kraft paper to Sunland. At such time, Avery Stone, the brother of Roger Stone, owned the controlling interest of Sunland. At December 31, 1998, Sunland Sales Company owed Stone Container approximately $361,000 as a result of sales made by Stone Container of kraft paper to Sunland.

   During 1997, Stone Container sold to Morton International industrial bags for approximately $4.9 million. At such time, Mr. Roger Stone was a director of Morton International.

   During 1997, Stone Container sold to Prairie Packaging, Inc. containers produced by Stone Container for $1.1 million. At such time, Mr. Roger Stone was a 6.45% owner of Prairie Packaging.

   During 1997, Stone Container sold to Con Pac, Inc. certain of Stone Container's products for $639,747 and purchased from Con Pac products for $72,608. At such time, Mr. Randolph Read, then an executive officer of Stone Container, was a director of this private corporation.

   During 1996 and 1997, Stone Container made loans to Mr. Randolph Read, the then acting Senior Vice President and Chief Financial and Planning Officer of Stone Container, in the aggregate amount of $611,384 in connection with Mr. Read's relocation to Chicago upon his assuming his duties with Stone Container. The loans had no stated interest rate. At April 14, 1999, Stone Container had forgiven approximately $341,000 of the loans made to Mr. Read. In connection with the loan forgiveness, which was accounted for as income by Mr. Read, Stone Container paid Mr. Read $250,000 to offset the related tax liability. In connection therewith, Stone Container purchased Mr. Read's California residence for an amount equal to the outstanding mortgage thereon. Also during 1996, Stone Container loaned to Mr. Harold Wright, the then acting Senior Vice President of Stone Container, the amount of $300,000 in connection with his relocation to Chicago. In July, 1997, Stone Container made a loan to Mr. Emil Winograd, the then acting Vice President and General Manager--Market Pulp Sales and Export Containerboard and Kraft Paper Sales, in the amount of $100,000 in connection with his relocation to Chicago. These loans did not bear any interest and are repayable (1) with respect to Mr. Read, on demand by Stone Container, (2) with respect to Mr. Wright, on or before December 1, 2002, and
(3) with respect to Mr. Winograd, on or before June 11, 2002. The interest rate imputed on all such loans was 5.85% during 1997. Such imputed interest was reported by Stone Container as compensation to Mr. Read, Mr. Wright and Mr. Winograd.

                   DESCRIPTION OF SMURFIT-STONE CAPITAL STOCK

   Smurfit-Stone's restated certificate of incorporation provides that Smurfit-Stone's authorized capital stock shall consist of 400,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share, 5,600,000 of which are designated as Series A Preferred Stock. Smurfit-Stone's certificate of incorporation authorizes its board of directors to issue any or all shares of preferred stock in one or more series, and to fix the voting powers, full or limited, and the designations, preferences and relative, participating, optional or other special rights, and any qualification, limitations or restrictions of such rights, applicable to the shares to be included in any such series as may be permitted by Delaware General Corporation Law. As of the date of this proxy statement/prospectus, Smurfit-Stone had 243,600,151 issued and outstanding shares of its common stock. Upon completion of the merger contemplated in this proxy statement/prospectus, Smurfit-Stone will have 4,599,300 issued and outstanding shares of its Series A Preferred Stock.

Series A Preferred Stock

   The statements under this caption relating to Smurfit-Stone's Series A Preferred Stock are summaries and are not complete. Such summaries make use of terms defined in the certificate of designation for the 7% Series A Cumulative Exchangeable Redeemable Convertible Series A Preferred Stock. These summaries are qualified in their entirety by express reference to the certificate of designation, a copy of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. Summaries in this proxy statement/prospectus of provisions of Smurfit-Stone's certificate of incorporation are not complete and are subject and qualified in their entirety by reference to all provisions of the certificate of incorporation.

 Dividend Rights

   The holders of Series A Preferred Stock described in this proxy statement/prospectus will be entitled to receive, when, as and if declared by Smurfit-Stone's board of directors, out of Smurfit-Stone's funds legally available therefor (and subject to the limitation described in the last sentence of this paragraph), cumulative dividends at the rate per annum equal to 7% of the "Liquidation Preference" (as described below) per share, payable in equal quarterly installments on February 15, May 15, August 15 and November
15 in each year, commencing           15, 2000. Such dividends shall be
cumulative from the date of the closing of the merger. Dividends on the Series A Preferred Stock shall be payable in cash except to the extent that

     (a) the aggregate amount of such dividends would exceed 10% of Smurfit-Stone's Net Income (as described below) for the most recently ended four full fiscal quarters for which internal financial statements are available,

     (b) payment of cash dividends on the Series A Preferred Stock would conflict with, violate or result in a breach of, any of the credit agreements, indentures or debt instruments of Smurfit-Stone or any of its subsidiaries, or

     (c) Smurfit-Stone's board of directors has made a good faith determination that Smurfit-Stone does not have legally available funds to pay a cash dividend on the Series A Preferred Stock.

   To the extent not paid in cash, dividends shall be paid in additional shares of Series A Preferred Stock having an aggregate Liquidation Preference equal to the unpaid dividend obligation. Shares of Series A Preferred Stock (not issued in exchange for shares of Series E Preferred Stock or to replace lost, stolen or mutilated certificates evidencing shares of Series A Preferred Stock) will only be issued to pay unpaid dividend obligations. If any dividend, or portion thereof, is not timely paid in cash and additional shares of authorized but undesignated preferred stock are not available to be designated as Series A Preferred Stock to satisfy the unpaid dividend obligation, then the amount of such unpaid dividends shall automatically accrete to the Liquidation Preference.

   As used in this section of the proxy statement/prospectus, "Net Income" shall mean, for any period, the aggregate net income (or loss) of Smurfit-Stone and its consolidated subsidiaries for such period determined in conformity with general accepted accounting principles; provided that the following items shall be excluded in computing Net Income (without duplication):

  (a) the net income (or loss) of any subsidiary of Smurfit-Stone in which any other Person (other than Smurfit-Stone or any of its subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to Smurfit-Stone or any of its subsidiaries by such other Person during such period;

  (b) except to the extent includable pursuant to clause (a) above, the net income (or loss) of any Person accrued prior to the date it becomes a subsidiary of Smurfit-Stone or is merged into or consolidated with Smurfit-Stone or any of its subsidiaries or all or substantially all of the property and assets of such Person are acquired by Smurfit-Stone or any of its subsidiaries;

  (c) the net income (or loss) of any subsidiary of Smurfit-Stone to the extent that the declaration or payment of dividends or similar distributions by such subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such subsidiary;

  (d) any gains or losses (on an after-tax basis) attributable to the sale, transfer or other disposition of all or any of the capital stock of any subsidiary of Smurfit-Stone, all or substantially all of the property or assets of an operating unit or business of Smurfit-Stone or any of its subsidiaries or any other property and assets of Smurfit-Stone or any of its subsidiaries outside the ordinary course of business of Smurfit-Stone or such subsidiary;

  (e) any amounts paid or accrued as dividends on preferred stock of Smurfit-Stone or preferred stock of any subsidiary of Smurfit-Stone owned by Persons other than Smurfit-Stone and any of its subsidiaries;

  (f) all extraordinary gains and extraordinary losses; and

  (g) all non-cash charges reducing net income of Smurfit-Stone or any of its subsidiaries that relate to stock options as stock appreciation rights, and all cash payments reducing net income of Smurfit-Stone or any of its subsidiaries that relate to stock options as stock appreciation rights.

   Smurfit-Stone will pay each such dividend to the holders of record of the Series A Preferred Stock as they appear on its stock register on the record date, which shall not be more than 30 days nor less than 10 days preceding the dividend payment date. If a holder converts shares of Series A Preferred Stock after the close of business on the record date for a dividend and before the opening of business on the payment date for such dividend, the holder will be required to pay to Smurfit-Stone at the time of such conversion the amount of such dividend if received by the holder on the dividend payment date on the shares so converted.

   If dividends are not paid in full, or declared in full and sums are not set apart for the payment thereof, upon the Series A Preferred Stock and any other preferred stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other preferred stock ranking on a parity as to dividends will be paid or declared pro rata so that in all cases the amount of dividends paid or declared per share on the Series A Preferred Stock and such other preferred stock will bear to each other the same ratio that accumulated dividends per share, including dividends accrued or in arrears, if any, on the Series A Preferred Stock and such other preferred stock bear to each other. Except as provided in the preceding sentence, unless full cumulative dividends on the Series A Preferred Stock have been paid or declared in full and sums set aside for the payment thereof, no dividends (other than dividends of common stock or other shares of Smurfit-Stone's capital stock ranking junior to the Series A Preferred Stock as to dividends) may be paid or declared and set aside for payment or other distribution upon Smurfit-Stone's common stock or, except as provided above, on any other capital stock of Smurfit-Stone ranking junior to or on a parity with the Series A Preferred Stock as to dividends, nor may any common stock or any other capital stock ranking junior to or on a parity with the Series A Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any shares of such stock) by Smurfit-Stone or any subsidiary of Smurfit-Stone (except by conversion into or exchange for capital stock of Smurfit-Stone ranking junior to the Series A Preferred Stock as to dividends).

   Dividends payable on the Series A Preferred Stock for any period less than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period for which payable.

 Conversion

   Holders of the Series A Preferred Stock will have the right, exercisable at any time and from time to time, except in the case of Series A Preferred Stock called for redemption or to be exchanged for Debentures, to convert all or any portion of such Series A Preferred Stock into shares of Smurfit-Stone common stock at the conversion price of $34.28 per share of Smurfit-Stone common stock, subject to adjustment as described below. In the case of the Series A Preferred Stock called for redemption or to be exchanged for Debentures, conversion rights will expire at the close of business on the business day immediately preceding the date fixed for redemption or on the business day immediately preceding the exchange date, as the case may be. Notice of an optional redemption or an exchange must be mailed not less than 30 days and not more than 60 days prior to the redemption date or exchange date, as the case may be.

   Upon conversion or exchange, no adjustment or payment will be made for dividends or interest, but if any holder surrenders a share of Series A Preferred Stock for conversion after the close of business on the record date for the payment of a dividend and prior to the opening of business on the next dividend payment date, then, notwithstanding such conversion, the dividend payable on such dividend payment date will be paid to the registered holder of such share on such record date. In such event, such share, when surrendered for conversion, must be accompanied by payment of an amount equal to the dividend payable on such dividend payment date on the share so converted. No fractional shares of Smurfit-Stone common stock will be issued upon conversion and, if the conversion results in a fractional interest, an amount will be paid in cash equal to the value of such fractional interest based on the market price of Smurfit-Stone common stock on the last trading day prior to the date of conversion. The conversion price is subject to adjustment in a manner substantially identical to that provided with respect to the Debentures.

 Liquidation Rights

   In the event of any liquidation, dissolution, or winding up of the affairs of Smurfit-Stone, whether voluntary or otherwise, after payment or provision for payment of Smurfit-Stone's debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive, out of the remaining net assets of Smurfit-Stone, an amount per share equal to the "Liquidation Preference", plus an amount equal to all dividends accrued and unpaid on each such share up to the distribution date, before any distribution is made to the holders of the common stock or any other capital stock of Smurfit-Stone ranking (as to any such distribution) junior to the Series A Preferred Stock. If upon any liquidation, dissolution or winding up of Smurfit-Stone, the assets distributable among the holders of shares of Series A Preferred Stock and all other classes and series of preferred stock ranking (as to any such distribution) on a parity with the Series A Preferred Stock are insufficient to permit the payment in full to the holders of all such shares of all preferential amounts payable to all such holders, then the entire assets of Smurfit-Stone thus distributable will be distributed ratably among the holders of the Series A Preferred Stock and of all classes and series of preferred stock ranking (as to any such distribution) on a parity with the Series A Preferred Stock in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full.

   For purposes of this section, a distribution of assets in any dissolution, winding up or liquidation will not include

   . any consolidation, merger, business combination or reorganization of Smurfit-Stone with or into any other corporation or entity,

   . any dissolution, liquidation, winding up, or reorganization of Smurfit-
     Stone immediately followed by reincorporation of another corporation or

   . a sale or other disposition of all or substantially all of Smurfit-
     Stone's assets to another corporation;

provided that, in each case, effective provision is made in the certificate of incorporation of the resulting and surviving corporation or otherwise for the protection of the rights of the holders of Series A Preferred Stock, providing for preferred stock of such entity to be issued to the holders of Series A Preferred Stock with rights, preferences and designations no less favorable than those of the Series A Preferred Stock.

   As used in this section of the proxy statement/prospectus, "Liquidation Preference" means an amount equal to $25.00 plus any amounts that accrete to this amount as a result of the nonpayment of any dividend when due.

 Optional Redemption

   The Series A Preferred Stock may be redeemed at the option of Smurfit-Stone, in whole or from time to time in part, at any time, at the following redemption prices per share (expressed as a percentage of the Liquidation Preference) if redeemed during the twelve-month period beginning February 15 of the year indicated below, plus, in each case, all dividends accrued and unpaid on the Series A Preferred Stock up to the date fixed for redemption, upon giving notice as provided below:

      Year                                                                 Price
      ----                                                                 -----
      2000................................................................ 101.4
      2001................................................................ 100.7
      2002 and thereafter................................................. 100.0

If fewer than all of the outstanding shares of the Series A Preferred Stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot or in such other manner as prescribed by Smurfit-Stone's board of directors. No optional redemption may be authorized or made unless on or before such redemption, full cumulative dividends will have been paid or a sum set apart for such payment on the Series A Preferred Stock.

   At least 30 days but not more than 60 days prior to the date fixed for the redemption of the Series A Preferred Stock, a written notice will be mailed to each holder of record of Series A Preferred Stock to be redeemed, notifying such holder of Smurfit-Stone's election to redeem such shares, stating the date fixed for redemption, the number of shares of Series A Preferred Stock held by the holder that Smurfit-Stone intends to redeem and calling upon such holder to surrender to Smurfit-Stone on the redemption date at the place designated in such notice the certificate or certificates representing the number of shares specified in the notice. On or after the redemption date, each holder of Series A Preferred Stock to be redeemed must present and surrender his or her certificates for such shares to Smurfit-Stone at the place designated in such notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate will be cancelled. Should fewer than all the shares represented by any such certificate be redeemed, a new certificate will be issued representing the unredeemed shares. From and after the redemption date (unless Smurfit-Stone defaults in payment of the redemption price), all dividends on the shares of the Series A Preferred Stock designated for redemption in such notice will cease to accrue and all rights of the holders thereof as stockholders of Smurfit-Stone, except the right to receive the redemption price thereof (including all accrued and unpaid dividends up to the redemption date), will cease and terminate and such shares will not thereafter be transferred (except with the consent of Smurfit-Stone) on Smurfit-Stone's books, and such shares shall not be deemed to be outstanding for any purpose whatsoever.

   At its election, Smurfit-Stone, before the redemption date, may deposit the redemption price of the shares of the Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case such notice to the holders of the shares of the Series A Preferred Stock to be redeemed will

  . state the date of such deposit,

  . specify the office of such bank or trust company as the place of payment of the redemption price and

  . call upon such holders to surrender the certificates representing such shares at such place on or after the date fixed in such redemption notice (which may not be later than the redemption date), against payment of the redemption price (including all accrued and unpaid dividends up to the redemption date).

Any moneys so deposited which remain unclaimed by the holders of the Series A Preferred Stock at the end of two years after the redemption date will be returned by such bank or trust company to Smurfit-Stone.

 Mandatory Redemption

   Smurfit-Stone shall redeem all outstanding shares of Series A Preferred Stock on February 15, 2012, at a price per share equal to the Liquidation Preference plus an amount equal to all accrued but unpaid dividends thereon, whether or not declared, to the mandatory redemption date. Such redemption price shall be payable at Smurfit-Stone's option in (a) cash or (b) that number of shares of Smurfit-Stone's common stock with an aggregate "Fair Market Value" equal to the redemption price; provided, however, that if on February 15, 2012, the shares of Smurfit-Stone common stock are not traded on the Nasdaq National Market or a national securities exchange, Smurfit-Stone shall pay the redemption price only in cash.

   As used herein, "Fair Market Value" means

  . if shares of Smurfit-Stone common stock are traded on the Nasdaq National
    Market, the average of the closing prices of the common stock as reported on the Nasdaq National Market during the five (5) consecutive trading days commencing immediately preceding the mandatory redemption date or, if no sale occurred on a trading day, then the mean between the highest bid and lowest asked prices as of the close of business on such trading day, as reported on the Nasdaq National Market;

  . if shares of Smurfit-Stone common stock are listed on a national securities exchange, the average of the closing prices as reported for composite transactions during the five (5) consecutive trading days commencing immediately preceding the mandatory redemption date or, if no sale occurred on a trading day, then the mean between the closing bid and asked prices on such exchange on such trading day; or

  . if shares of Smurfit-Stone common stock are not traded on the Nasdaq
    National Market or a national securities exchange but are otherwise traded over-the-counter, the arithmetic average (for consecutive trading days) of the mean between the highest bid and lowest asked prices as of the close of business during the five (5) consecutive trading days commencing immediately preceding the mandatory redemption date as quoted on the National Association of Securities Dealers Automated Quotation system or an equivalent generally accepted reporting service.

   For purposes of the mandatory redemption of the Series A Preferred Stock, "Smurfit-Stone common stock" shall include Smurfit-Stone common stock and the common stock of any successor corporation or purchaser in the case of

  . any reclassification or change of outstanding shares of Smurfit-Stone common stock issuable upon conversion of shares of the Series A Preferred Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination),

  . any consolidation or merger to which Smurfit-Stone is a party other than a merger in which Smurfit-Stone is the continuing corporation and which does not result in any reclassification of, or change (other than a change in name, or par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of Smurfit-Stone common stock or

  . any sale or conveyance of all or substantially all of the property or business of Smurfit-Stone as an entirety.

 Exchange

   At Smurfit-Stone's option, all, but not less than all, of the then outstanding shares of the Series A Preferred Stock may be exchanged on any dividend payment date, subject to certain conditions stated below, for Smurfit-Stone's 7% Convertible Subordinated Exchange Debentures due February 15, 2012 on not less than 30 days nor more than 60 days notice, at an exchange rate such that the principal amount of Debentures issued for each share of the Series A Preferred Stock shall equal the Liquidation Preference thereof. Such exchange may be made only if, at the time of exchange

  . the indenture governing the Debentures shall have been qualified under the Trust Indenture Act of 1939,

  . there shall be no dividend arrearage on the Series A Preferred Stock
    (including the dividend payable on the date of exchange) and

  . no Event of Default under the indenture shall have occurred and be continuing.

   The form of the indenture may not be amended or supplemented before the date of exchange without the affirmative vote or consent of the holders of two-thirds of outstanding shares of the Series A Preferred Stock, except for those changes which would not adversely affect the legal rights of such holders. In the event such exchange would result in the issuance of a Debenture in a principal amount which is not an integral multiple of $1,000, the difference between such principal amount and the next lowest multiple of $1,000 shall be paid to the holder in cash. At the exchange date, the rights of holders of the Series A Preferred Stock shall cease and the person or persons entitled to receive Debentures issuable upon such exchange shall be treated as the registered holder or holders of such Debentures. Interest will accrue on the Debentures from the date of exchange.

 Voting Rights

   Holders of the Series A Preferred Stock will not have voting rights, except
(1) as provided under "Limitations" below and (2) as required by law.

 Limitations

   In addition to any other rights provided by applicable law, so long as any shares of the Series A Preferred Stock are outstanding, Smurfit-Stone will not, without the affirmative vote, or the written consent as provided by law, of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a class:

     (a) create, authorize or issue any class or series of capital stock ranking senior to the Series A Preferred Stock either as to payment of dividends or in distribution of assets upon liquidation; or

     (b) change the preferences, rights or powers with respect to the Series A Preferred Stock so as to affect such capital stock adversely.

   Except as may otherwise be required by applicable law, such a class vote or consent is not required (1) in connection with any increase in the total number of authorized shares of common stock, or (2) in connection with the authorization or increase of any class or series of shares ranking, as to dividends and in liquidation, junior to or on a parity with the Series A Preferred Stock. No such vote or written consent of the holders of the Series A Preferred Stock is required if, at or prior to the time when the issuance of any such stock ranking prior to the Series A Preferred Stock is to be made or any such change is to take effect, as the case may be, provision is made for the redemption of all of the Series A Preferred Stock at the time outstanding. Smurfit-Stone may issue its presently authorized but unissued shares of its capital stock, or bonds, notes, mortgages, debentures, and other obligations, and incur indebtedness to banks and to other lenders, without any such class vote or consent. Certain changes in the indenture may not be effected without the affirmative vote or consent of the holders of two-thirds of the outstanding shares of the Series A Preferred Stock.

 Preemptive Rights

   No holder of the Series A Preferred Stock will have preemptive rights to subscribe for or acquire any unissued shares of Smurfit-Stone or securities of Smurfit-Stone convertible into or carrying a right to subscribe to or acquire shares.

 Ranking

   The Series A Preferred Stock will rank prior to Smurfit-Stone's common stock. Without the requisite vote of holders of the Series A Preferred Stock as described above under "Limitations," no class or series of capital stock can be created ranking senior to the Series A Preferred Stock as to dividend rights or liquidation preference.

 Transfer Agent

   The Registrar, Transfer Agent and Conversion Agent for the Series A Preferred Stock will be ChaseMellon Shareholder Services, L.L.C. Smurfit-Stone will act as Paying Agent for the Series A Preferred Stock.

 Listing

   Smurfit-Stone has applied to list for quotation the shares of the Series A Preferred Stock to be issued in the merger on the Nasdaq National Market.

Debentures

 General

   The Debentures will, if and when issued, be issued under an indenture to be dated as of the date of issuance of the Debentures, between Smurfit-Stone and Bankers Trust Company, as trustee. A copy of the proposed form of indenture has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The form of indenture may not be amended or supplemented before the date of issuance of the Debentures without the affirmative vote or consent of the holders of two-thirds of the outstanding shares of the Series A Preferred Stock, except for those changes which would not adversely affect the legal rights of the holders. The summaries of certain provisions of the indenture hereunder are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture, including the definitions therein of certain terms. Those terms are made part of the indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the indenture.

   The Debentures will bear interest from the date of their issuance at the rate of 7% per annum payable on February 15, May 15, August 15 and November 15 in each year, commencing on the first such interest payment date next succeeding their date of issuance, to holders of record at the close of business on the first day of the month of such interest payment date. The Debentures will be due on February 15, 2012, will be issued in registered form, without coupons, only in denominations of $1,000 and integral multiples of $1,000 and will be unsecured obligations of Smurfit-Stone which will be subordinated to the senior indebtedness of Smurfit-Stone. The indenture authorizes an aggregate principal amount of $115,000,000 of the Debentures, plus an amount equal to (1) the aggregate Liquidation Preference of any shares of Series A Preferred Stock issued in satisfaction of any dividend obligation and (2) the aggregate Liquidation Preference that otherwise accretes to the Series A Preferred Stock.

 Conversion

   The Debentures will be convertible at their principal amount at any time prior to maturity (in the amount of $1,000 or integral multiples thereof) into shares of Smurfit-Stone's common stock at the conversion price per share in effect at the time of the exchange of the Debentures for the Series A Preferred Stock, subject to adjustments identical to those described above.

 Optional Redemption

   The Debentures may be redeemed at Smurfit-Stone's option, in whole or in part, at any time from time to time, on not less than 30 nor more than 60 days' notice by first class mail, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period beginning February 15 of the year indicated below, in each case, together with accrued interest thereon to the redemption date:

      Year                                                                 Price
      ----                                                                 -----
      2000................................................................ 101.4
      2001................................................................ 100.7
      2002 and thereafter................................................. 100.0

If less than all the Debentures are to be redeemed, the trustee will select Debentures for redemption pro rata or by lot. If any Debenture is to be redeemed in part only, a new Debenture or Debentures in principal amount equal to the unredeemed principal portion thereof will be issued. The Debentures may be redeemed on similar notice through the operation of the sinking fund described below at 100% of the principal amount thereof, together with accrued and unpaid interest to the redemption date.

 Sinking Fund

   If the Debenture's date of issuance is before February 15, 2011, Smurfit-Stone will redeem on the February 15 next succeeding the issuance date (but no earlier than February 15, 2002) and on each February 15 thereafter through February 15, 2011, an aggregate principal amount of Debentures equal to 10% of the aggregate principal amount of Debentures issued on their issuance date at a redemption price equal to 100% of principal amount plus accrued and unpaid interest to the redemption date. Smurfit-Stone may, at its option, receive credit against sinking fund payments in substantially similar circumstances to those described above.

   If fewer than all of the Debentures are to be redeemed (whether by optional redemption or through the sinking fund) at any time, selection of Debentures for redemption will be made by the trustee in such manner as it shall deem appropriate and fair in its discretion. If any Debenture is to be redeemed in part only, the notice of redemption that relates to such Debenture shall state the portion of the principal amount to be redeemed. A new Debenture in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Debenture.

 Delisting Repurchase Offer

   If, as a result of (1) any consolidation, merger, business combination or reorganization of Smurfit-Stone with any other corporation or entity or (2) any sale or conveyance of all or substantially all of Smurfit-Stone's property or business, Smurfit-Stone's common stock or the capital stock or other securities receivable by the holders of Smurfit-Stone's common stock, as the case may be, ceases to be quoted on the Nasdaq National Market or is not listed on a national securities exchange, Smurfit-Stone will be obligated to make an offer to purchase the outstanding Debentures at a purchase price equal to 100% of the principal amount of the Debentures, plus accrued and unpaid interest, if any, to the "Delisting Payment Date" (as defined below) in accordance with Section 14(e) of the Exchange Act and the procedures described below.

   Within 30 days of the consummation of the transaction resulting in the delisting of the Smurfit-Stone common stock, Smurfit-Stone will send by first-class mail to the Trustee and to each holder of Debentures, a notice stating:

  . that a repurchase offer due to the delisting of Smurfit-Stone common stock is being made and that all Debentures tendered will be accepted for payment;

  . the purchase price and the date on which payment thereof will be made
    (which will be a business day within 30 to 60 days from the date the notice is mailed, referred to in this section of the proxy statement/prospectus as the "Delisting Payment Date");

  . that any Debenture not tendered will continue to accrue interest;

  . that, unless Smurfit-Stone defaults in the payment of the purchase price, any Debentures accepted for payment pursuant to this repurchase offer will cease to accrue interest after the Delisting Payment Date;

  . that holders accepting this repurchase offer will be required to surrender the Debentures to the paying agent, at the address specified in the notice, before the close of business on the business day immediately preceding the Delisting Payment Date;

  . that holders will be entitled to withdraw their acceptance of the repurchase offer if, by the close of business on the business day immediately preceding the Delisting Payment Date, the paying agent receives written notice from such holder of a withdrawal of such holder's acceptance of the repurchase offer;

  . any other procedures that a holder must follow to accept the repurchase offer or withdraw such acceptance; and

  . the name and address of the paying agent.

   On the Delisting Payment Date, Smurfit-Stone will, to the extent lawful,

  . accept for payment Debentures tendered pursuant to the repurchase offer;

  . deposit with the paying agent money sufficient to pay the purchase price of all tendered Debentures; and

  . deliver to the Trustee Debentures so accepted, together with an officer's certificate stating the amount of Debentures tendered to Smurfit-Stone.

The paying agent will promptly mail to each holder of accepted Debentures payment in an amount equal to the purchase price for such Debentures.

 Other Terms

   The payment of principal, premium, if any, and interest on the Debentures will be subordinate in right of payment, as set forth in the indenture, to the prior payment in full of all senior indebtedness (as defined in the indenture) whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed.

 Listing

   Smurfit-Stone will use its best efforts to list the Debentures, when and if issued, on the New York Stock Exchange as soon as practicable on or after the date of their issuance.

Common Stock

 General

   Holders of Smurfit-Stone common stock are entitled to receive, from funds available for the payment thereof, dividends when, as and if declared by the Smurfit-Stone board of directors at any regular or special meeting, subject to any preferential dividend rights granted to the holders of any outstanding shares of preferred stock. In the event of liquidation, each share of Smurfit-Stone common stock will be entitled to share pro rata in any distribution of Smurfit-Stone's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding shares of preferred stock, including the Series A Preferred Stock. Each holder of Smurfit-Stone common stock is entitled to one vote for each share of Smurfit-Stone common stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

   Holders of Smurfit-Stone common stock generally have no cumulative voting rights or preemptive rights (except as set forth under "Subscription Agreement" below) to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption rights or sinking fund provisions with respect to Smurfit-Stone common stock. The outstanding shares of Smurfit-Stone common stock are duly authorized, validly issued, fully paid and nonassessable.

 Listing

   Smurfit-Stone common stock is traded on the Nasdaq National Market.

Subscription Agreement

   Pursuant to a Stock Subscription Agreement, dated as of May 3, 1994, among Smurfit-Stone, Jefferson Smurfit Corporation (U.S.) and Smurfit International, Smurfit-Stone has granted Smurfit International contractual rights that generally allow Smurfit International to maintain its percentage ownership of Smurfit-Stone common stock in the event of public or private issuances of Smurfit-Stone common stock, including securities of Smurfit-Stone that are convertible into or exchangeable for Smurfit-Stone common stock. The St. Laurent acquisition was a transaction which entitled Smurfit International to purchase up to approximately 12,170,140 shares of Smurfit-Stone common stock pursuant to the exercise of its preemptive rights under the subscription agreement.

   Smurfit International and Smurfit-Stone negotiated a modification to the subscription agreement pursuant to which Smurfit International agreed not to exercise its preemptive rights with respect to the 12,170,140 shares before the consummation of the St. Laurent acquisition. In return, Smurfit-Stone agreed that if Smurfit-Stone consummated a transaction covered by the subscription agreement within an agreed upon period after the effective date of the St. Laurent acquisition, then Smurfit International would be entitled to purchase the 12,170,140 shares plus the number of shares of Smurfit-Stone common stock it would be entitled to purchase pursuant to such future transaction covered by the subscription agreement. Such modification to the subscription agreement was approved by the Independent Committee of the Smurfit-Stone board of directors, which reviews transactions between Smurfit-Stone and JS Group and their respective affiliates.

                      WHERE YOU CAN FIND MORE INFORMATION

   Smurfit-Stone and Stone Container each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Smurfit-Stone and Stone Container file at the Securities and Exchange Commission's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Securities and Exchange Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of these materials may also be obtained from the Securities and Exchange Commission at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Each of Smurfit-Stone's and Stone Container's filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at www.sec.gov.

   Smurfit-Stone has filed with the Securities and Exchange Commission a registration statement on Form S-4 with respect to the Smurfit-Stone Series A Preferred Stock to be issued to holders of Stone Container Series E Preferred Stock under the merger agreement. This proxy statement/prospectus constitutes the prospectus of Smurfit-Stone that is filed as part of the registration statement. Other parts of the registration statement are omitted from this proxy statement/prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. Copies of the registration statement, including exhibits, may be inspected, without charge, at the offices of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Securities and Exchange Commission at prescribed rates.

   You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals presented at the special meeting. Smurfit-Stone and Stone Container have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated
     , 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to you nor the issuance of Smurfit-Stone Series A Preferred Stock in the merger shall create any implication to the contrary.

   This proxy statement/prospectus is being furnished to Stone Container stockholders in connection with the solicitation of proxies by the Stone Container board of directors for use at Stone Container's special meeting. Each copy of this proxy statement/prospectus mailed to Stone Container stockholders is accompanied by a form of proxy for use at Stone Container's special meeting. This proxy statement/prospectus also serves as a prospectus for holders of Stone Container Series E Preferred Stock in connection with the Smurfit-Stone Series A Preferred Stock to be issued upon completion of the merger.

   Smurfit-Stone has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Smurfit-Stone, and Stone Container has supplied all such information relating to Stone Container.

                                    EXPERTS

   The financial statements of St. Laurent for the years ended December 31, 1999 and December 31, 1998 included in this proxy statement/prospectus and registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, given upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Smurfit-Stone at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Stone Container Corporation at December 31, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 included in this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1997 and for the year then ended by PricewaterhouseCoopers LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports, given upon the authority of said firms as experts in accounting and auditing.

                                 LEGAL MATTERS

   Legal matters relating to the validity of the Smurfit-Stone Series A Preferred Stock issuable in connection with the merger and certain federal income tax matters relating to the merger will be passed upon for Smurfit-Stone and Stone Container by Winston & Strawn, Chicago, Illinois.

                         INDEX TO FINANCIAL STATEMENTS

Smurfit-Stone Container Corporation Consolidated Financial Statements
Audited Consolidated Financial Statements
 Report of Ernst & Young LLP, Independent Public Accountants..............  F-3
 Consolidated Balance Sheets as of December 31, 1999 and 1998.............  F-4
 Consolidated Statements of Operations for the Years Ended December 31,
  1999, 1998 and 1997.....................................................  F-5
 Consolidated Statements of Stockholders' Equity for the Years Ended
  December 31, 1999, 1998 and 1997........................................  F-6
 Consolidated Statements of Cash Flows for the Years Ended December 31,
  1999, 1998 and 1997.....................................................  F-7
 Notes to Consolidated Financial Statements...............................  F-8
 Schedule of Valuation and Qualifying Accounts and Reserves............... F-36
Unaudited Interim Consolidated Financial Statements
 Consolidated Statements of Operations for the Quarters Ended June 30,
  2000 and 1999........................................................... F-37
 Consolidated Balance Sheets as of June 30, 2000 and December 31, 1999.... F-38
 Consolidated Statements of Cash Flows for the Quarters Ended June 30,
  2000 and 1999........................................................... F-39
 Notes to Consolidated Financial Statements............................... F-40
Stone Container Corporation Consolidated Financial Statements
Audited Consolidated Financial Statements
 Report of Ernst & Young LLP, Independent Public Accountants.............. F-46
 Report of PricewaterhouseCoopers LLP, Independent Public Accountants..... F-47
 Consolidated Balance Sheets as of December 31, 1999 and 1998............. F-48
 Consolidated Statements of Operations for the Year Ended December 31,
  1999, the Period from November 19 to December 31, 1998, the Period from
  January 1 to November 18, 1998, and the Year Ended December 31, 1997.... F-49
 Consolidated Statements of Stockholders' Equity for the Year Ended
  December 31, 1999, the Period from November 19 to December 31, 1998, the
  Period from January 1 to November 18, 1998, and the Year Ended December
  31, 1997................................................................ F-50
 Consolidated Statements of Cash Flows for the Year Ended December 31,
  1999, the Period from November 19 to December 31, 1998, the Period from
  January 1 to November 18, 1998, and the Year Ended December 31, 1997.... F-51
 Notes to Financial Statements............................................ F-52
 Report of PricewaterhouseCoopers LLP, Independent Public Accountants..... F-77
 Schedule of Valuation and Qualifying Accounts and Reserves............... F-78
Unaudited Interim Consolidated Financial Statements
 Consolidated Statements of Operations for the Quarters Ended June 30,
  2000 and 1999........................................................... F-79
 Consolidated Balance Sheets as of June 30, 2000 and December 31, 1999.... F-80
 Consolidated Statements of Cash Flows for the Quarters Ended June 30,
  2000 and 1999........................................................... F-81
 Notes to Consolidated Financial Statements............................... F-82
St. Laurent Paperboard Inc. Consolidated Financial Statements
Audited Consolidated Financial Statements
 Report of PricewaterhouseCoopers LLP, Chartered Accountants.............. F-87
 Consolidated Statement of Earnings (Loss) and Retained Earnings for the
  Years Ended December 31, 1999, 1998 and 1997............................ F-88
 Consolidated Statement of Cash Flows for the Years Ended December 31,
  1999, 1998 and 1997..................................................... F-89
 Consolidated Balance Sheet as of December 31, 1999 and 1998.............. F-90
 Notes to Consolidated Financial Statements............................... F-91

Unaudited Interim Consolidated Financial Statements
 Consolidated Statement of Earnings and Retained Earnings for the
  Quarters Ended March 31, 2000 and 1999................................. F-116
 Consolidated Statement of Changes in Cash Position for the Quarters
  Ended March 31, 2000 and 1999.......................................... F-117
 Consolidated Balance Sheets as of March 31, 2000 and December 31, 1999.. F-118
 Notes to Consolidated Financial Statements.............................. F-119
Smurfit-Stone Container Corporation Unaudited Pro Forma Condensed
 Consolidated Financial Data............................................. F-122
 Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30,
  2000................................................................... F-123
 Unaudited Pro Forma Condensed Consolidated Statement of Operations for
  the Quarter Ended June 30, 2000 and the Year Ended December 31, 1999... F-124
 Notes to Unaudited Pro Forma Condensed Consolidated Financial
  Statements............................................................. F-125

Stone Container Corporation Unaudited Pro Forma Condensed Consolidated
 Financial Data.......................................................... F-127
 Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30,
  2000................................................................... F-128
 Unaudited Pro Forma Condensed Consolidated Statement of Operations for
  the Quarter Ended June 30, 2000 and the Year Ended December 31, 1999... F-129
 Notes to Unaudited Pro Forma Condensed Consolidated Financial
  Statements............................................................. F-130

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Smurfit-Stone Container Corporation

   We have audited the accompanying consolidated balance sheets of Smurfit-Stone Container Corporation as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in Part II of the Registration Statement at Item 21(b)(1). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smurfit-Stone Container Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

   As discussed in Note 1 to the financial statements, in 1998 the Company changed its method of accounting for start-up costs.

                                                  /s/ Ernst & Young LLP
                                            _________________________________
                                                     Ernst & Young LLP

St. Louis, Missouri
January 24, 2000
 except for Note 20, as to which
 the date is February 23, 2000

                      SMURFIT-STONE CONTAINER CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                             December 31,
                                                         ---------------------
                                                           1999        1998
                                                         ---------- ----------
                                                         (In millions, except
                                                             share data)
                         ASSETS

Current assets
  Cash and cash equivalents............................. $      24  $      155
  Receivables, less allowances of $50 in 1999 and $70 in
   1998.................................................       647         743
  Inventories
    Work-in-process and finished goods..................       238         227
    Materials and supplies..............................       496         546
                                                         ---------  ----------
                                                               734         773
  Refundable income taxes...............................         7          24
  Deferred income taxes.................................       130         160
  Prepaid expenses and other current assets.............        69         129
                                                         ---------  ----------
      Total current assets..............................     1,611       1,984
Net property, plant and equipment.......................     4,395       5,496
Timberland, less timber depletion.......................        24         276
Goodwill, less accumulated amortization of $151 in 1999
 and $73 in 1998........................................     3,328       2,869
Investment in equity of non-consolidated affiliates.....       176         638
Other assets............................................       325         368
                                                         ---------  ----------
                                                         $   9,859  $   11,631
                                                         =========  ==========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Current maturities of long-term debt.................. $     174  $      205
  Accounts payable......................................       662         533
  Accrued compensation and payroll taxes................       238         181
  Interest payable......................................       111         126
  Other current liabilities.............................       384         304
                                                         ---------  ----------
      Total current liabilities.........................     1,569       1,349
Long-term debt, less current maturities.................     4,619       6,428
Other long-term liabilities.............................       894       1,026
Deferred income taxes...................................       839       1,113
Minority interest.......................................        91          81

Stockholders' equity
  Preferred stock, par value $.01 per share; 25,000,000
   shares authorized; none issued and outstanding.......
  Common stock, par value $.01 per share; 400,000,000
   shares authorized, 217,820,762 and 214,959,041 issued
   and outstanding in 1999 and 1998, respectively.......         2           2
Additional paid-in capital..............................     3,436       3,376
Retained earnings (deficit).............................    (1,586)     (1,743)
Accumulated other comprehensive income (loss)...........        (5)         (1)
                                                         ---------  ----------
      Total stockholders' equity........................     1,847       1,634
                                                         ---------  ----------
                                                         $   9,859  $   11,631
                                                         =========  ==========

                See notes to consolidated financial statements.

                      SMURFIT-STONE CONTAINER CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             Year Ended
                                                            December 31,
                                                        ----------------------
                                                         1999    1998    1997
                                                        ------  ------  ------
                                                        (In millions, except
                                                          per share data)
Net sales.............................................. $7,151  $3,485  $2,957
Costs and expenses
 Cost of goods sold....................................  6,022   2,952   2,532
 Selling and administrative expenses...................    696     369     249
 Restructuring charge..................................     10     257
                                                        ------  ------  ------
 Income (loss) from operations.........................    423     (93)    176
Other income (expense)
 Interest expense, net.................................   (563)   (247)   (196)
 Other, net............................................    479       4      (2)
                                                        ------  ------  ------
 Income (loss) from continuing operations before
  income taxes, minority interest, extraordinary item
  and cumulative effect of accounting change...........    339    (336)    (22)
 Benefit from (provision for) income taxes.............   (168)    126       3
 Minority interest expense.............................     (8)     (1)
                                                        ------  ------  ------
 Income (loss) from continuing operations before
  extraordinary item and cumulative effect of
  accounting change....................................    163    (211)    (19)
Discontinued operations
 Income from discontinued operations, net of income
  taxes of $(1) in 1999, $(17) in 1998 and $(14) in
  1997.................................................      2      27      20
 Gain on disposition of discontinued operations, net
  of income taxes of $2................................      4
                                                        ------  ------  ------
 Income (loss) before extraordinary item and
  cumulative effect of accounting change...............    169    (184)      1
Extraordinary item
 Loss from early extinguishment of debt, net of income
  tax benefit of $7 in 1999 and $9 in 1998.............    (12)    (13)
Cumulative effect of accounting change
 Start-up costs, net of income tax benefit of $2.......             (3)
                                                        ------  ------  ------
   Net income (loss)................................... $  157  $ (200) $    1
                                                        ======  ======  ======
Basic earnings per common share
 Income (loss) from continuing operations before
  extraordinary item and cumulative effect of
  accounting change.................................... $  .75  $(1.70) $ (.17)
 Discontinued operations...............................    .01     .22     .18
 Gain on disposition of discontinued operations........    .01
 Extraordinary item....................................   (.05)   (.11)
 Cumulative effect of accounting change................           (.02)
                                                        ------  ------  ------
   Net income (loss)................................... $  .72  $(1.61) $  .01
                                                        ======  ======  ======
Weighted average shares outstanding....................    217     124     111
                                                        ======  ======  ======
Diluted earnings per common share
 Income (loss) from continuing operations before
  extraordinary item and cumulative effect of
  accounting change.................................... $  .74  $(1.70) $ (.17)
 Discontinued operations...............................    .01     .22     .18
 Gain on disposition of discontinued operations........    .01
 Extraordinary item....................................   (.05)   (.11)
 Cumulative effect of accounting change................           (.02)
                                                        ------  ------  ------
   Net income (loss)................................... $  .71  $(1.61) $  .01
                                                        ======  ======  ======
Weighted average shares outstanding....................    220     124     111
                                                        ======  ======  ======

                See notes to consolidated financial statements.

                      SMURFIT-STONE CONTAINER CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             Common Stock
                          ------------------                       Accumulated
                                       Par   Additional Retained      Other
                           Number of  Value,  Paid-In   Earnings  Comprehensive
                            Shares     $.01   Capital   (Deficit) Income (Loss) Total
                          ----------- ------ ---------- --------- ------------- ------
                                        (In millions, except share data)
Balance at January 1,
 1997...................  110,989,156  $ 1     $1,168    $(1,544)     $         $ (375)
Comprehensive income
  Net income............                                       1                     1
  Other comprehensive
   income, net of tax...
                          -----------  ---     ------    -------      ----      ------
  Comprehensive income..                                       1                     1
Issuance of common stock
 under stock option
 plan...................        7,638
                          -----------  ---     ------    -------      ----      ------
Balance at December 31,
 1997...................  110,996,794    1      1,168     (1,543)                 (374)
Comprehensive income
 (loss)
  Net loss..............                                    (200)                 (200)
  Other comprehensive
   income (loss)
   Foreign currency
    translation
    adjustment, net of
    tax of $2...........                                                 3           3
   Minimum pension
    liability
    adjustment, net of
    tax of $(2).........                                                (4)         (4)
                          -----------  ---     ------    -------      ----      ------
     Comprehensive
      income (loss).....                                    (200)       (1)       (201)
Issuance of common stock
 for acquisition of
 Stone Container
 Corporation, net of
 registration costs.....  103,954,782    1      2,168                            2,169
Fair value of Smurfit-
 Stone Container
 Corporation stock
 options issued to
 convert Stone Container
 Corporation stock
 options................                           40                               40
Issuance of common stock
 under stock option
 plan...................        7,465
                          -----------  ---     ------    -------      ----      ------
Balance at December 31,
 1998...................  214,959,041    2      3,376     (1,743)       (1)      1,634
Comprehensive income
 (loss)
  Net income............                                     157                   157
  Other comprehensive
   income (loss)
   Unrealized holding
    gain on marketable
    securities, net of
    tax of $2...........                                                 3           3
   Foreign currency
    translation
    adjustment, net of
    tax of $(7).........                                               (11)        (11)
   Minimum pension
    liability
    adjustment, net of
    tax of $2...........                                                 4           4
                          -----------  ---     ------    -------      ----      ------
     Comprehensive
      income (loss).....                                     157        (4)        153
Issuance of common stock
 under stock option
 plan...................    2,861,721              60                               60
                          -----------  ---     ------    -------      ----      ------
Balance at December 31,
 1999...................  217,820,762  $ 2     $3,436    $(1,586)     $ (5)     $1,847
                          ===========  ===     ======    =======      ====      ======

                See notes to consolidated financial statements.

                      SMURFIT-STONE CONTAINER CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Year Ended
                                                            December 31,
                                                        -----------------------
                                                         1999     1998    1997
                                                        -------  -------  -----
                                                            (In millions)
Cash flows from operating activities
  Net income (loss)...................................  $   157  $  (200) $   1
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities
   Gain on disposition of discontinued operations.....       (2)
   Extraordinary loss from early extinguishment of
    debt..............................................       19       22
   Cumulative effect of accounting change for start-up
    costs.............................................                 5
   Depreciation, depletion and amortization...........      430      168    127
   Amortization of deferred debt issuance costs.......       14        8     11
   Deferred income taxes..............................      137     (113)    13
   Gain on sale of assets.............................     (446)
   Non-cash employee benefit expense..................       31        9      4
   Foreign currency transaction gains.................       (7)      (4)
   Noncash restructuring charge.......................        4      179
  Change in current assets and liabilities, net of
   effects from acquisitions and dispositions
   Receivables........................................     (186)      98    (24)
   Inventories........................................        8        3    (32)
   Prepaid expenses and other current assets..........       38      (13)     3
   Accounts payable and accrued liabilities...........       88      (77)    (4)
   Interest payable...................................      (15)      26     (5)
   Income taxes.......................................        6      (18)    (6)
   Other, net.........................................      (93)      36
                                                        -------  -------  -----
     Net cash provided by operating activities........      183      129     88
                                                        -------  -------  -----
Cash flows from investing activities
  Property additions..................................     (156)    (285)  (166)
  Timberland additions................................                (2)   (16)
  Investments in affiliates and acquisitions..........                       (9)
  Cash acquired with acquisition, net of acquisition
   costs..............................................               222
  Construction funds held in escrow...................                        9
  Proceeds from property and timberland disposals and
   sale of businesses.................................    1,417        6      7
  Net proceeds from sale of receivables...............      226
                                                        -------  -------  -----
     Net cash provided by (used for) investing
      activities......................................    1,487      (59)  (175)
                                                        -------  -------  -----
Cash flows from financing activities
  Borrowings under bank credit facilities.............             1,502
  Net borrowings (repayments) under accounts
   receivable securitization programs.................     (211)      (1)    30
  Payments of long-term debt..........................   (1,611)  (1,384)    (7)
  Other increases in long-term debt...................                       64
  Proceeds from exercise of stock options.............       17
  Deferred debt issuance costs........................               (44)
                                                        -------  -------  -----
     Net cash provided by (used for) financing
      activities......................................   (1,805)      73     87
                                                        -------  -------  -----
     Effect of exchange rate changes on cash..........        4
                                                        -------  -------  -----
Increase (decrease) in cash and cash equivalents......     (131)     143
Cash and cash equivalents
  Beginning of year...................................      155       12     12
                                                        -------  -------  -----
  End of year.........................................  $    24  $   155  $  12
                                                        =======  =======  =====

                See notes to consolidated financial statements.

                      SMURFIT-STONE CONTAINER CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Tabular amounts in millions, except share data)

1. Significant Accounting Policies

   Basis of Presentation: Smurfit-Stone Container Corporation ("SSCC"), formerly Jefferson Smurfit Corporation and hereafter referred to as the "Company," owns 100% of the common equity interest in JSCE, Inc. and Stone Container Corporation ("Stone"). The Company has no operations other than its investments in JSCE, Inc. and Stone. JSCE, Inc. owns 100% of the equity interest in Jefferson Smurfit Corporation (U.S.) ("JSC(U.S.)") and is the guarantor of the senior unsecured indebtedness of JSC(U.S.). JSCE, Inc. has no operations other than its investment in JSC(U.S.). JSC(U.S.) has operations throughout the United States. Stone has domestic and international operations.

   Nature of Operations: The Company's major operations are in paper products, recycled and renewable fiber resources, and consumer and specialty packaging. In February 1999, the Company announced its intention to divest its newsprint subsidiary, and accordingly, its newsprint segment is accounted for as a discontinued operation (See Note 13). The Company's paperboard mills procure virgin and recycled fiber and produce paperboard for conversion into corrugated containers, folding cartons, industrial bags and industrial packaging at Company-owned facilities and third-party converting operations. Paper product customers represent a diverse range of industries including paperboard and paperboard packaging, wholesale trade, retailing and agri-business. Recycling operations collect or broker wastepaper for sale to Company-owned and third-party paper mills. Specialty packaging produces labels and flexible packaging for use in industrial, medical and consumer product applications. Customers and operations are principally located in the United States. Credit is extended to customers based on an evaluation of their financial condition.

   Principles of Consolidation: The consolidated financial statements include the accounts of the Company and majority-owned and controlled subsidiaries. Investments in majority-owned affiliates where control does not exist and non-majority owned affiliates are accounted for on the equity method. Significant intercompany accounts and transactions are eliminated in consolidation.

   Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents of $3 million and $55 million were pledged at December 31, 1999 and 1998 as collateral for obligations associated with the accounts receivable securitization programs (See Note 6).

   Revenue Recognition: Revenue is recognized at the time products are shipped to external customers.

   Inventories: Inventories are valued at the lower of cost or market, principally under the last-in, first-out ("LIFO") method except for $225 million in 1999 and $303 million in 1998 which are valued at the lower of average cost or market. First-in, first-out ("FIFO") costs (which approximate replacement costs) exceed the LIFO value by $64 million and $45 million at December 31, 1999 and 1998, respectively.

   Net Property, Plant and Equipment: Property, plant and equipment are carried at cost. The costs of additions, improvements and major replacements are capitalized, while maintenance and repairs are charged to expense as incurred. Provisions for depreciation and amortization are made using straight-line rates over the estimated useful lives of the related assets and the terms of the applicable leases for leasehold improvements. Papermill machines have been assigned a useful life of 23 years, while major converting equipment and folding carton presses have been assigned useful lives ranging from 12-20 years. Property, plant and equipment acquired in the Merger were recorded at fair value based on the final appraisal results (See Note 2). These assets were assigned remaining useful lives of 18 years for papermill machines and 12 years for major converting equipment.

                      SMURFIT-STONE CONTAINER CORPORATION

   Timberland, less Timber Depletion: Timberland is stated at cost less accumulated cost of timber harvested. The portion of the costs of timberland attributed to standing timber is charged against income as timber is cut, at rates determined annually, based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The costs of seedlings and reforestation of timberland are capitalized. The Company sold approximately 980,000 acres of owned and leased timberlands in 1999 (See Note 4).

   Goodwill: The excess of cost over the fair value assigned to the net assets acquired is recorded as goodwill and is being amortized using the straight-line method over 40 years.

   Deferred Debt Issuance Costs: Deferred debt issuance costs included in other assets are amortized over the terms of the respective debt obligations using the interest method.

   Long-lived Assets: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," long-lived assets held and used by the Company and the related goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

   Income Taxes: The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases (See
Note 8).

   Foreign Currency Translation: The functional currency for the majority of the Company's foreign operations is the applicable local currency. Accordingly, assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. Translation gains or losses are included within stockholders' equity as part of Accumulated Other Comprehensive Income. Foreign currency transaction gains or losses are credited or charged to income. The functional currency for foreign operations operating in highly inflationary economies is the U.S. dollar and any gains or losses are credited or charged to income.

   Financial Instruments: The Company periodically enters into interest rate swap agreements that involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. If an arrangement is replaced by another instrument and no longer qualifies as a hedge instrument, then it is marked to market and carried on the balance sheet at fair value. Gains and losses realized upon settlement of these agreements are deferred and amortized to interest expense over a period relevant to the agreement if the underlying hedged instrument remains outstanding, or immediately if the underlying hedged instrument is settled.

   Transfers of Financial Assets: The Company accounts for transfers of financial assets in accordance with SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, financial assets transferred to qualifying special-purpose entities and the liabilities of such entities are not reflected in the consolidated financial statements of the Company (See Note 4).

   Employee Stock Options: Accounting for stock-based plans is in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" (See Note 11).

   Environmental Matters: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations from which no current or future benefit is discernible.

                      SMURFIT-STONE CONTAINER CORPORATION

Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Reserves for environmental liabilities are established in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The Company records a liability at the time when it is probable and can be reasonably estimated. Such liabilities are not discounted or reduced for potential recoveries from insurance carriers.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications: Certain reclassifications of prior year presentations have been made to conform to the 1999 presentation.

   Start-up Costs: In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities," which requires that costs related to start-up activities be expensed as incurred. Prior to 1998, the Company capitalized certain costs to open new plants or to start new production processes. The Company adopted the provisions of the SOP in its financial statements as of the beginning of 1998. The Company recorded a charge for the cumulative effect of an accounting change of $3 million, net of taxes of $2 million ($.02 per share), to expense costs that had been capitalized prior to 1998.

   Computer Software-Internal Use: In March 1998, the AICPA issued SOP 98-1, "Accounting for Computer Software Developed or Obtained for Internal Use," which requires that certain costs incurred in connection with developing or obtaining software for internal-use must be capitalized. The adoption of SOP 98-1 did not have a material effect on the 1999 financial statements.

   Prospective Accounting Pronouncements: In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is currently assessing what the impact of SFAS No. 133 will be on the Company's future earnings and financial position.

2. Merger and Restructurings

 Merger with Stone Container Corporation

   On November 18, 1998, Stone merged with a wholly-owned subsidiary of the Company ("the Merger"). Under the terms of the Merger, each share of Stone common stock was exchanged for the right to receive .99 of one share of Company common stock. A total of 104 million shares of Company common stock were issued in the Merger, resulting in a total purchase price (including the fair value of stock options and related fees) of approximately $2,245 million. The Merger was accounted for as a purchase business combination and, accordingly, the results of operations of Stone have been included in the consolidated statements of operations of the Company after November 18, 1998. The purchase price allocation was completed during the fourth quarter of 1999, and includes adjustments for the final appraisals on property, plant and equipment and investments in non-consolidated affiliates, resulting in a decrease in valuations of $726 million and $38 million, respectively; the resolution of litigation related to the Company's investment in Florida Coast Paper Company L.L.C ("FCPC") and Stone Savannah River Pulp and Paper Corporation ("SSR"); the shutdown of converting facilities; and the related deferred taxes.

                      SMURFIT-STONE CONTAINER CORPORATION

The final allocation resulted in acquired goodwill of $3,202 million, which is being amortized on a straight-line basis over 40 years.

   In October 1999, FCPC and a committee representing the holders of the FCPC secured debt filed a bankruptcy reorganization plan to resolve all matters relating to the bankruptcies of the FCPC Companies. In January 2000, the plan was confirmed and consummated and Stone paid approximately $123 million to satisfy the claims of creditors of FCPC, Stone received title to the FCPC mill, and all claim of the Output Purchase Agreement, as well as any obligations of Stone involving FCPC or its affiliates, were released and discharged. In addition, Four M Corporation ("Four M") issued $25 million of convertible preferred stock to Stone in connection with the consummation of the plan. (See
Note 18).

   The litigation related to the Company's purchase of the common stock of SSR was settled for cash payments of approximately $32 million during the third quarter of 1999.

   The following unaudited pro forma combined information presents the results of operations of the Company as if the Merger had taken place on January 1, 1998 and 1997, respectively:

Pro Forma Information

                                                                 1998    1997
                                                                ------  ------
   Net sales................................................... $7,550  $7,748
   Loss from continuing operations before extraordinary item
    and cumulative effect of accounting change.................   (999)   (453)
   Net loss....................................................   (992)   (445)
   Net loss per common share
     Basic.....................................................  (4.61)  (2.08)
     Diluted...................................................  (4.61)  (2.08)

   These unaudited pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the Merger occurred as of January 1, 1998 and 1997, respectively.

 Stone Purchase Allocation

   Included in the allocation of the cost to acquire Stone is the adjustment to fair value of property and equipment associated with the permanent shutdown of certain containerboard mill and pulp mill facilities of Stone, liabilities for the termination of certain Stone employees, and liabilities for long-term commitments. The assets at these facilities were recorded at their estimated fair value less cost to sell based upon appraisals. The terminated employees included approximately 550 employees at these mill facilities and 200 employees in Stone's corporate office. These employees were terminated in December 1998. The facilities were shut down during 1998 and the Company is in the process of either selling or dismantling these facilities. The long-term commitments consist of lease commitments and funding commitments on debt guarantees that are associated with the shutdown of Stone's containerboard mill and pulp mill facilities or other investments in which the Company will no longer participate as a result of its merger plan.

   During 1999, the Company permanently closed five Stone converting facilities. Included in the purchase price allocation for these facilities are the adjustment to fair value of property, plant and equipment less the costs to sell, liabilities for the termination of employees, and liabilities for long-term commitments, primarily leases. Approximately 500 employees were terminated in 1999. The amounts associated with these closures are included in the following table of exit liabilities as part of the 1999 adjustments.

                      SMURFIT-STONE CONTAINER CORPORATION

   The following is a summary of the exit liabilities recorded in the allocation of the cost of Stone:

                                          Balance at                      Balance at
                         Opening           Dec. 31,                        Dec. 31,
                         Balance Payments    1998    Payments Adjustments    1999
                         ------- -------- ---------- -------- ----------- ----------
Severance...............  $ 14     $ (4)     $ 10      $(13)     $  8        $  5
Lease commitments.......    38       (1)       37        (6)        8          39
Settlement of FCPC
 litigation.............    37                 37        (1)       87         123
Other commitments.......    19       (6)       13        (2)        4          15
Mill closure costs......     9                  9        (7)       (1)          1
                          ----     ----      ----      ----      ----        ----
                          $117     $(11)     $106      $(29)     $106        $183
                          ====     ====      ====      ====      ====        ====

 Restructuring

   In connection with the Merger, the Company recorded a pretax restructuring charge of $257 million in 1998 related to the permanent shutdown of certain containerboard mill operations and related facilities formerly operated by JSC(U.S.), the termination of certain JSC(U.S.) employees, and liabilities for lease commitments at the closed JSC(U.S.) facilities. The containerboard mill facilities were permanently shut down on December 1, 1998 and the Company is in various stages of dismantling these facilities. The assets at these facilities were adjusted to their estimated fair value less cost to sell based upon appraisals. The sales and operating income of these mill facilities in 1998 prior to closure were $209 million and $9 million respectively. The terminated employees included approximately 700 employees at these mills and 50 employees in the Company's corporate office. These employees were terminated in December 1998. During 1999, the Company permanently closed eight facilities, which resulted in approximately 400 employees being terminated. A $15 million restructuring charge was recorded related to the facility closures. The 1999 adjustments below include a reduction to 1998 exit liabilities of $5 million and a reclassification of pension liabilities of $12 million.

   The following is a summary of the restructuring liabilities recorded:

                                                      Balance at                             Balance at
                         Opening                       Dec. 31,                               Dec. 31,
                         Balance Payments Adjustments    1998    Charge Payments Adjustments    1999
                         ------- -------- ----------- ---------- ------ -------- ----------- ----------
Write-down of property
 and equipment to fair
 value..................  $179     $         $(179)      $        $ 4     $         $ (4)       $
Severance...............    27      (3)                   24        5      (27)                   2
Lease commitments.......    21      (1)                   20                (3)                  17
Pension curtailments....     9                             9        3                (12)
Facility closure costs..    13      (3)                   10        1       (3)                   8
Other...................     8                             8        2       (3)       (5)         2
                          ----     ---       -----       ---      ---     ----      ----        ---
                          $257     $(7)      $(179)      $71      $15     $(36)     $(21)       $29
                          ====     ===       =====       ===      ===     ====      ====        ===

 Other Merger Related Charges

   In addition, the Company recorded $23 million of Merger related charges as selling and administrative expenses during the fourth quarter of 1998. These charges pertained to professional management fees to achieve operating efficiencies from the Merger, fees for management personnel changes and other Merger cost.

                      SMURFIT-STONE CONTAINER CORPORATION

 Cash Requirements

   Future cash outlays under the restructuring of Stone and JSC(U.S.) operations are anticipated to be $158 million in 2000 (including the $123 million FCPC settlement), $11 million in 2001, $11 million in 2002, and $32 million thereafter. The Company is continuing to evaluate all areas of its business in connection with its merger integration, including the identification of additional converting facilities that might be closed.

3. Net Property, Plant and Equipment

   Net property, plant and equipment at December 31 consists of:

                                                                 1999     1998
                                                                -------  ------
   Land........................................................ $   122  $  145
   Buildings and leasehold improvements........................     496     780
   Machinery, fixtures and equipment...........................   4,662   5,279
   Construction in progress....................................     127     156
                                                                -------  ------
                                                                  5,407   6,360
   Less accumulated depreciation and amortization..............  (1,012)   (864)
                                                                -------  ------
     Net property, plant and equipment......................... $ 4,395  $5,496
                                                                =======  ======

   Property, plant and equipment was adjusted by $726 million in Stone's final purchase price allocation (See Note 2). Depreciation and depletion expense was $352 million, $153 million, $119 million for 1999, 1998 and 1997 respectively. Net property, plant and equipment include capitalized leases of $76 million and $68 million and related accumulated amortization of $32 million and $23 million at December 31, 1999 and 1998, respectively.

4. SFAS No. 125 Transactions

 Stone Receivables Securitization Program

   On October 15, 1999, the Company entered into a new six-year $250 million accounts receivable securitization program whereby the Company sells, without recourse, on an ongoing basis, certain of its accounts receivable to Stone Receivables Corporation ("SRC"), a wholly-owned non-consolidated subsidiary of the Company. SRC transfers the receivables to a trust for which it has sold beneficial interest to third-party investors. The Company retained a junior interest in the trust which has been classified as accounts receivable in the accompanying consolidated balance sheet.

   SRC is a qualified special-purpose entity under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Accordingly accounts receivable sold to SRC for which the Company did not retain an interest, are not included in the Company's consolidated balance sheets.

   At December 31, 1999, $304 million of accounts receivable had been sold under the program, of which $79 million was retained by the Company as a junior interest and recorded as an accounts receivable in the accompanying consolidated balance sheets.

 Timberland Sale and Note Monetization

   The Company sold approximately 980,000 acres of owned and leased timberland in Florida, Georgia and Alabama in October 1999. The final purchase price, after adjustments, was $710 million. The Company received $225 million in cash, with the balance of $485 million in the form of installment notes.

                      SMURFIT-STONE CONTAINER CORPORATION

   The Company entered into a program to monetize the installment notes receivable. The notes were sold to Timber Notes Holdings, a qualified special purpose entity under the provisions of SFAS No. 125, for $430 million cash proceeds and a residual interest in the notes. The transaction has been accounted for as a sale under SFAS No. 125. The cash proceeds from the sale and the monetization transactions were used to prepay borrowings under the JSC(U.S.) Credit Agreement. At December 31, 1999 the residual interest of $33 million was included in other assets.

   The pretax gain of $407 million on the timberland sale and the related note monetization program is included in Other, net in the consolidated statements of operations.

5. Non-Consolidated Affiliates

   The Company has several non-consolidated affiliates that are engaged in paper and packaging operations in North America, South America and Europe. The Company's significant non-consolidated affiliate at December 31, 1999 is Smurfit-MBI (formerly MacMillian Bathurst, Inc.), a Canadian corrugated container company, in which the Company owns a 50% interest. The remaining 50% interest is owned by an affiliate of Jefferson Smurfit Group plc. Smurfit-MBI had net sales of $389 million and $351 million in 1999 and 1998, respectively.

   As of December 31, 1998, the Company owned 25% of Abitibi Consolidated Inc. ("Abitibi"), which had sales of $2,313 million in 1998. In 1999, the Company sold its interest in Abitibi and recorded a $39 million gain, which is reflected in Other, net in the consolidated statements of operations.

   Combined summarized financial information for all of the Company's non-consolidated affiliates that are accounted for under the equity method of accounting is presented as follows:

                                                                     1999 1998
                                                                     ---- ----
   Results of operations
     Net sales...................................................... $668 $417
     Cost of sales..................................................  576  384
     Loss before income taxes, minority interest and extraordinary
      charges.......................................................   34  (55)
     Net income (loss)..............................................   32  (43)

                                                       December 31, December 31,
                                                           1999         1998
                                                       ------------ ------------
   Financial position:
     Current assets...................................     $160        $  964
     Non-current assets...............................      150         4,238
     Current liabilities..............................      111           782
     Non-current liabilities..........................      107         1,973
     Stockholders' equity.............................       93         2,447

                      SMURFIT-STONE CONTAINER CORPORATION

6. Long-Term Debt

   Long-term debt, as of December 31, is as follows:

                                                                     1999  1998
                                                                     ----- -----
Bank Credit Facilities
JSC(U.S.)
1998 Tranche A Term Loan (8.7% weighted average variable rate), payable in various installments through March 31, 2005............  $ 275 $ 400
1998 Tranche B Term Loan (9.4% weighted average variable rate),
 payable in various installments through March 31, 2006............    115   900
Revolving Credit Facility (9.0% weighted average variable rate),
 due March 31, 2005................................................     50    85

Stone
Tranche B Term Loan, payable in various installments through April
 1, 2000...........................................................          368
Tranche C Term Loan (9.5% weighted average variable rate), payable
 in various installments through October 1, 2003...................    181   194
Tranche D Term Loan (9.5% weighted average variable rate), payable
 in various installments through October 1, 2003...................    173   185
Tranche E Term Loan (9.5% weighted average variable rate), payable
 in various installments through October 1, 2003...................    234   248
Revolving Credit Facility (10.6% weighted average rate), due
 December 31, 2000.................................................     93   161
4.98% to 7.96% term loans, denominated in foreign currencies,
 payable in varying amounts through 2004...........................     40    79
                                                                     ----- -----
                                                                     1,161 2,620

Accounts Receivable Securitization Program Borrowings
JSC(U.S.) accounts receivable securitization program borrowings
 (5.9% weighted average variable rate), due in February 2002.......    224   209
Stone accounts receivable securitization program term loans (6.2%
 weighted average variable rate), due December 15, 2000............          210
                                                                     ----- -----
                                                                       224   419

Senior Notes
JSC(U.S.)
11.25% Series A unsecured senior notes, due May 1, 2004............    300   300
10.75% Series B unsecured senior notes, due May 1, 2002............    100   100
9.75% unsecured senior notes, due April 1, 2003....................    500   500

Stone
10.75% first mortgage notes, due October 1, 2002 (plus unamortized
 premium of $13 and $18)...........................................    513   518
8.45% mortgage notes, payable in monthly installments through
 August 1, 2007 and $69 on September 1, 2007.......................     81    82
9.875% unsecured senior notes, due February 1, 2001 (plus
 unamortized premium of $3 and $7).................................    562   578
11.5% unsecured senior notes, due October 1, 2004 (plus unamortized
 premium of $10 and $12)...........................................    210   212
11.5% unsecured senior notes, due August 15, 2006 (plus unamortized
 premium of $5 and $6).............................................    205   206
12.58% rating adjustable unsecured senior notes, due August 1, 2016
 (plus unamortized premium of $2 and $2)...........................    127   127
                                                                     ----- -----
                                                                     2,598 2,623

                      SMURFIT-STONE CONTAINER CORPORATION

                                                                  1999    1998
                                                                 ------  ------
Other Debt
Other (including obligations under capitalized leases of $43
 and $44)......................................................     329     344
Stone Subordinated Debt
10.75% senior subordinated debentures and 1.5% supplemental
 interest certificates, due on April 1, 2002 (less unamortized
 discount of $3 and $5)........................................     244     270
10.75% senior subordinated debentures, due April 1, 2002 (less
 unamortized discount of $1 at December 31, 1998)..............     200     200
11.0% senior subordinated debentures, due August 15, 1999 (plus
 unamortized premium of $1 at December 31, 1998)...............             120
6.75% convertible subordinated debentures (convertible at
 $34.28 per share), due February 15, 2007 (less unamortized
 discount of $8 and $8)........................................      37      37
                                                                 ------  ------
                                                                    481     627
                                                                 ------  ------
  Total debt...................................................   4,793   6,633
Less current maturities........................................    (174)   (205)
                                                                 ------  ------
  Total long-term debt.........................................  $4,619  $6,428
                                                                 ======  ======

   The amounts of total debt outstanding at December 31, 1999 maturing during the next five years are as follows:

   2000.................................................................. $  174
   2001..................................................................    612
   2002..................................................................  1,378
   2003..................................................................  1,111
   2004..................................................................    598
   Thereafter............................................................    920

 Bank Credit Facilities
 JSC(U.S.) Credit Agreement

   In March 1998, JSC(U.S.) entered into a bank credit facility (the "JSC(U.S.) Credit Agreement") consisting of a $550 million revolving credit facility ("Revolving Credit Facility") of which up to $150 million may consist of letters of credit, a $400 million Tranche A Term Loan and a $350 million Tranche B Term Loan. Net proceeds from the offering were used to repay the 1994 JSC(U.S.) Tranche A, Tranche B, and Tranche C Term Loans and revolving credit facility. The write-off of related deferred debt issuance costs totaling $13 million (net of income tax benefits of $9 million) for 1998 is reflected in the accompanying consolidated statements of operations as an extraordinary item.

   A commitment fee of .5% per annum is assessed on the unused portion of the Revolving Credit Facility. At December 31, 1999, the unused portion of this facility, after giving consideration to outstanding letters of credit, was $485 million.

   On November 18, 1998, JSC(U.S.) and its bank group amended and restated the JSC(U.S.) Credit Agreement to, among other things, (i) allow an additional $550 million borrowing on the Tranche B Term Loan, (ii) allow the purchase of a paper machine from an affiliate (See Note 15), (iii) make a $300 million intercompany loan to SSCC, which was contributed to Stone as additional paid-in capital, (iv) permit the Merger, and (v) ease certain financial covenants.

                      SMURFIT-STONE CONTAINER CORPORATION

   On October 15, 1999 JSC(U.S.) and its bank group amended the JSC(U.S.) Credit Agreement to (i) permit the sale of the timberlands and the Newberg newsprint mill, (ii) permit the cash proceeds from these asset sales to be applied as prepayments against the JSC(U.S.) Credit Agreement, (iii) permit certain prepayments of other indebtedness, and (iv) ease certain quarterly financial covenants for 1999 and 2000. The proceeds from the timberland sale and the Newberg newsprint mill were used to reduce the balance of the Tranche A and Tranche B Term Loans. The write-off of related deferred debt issuance costs totaling $10 million (net of income tax benefits of $6 million) for 1999 is reflected in the accompanying consolidated statements of operations as an extraordinary item.

   The JSC(U.S.) Credit Agreement contains various covenants and restrictions including, among other things, (i) limitations on dividends, redemptions and repurchases of capital stock, (ii) limitations on the incurrence of indebtedness, liens, leases and sale-leaseback transactions, (iii) limitations on capital expenditures, and (iv) maintenance of certain financial covenants. The JSC(U.S.) Credit Agreement also requires prepayments if JSC(U.S.) has excess cash flows, as defined, or receives proceeds from certain asset sales, insurance, issuance of certain equity securities or incurrence of certain indebtedness.

   The obligations under the JSC(U.S.) Credit Agreement are unconditionally guaranteed by the Company and JSCE, Inc. and its subsidiaries, and are secured by a security interest in substantially all of the assets of JSC(U.S.) and its material subsidiaries, with the exception of cash, cash equivalents and trade receivables. The JSC(U.S.) Credit Agreement is also secured by a pledge of all the capital stock of JSCE, Inc. and each of its material subsidiaries and by certain intercompany notes.

 Stone Credit Agreement

   Stone has a bank credit agreement which provides for four secured senior term loans (Tranche B, Tranche C, Tranche D, and Tranche E Term Loans), aggregating $588 million at December 31, 1999 which mature through October 1, 2003 and a $560 million senior secured revolving credit facility, up to which $62 million may consist of letters of credit, maturing December 31, 2000 (collectively the "Stone Credit Agreement"). Stone pays a .5% commitment fee on the unused portions of its revolving credit facility. At December 31, 1999, the unused portion of this facility, after giving consideration to outstanding letters of credit, was $447 million.

   On November 18, 1998, Stone and its bank group amended and restated the Stone Credit Agreement to, among other things, (i) extend the maturity date on the Tranche B Term Loan $190 million payment due on October 1, 1999 to April 1, 2000, (ii) extend the maturity date of the revolving credit facility to April 1, 2000 and to provide a further extension to December 31, 2000 upon repayment of the Tranche B Term Loan on or before its maturity date of April 1, 2000,
(iii) permit the use of the net proceeds from the sale of the newsprint and related assets at the Snowflake, AZ, facility to repay a portion of Stone's 11.875% Senior Notes due December 1, 1998, (iv) permit the Merger, and (v) ease certain financial covenants. On April 23, 1999, the Company repaid all outstanding amounts under Tranche B Term Loan with proceeds from the sale of Abitibi.

   The Stone Credit Agreement (as amended) contains various covenants and restrictions including, among other things, (i) limitations on dividends, redemptions and repurchases of capital stock, (ii) limitations on the incurrence of indebtedness, liens, leases and sale-leaseback transactions,
(iii) limitations on capital expenditures, and (iv) maintenance of certain covenants. The Stone Credit Agreement also requires prepayments of the term loans if Stone has excess cash flows, as defined, or receives proceeds from certain asset sales, insurance, issuance of certain equity securities or incurrence of certain indebtedness. Current maturities include $43 million of excess cash flow payments due prior to April 5, 2000. Any prepayments are allocated against the term loan amortization in inverse order of maturity.

                      SMURFIT-STONE CONTAINER CORPORATION

   During January 1999, the Company obtained a waiver from its bank group for relief from certain financial covenant requirements under the Stone Credit Agreement as of December 31, 1998. Subsequently, on March 23, 1999 the Company and its bank group amended the Stone Credit Agreement to ease certain quarterly financial covenant requirements for 1999.

   At December 31, 1999, borrowings and accrued interest outstanding under the Stone Credit Agreement were secured by a security interest in substantially all of the assets of Stone and 65% of the stock of its Canadian subsidiary. The security interest excludes cash, cash equivalents, certain trade receivables, five paper mills and the land and buildings of the corrugated container plants.

 Accounts Receivable Securitization Program Borrowings
 JSC(U.S.) Securitization Program

   JSC(U.S.) has a $315 million accounts receivable securitization program (the "JSC(U.S.) Securitization Program") which provides for the sale of certain of the Company's trade receivables to a wholly owned, bankruptcy remote, limited purpose subsidiary, Jefferson Smurfit Finance Corporation ("JS Finance"). The accounts receivable purchases are financed through the issuance of commercial paper or through borrowings under a revolving liquidity facility and a $15 million term loan. Under the JSC(U.S.) Securitization Program, JS Finance has granted a security interest in all its assets, principally cash and cash equivalents and trade accounts receivable. The Company has $91 million available for additional borrowing at December 31, 1999, subject to eligible accounts receivable. Borrowings under the JSC(U.S.) Securitization Program, which expire February 2002, have been classified as long-term debt because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the program.

 Stone Securitization Program

   On October 15, 1999, the Company entered into the Stone Securitization Program, which is accounted for under SFAS No. 125 (See Note 4). Proceeds from the Stone Securitization Program were used to repay borrowings outstanding under its prior $210 million accounts receivable securitization program.

 Senior Notes
 JSC(U.S.)

   The 11.25% Series A Senior Notes are redeemable in whole or in part at the option of JSC(U.S.), at any time on or after May 1, 1999 with a premium of 5.625% and after May 1, 2000 with a premium of 2.813% of the principal amount. The 10.75% Series B Senior Notes and the 9.75% Senior Notes are not redeemable prior to maturity. Holders of the JSC(U.S.) Senior Notes have the right, subject to certain limitations, to require JSC(U.S.) to repurchase their securities at 101% of the principal amount plus accrued and unpaid interest, upon the occurrence of a change in control or, in certain events, from proceeds of major asset sales, as defined.

   The Senior Notes, which are unconditionally guaranteed on a senior basis by JSCE, Inc., rank pari passu with the JSC(U.S.) Credit Agreement and contain business and financial covenants which are less restrictive than those contained in the JSC(U.S.) Credit Agreement.

 Stone

   Stone's senior notes (the "Stone Senior Notes"), aggregating $1,698 million at December 31, 1999, are redeemable in whole or in part at the option of Stone at various dates, at par plus a weighted average premium of 2.57%. The Merger constituted a "Change of Control" under the Stone Senior Notes and Stone's
$481 million outstanding senior subordinated debentures (the "Stone Senior Subordinated Debentures"). As a result, Stone is required, subject to certain limitations, to offer to repurchase the Stone Senior Notes and the Stone Senior Subordinated Debentures at a price equal to 101% of the principal amount, together with accrued interest. However, because the Stone Credit Agreement prohibits Stone from making an offer to repurchase the

                      SMURFIT-STONE CONTAINER CORPORATION

Stone Senior Notes and the Stone Senior Subordinated Debentures, Stone could not make the offer. Although the terms of the Stone Senior Notes refer to an obligation to repay the bank debt or obtain the consent of the bank lenders to such repurchase, the terms do not specify a deadline, if any, following the Merger for repayment of bank debt or obtaining such consent. Stone intends to actively seek commercially acceptable sources of financing to repay the outstanding indebtedness under the Stone Credit Agreement or alternative financing arrangements which would cause the bank lenders to consent to the repurchase. There can be no assurance that the Company will be successful in obtaining such financing or consents.

   In the event Stone does not maintain the minimum Subordinated Capital Base (as defined) of $1 billion for two consecutive quarters, the indentures governing the Stone Senior Notes require Stone to semiannually offer to purchase 10% of such outstanding indebtedness at par until the minimum Subordinated Capital Base (as defined) is attained. In the event the Stone Credit Agreement prohibits such an offer to repurchase, the interest rate on the Stone Senior Notes is increased by 50 basis points per semiannual coupon period up to a maximum of 200 basis points until the minimum Subordinated Capital Base is attained.

   Stone's Subordinated Capital Base (as defined) was $2,998 million and $3,096 million at December 31, 1999 and December 31, 1998, respectively; however, it was below the $1 billion minimum at September 30, June 30, and March 31, 1998. In April 1998, Stone offered to repurchase 10% of the outstanding Stone Senior Notes. Approximately $1 million of such indebtedness was redeemed under this offer. Effective February 1, 1999 the interest rate on the 9.875% Senior Notes due February 1, 2001 and 12.58% Senior Notes due August 1, 2016 was increased by 50 basis points. Effective February 15, 1999 the interest rate on the 11.5% Senior Notes due August 15, 2006 was also increased 50 basis points. The interest rates on all of the Stone Senior Notes returned to the original interest rate on April 1, 1999 due to Stone's Subordinated Capital Base exceeding the minimum on December 31, 1998.

   The 10.75% first mortgage notes are secured by the assets at four of Stone's containerboard mills. The 8.45% mortgage notes are secured by the assets at 37 of Stone's corrugated container plants.

 Stone Subordinated Debt

   The Stone Senior Subordinated Debentures, aggregating $481 million, are redeemable as of December 31, 1999, in whole or in part at the option of Stone with premiums of the principal amount at par plus a weighted average premium of
 .16%.

   In the event Stone does not maintain a minimum Net Worth, as defined, of $500 million, for two consecutive quarters, the interest rate on Stone's 10.75% senior subordinated debentures and 11.0% senior subordinated debentures will be increased by 50 basis points per semiannual coupon period up to a maximum amount of 200 basis points, until the minimum Net Worth is attained.

   Stone's Net Worth (as defined) was $2,506 million and $2,590 million at December 31, 1999 and 1998, respectively; however, it was below the $500 million minimum at September 30, June 30 and March 31, 1998. The interest rate on the 11.0% senior subordinated debentures was increased 50 basis points on August 15, 1998 and 50 basis points on February 15, 1999. The interest rate on the 10.75% senior subordinated debentures and the 10.75% senior subordinated debentures with the 1.5% supplemental interest certificates was increased 50 basis points on October 1, 1998. The interest rate on all of the Stone Senior Subordinated Debentures returned to the original interest rate on April 1, 1999, due to Stone's Net Worth exceeding the minimum at December 31, 1998.

   On August 15, 1999, the Company repaid its $120 million 11.0% Senior Subordinated Debentures at maturity with borrowings under its revolving credit facility.

                      SMURFIT-STONE CONTAINER CORPORATION

 Other

   Interest costs capitalized on construction projects in 1999, 1998 and 1997 totaled $4 million, $2 million and $5 million, respectively. Interest payments on all debt instruments for 1999, 1998 and 1997 were $583 million, $206 million and $188 million, respectively.

7. Leases

   The Company leases certain facilities and equipment for production, selling and administrative purposes under operating leases. Future minimum rental commitments (exclusive of real estate taxes and other expenses) under operating leases having initial or remaining non-cancelable terms in excess of one year, excluding lease committments on closed facilities, are reflected below:

   2000................................................................... $ 99
   2001...................................................................   78
   2002...................................................................   64
   2003...................................................................   54
   2004...................................................................   45
   Thereafter.............................................................  116
                                                                           ----
     Total minimum lease payments......................................... $456
                                                                           ====

   Net rental expense for operating leases, including leases having a duration of less than one year, was approximately $156 million, $69 million and $50 million for 1999, 1998 and 1997, respectively.

8. Income Taxes

   Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                                               1999     1998
                                                              -------  -------
Deferred tax liabilities
  Property, plant and equipment and timberland............... $(1,350) $(1,622)
  Inventory..................................................     (35)       2
  Prepaid pension costs......................................     (42)     (41)
  Investments in affiliates..................................     (45)     (57)
  Timber installment sale....................................    (129)
  Other......................................................    (151)    (153)
                                                              -------  -------
    Total deferred tax liabilities........................... $(1,752) $(1,871)
                                                              -------  -------
Deferred tax assets
  Employee benefit plans..................................... $   198  $   227
  Net operating loss, alternative minimum tax and tax credit
   carryforwards.............................................     702      559
  Deferred gain..............................................      29       23
  Purchase accounting liabilities............................     132      103
  Deferred debt issuance cost................................      48       52
  Restructuring..............................................       7       49
  Other......................................................     135      113
                                                              -------  -------
    Total deferred tax assets................................   1,251    1,126
    Valuation allowance for deferred tax asset...............    (208)    (208)
                                                              -------  -------
    Net deferred tax assets..................................   1,043      918
                                                              -------  -------
    Net deferred tax liabilities............................. $  (709) $  (953)
                                                              =======  =======

                      SMURFIT-STONE CONTAINER CORPORATION

   At December 31, 1999, the Company had approximately $1,420 million of net operating loss carryforwards for U. S. federal income tax purposes that expire from 2009 through 2019, with a tax value of $497 million. A valuation allowance of $152 million has been established for a portion of these deferred tax assets. Further, the Company had net operating loss carryforwards for state purposes with a tax value of $111 million, which expire from 2000 to 2019. A valuation allowance of $56 million has been established for a portion of these deferred tax assets. The Company had approximately $94 million of alternative minimum tax credit carryforwards for U.S. federal income tax purposes, which are available indefinitely.

   Benefit from (provision for) income taxes from continuing operations before income taxes, minority interest, extraordinary item and cumulative effect of accounting change is as follows:

                                                               1999   1998  1997
                                                               -----  ----  ----
   Current
     Federal.................................................. $   7  $ 11  $10
     State and local..........................................     1     3
     Foreign..................................................   (19)   (5)
                                                               -----  ----  ---
       Total current benefit (expense)........................   (11)    9   10
   Deferred
     Federal..................................................  (123)  103   (5)
     State and local..........................................   (27)   11   (2)
     Foreign..................................................    (7)    3
                                                               -----  ----  ---
       Total deferred benefit (expense).......................  (157)  117   (7)
                                                               -----  ----  ---
         Total benefit from (provision for) income taxes...... $(168) $126  $ 3
                                                               =====  ====  ===

                      SMURFIT-STONE CONTAINER CORPORATION

   The Company's benefit from (provision for) income taxes differed from the amount computed by applying the statutory U.S. federal income tax rate to income (loss) from continuing operations before income taxes, minority interest, extraordinary items, and cumulative effect of accounting change is as follows:

                                                               1999   1998  1997
                                                               -----  ----  ----
U.S. federal income tax benefit (provision) at federal
 statutory rate............................................... $(119) $119  $ 8
Permanent differences from applying purchase accounting.......   (29)   (6)  (3)
Permanently non-deductible expenses...........................    (3)   (2)  (8)
State income taxes, net of federal income tax effect..........   (17)   14    2
Effect of valuation allowances on deferred tax assets, net of
 federal benefit..............................................                7
Other.........................................................           1   (3)
                                                               -----  ----  ---
  Total benefit from (provision for) income taxes............. $(168) $126  $ 3
                                                               =====  ====  ===

   The components of the income (loss) from continuing operations before income taxes, minority interest, extraordinary item and cumulative effect of accounting change are as follows:

                                                               1999 1998   1997
                                                               ---- -----  ----
United States................................................  $282 $(338) $(22)
Foreign......................................................    57     2
                                                               ---- -----  ----
Income (loss) from continuing operations before income taxes, minority interest, extraordinary item and cumulative effect of accounting change........................................  $339 $(336) $(22)
                                                               ==== =====  ====

   The IRS has examined the company tax returns for all years through 1991, and the years have been closed through 1988. The years 1992 through 1994 are currently under examination. While the ultimate results cannot be predicted with certainty, the Company's management believes that the examination will not have a material adverse effect on its consolidated financial condition or results of operations.

   The Company made income tax payments of $47 million, $22 million and $8 million in 1999, 1998 and 1997, respectively.

9. Employee Benefit Plans

 Defined Benefit Plans

   The Company sponsors noncontributory defined benefit pension plans covering substantially all employees. The defined benefit plans of JSCE, Inc. were merged with the domestic defined benefit plans of Stone on December 31, 1998 and assets of these plans are available to meet the funding requirements of the combined plans. Approximately 29% of the Company's domestic pension plan assets at December 31, 1999 are invested in cash equivalents or debt securities and 71% are invested in equity securities. Equity securities at December 31, 1999 include .7 million shares of SSCC common stock with a market value of approximately $18 million and 26 million shares of JS Group common stock having a market value of approximately $79 million. Dividends paid on JS Group common stock during 1999 and 1998 were approximately $2 million in each year.

   The Company sponsors noncontributory defined benefit pension plans for its foreign operations. Approximately 21% of the foreign pension plan assets at December 31, 1999, are invested in cash equivalents or debt securities and 79% are invested in equity securities.

                      SMURFIT-STONE CONTAINER CORPORATION

 Postretirement Health Care and Life Insurance Benefits

   The Company provides certain health care and life insurance benefits for all salaried as well as certain hourly employees. The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation ("APBO") range from 5.25% to 6.5% at December 31, 1999 decreasing to the ultimate rate of 5.25%. The effect of a 1% increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1999 by $9 million and have an immaterial effect on the annual net periodic postretirement benefit cost for 1999.

   The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans:

                              Defined Benefit Plans    Postretirement Plans
                                 ----------------------  ----------------------
                                    1999        1998        1999        1998
                                 ----------  ----------  ----------  ----------
Change in benefit obligation:
Benefit obligation at January
 1.............................  $    1,789  $      950  $      178  $      103
Service cost...................          43          18           3           1
Interest cost..................         121          68          12           7
Amendments.....................          10           8
Plan participants'
 contributions.................           1                       6           4
Curtailments...................                                  (2)
Actuarial (gain) loss..........        (150)         22          (9)          3
Acquisitions...................                     778                      73
Foreign currency rate changes..          (8)                      1
Benefits paid..................         (95)        (55)        (21)        (13)
                                 ----------  ----------  ----------  ----------
Benefit obligation at December
 31............................  $    1,711  $    1,789  $      168  $      178
                                 ==========  ==========  ==========  ==========
Change in plan assets:
Fair value of plan assets at
 January 1.....................  $    1,512  $    1,013  $           $
Actual return on plan assets...         256          49
Employer contributions.........          14           1          11           9
Plan participants'
 contributions.................                                   4           4
Acquisitions...................                     504
Foreign currency rate changes..          10
Benefits paid..................         (95)        (55)        (15)        (13)
                                 ----------  ----------  ----------  ----------
Fair value of plan assets at
 December 31...................  $    1,697  $    1,512  $           $
                                 ==========  ==========  ==========  ==========
Over (under) funded status: ...  $      (14) $     (277) $     (168) $     (178)
Unrecognized actuarial (gain)
 loss..........................        (287)         (9)         (5)          6
Unrecognized prior service
 cost..........................          50          44          (2)         (2)
Net transition obligation......          (6)         (9)
                                 ----------  ----------  ----------  ----------
Net amount recognized..........  $     (257) $     (251) $     (175) $     (174)
                                 ==========  ==========  ==========  ==========
Amounts recognized in the
 balance sheets:
Prepaid benefit cost...........  $       71  $       52  $           $
Accrued benefit liability......        (328)       (303)       (175)       (174)
Additional minimum liability...          (3)        (32)
Intangible asset...............           3          26
Accumulated other comprehensive
 income........................                       4
Deferred tax...................                       2
                                 ----------  ----------  ----------  ----------
Net amount recognized..........  $     (257) $     (251) $     (175) $     (174)
                                 ==========  ==========  ==========  ==========

                      SMURFIT-STONE CONTAINER CORPORATION

   The weighted-average assumptions used in the accounting for the defined benefit plans and postretirement plans were:

                                     Defined Benefit
                                          Plans        Postretirement Plans
                                   --------------------  ----------------------
                                     1999       1998        1999        1998
                                   ---------  ---------  ----------  ----------
Weighted average discount rate:
  U.S. Plans.....................       8.00%      7.00%       8.00%       7.00%
  Foreign Plans..................  6.50-8.00% 6.00-7.00%       8.00%       7.00%
Rate of compensation.............  3.00-4.50% 3.00-3.75%        N/A         N/A
Expected return on assets........       9.50%      9.50%        N/A         N/A
Health care cost trend on covered
 charges.........................        N/A        N/A        6.50%       6.50%

   The components of net pension expense for the defined benefit plans and the components of the postretirement benefit costs are as follows:

                               Defined Benefit Plans    Postretirement Plans
                               ------------------------ ----------------------
                                1999     1998    1997    1999    1998    1997
                               -------  ------- ------- ------  ------  ------
Service cost.................. $    48  $   26  $   19  $    2  $    1  $    1
Interest cost.................     121      74      65      12       8       7
Expected return on plan
 assets.......................    (138)    (90)    (80)
Curtailment cost..............       6       2
Amortization of transitional
 asset........................      (4)     (4)
Recognized actuarial loss.....       3       4
Multi-employer plans..........       4                       1
                               -------  ------  ------  ------  ------  ------
Net periodic benefit cost..... $    40  $   12  $    4  $   15  $    9  $    8
                               =======  ======  ======  ======  ======  ======

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $144 million, $133 million and zero, respectively, as of December 31, 1999 and $795 million, $778 million and $601 million as of December 31, 1998.

 Savings Plans

   The Company sponsors voluntary savings plans covering substantially all salaried and certain hourly employees. The Company match is paid in SSCC common stock, up to an annual maximum. The Company's expense for the savings plans totaled $17 million, $10 million and $9 million in 1999, 1998 and 1997, respectively.

10. Minority Interest

   Stone has approximately 4.6 million shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock, $.01 par value, (the "Preferred Stock") issued and outstanding. Each share of Preferred Stock is entitled to one vote on all matters submitted to a vote of Stone's stockholders. The Preferred Stock is convertible, at the option of the holder, into shares of SSCC common stock at a conversion price of $34.28 (equivalent to a conversion rate of .729 shares of SSCC common stock for each share of Preferred Stock), subject to adjustment based on certain events. The Preferred Stock may alternatively be exchanged, at the option of Stone, for new 7% Convertible Subordinated Exchange Debentures of Stone due February 15, 2007 in a principal amount equal to $25.00 per share of Preferred Stock so exchanged. Additionally, the Preferred Stock is redeemable at the option of Stone, in whole or in part, from time to time. Preferred dividends are

                      SMURFIT-STONE CONTAINER CORPORATION
reflected as a minority interest in the Company's Consolidated Statements of Operations. At December 31, 1999 and 1998, Stone had accumulated dividend arrearages on the Preferred Stock of $22 million and $14 million, respectively. The payment of dividends is prohibited by covenants in certain of the agreements and indentures relating to indebtedness of Stone. However, the accumulated dividend arrearages on the preferred stock are payable upon their conversion, exchange or redemption.

11. Stock Option and Incentive Plans

   Prior to the Merger, the Company and Stone each maintained incentive plans for selected employees. The Company's plan included non-qualified stock options issued at prices equal to the fair market value of the Company's stock at the date of grant which expire upon the earlier of 12 years from the date of grant or termination of employment, death, or disability. The Stone plans included incentive stock options and non-qualified stock options issued at prices equal to the fair market value of Stone's common stock at the date of grant which expire upon the earlier of 10 years from the date of grant or termination of employment, death, or disability. Effective with the Merger, options outstanding under the Stone plans were converted into options to acquire SSCC common stock, with the number of shares and exercise price being adjusted in accordance with the exchange ratio of .99 to one established in the Merger Agreement, and all outstanding options under both the Company and the Stone plans became exercisable and fully vested.

   In November 1998, the stockholders approved the 1998 Long-Term Incentive Plan (the "1998 Plan") reserving 8.5 million shares of Company common stock for non- qualified stock options and performance awards to officers, key employees, and non-employee directors of the Company. The stock options are exercisable at a price equal to the fair market value of the Company's common stock on the date of grant. The vesting schedule and other terms and conditions of options granted under the 1998 Plan are established separately for each grant. The stock options granted during 1999 and 1998 vest and become exercisable eight years after the date of grant subject to acceleration based upon the attainment of pre-established stock price targets. The number of options that become vested and exercisable in any one year may not exceed one-third of the options granted for certain participants and may not exceed one-fourth of the options granted for other participants. In general, options expire 10 years from the date of grant. The performance awards permit the holder to receive amounts, denominated in shares of Company common stock, based on the Company's performance during the period between the date of grant and a pre-established future date. Performance criteria, the length of the performance period, and the form and time of payment of the award are established separately for each grant. There were no performance awards outstanding under the 1998 Plan at December 31, 1999 and 1998.

   During the second quarter of 1999, the Company recorded a $26 million charge in selling and administrative expenses related to the cashless exercise of SSCC stock options under the Jefferson Smurfit Corporation stock option plan.

   Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options issued subsequent to December 31, 1994 under the fair value method. The pro forma net income information required by SFAS No. 123 is not likely to be representative of the effects on reported net income for future years. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                            1999   1998   1997
                                                            -----  -----  -----
   Expected option life (years)............................     6      6      5
   Risk-free weighted average interest rate................  5.43%  4.79%  6.49%
   Stock price volatility.................................. 52.80% 53.30% 44.20%
   Dividend yield..........................................   0.0%   0.0%   0.0%

                      SMURFIT-STONE CONTAINER CORPORATION

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's unaudited pro forma information is as follows:

                                                            1999  1998   1997
                                                            ---- ------  -----
As Reported
  Net income (loss)........................................ $157 $ (200) $   1
  Basic earnings (loss) per share..........................  .72  (1.61)   .01
  Diluted earnings (loss) per share........................  .71  (1.61)   .01
Pro Forma
  Net income (loss)........................................ $156 $ (209) $  (1)
  Basic earnings (loss) per share..........................  .72  (1.69)  (.01)
  Diluted earnings (loss) per share........................  .71  (1.69)  (.01)

   The weighted average fair values of options granted during 1999, 1998 and 1997 were $9.67, $6.98 and $6.63 per share, respectively.

   Additional information relating to the plans is as follows:

                                                                        Weighted
                                                  Shares                Average
                                                  Under    Option Price Exercise
                                                  Option      Range      Price
                                                ---------- ------------ --------
Outstanding at January 1, 1997.................  7,117,473 $10.00-17.63  $10.91
  Granted......................................  1,238,500  13.13-15.81   13.43
  Exercised....................................     23,825        10.00   10.00
  Cancelled....................................    164,375  10.00-15.81   12.98
                                                ----------
Outstanding at December 31, 1997...............  8,167,773  10.00-17.63   11.25
  Granted......................................  4,728,000  12.81-15.81   12.94
  Exercised....................................     36,950        10.00   10.00
  Cancelled....................................      9,918  11.13-22.35   13.67
  Stone addition...............................  6,050,196  11.87-29.59   14.35
                                                ----------
Outstanding at December 31, 1998............... 18,899,101  10.00-29.59   12.67
  Granted......................................    636,500  12.81-23.38   17.14
  Exercised....................................  4,475,476  10.00-22.35   12.37
  Cancelled....................................     99,976  10.00-29.59   13.77
                                                ----------
Outstanding at December 31, 1999............... 14,960,149  10.00-23.38   12.86

                      SMURFIT-STONE CONTAINER CORPORATION

   The following table summarizes information about stock options outstanding at December 31, 1999:

                                          Average
                             Weighted    Remaining                  Weighted
  Range of                   Average    Contractual                 Average
  Exercise       Options     Exercise      Life         Options     Exercise
   Prices      Outstanding    Price       (Years)     Exercisable    Price
------------   -----------   --------   -----------   -----------   --------
$10.00-12.50    4,688,619     $10.57       5.63        4,688,619     $10.57
 12.81-13.51    7,723,164      13.01       8.41        4,320,675      13.16
 14.06-15.81    1,486,281      14.47       7.63        1,486,281      14.47
 17.19-23.38    1,062,085      19.63       7.03          609,585      20.18
               ----------                             ----------
               14,960,149                             11,105,160

   The number of options exercisable at December 31, 1998 and 1997 was 14,386,101 and 483,100 respectively. As of December 31, 1999, approximately 3,357,000 shares were available for grant under the 1998 Plan.

12. Accumulated Other Comprehensive Income (Loss)

   Accumulated other comprehensive income (loss) is as follows:

                                                        Unrealized
                                    Foreign              Holding    Accumulated
                                   Currency    Minimum   Gain on       Other
                                  Translation  Pension  Marketable Comprehensive
                                  Adjustment  Liability Securities Income (Loss)
                                  ----------- --------- ---------- -------------
Balance at January 1, 1998.......    $           $         $            $
  Current period change..........       3         (4)                    (1)
                                     ----        ---       ---          ---
Balance at December 31, 1998.....       3         (4)                    (1)
  Current period change..........     (11)         4         3           (4)
                                     ----        ---       ---          ---
Balance at December 31, 1999.....    $ (8)       $         $ 3          $(5)
                                     ====        ===       ===          ===

13. Discontinued Operations

   During February 1999, the Company adopted a formal plan to sell the operating assets of its subsidiary, Smurfit Newsprint Corporation ("SNC"). Accordingly, SNC was accounted for as a discontinued operation in the prior consolidated financial statements. SNC consists of two newsprint mills in Oregon, and its Cladwood (R) operation, which consists of two plants which manufacture a wood composite panel used in the housing industry. The Company subsequently decided to continue to operate its Cladwood(R) business and therefore Cladwood's(R). The operating income (loss) of $1 million in 1999, $(29) million in 1998 and $1 million in 1997 was reclassified to continuing operations. Cladwood's(R) operating loss in 1998 includes the $30 million charge related to a class action settlement agreement (See Note 18). The revenues and net assets of Cladwood(R) were not material to the consolidated financial statements in any of the periods presented.

   In November 1999, the Company sold its Newberg, Oregon newsprint mill for proceeds of approximately $211 million. The Company is in negotiations to transfer ownership of the Oregon City newsprint mill and does not expect to realize any significant proceeds from the transaction. Net gain on disposition of discontinued operations of $4 million includes the realized gain on the sale of the Newberg, Oregon newsprint mill, an expected loss on the sale of the Oregon City, Oregon newsprint mill, actual results from the measurement date through December 31, 1999 and the estimated losses on the Oregon City newsprint mill through the expected disposition date.

                      SMURFIT-STONE CONTAINER CORPORATION

   SNC newsprint revenues were $235 million, $303 million and $281 million for 1999, 1998 and 1997, respectively. The net assets of SNC newsprint included in the accompanying consolidated balance sheets as of December 31, 1999 and 1998 consisted of the following:

                                                                     1999  1998
                                                                     ----  ----
   Inventories and current assets................................... $34   $ 36
   Net property, plant and equipment................................  48    183
   Other assets.....................................................  11      7
   Accounts payable and other current liabilities................... (94)   (63)
   Other liabilities................................................  (4)   (42)
                                                                     ---   ----
     Net assets (liabilities) of discontinued operations............ $(5)  $121
                                                                     ===   ====

14. Earnings Per Share

   The following table sets forth the computation of basic and diluted earnings per share:

                                                             1999  1998   1997
                                                             ---- ------  -----
Numerator:
  Income (loss) from continuing operations before
   extraordinary Item and cumulative effect of accounting
   change..................................................  $163 $ (211) $ (19)
Denominator:
  Denominator for basic earnings per share--weighted
   average shares..........................................   217    124    111
  Effect of dilutive securities
    Employee stock options.................................     3
                                                             ---- ------  -----
  Denominator for diluted earnings per share--adjusted
   weighted average shares and assumed conversions.........   220    124    111
                                                             ---- ------  -----
Basic earnings (loss) per share from continuing operations
 before extraordinary item and cumulative effect of
 accounting change.........................................  $.75 $(1.70) $(.17)
                                                             ==== ======  =====
Diluted earnings (loss) per share from continuing
 operations before extraordinary item and cumulative effect
 of accounting change......................................  $.74 $(1.70) $(.17)
                                                             ==== ======  =====

   For 1999, convertible debt to acquire one million shares of common stock with an earnings effect of $2 million and additional minority interest shares of three million with an earnings effect of $8 million are excluded from the diluted earnings per share computation because they are antidilutive.

   For 1998, options to purchase one million shares of common stock under the treasury stock method, convertible debt to acquire one million shares of common stock with an earnings effect of $2 million, and additional minority interest shares of three million with an earnings effect of $1 million are excluded from the diluted earnings (loss) per share computation because they are antidilutive. Options to purchase an immaterial number of shares of common stock for 1997 were outstanding, but not included in the computation of diluted earnings (loss) per share because the option exercise price was greater than the average market price of the common shares for the year.

                      SMURFIT-STONE CONTAINER CORPORATION

15. Related Party Transactions

 Transactions with JS Group

   Transactions with Jefferson Smurfit Group plc ("JS Group"), a significant shareholder of the Company, its subsidiaries and affiliated companies were as follows:

                                                                  1999 1998 1997
                                                                  ---- ---- ----
Product sales...................................................  $45  $39  $34
Product and raw material purchases..............................   21   54   51
Management services income......................................    3    4    4
Charges from JS Group for services provided.....................    1         1
Charges to JS Group for costs pertaining to the Fernandina No. 2
 paperboard machine through November 18, 1998...................        50   53
Receivables at December 31......................................    2    5    3
Payables at December 31.........................................   14    4   11

   Product sales to and purchases from JS Group, its subsidiaries and affiliates are consummated on terms generally similar to those prevailing with unrelated parties.

   The Company provides certain subsidiaries and affiliates of JS Group with general management and elective management services under separate Management Services Agreements. In consideration for general management services, the Company is paid a fee up to 2% of the subsidiaries' or affiliates' gross sales. In consideration for elective services, the Company is reimbursed for its direct cost of providing such services.

   On November 18, 1998 the Company purchased the No. 2 paperboard machine located in the Company's Fernandina Beach, Florida, paperboard mill (the "Fernandina Mill") for $175 million from an affiliate of JS Group. Until that date, the Company and the affiliate were parties to an operating agreement whereby the Company operated and managed the No. 2 paperboard machine. The Company was compensated for its direct production and manufacturing costs and indirect manufacturing, selling and administrative costs incurred for the entire Fernandina Mill. The compensation was determined by applying various formulas and agreed-upon amounts to the subject costs. The amounts reimbursed to the Company are reflected as reductions of cost of goods sold and selling and administrative expenses in the accompanying consolidated statements of operations.

   Stone's Canadian subsidiary, Stone Container (Canada) Inc. ("Stone Canada") owns a 50% interest in Smurfit-MBI. On September 4, 1998, Stone Canada purchased the remaining 50% of Smurfit-MBI from MacMillan Bloedel Ltd. for $185 million (Canadian). Simultaneously, Stone Canada sold the newly acquired 50% interest to JS Group for the same amount.

   The Company, in connection with Merger related activities, either paid or reimbursed $16 million in legal fees, financial advisory fees and executive compensation to JS Group in 1998.

 Transactions with Non-consolidated Affiliates

   The Company sold paperboard, market pulp and fiber to and purchased containerboard and kraft paper from various non-consolidated affiliates. The following table summarizes the Company's related party transactions with its non-consolidated affiliates for each year presented:

                      SMURFIT-STONE CONTAINER CORPORATION

                                                                       1999 1998
                                                                       ---- ----
   Product sales...................................................... $303 $57
   Product and raw material purchases.................................   65
   Receivables at December 31.........................................   43  70
   Payables at December 31............................................    3

   On October 15, 1998, the Company sold its Snowflake, Arizona newsprint manufacturing operations and related assets to Abitibi for approximately $250 million. The Company retained ownership of a corrugating medium machine located in the facility that Abitibi operated on behalf of the Company pursuant to an operating agreement entered into as part of the sale. Payments made to Abitibi, prior to the sale of the Company's remaining interest (see Note 5), were $17 million in the period from January 1 to April 23, 1999 and $4 million in the period from November 19 to December 31, 1998.

16. Fair Value of Financial Instruments

   The carrying values and fair values of the Company's financial instruments are as follows:

                                                      1999            1998
                                                 --------------- ---------------
                                                 Carrying  Fair  Carrying  Fair
                                                  Amount  Value   Amount  Value
                                                 -------- ------ -------- ------
Cash and cash equivalents.......................  $   24  $   24  $  155  $  155
Notes receivable and long-term investments......      26      26      22      22
Residual interest in timber notes...............      33      33
Long-term debt including current maturities.....   4,793   4,860   6,633   6,690

   The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of notes receivable and long-term investments are based on discounted future cash flows or the applicable quoted market price. The fair value of the Company's debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the residual interest is based on discounted future cash flows.

17. Other, Net

   The significant components of other, net are as follows:

                                                                1999 1998  1997
                                                                ---- ----  ----
Foreign currency transaction gains............................. $  7 $ 4   $
Gain on sale of assets (See Note 4 and 5)......................  446
Income from non-consolidated affiliates........................   12   4
Other..........................................................   14  (4)   (2)
                                                                ---- ---   ---
  Total other, net............................................. $479 $ 4   $(2)
                                                                ==== ===   ===

18. Contingencies

   The Company's past and present operations include activities which are subject to federal, state and local environmental requirements, particularly relating to air and water quality. The Company faces potential environmental liability as a result of violations of permit terms and similar authorizations that have occurred from time to time at its facilities. In addition, the Company faces potential liability for response costs at various sites for which it has received notice as being a potentially responsible party ("PRP") concerning hazardous

                      SMURFIT-STONE CONTAINER CORPORATION
substance contamination. In estimating its reserves for environmental remediation and future costs, the Company's estimated liability reflects only the Company's expected share after consideration for the number of other PRPs at each site, the identity and financial condition of such parties and experience regarding similar matters.

   Stone was a party to an Output Purchase Agreement (the "OPA") with Four M Corporation ("Four M") and Florida Coast Paper Company, L.L.C. ("FCPC"), a joint venture owned 50% by each of Stone and Four M. The OPA required that Stone and Four M each purchase one-half of the linerboard produced at FCPC's mill in Port St. Joe, FL (the "FCPC Mill") at a minimum price sufficient to cover certain obligations of FCPC. The OPA also required Stone and Four M to use their best efforts to cause the FCPC Mill to operate at a production rate not less than the reported average capacity utilization of the U.S. linerboard industry. FCPC indefinitely discontinued production at the FCPC Mill in August 1998, and FCPC and certain of its affiliates filed for Chapter 11 bankruptcy protection in April 1999. Certain creditors of FCPC filed an adverse proceeding in the bankruptcy against Stone and Four M, and certain of their officers and directors, alleging among other things, default with respect to the obligations of Stone and Four M under the OPA. On October 20, 1999, FCPC and a committee representing the holders of the FCPC debt securities filed a bankruptcy reorganization plan ("Plan") that provided for the settlement of all outstanding claims in exchange for cash payments. Under the Plan, which was confirmed and consummated in January 2000, Stone paid approximately $123 million to satisfy the claims of creditors of FCPC, Stone received title to the FCPC mill, and all claims under the OPA, as well as any obligations of Stone involving FCPC or its affiliates, were released and discharged. In addition, Four M issued $25 million of convertible preferred stock to Stone in connection with the consummation of the Plan.

   Subsequent to an understanding reached in December 1998, the Company and SNC entered into a Settlement Agreement in January 1999 to implement a nationwide class action settlement of claims involving Cladwood(R), a composite wood siding product manufactured by SNC that has been used primarily in the construction of manufactured or mobile homes. In 1998, the Company recorded a $30 million pre-tax charge to reflect amounts SNC has paid into a settlement fund, administrative costs, plaintiff's attorneys' fees, class representative payments and other costs. The Company believes its reserve is adequate to pay eligible claims. However, the number of claims, and the number of potential claimants who choose not to participate in the settlement, could cause the Company to re-evaluate whether the liabilities in connection with the Cladwood(R) cases could exceed established reserves.

   The Company is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against the Company cannot be predicted with certainty, the management of the Company believes that the resolution of these matters will not have a material adverse effect on its consolidated financial condition or results of operations.

19. Business Segment Information

   The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in 1998 which changes the way operating segment information is presented. The information for 1998 and 1997 has been restated from the prior year's presentation in order to conform to the 1999 presentation.

   The Company has two reportable segments: (1) Containerboard and Corrugated Containers, and (2) Folding Cartons and Boxboard. The Containerboard and Corrugated Containers segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Corrugated containers are used to transport such diverse products as home

                      SMURFIT-STONE CONTAINER CORPORATION
appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture. The Folding Cartons and Boxboard segment is also highly integrated. It includes a system of mills and plants that produces a broad range of coated recycled boxboard that is converted into folding cartons. Folding cartons are used primarily to protect products, such as food, fast food, detergents, paper products, beverages, health and beauty aids and other consumer products, while providing point of purchase advertising.

   The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes, and other gains and losses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the Company accounts for inventory on a FIFO basis at the segment level compared to a LIFO basis at the consolidated level. Intersegment sales and transfers are recorded at market prices. Intercompany profit is eliminated at the corporate division level.

   The Company's reportable segments are strategic business units that offer different products. The reportable segments are each managed separately because they manufacture distinct products. Other includes four non-reportable segments, specialty packaging, industrial bags, reclamation, international and corporate related items. Corporate related items include goodwill, equity investments, income and expense not allocated to reportable segments (goodwill amortization, interest expense and depreciation expense related to the fair value adjustments made to the historical basis of Stone property, plant and equipment in the purchase price allocation), the adjustment to record inventory at LIFO, and the elimination of intercompany assets and intercompany profit.

   In 1998, corporate related items also included a $257 million restructuring charge (See Note 2). The restructuring charge included $179 million for the write-down of property, plant and equipment of the Containerboard and Corrugated Containers segment. In 1999, corporate related items included a $407 million gain on the timberland sale and related note monetization program and a $39 million gain on the sale of Abitibi.

                      SMURFIT-STONE CONTAINER CORPORATION

                                           Container- Folding
                                            board &   Cartons
                                           Corrugated    &
                                           Containers Boxboard Other    Total
                                           ---------- -------- ------  -------
Year ended December 31, 1999
  Revenues from external customers........   $4,636     $836   $1,679  $ 7,151
  Intersegment revenues...................      193               287      480
  Depreciation, depletion and
   amortization...........................      187       24      208      419
  Segment profit (loss)...................      478       62     (201)     339
  Total assets............................    4,288      449    5,122    9,859
  Capital expenditures....................       81       15       60      156

Year ended December 31, 1998
  Revenues from external customers........   $2,014     $785   $  686  $ 3,485
  Intersegment revenues...................       57               149      206
  Depreciation, depletion and
   amortization...........................       85       22       48      155
  Segment profit (loss)...................      117       67     (520)    (336)
  Total assets............................    5,765      454    5,412   11,631
  Capital expenditures....................      221       26       40      287

Year ended December 31, 1997
  Revenues from external customers........   $1,607     $752   $  598  $ 2,957
  Intersegment revenues...................       35               167      202
  Depreciation, depletion and
   amortization...........................       67       21       27      115
  Segment profit (loss)...................       56       68     (146)     (22)
  Total assets............................    1,467      435      869    2,771
  Capital expenditures....................      101       37       44      182

   The following table presents net sales to external customers by country of origin:

                                                             1999   1998   1997
                                                            ------ ------ ------
United States.............................................. $6,359 $3,395 $2,952
Canada.....................................................    211     22      5
Europe and other...........................................    581     68
                                                            ------ ------ ------
  Total net sales.......................................... $7,151 $3,485 $2,957
                                                            ====== ====== ======

   The following table presents long-lived assets by country:

                                                            1999   1998   1997
                                                           ------ ------ ------
United States............................................. $3,902 $5,254 $1,787
Canada....................................................    228    191      1
Europe and other..........................................    289    327
                                                           ------ ------ ------
                                                            4,419  5,772  1,788
Goodwill..................................................  3,328  2,869    237
                                                           ------ ------ ------
  Total long lived assets................................. $7,747 $8,641 $2,025
                                                           ====== ====== ======

                      SMURFIT-STONE CONTAINER CORPORATION

20. Subsequent Event

   On February 23, 2000, SSCC, Stone and a newly-formed subsidiary of Stone entered into a Pre-Merger Agreement with St. Laurent Paperboard Inc. ("St. Laurent") pursuant to which the Company will acquire St. Laurent for approximately $1.4 billion, consisting of approximately $625 million in cash, the issuance of approximately 25 million shares of SSCC common stock and the assumption of approximately $386 million of St. Laurent's debt. Stone expects to borrow $1,050 million to finance the acquisition of St. Laurent. Consummation of the transaction, which is subject to St. Laurent shareholder and certain regulatory approvals, is expected to occur in the second quarter of 2000.

                      SMURFIT-STONE CONTAINER CORPORATION

21. Quarterly Results (Unaudited)

   The following is a summary of the unaudited quarterly results of operations:

                                                 First   Second    Third   Fourth
                                                Quarter  Quarter  Quarter  Quarter
                                                -------  -------  -------  -------
1999
  Net sales.................................... $1,705   $1,730   $1,792   $1,924
  Gross profit.................................    191      273      304      361
  Income (loss) from continuing operations
   before extraordinary
  item and cumulative effect of accounting
   change......................................    (92)     (23)     (11)     289
  Discontinued operations......................      4       (1)      (4)       3
  Gain on disposition of discontinued
   operations..................................                                 4
  Extraordinary item...........................              (1)      (1)     (10)
  Net income (loss)............................    (88)     (25)     (16)     286
  Basic earnings (loss) per share:
  Income (loss) from continuing operations
   before extraordinary
  item and cumulative effect of accounting
   change......................................   (.43)    (.11)    (.05)    1.33
  Discontinued operations......................    .02     (.01)    (.02)     .03
  Extraordinary item...........................                              (.05)
                                                ------   ------   ------   ------
  Net income (loss)............................   (.41)    (.12)    (.07)    1.31
  Diluted earnings (loss) per share:
  Income (loss) from continuing operations
   before extraordinary
  item and cumulative effect of accounting
   change......................................   (.43)    (.11)    (.05)    1.29
  Discontinued operations......................    .02     (.01)    (.02)     .03
  Extraordinary item...........................                              (.04)
                                                ------   ------   ------   ------
  Net income (loss)............................   (.41)    (.12)    (.07)    1.28

1998
  Net sales.................................... $  769   $  769   $  763   $1,184
  Gross profit.................................    128      126      125      154
  Income (loss) from continuing operations
   before extraordinary
  item and cumulative effect of accounting
   change......................................      3        2        3     (219)
  Discontinued operations......................      8        9        5        5
  Extraordinary item...........................    (13)
  Cumulative effect of accounting change.......     (3)
  Net income (loss)............................     (5)      11        8     (214)
  Basic earnings (loss) per share:
  Income (loss) from continuing operations
   before extraordinary
  item and cumulative effect of accounting
   change......................................    .03      .02      .03    (1.36)
  Discontinued operations......................    .07      .08      .04      .03
  Extraordinary item...........................   (.12)
  Cumulative effect of accounting change.......   (.03)
                                                ------   ------   ------   ------
  Net income (loss)............................   (.05)     .10      .07    (1.33)
  Diluted earnings (loss) per share:
  Income (loss) from continuing operations
   before extraordinary
  item and cumulative effect of accounting
   change......................................    .03      .02      .03    (1.36)
  Discontinued operations......................    .07      .08      .04      .03
  Extraordinary item...........................   (.11)
  Cumulative effect of accounting change.......   (.03)
                                                ------   ------   ------   ------
  Net income (loss)............................   (.04)     .10      .07    (1.33)

                      SMURFIT-STONE CONTAINER CORPORATION

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (In millions)

         Column A          Column B  Column C  Column D    Column E   Column F
         --------         ---------- --------- --------   ---------- ----------
                                     Additions
                                      Charged
                          Balance at to Costs                        Balance at
                          Beginning     and               Deductions   End of
       Description        of Period  Expenses   Other      Describe    Period
       -----------        ---------- --------- --------   ---------- ----------
Allowance for doubtful
 accounts and
 sales returns and
 allowances:
  Year ended December 31,
   1999..................    $ 70      $         $ (9)(a)    $ 11(b)    $ 50
                             ====      ====      ====        ====       ====
  Year ended December 31,
   1998..................    $ 10      $  3      $ 60 (c)    $  3(b)    $ 70
                             ====      ====      ====        ====       ====
  Year ended December 31,
   1997..................    $  9      $  2      $           $  1(b)    $ 10
                             ====      ====      ====        ====       ====
Stone exit liabilities:
  Year ended December 31,
   1999..................    $106      $         $106 (d)    $ 29(e)    $183
                             ====      ====      ====        ====       ====
  Year ended December 31,
   1998..................    $         $         $117 (d)    $ 11(e)    $106
                             ====      ====      ====        ====       ====
Restructuring:
  Year ended December 31,
   1999..................    $ 71      $ 15      $ (5)(f)    $ 52(e)    $ 29
                             ====      ====      ====        ====       ====
  Year ended December 31,
   1998..................    $         $257      $           $186(e)    $ 71
                             ====      ====      ====        ====       ====

--------
(a) Includes the effect of the accounts receivable securitization application of SFAS No. 125.
(b) Uncollectible amounts written off, net of recoveries.
(c) Amount related to the acquisition of Stone.
(d) Charges associated with exit activities and litigation settlements included in the purchase price allocation of Stone.
(e) Charges against the reserves.
(f) Reduction to 1998 exit liabilities.

                      SMURFIT-STONE CONTAINER CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                         Six Months
                                                            Ended
                                                           June 30,
                                                    ----------------------
                                                       2000        1999
                                                    ----------  ----------
                                                    (In millions, except
                                                       per share data)
Net sales.......................................... $    4,057  $    3,435
Costs and expenses
  Cost of goods sold...............................      3,255       2,971
  Selling and administrative expenses..............        359         371
  Restructuring charge.............................         46           9
                                                    ----------  ----------
  Income from operations...........................        397          84
Other income (expense)
  Interest expense, net............................       (250)       (296)
  Other, net.......................................          7          57
                                                    ----------  ----------
  Income (loss) from continuing operations before
   income taxes and minority interest..............        154        (155)
Benefit from (provision for) income taxes..........        (79)         44
Minority interest expense..........................         (4)         (4)
                                                    ----------  ----------
  Income (loss) from continuing operations before
   extraordinary item..............................         71        (115)
Discontinued operations
  Income from discontinued operations, net of
   income tax benefit of $0........................                      3
  Gain on disposition of discontinued operations,
   net of income taxes of $4.......................          6
                                                    ----------  ----------
  Income (loss) before extraordinary item..........         77        (112)
Extraordinary item
  Gain (loss) from early extinguishment of debt,
   net of income tax benefit of $1 for the six
   months ended June 30, 2000 and 1999.............          1         (1)
Net income (loss).................................. $       78  $     (113)
                                                    ==========  ==========
Basic earnings per common share
  Income (loss) from continuing operations before
   extraordinary item.............................. $      .32  $     (.53)
  Discontinued operations..........................                    .01
  Gain on disposition of discontinued operations...        .03
  Extraordinary item...............................
                                                    ----------  ----------
    Net income (loss).............................. $      .35  $     (.52)
                                                    ==========  ==========
Weighted average shares outstanding................        222         216
                                                    ==========  ==========
Diluted earnings per common share
  Income (loss) from continuing operations before
   extraordinary item.............................. $      .32  $     (.53)
  Discontinued operations..........................                    .01
                                                    ----------  ----------
  Gain on disposition of discontinued operations...        .03
  Extraordinary item...............................
                                                    ----------  ----------
    Net income (loss).............................. $      .35  $     (.52)
                                                    ==========  ==========
Weighted average shares outstanding................        224         216
                                                    ==========  ==========

                See notes to consolidated financial statements.

                      SMURFIT-STONE CONTAINER CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                         June 30,   December 31,
                                                           2000         1999
                                                        ----------- ------------
                                                        (Unaudited)
                                                          (In millions, except
                                                              share data)
                        ASSETS

Current assets
  Cash and cash equivalents...........................   $     53     $    24
  Receivables, less allowances of $51 in 2000 and $50
   in 1999............................................        778         647
  Inventories
   Work-in-process and finished goods.................        265         238
   Materials and supplies.............................        535         496
                                                         --------     -------
                                                              800         734
  Refundable income taxes.............................         36           7
  Deferred income taxes...............................        125         130
  Prepaid expenses and other current assets...........         88          69
                                                         --------     -------
     Total current assets.............................      1,880       1,611
Net property, plant and equipment.....................      5,594       4,395
Timberland, less timber depletion.....................         42          24
Goodwill, less accumulated amortization of $194 in
 2000 and $151 in 1999................................      3,406       3,328
Investment in equity of non-consolidated affiliates...        176         176
Other assets..........................................        342         325
                                                         --------     -------
                                                         $ 11,440     $ 9,859
                                                         ========     =======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Current maturities of long-term debt................   $     55     $   174
  Accounts payable....................................        678         662
  Accrued compensation and payroll taxes..............        225         238
  Interest payable....................................        107         111
  Other current liabilities...........................        241         384
                                                         --------     -------
     Total current liabilities........................      1,306       1,569
Long-term debt, less current maturities...............      5,660       4,619
Other long-term liabilities...........................        934         894
Deferred income taxes.................................      1,116         839
Minority interest.....................................         97          91

Stockholders' equity
  Preferred stock, par value $.01 per share;
   25,000,000 shares authorized; none issued and
   outstanding........................................
  Common stock, par value $.01 per share; 400,000,000
   shares authorized, 243,541,323 and 217,820,762
   issued and outstanding in 2000 and 1999,
   respectively.......................................          2           2
Additional paid-in capital............................      3,835       3,436
Retained earnings (deficit)...........................     (1,509)     (1,586)
Accumulated other comprehensive income (loss).........         (1)         (5)
                                                         --------     -------
     Total stockholders' equity.......................      2,327       1,847
                                                         --------     -------
                                                         $ 11,440     $ 9,859
                                                         ========     =======

                See notes to consolidated financial statements.

                      SMURFIT-STONE CONTAINER CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                  Six Months
                                                                     Ended
                                                                   June 30,
                                                                  ------------
                                                                  2000   1999
                                                                  -----  -----
                                                                      (In
                                                                   millions)
Cash flows from operating activities
  Net income (loss).............................................. $  78  $(113)
  Adjustments to reconcile net income (loss) to net cash used for operating activities
    Gain on disposition of discontinued operations...............   (10)
    Extraordinary gain (loss) from early extinguishment of debt..    (2)     2
    Depreciation, depletion and amortization.....................   201    219
    Amortization of deferred debt issuance costs.................     5      7
    Deferred income taxes........................................    92    (69)
    Gain on sale of assets.......................................    (2)   (39)
    Non-cash employee benefit expense............................     1     29
    Foreign currency transaction gains...........................    (1)    (6)
    Non-cash restructuring charge................................    32      6
  Change in current assets and liabilities, net of effects from acquisitions and dispositions
    Receivables..................................................    (1)  (113)
    Inventories..................................................    24     48
    Prepaid expenses and other current assets....................           (2)
    Accounts payable and accrued liabilities.....................   (54)   112
    Interest payable.............................................    (6)   (15)
    Income taxes.................................................   (37)    14
    Other, net...................................................  (143)   (10)
                                                                  -----  -----
      Net cash used for operating activities.....................   177     70
                                                                  -----  -----
Cash flows from investing activities
  Property additions.............................................  (115)   (69)
  Proceeds from property and investment disposals and sale of
   businesses....................................................    67    546
  Payments on acquisition, net of cash received..................  (631)
                                                                  -----  -----
      Net cash provided by (used for) investing activities.......  (679)   477
                                                                  -----  -----
Cash flows from financing activities
  Borrowings under bank credit facilities........................ 1,525
  Net borrowings (repayments) of debt............................  (993)  (579)
  Net borrowings under the accounts receivable securitization
   program.......................................................    10     10
  Proceeds from exercise of stock options........................     6      8
  Deferred debt issuance costs...................................   (17)
                                                                  -----  -----
      Net cash provided by (used for) financing activities.......   531   (561)
                                                                  -----  -----
Effect of exchange rate changes on cash..........................            2
Increase (decrease) in cash and cash equivalents.................    29    (12)
Cash and cash equivalents
  Beginning of period............................................    24    155
                                                                  -----  -----
  End of period.................................................. $  53  $ 143
                                                                  =====  =====

                See notes to consolidated financial statements.

                      SMURFIT-STONE CONTAINER CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Tabular amounts in millions, except share data)

1. Significant Accounting Policies

   The accompanying consolidated financial statements and notes thereto of Smurfit-Stone Container Corporation ("SSCC" or the "Company") have been prepared in accordance with the instructions to Form 10-Q and reflect all adjustments which management believes necessary (which include only normal recurring accruals) to present fairly the financial position, results of operations and cash flows. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Interim results may not necessarily be indicative of results that may be expected for any other interim period or for the year as a whole. These financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the SSCC Annual Report on Form 10-K for the year ended December 31, 1999, (the "SSCC 1999 10-K"), filed March 14, 2000 with the Securities and Exchange Commission.

   SSCC, formerly Jefferson Smurfit Corporation, owns 100% of the common equity interest in JSCE, Inc. and Stone Container Corporation ("Stone"). The Company has no operations other than its investments in JSCE, Inc. and Stone. JSCE, Inc. owns 100% of the equity interest in Jefferson Smurfit Corporation (U.S.) ("JSC(U.S.)") and is the guarantor of the senior indebtedness of JSC(U.S.). JSCE, Inc. has no other material operations other than its investment in JSC(U.S.). JSC(U.S.) has extensive operations throughout the United States. Stone has extensive domestic and international operations.

2. Reclassifications

   Certain prior year amounts have been reclassified to conform to the current year presentation.

3. St. Laurent Acquisition

   On May 31, 2000, the Company, through a subsidiary of Stone, acquired St. Laurent Paperboard Inc. ("St. Laurent"). Under the terms of the merger agreement, each common share and restricted share unit of St. Laurent was exchanged for 0.5 shares of SSCC common stock and $12.50 in cash. A total of approximately 25.3 million shares of SSCC common stock were issued. The total purchase price, including cash paid of $631 million and debt assumed of $376 million, was approximately $1.4 billion.

   The acquisition (the "St. Laurent Acquisition") was accounted for as a purchase business combination and, accordingly, the results of operations of St. Laurent have been included in the consolidated statements of operations of the Company after May 31, 2000. The cost to acquire St. Laurent has been preliminarily allocated to the assets acquired and liabilities assumed according to estimated fair values and are subject to adjustment when additional information concerning asset and liability valuations are finalized. The preliminary allocation has resulted in acquired goodwill of approximately $180 million, which is being amortized on a straight-line basis over 40 years.

                    SMURFIT-STONE CONTAINER CORPORATION

   The following unaudited pro forma combined information presents the results of operations of the Company as if the St. Laurent Acquisition had taken place on January 1, 2000 and 1999, respectively:

                                                                  Six months
                                                                  ended June
                                                                      30,
                                                                 -------------
                                                                  2000   1999
                                                                 ------ ------
Pro Forma Information
Net sales....................................................... $4,512 $3,825
Income (loss) before extraordinary item.........................     68   (131)
Net income (loss)...............................................     69   (132)
Net income (loss) per common share
  Basic......................................................... $  .28 $ (.55)
  Diluted....................................................... $  .28 $ (.55)

   The unaudited pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the St. Laurent Acquisition occurred as of January 1, 2000 and 1999, respectively.

4. Merger and Restructuring

   On November 18, 1998, Stone merged with a wholly-owned subsidiary of the Company (the "Stone Merger"). The Stone Merger was accounted for as a purchase business combination. The cost to acquire Stone was allocated to the assets acquired and liabilities assumed according to their fair values. The allocation resulted in acquired goodwill of $3,202 million, which is being amortized on a straight-line basis over 40 years.

   In May 2000, the Company sold the market pulp mill at its closed Port Wentworth facility to a third party for approximately $63 million. Net cash proceeds of $58 million from the sale were used for debt reduction. No gain was recognized.

   As part of the Company's continuing evaluation of all areas of its business in connection with its Stone Merger integration, the Company recorded a pretax restructuring charge of $40 million during the second quarter of 2000 related to the permanent shutdown of a containerboard mill and a corrugated container facility. Included in the restructuring charge is the adjustment to fair value of property and equipment and spare parts ($31 million) of closed facilities, liabilities for the termination of certain employees ($5 million), and liabilities for long-term commitments ($4 million). The assets at these facilities were adjusted to their estimated fair value less cost to sell. The terminated employees included approximately 105 employees at the mill facility and 150 employees at the container facility. The long-term commitments consist of environmental clean-up and one-time closure costs. Restructuring charges were $46 million for the six months ended June 30, 2000.

   The Company recorded a $4 million restructuring charge during the second quarter of 1999, and $9 million for the six months ended June 30, 1999 related to the permanent shutdown of various facilities.

5. Long-Term Debt

   On March 31, 2000, Stone amended and restated its existing credit agreement (the "Stone Credit Agreement") pursuant to which a group of financial institutions provided an additional $575 million to Stone in the form of a Tranche F term loan maturing on December 31, 2005 and extended the maturity dates of the revolving credit facilities under the Stone Credit Agreement to December 31, 2005. On April 28, 2000, Stone used the proceeds of the Tranche F term loan to redeem the 9.875 % senior notes due February 1, 2001.

                    SMURFIT-STONE CONTAINER CORPORATION

   On May 31, 2000, Stone and certain of its wholly-owned subsidiaries closed on new credit facilities (the "Stone Additional Credit Agreement") with a group of financial institutions consisting of (i) $950 million in the form of Tranche G and Tranche H term loans maturing on December 31, 2006, and (ii) a $100 million revolving credit facility maturing on December 31, 2005. The proceeds of the Stone Additional Credit Agreement were used to fund the cash component of the St. Laurent Acquisition, refinance certain existing indebtedness of St. Laurent, and pay fees and expenses related to the St. Laurent Acquisition. The new revolving credit will be used for general corporate purposes. The Stone Additional Credit Agreement is secured by a security interest in substantially all of the assets acquired in the St. Laurent Acquisition.

6. Other Significant Events

   During 1999, the Company sold its interest in Abitibi-Consolidated, Inc., a Canadian-based manufacturer and marketer of publication paper, resulting in a gain of $39 million, which was reflected in other, net during the second quarter of 1999.

   During the second quarter of 1999, the Company recorded a $26 million charge in selling and administrative expenses related to the cashless exercise of stock options under the Jefferson Smurfit Corporation stock option plan.

7. Non-Consolidated Affiliates

   The Company has several non-consolidated affiliates that are engaged in paper and packaging operations in North America, South America and Europe. Investments in majority-owned affiliates where control does not exist and non majority-owned affiliates are accounted for under the equity method.

   The Company's only significant non-consolidated affiliate at June 30, 2000 is Smurfit-MBI, a Canadian corrugated container company, in which the Company owns a 50% interest. The remaining 50% interest is owned by an affiliate of Jefferson Smurfit Group plc. Smurfit-MBI had net sales of $112 million and $98 million for the three months ended June 30, 2000 and 1999, respectively, and $222 million and $182 million for the six months ended June 30, 2000 and 1999, respectively.

   Combined summarized financial information for all of the Company's non-consolidated affiliates that are accounted for under the equity method of accounting is presented below:

                                                              Three      Six
                                                             months    months
                                                              ended     ended
                                                            June 30,  June 30,
                                                            --------- ---------
                                                            2000 1999 2000 1999
                                                            ---- ---- ---- ----
Results of operations (a)
  Net sales................................................ $170 $154 $337 $332
  Cost of sales............................................  149  122  296  269
  Income before income taxes, minority interest and
   extraordinary charges...................................   10   12   18   16
  Net income...............................................   10   10   17   15

(a) Includes results of operations for each of the Company's affiliates for the period it was accounted for under the equity method.

8. Discontinued Operations

   During February 1999 the Company adopted a formal plan to sell the newsprint mills of its subsidiary, Smurfit Newsprint Corporation ("SNC"). Accordingly, the newsprint operations of SNC are accounted for as

                    SMURFIT-STONE CONTAINER CORPORATION
discontinued operations in the accompanying consolidated financial statements. The Company transferred ownership of the Oregon City, Oregon newsprint mill to a third party in May 2000, thereby completing its exit from the newsprint business. No proceeds from the transfer were received. During the second quarter of 2000, the Company recorded a $6 million after tax gain to reflect adjustments to previous estimates on disposition of discontinued operations.

9. Comprehensive Income (Loss)

   Comprehensive income (loss) is as follows:

                                                    Three months   Six months
                                                        ended      ended June
                                                      June 30,         30,
                                                    -------------  -----------
                                                     2000   1999   2000  1999
                                                    ------ ------  ---- ------
Net income (loss).................................. $   38 $  (25) $778 $ (113)
Other comprehensive income (loss), net of tax:
  Foreign currency translation.....................     13      2     4     (9)
                                                    ------ ------  ---- ------
Comprehensive income (loss)........................ $   51 $   23  $ 82 $ (122)
                                                    ====== ======  ==== ======

10. Earnings Per Share

   The following table sets forth the computation of basic and diluted earnings per share:

                                                        Three
                                                       months      Six months
                                                        ended        ended
                                                      June 30,      June 30,
                                                     -----------  ------------
                                                     2000  1999   2000   1999
                                                     ---- ------  ----- ------
Numerator:
Income (loss) from continuing operations before
 extraordinary item................................. $ 31 $ (23)  $  71 $(115)
Denominator:
Denominator for basic earnings per share-- Weighted
 average shares.....................................  226    216    222    216
                                                     ---- ------  ----- ------
Effect of dilutive securities:
Employee stock options..............................    2             2
                                                     ---- ------  ----- ------
Denominator for diluted earnings per share--
 Adjusted weighted average shares...................  228    216    224    216
                                                     ==== ======  ===== ======
Basic earnings (loss) per share from continuing
 operations before extraordinary item............... $.14 $ (.11) $ .32 $ (.53)
                                                     ==== ======  ===== ======
Diluted earnings (loss) per share from continuing
 operations before extraordinary item............... $.14 $ (.11) $ .32 $ (.53)
                                                     ==== ======  ===== ======

   For the three and six month periods ended June 30, 2000 and 1999, convertible debt to acquire one million shares of common stock with an earnings effect of $.5 million and $1 million, respectively, and three million additional minority interest shares with an earnings effect of $2 million and $4 million, respectively, are excluded from the diluted earnings per share computation because they are antidilutive. For the three and six month periods ended June 30, 1999, options to purchase four million shares of common stock under the treasury stock method were also excluded from the diluted earnings per share computation because they are antidilutive.

                    SMURFIT-STONE CONTAINER CORPORATION

11. Business Segment Information

   The Company has two reportable segments: (1) Containerboard and Corrugated Containers and (2) Folding Cartons and Boxboard. The Containerboard and Corrugated Containers segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Corrugated containers are used to transport such diverse products as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture. The Folding Cartons and Boxboard segment is also highly integrated. It includes a system of mills and plants that produces a broad range of coated recycled boxboard that is converted into folding cartons. Folding cartons are used primarily to protect products, such as food, fast food, detergents, paper products, beverages, health and beauty aids and other consumer products, while providing point of purchase advertising.

   Other includes five non-reportable segments (specialty packaging, industrial bags, reclamation, St. Laurent converting plants acquired May 31, 2000 and international) and corporate related items. Corporate related items include income and expense not allocated to reportable segments, goodwill amortization, net interest expense, the adjustment to record inventory at LIFO and the elimination of intercompany profit.

   The information for 1999 has been restated from the prior year's presentation in order to conform to the 2000 presentation.

                                             Container- Folding
                                              board &   Cartons
                                             Corrugated    &
                                             Containers Boxboard Other  Total
                                             ---------- -------- -----  ------
Three months ended June 30,
 2000
  Revenues from external customers..........   $1,348     $227   $ 529  $2,104
  Intersegment revenues.....................       31               96     127
  Income (loss) from continuing operations
   before income taxes and minority
   interest.................................      208       22    (161)     69
 1999
  Revenues from external customers..........   $1,130     $208   $ 392  $1,730
  Intersegment revenues.....................       49               66     115
  Income (loss) from continuing operations
   before income taxes and minority
   interest.................................       96       18    (137)    (23)
Six months ended June 30,
 2000
  Revenues from external customers..........   $2,624     $439   $ 994  $4,057
  Intersegment revenues.....................       88              190     278
  Income (loss) from continuing operations
   before income taxes and minority
   interest.................................      440       37    (323)    154
 1999
  Revenues from external customers..........   $2,230     $405   $ 800  $3,435
  Intersegment revenues.....................       96              138     234
  Income (loss) from continuing operations
   before income taxes and minority
   interest.................................      152       33    (340)   (155)

12. Contingencies

   The Company's past and present operations include activities which are subject to federal, state and local environmental requirements, particularly relating to air and water quality. The Company faces potential

                    SMURFIT-STONE CONTAINER CORPORATION
environmental liability as a result of violations of permit terms and similar authorizations that have occurred from time to time at its facilities. In addition, the Company faces potential liability for response costs at various sites for which it has received notice as being a potentially responsible party ("PRP") concerning hazardous substance contamination. In estimating its reserves for environmental remediation and future costs, the Company's estimated liability reflects only the Company's expected share after consideration for the number of other PRPs at each site, the identity and financial condition of such parties and experience regarding similar matters.

   In March 1999, management of SNC's former Oregon City, Oregon newsprint mill became aware of possible alterations by one of its employees of data utilized in determining compliance with the mill's National Pollutant Discharge Elimination System permit. SNC conducted a thorough internal investigation of this matter. Based on this investigation, it concluded that such alterations did occur and, as a result, the mill may have violated its permit limits on suspended solids on several occasions. SNC provided both the Environmental Protection Agency ("EPA") and the Oregon Department of Environmental Quality ("ODEQ") with a detailed report of its investigation, and the agencies conducted additional investigations based on this report. SNC fully cooperated with these investigations. In July 2000 SNC paid a civil penalty of less than $100,000 to the ODEQ to settle the Notice of Assessment of Civil Penalty issued by the ODEQ in connection with this matter. In addition, the U.S. Attorney's Office has advised SNC that it does not intend to commence a criminal prosecution against SNC. Accordingly, SNC now considers this matter fully resolved.

   In April 1999, the EPA and the Virginia Department of Environmental Quality ("VDEQ") each issued a notice of violation under the Clean Air Act to St. Laurent's mill located in West Point, Virginia, which was acquired from Chesapeake Corporation ("Chesapeake") in May, 1997. In general, the notices of violations allege that, from 1984 to the present, the West Point mill installed certain equipment and modified certain production processes without obtaining the required permits. In the purchase agreement between St. Laurent and Chesapeake, Chesapeake agreed to indemnify St. Laurent for remediation work resulting from violations of applicable laws, including the Clean Air Act, that existed at the mill before and on the date of the purchase agreement, as to which Chesapeake had "knowledge" (as defined in the purchase agreement), up to a maximum of $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, St. Laurent believes that the cost of remediation work, which represents capital expenditures comprising engineering, procurement and construction work of mill modifications (including the installation of air emission controls, etc.) associated with the notices of violations may approximate $25 million. In addition, civil or criminal penalties may be pursued by the EPA and VDEQ; however, based upon discussions with the EPA and VDEQ to date, St. Laurent believes that the total cost of remediation work associated with the notices of violations and fines and penalties that may be imposed by the EPA and VDEQ will not exceed the maximum amount of Chesapeake's indemnification obligation. St. Laurent and Chesapeake have appointed a third party arbitrator to decide the scope and timing of future remediation work that is the subject of the indemnification in the purchase agreement. The arbitrator has ruled that any fines and penalties that may result from any breach of Chesapeake's representations and warranties arising out of the notices of violations, either by adjudication or settlement, are part of the costs and expenses that are subject to reimbursement by Chesapeake to St. Laurent under the purchase agreement. By agreement of the parties, the 30-month period for reimbursement by Chesapeake of costs and expenses incurred by St. Laurent under the provisions of the purchase agreement has been extended indefinitely. St. Laurent is cooperating with Chesapeake to analyze, respond to and defend against the matters alleged in the notices of violation and to develop and implement a remediation plan as required by the notices of violation.

   The Company is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against the Company cannot be predicted with certainty, the management of the Company believes that the resolution of these matters will not have a material adverse effect on its consolidated financial condition or results of operations.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Stone Container Corporation

   We have audited the accompanying consolidated balance sheets of Stone Container Corporation as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1999, the period from November 19 to December 31, 1998, and the period from January 1 to November 18, 1998 (Predecessor). Our audits also included the financial statement schedule listed in Part II of the Registration Statement in Item 21(b)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stone Container Corporation at December 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for the year ended December 31, 1999, the period from November 19 to December 31, 1998, and the period from January 1 to November 18, 1998 (Predecessor) in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule for the year ended December 31, 1999, the period from November 19 to December 31, 1998, and the period from January 1 to November 18, 1998 (Predecessor), when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                 /s/ Ernst & Young LLP
                                          _____________________________________
                                                    Ernst & Young LLP

St. Louis, Missouri
January 24, 2000
 except for Note 19, as to which
 the date is February 23, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Stone Container Corporation

   In our opinion, the consolidated statements of operations and cash flows for the year ended December 31, 1997 present fairly, in all material respects, the results of operations and cash flows of Stone Container Corporation and its subsidiaries for the year ended December 31, 1997, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Stone Container Corporation for any period subsequent to December 31, 1997.

                                            /s/ PricewaterhouseCoopers LLP
                                          _____________________________________
                                               PricewaterhouseCoopers LLP

Chicago, Illinois
March 26, 1998

                          STONE CONTAINER CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                December 31,
                                                                --------------
                                                                 1999    1998
                                                                ------  ------
                                                                (In millions,
                                                                except share
                                                                    data)
                            ASSETS
                            ------
Current assets
  Cash and cash equivalents.................................... $   13  $  137
  Receivables, less allowances of $41 in 1999 and $61 in 1998..    343     462
  Inventories
    Work-in-process and finished goods.........................    143     123
    Materials and supplies.....................................    357     422
                                                                ------  ------
                                                                   500     545
  Deferred income taxes........................................     88      38
  Prepaid expenses and other current assets....................     48     119
                                                                ------  ------
      Total current assets.....................................    992   1,301
Net property, plant and equipment..............................  3,089   3,997
Timberland, less timber depletion..............................     21      15
Goodwill, less accumulated amortization of $79 in 1999 and $8
 in 1998.......................................................  3,123   2,643
Investment in equity of non-consolidated affiliates............    136     632
Other assets...................................................    204     205
                                                                ------  ------
                                                                $7,565  $8,793
                                                                ======  ======
             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------
Current liabilities
  Current maturities of long-term debt......................... $  162  $  161
  Accounts payable.............................................    365     270
  Accrued compensation and payroll taxes.......................    150     106
  Interest payable.............................................     82      98
  Other current liabilities....................................    232     178
                                                                ------  ------
      Total current liabilities................................    991     813
Long-term debt, less current maturities........................  2,995   3,902
Other long-term liabilities....................................    637     734
Deferred income taxes..........................................    436     754
Stockholders' equity
  Series E preferred stock, par value $.01 per share;
   10,000,000 shares authorized; 4,599,300 issued and
   outstanding in 1999 and 1998................................     78      78
  Common stock, par value $.01 per share; 110,000,000 shares
   authorized, issued and outstanding in 1999 and 1998.........  2,545   2,545
Retained earnings (deficit)....................................   (113)    (36)
Accumulated other comprehensive income (loss)..................     (4)      3
                                                                ------  ------
      Total stockholders' equity...............................  2,506   2,590
                                                                ------  ------
                                                                $7,565  $8,793
                                                                ======  ======

                See notes to consolidated financial statements.

                          STONE CONTAINER CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              Predecessor
                                                       -------------------------
                                         Period from   Period from
                            Year Ended  November 19 to January 1 to  Year Ended
                           December 31,  December 31,  November 18, December 31,
                               1999          1998          1998         1997
                           ------------ -------------- ------------ ------------
                                   (In millions, except per share data)
Net sales................    $ 4,341         $465        $ 4,254      $ 4,696
Costs and expenses
  Cost of goods sold.....      3,755          433          3,904        4,340
  Selling and
   administrative
   expenses..............        389           47            502          445
                             -------         ----        -------      -------
    Income (loss) from
     operations..........        197          (15)          (152)         (89)
Other income (expense)
  Interest expense, net..       (340)         (45)          (407)        (441)
  Equity income (loss) of
   affiliates............         12            4            (92)         (71)
  Other, net.............         56            4           (186)          (4)
                             -------         ----        -------      -------
    Loss before income
     taxes and
     extraordinary item..        (75)         (52)          (837)        (605)
Benefit from income
 taxes...................                      16             88          200
                             -------         ----        -------      -------
  Loss before
   extraordinary item....        (75)         (36)          (749)        (405)
Extraordinary item
  Loss from early
   extinguishment of
   debt, net of income
   tax benefit of $1 in
   1999 and $7 in 1997...         (2)                                     (13)
                             -------         ----        -------      -------
    Net loss.............        (77)         (36)          (749)        (418)
Preferred stock
 dividends...............         (8)          (1)            (7)          (8)
                             -------         ----        -------      -------
    Net loss applicable
     to common shares....    $   (85)        $(37)       $  (756)     $  (426)
                             -------         ----        -------      -------
Basic earnings per common
 share
  Loss before
   extraordinary item....                                $ (7.43)     $ (4.16)
  Extraordinary item.....                                                (.13)
                             -------         ----        -------      -------
    Net loss.............                                $ (7.43)     $ (4.29)
                             -------         ----        -------      -------
Weighted average shares
 outstanding.............                                    102           99
                             -------         ----        -------      -------
Diluted earnings per
 common share
  Loss before
   extraordinary item....                                $ (7.43)     $ (4.16)
  Extraordinary item.....                                                (.13)
                             -------         ----        -------      -------
    Net loss.............                                $ (7.43)     $ (4.29)
                             -------         ----        -------      -------
Weighted average shares
 outstanding.............                                    102           99
                             =======         ====        =======      =======


                See notes to consolidated financial statements.

                          STONE CONTAINER CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   Stockholders' Equity
                                                              --------------------------------
                          Number of Shares                               Accumulated
                          ----------------                    Retained      Other
                          Preferred Common Preferred Common   Earnings  Comprehensive
                            Stock    Stock   Stock    Stock   (Deficit) Income (Loss)  Total
                          --------- ------ --------- -------  --------  ------------- --------
                                                    (In millions)
Predecessor
Balance at January 1,
 1997...................       5       99    $ 115   $   955  $   (53)     $ (221)    $    796
Comprehensive income
 (loss)
 Net loss...............                                         (418)                    (418)
 Other comprehensive
  income (loss), net of
  tax
  Decrease in minimum
   pension liability....                                                        3            3
  Foreign currency
   translation
   adjustment...........                                                     (114)        (114)
                             ---     ----    -----   -------  -------      ------     --------
   Comprehensive income
    (loss)..............                                         (418)       (111)        (529)
Amortization of
 restricted stock plan..                                            1                        1
Subsidiary issuance of
 stock..................                                  11                                11
Preferred stock
 dividends ($0.4375 per
 share).................                                           (2)                      (2)
                             ---     ----    -----   -------  -------      ------     --------
Balance at December 31,
 1997...................       5       99      115       966     (472)       (332)         277
Comprehensive income
 (loss)
 Net loss...............                                         (749)                    (749)
 Other comprehensive
  income (loss), net of
  tax
  Increase in minimum
   pension liability....                                                      (21)         (21)
  Foreign currency
   translation
   adjustment...........                                                      (76)         (76)
                             ---     ----    -----   -------  -------      ------     --------
   Comprehensive income
    (loss)..............                                         (749)        (97)        (846)
Debt conversion to
 common stock...........                5                 59                                59
Exercise of stock
 options and issuance of
 common stock under
 deferred benefit plan..                1                  8                                 8
                             ---     ----    -----   -------  -------      ------     --------
Balance at November 18,
 1998...................       5      105      115     1,033   (1,221)       (429)        (502)
Effect of Merger
 Retire predecessor
  common equity.........             (105)            (1,033)   1,221         429          617
 Excess of purchase
  price over common
  stock.................                       (37)    2,245                             2,208
 Issuance of common
  stock.................              110
Comprehensive income
 (loss)
 Net loss...............                                          (36)                     (36)
 Other comprehensive
  income (loss), net of
  tax
  Foreign currency
   translation
   adjustment...........                                                        3            3
                             ---     ----    -----   -------  -------      ------     --------
   Comprehensive income
    (loss)..............                                          (36)          3          (33)
Capital contribution
 from SSCC..............                                 300                               300
                             ---     ----    -----   -------  -------      ------     --------
Balance at December 31,
 1998...................       5      110       78     2,545      (36)          3        2,590
Comprehensive income
 (loss)
 Net loss...............                                          (77)                     (77)
 Other comprehensive
  income (loss), net of
  tax
  Unrealized holding
   gain on marketable
   securities...........                                                        3            3
  Foreign currency
   translation
   adjustment...........                                                      (10)         (10)
                             ---     ----    -----   -------  -------      ------     --------
   Comprehensive income
    (loss)..............                                          (77)         (7)         (84)
                             ---     ----    -----   -------  -------      ------     --------
Balance at December 31,
 1999...................       5      110    $  78   $ 2,545  $  (113)     $   (4)    $ (2,506)
                             ===     ====    =====   =======  =======      ======     ========



                See notes to consolidated financial statements.

                          STONE CONTAINER CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Predecessor
                                                     -------------------------
                                       Period from   Period from
                          Year Ended  November 19 to January 1 to  Year Ended
                         December 31,  December 31,  November 18, December 31,
                             1999          1998          1998         1997
                         ------------ -------------- ------------ ------------
                                             (In millions)
Cash flows from
 operating activities
  Net loss..............    $ (77)        $ (36)        $(749)       $(418)
  Adjustments to
   reconcile net loss to
   net cash provided by
   (used for) operating
   activities:
    Extraordinary loss
     from early
     extinguishment of
     debt...............        3                                       13
    Depreciation and
     amortization.......      296            34           239          302
    Amortization of
     deferred debt
     issuance costs.....        4                          19           20
    Deferred income
     taxes..............      (17)          (21)         (106)        (217)
    Noncash employee
     benefits...........        1             4             5           (1)
    Foreign currency
     transaction (gains)
     losses.............       (7)           (4)           24           11
    Equity (income) loss
     of affiliates......      (12)           (4)           92           71
    Writedown of
     investments in
     nonconsolidated
     affiliates.........                                  155
    Gain on sale of
     assets.............      (39)                        (37)
  Change in current
   assets and
   liabilities, net of
   effects from
   acquisitions and
   dispositions
    Receivables.........     (166)           77            65         (131)
    Inventories.........       23                         111            3
    Prepaid expenses and
     other current
     assets.............       51           (12)           22           11
    Accounts payable and
     other current
     liabilities........      104           (48)           49           (4)
    Interest payable....      (17)           24           (29)          10
    Income taxes........       (3)                        (10)           5
    Other, net..........      (72)           (2)          134           66
                            -----         -----         -----        -----
      Net cash provided
       by (used for)
       operating
       activities.......       72            12           (16)        (259)
                            -----         -----         -----        -----
Cash flows from
 investing activities
  Property additions....      (87)          (22)         (145)        (137)
  Investments in and
   advances to
   affiliates, net......                                  (74)         (13)
  Proceeds from sales of
   assets...............      544                         252            7
  Net proceeds from sale
   of receivables.......      226
  Other, net............                                    2          (31)
                            -----         -----         -----        -----
      Net cash provided
       by (used for)
       investing
       activities.......      683           (22)           35         (174)
                            -----         -----         -----        -----
Cash flows from
 financing activities
  Debt repayments.......     (657)         (463)         (323)        (492)
  Borrowings............                     61           453          950
  Net repayments under
   accounts receivable
   securitization
   program..............     (226)
  Deferred debt issuance
   costs................                     (9)           (4)         (18)
  Capital contribution
   from SSCC............                    300
  Proceeds from issuance
   of common stock......                                    2
  Cash dividends........                                                (2)
                            -----         -----         -----        -----
      Net cash provided
       by (used for)
       financing
       activities.......     (883)         (111)          128          438
                            -----         -----         -----        -----
      Effect of exchange
       rate changes on
       cash.............        4                          (2)          (5)
                            -----         -----         -----        -----
Increase (decrease) in
 cash and cash
 equivalents............     (124)         (121)          145
Cash and cash
 equivalents
  Beginning of period...      137           258           113          113
                            -----         -----         -----        -----
  End of period.........    $  13         $ 137         $ 258        $ 113
                            =====         =====         =====        =====

                See notes to consolidated financial statements.

                          STONE CONTAINER CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Tabular amounts in millions, except per share data)

1. Significant Accounting Policies

   Basis of Presentation: Stone Container Corporation ("Stone"), hereafter referred to as the "Company," is a wholly-owned subsidiary of Smurfit-Stone Container Corporation ("SSCC"), which was formerly known as Jefferson Smurfit Corporation ("JSC"). On November 18, 1998 Stone was merged with a wholly-owned subsidiary of SSCC (the "Merger"). The Merger was accounted for as a purchase business combination and, accordingly, purchase accounting adjustments, including goodwill, have been pushed down and are reflected in these financial statements subsequent to November 18, 1998. The financial statements for periods ended before November 18, 1998, were prepared using Stone's historical basis of accounting and are designated as "Predecessor". The comparability of operating results for the Predecessor periods and the periods subsequent to the Merger date are affected by the purchase accounting adjustments.

   Nature of Operations: The Company's major operations are in paper products and industrial bags. The Company's paperboard mills procure virgin and recycled fiber and produce paperboard for conversion into corrugated containers and industrial bags at Company-owned facilities and third-party converting operations. Paper product customers represent a diverse range of industries including paperboard and paperboard packaging, wholesale trade, retailing and agri-business. Customers and operations are located throughout the world. Credit is extended to customers based on an evaluation of their financial condition.

   Principles of Consolidation: The consolidated financial statements include the accounts of the Company and majority-owned and controlled subsidiaries. Investments in majority-owned affiliates where control does not exist and non-majority owned affiliates are primarily accounted for under the equity method. Significant intercompany accounts and transactions are eliminated in consolidation.

   Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents of $41 million were pledged at December 31, 1998 as collateral for obligations associated with the accounts receivable securitization program (See Note 6). No amounts were pledged at December 31, 1999 due to the implementation of a new accounts receivable securitization program (See Note 3).

   Revenue Recognition: Revenue is recognized at the time products are shipped to external customers.

   Inventories: Inventories are valued at the lower of cost or market, under the last-in, first-out ("LIFO") method except for $186 million in 1999 and $261 million in 1998, which are valued at the lower of average cost or market. First- in, first-out ("FIFO") costs (which approximate replacement costs) exceed the LIFO value by $12 million at December 31, 1999. As of the Merger date, inventories were recorded at fair value in the purchase price allocation, consequently LIFO approximated FIFO at December 31, 1998.

   Net Property, Plant and Equipment: Based upon final appraisal results, property, plant and equipment were recorded at fair market value on the date of the Merger. These assets were assigned remaining useful lives of 18 years for papermill machines and 12 years for major converting equipment (See Note 2). The costs of additions, improvements and major replacements are capitalized, while maintenance and repairs are charged to expense as incurred. Provisions for depreciation and amortization are made using straight-line rates over the estimated useful lives of the related assets and the terms of the applicable leases for leasehold improvements.

   Timberland, less Timber Depletion: Timberland is stated at cost less accumulated cost of timber harvested. The portion of the costs of timberland attributed to standing timber is charged against income as timber is cut, at rates determined annually, based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The costs of seedlings and reforestation of timberland are capitalized.

                          STONE CONTAINER CORPORATION

   Goodwill: The excess of cost over the fair value assigned to the net assets acquired is recorded as goodwill and is being amortized using the straight-line method over 40 years.

   Deferred Debt Issuance Costs: Deferred debt issuance costs included in other assets are amortized over the terms of the respective debt obligations using the interest method.

   Long-lived Assets: In accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," long-lived assets held and used by the Company and the related goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

   Income Taxes: The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases (See
Note 8).

   Foreign Currency Translation: The functional currency for the majority of the Company's foreign operations is the applicable local currency. Accordingly, assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. Translation gains or losses are included within stockholders' equity as part of Accumulated Other Comprehensive Income. Foreign currency transaction gains or losses are credited or charged to income. The functional currency for foreign operations operating in highly inflationary economies is the U.S. dollar and any gains or losses are credited or charged to income.

   Financial Instruments: The Company periodically enters into interest rate swap agreements that involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. If an arrangement is replaced by another instrument and no longer qualifies as a hedge instrument, then it is marked to market and carried on the balance sheet at fair value. Gains and losses realized upon settlement of these agreements are deferred and amortized to interest expense over a period relevant to the agreement if the underlying hedged instrument remains outstanding, or immediately if the underlying hedged instrument is settled.

   Transfers of Financial Assets: The Company accounts for transfers of financial assets in accordance with SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, financial assets transferred to qualifying special-purpose entities and the liabilities of such entities are not reflected in the consolidated financial statements of the Company (See Note 3).

   Employee Stock Options: Accounting for stock-based plans is in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" (See Note 11).

   Environmental Matters: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Reserves for environmental liabilities are established in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The Company records a liability at the time when it is probable and

                          STONE CONTAINER CORPORATION
can be reasonably estimated. Such liabilities are not discounted or reduced for potential recoveries from insurance carriers.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications: Certain reclassifications of prior year presentations have been made to conform to the 1999 presentation.

   Start-up Costs: In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities," which requires that costs related to start-up activities be expensed as incurred. Prior to 1998, the Company capitalized certain costs to open new plants or to start new production processes. As a result of the Merger, unamortized start-up costs were written off in the purchase price allocation.

   Computer Software-Internal Use: In March 1998, the AICPA issued SOP 98-1, "Accounting for Computer Software Developed or Obtained For Internal Use." SOP 98-1 is effective beginning on January 1, 1999 and requires that certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use must be capitalized. The adoption of SOP 98-1 did not have a material effect on the 1999 financial statements.

   Prospective Accounting Pronouncements: In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is currently assessing what the impact of SFAS No. 133 will be on the Company's future earnings and financial position.

2. Merger and Restructuring

   Under the terms of the Merger, each share of the Company's common stock was exchanged for the right to receive .99 of one share of SSCC common stock. A total of 104 million shares of SSCC common stock were issued in the Merger resulting in a total purchase price (including the fair value of stock options and related fees) of approximately $2,245 million. The Merger was accounted for as a purchase business combination and, accordingly, the cost to acquire the Company was preliminarily allocated to the assets acquired and liabilities assumed according to their estimated fair values. The purchase price allocation was completed during the fourth quarter of 1999, and includes adjustments for the final appraisals on property, plant and equipment and investments in non-consolidated affiliates, resulting in a decrease in valuations of $726 million and $38 million, respectively; the resolution of litigation related to the Company's investment in Florida Coast Paper Company L.L.C ("FCPC") and Stone Savannah River Pulp and Paper Corporation ("SSR"); the shutdown of converting facilities; and the related deferred taxes. The final allocation resulted in acquired goodwill of $3,202 million, which is being amortized on a straight-line basis over 40 years.

   In October 1999, FCPC and a committee representing the holders of the FCPC secured debt filed a bankruptcy reorganization plan to resolve all matters relating to the bankruptcies of the FCPC Companies. In January 2000, the plan was confirmed and consummated and the Company paid approximately $123 million to satisfy the claims of creditors of FCPC, the Company received title to the FCPC mill, and all claims under the Output Purchase Agreement, as well as any obligations of the Company involving FCPC or its affiliates, were

                          STONE CONTAINER CORPORATION
released and discharged. In addition, Four M Corporation ("Four M") issued $25 million of convertible preferred stock to the Company in connection with the consummation of the plan (See Note 17).

   The litigation related to the Company's purchase of the common stock of SSR was settled for cash payments of approximately $32 million during the third quarter of 1999.

   Included in the allocation of the cost to acquire the Company is the adjustment to fair value of property and equipment associated with the permanent shutdown of certain containerboard mill and pulp mill facilities, liabilities for the termination of certain Company employees, and liabilities for long-term commitments. The assets at these facilities were recorded at their estimated fair value less cost to sell based upon appraisals. The terminated employees included approximately 550 employees at these mill facilities and 200 employees in the corporate office. These employees were terminated in December 1998. The facilities were shut down during 1998 and the Company is in the process of either selling or dismantling these facilities. The long-term commitments consist of lease commitments and funding commitments on debt guarantees that are associated with the shutdown of the containerboard mill and pulp mill facilities or other investments in which the Company will no longer participate as a result of its merger plan.

   During 1999, the Company permanently closed five converting facilities. Included in the purchase price allocation for these facilities are the adjustments to fair value of property, plant and equipment less the costs to sell, liabilities for the termination of employees, and liabilities for long-term commitments, primarily leases. Approximately 500 employees were terminated in 1999. The amounts associated with these closures are included in the following table of exit liabilities as part of the 1999 adjustments.

   The following is a summary of the exit liabilities recorded in the allocation of the purchase price:

                                          Balance at                      Balance at
                         Opening           Dec. 31,                        Dec. 31,
                         Balance Payments    1998    Payments Adjustments    1999
                         ------- -------- ---------- -------- ----------- ----------
Severance...............  $ 14     $ (4)     $ 10      $(13)     $  8        $  5
Lease commitments.......    38       (1)       37        (6)        8          39
Settlement of FCPC
 litigation.............    37                 37        (1)       87         123
Other commitments.......    19       (6)       13        (2)        4          15
Mill closure costs......     9                  9        (7)       (1)          1
                          ----     ----      ----      ----      ----        ----
                          $117     $(11)     $106      $(29)     $106        $183
                          ====     ====      ====      ====      ====        ====

   Future cash outlays under the exit liabilities are anticipated to be $149 million in 2000 (including the $123 million FCPC settlement), $7 million in 2001, $7 million in 2002, and $20 million thereafter.

   In addition, the Company is continuing to evaluate all areas of its business in connection with its merger integration,including the identification of additional converting facilities that might be closed.

3. Stone Receivables Securitization Program

   On October 15, 1999, the Company entered into a new six-year $250 million accounts receivable securitization program whereby the Company sells, without recourse, on an ongoing basis, certain of its accounts receivable to Stone Receivables Corporation ("SRC"), a wholly-owned non-consolidated subsidiary of the Company. SRC transfers the receivables to a trust for which it has sold beneficial interest to third-party investors. The Company retained a junior interest in the trust which has been classified as accounts receivable in the accompanying consolidated balance sheets.

                          STONE CONTAINER CORPORATION

   SRC is a qualified special-purpose entity under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, accounts receivable sold to SRC for which the Company did not retain an interest are not included in the Company's consolidated balance sheets.

   At December 31, 1999, $304 million of accounts receivable had been sold under the program, of which $79 million was retained by the Company as a junior interest and recorded as an accounts receivable in the accompanying consolidated balance sheets.

4. Net Property, Plant and Equipment

   Net property, plant and equipment at December 31 consists of:

                                                                  1999    1998
                                                                 ------  ------
   Land......................................................... $   67  $   84
   Buildings and leasehold improvements.........................    249     499
   Machinery, fixtures and equipment............................  2,901   3,336
   Construction in progress.....................................     87     105
                                                                 ------  ------
                                                                  3,304   4,024
   Less accumulated depreciation and amortization...............   (215)    (27)
                                                                 ------  ------
     Net property, plant and equipment.......................... $3,089  $3,997
                                                                 ======  ======

   Property, plant and equipment was adjusted by $726 million in the final purchase price allocation (See Note 2). Depreciation expense was $225 million in 1999, $26 million for the period from November 19 to December 31, 1998, $212 million for the period from January 1 to November 18, 1998 and $260 million in 1997. Property, plant and equipment includes capitalized leases of $18 million and $14 million and related accumulated amortization of $2 million and $.2 million at December 31, 1999 and 1998, respectively.

5. Non-Consolidated Affiliates

   The Company has several non-consolidated affiliates that are engaged in paper and packaging operations in North America, South America and Europe. Investments in majority-owned affiliates where control does not exist and non majority-owned affiliates are accounted for under the equity method.

   On April 4, 1997, the Company's then 90% owned subsidiary, Stone Venepal (Celgar) Pulp, Inc. ("SVCPI") acquired the remaining 50% interest in the Celgar pulp mill (the "Celgar Mill") located in Castlegar, British Columbia from CITIC B.C., Inc. ("CITIC") in exchange for assuming $273 million of the Celgar Mill's indebtedness owed by CITIC, after which the Company included SVCPI in its consolidated results. On June 26, 1997, the Company sold half of its ownership in SVCPI to Celgar Investments, Inc., a 49% owned affiliate of the Company. Following the sale, the Company retained a 45% direct voting interest in the stock of SVCPI and began accounting for its interest in SVCPI under the equity method of accounting. As a result of the deconsolidation, the $538 million in related indebtedness was no longer included in the Company's consolidated debt total. On July 23, 1998 SVCPI filed for bankruptcy protection. SVCPI's lenders and creditors have no recourse against the Company. As a result of the bankruptcy filing, the Company recorded a loss in the second quarter of 1998 to write-off the Company's investment in SVCPI of $67 million.

   On May 30, 1997, Stone-Consolidated Corporation ("Stone-Consolidated"), an affiliate of the Company, and Abitibi-Price Inc. amalgamated to form Abitibi. For U.S. GAAP purposes, the combination of Stone-Consolidated and Abitibi-Price Inc. was accounted for under the purchase method of accounting, as the

                          STONE CONTAINER CORPORATION
acquisition of Abitibi-Price Inc. by Stone-Consolidated. Following the amalgamation, the Company owned approximately 25% of the common stock of Abitibi and accounted for its interest in this Canadian affiliate under the equity method of accounting. Effective with the amalgamation, the Company recorded a credit of $11 million to common stock related to the excess of the market value per common share over the carrying value of its investment per common share. Additionally, the Company reported a non-cash extraordinary charge of $13 million, net of tax, representing its share of a loss from the early extinguishment of debt incurred by Stone-Consolidated. Abitibi had sales of $2,313 million in 1998. During 1999, the Company sold its interest in Abitibi and recorded a $39 million gain.

   Due to the continued operating losses and deteriorating financial liquidity conditions experienced in the second half of 1998, the Company recorded impairment charges of $32 million and $56 million related to its investments in Venepal S.A.C.A. ("Venepal") and Financiere Carton Papier ("FCP"), respectively. Venepal is a publicly traded, Venezuelan based, manufacturer of paperboard and paper packaging products in which the Company owns a 20% interest. FCP is a privately held folding carton converting operation based in France that is 50% owned by the Company.

   The Company's significant non-consolidated affiliate at December 31, 1999 is Smurfit-MBI (formerly MacMillian Bathurst, Inc.), a Canadian corrugated container company, in which the Company owns a 50% interest. The remaining 50% interest is owned by an affiliate of Jefferson Smurfit Group plc. Smurfit-MBI had net sales of $389 million and $351 million in 1999 and 1998, respectively.

   Combined summarized financial information for all of the Company's non-consolidated affiliates that are accounted for under the equity method of accounting is presented as follows:

                                                                   Predecessor
                                                                   ------------
                                                     Period from   Period from
                                                    November 19 to January 1 to
                                                     December 31,  November 18,
                                               1999      1998          1998
                                               ---- -------------- ------------
   Results of operations (a)
     Net sales................................ $628      $380         $3,219
     Cost of sales............................  540       351          2,528
     Income (loss) before income taxes,
      minority interest and extraordinary
      charges.................................   32       (56)          (312)
     Net income (loss)........................   31       (43)          (261)

                                                       December 31, December 31,
                                                           1999         1998
                                                       ------------ ------------
   Financial position:
     Current assets...................................     $154        $  960
     Non-current assets...............................      136         4,224
     Current liabilities..............................      101           773
     Non-current liabilities..........................      106         1,972
     Stockholders' equity.............................       84         2,439

--------
(a) Includes results of operations for each of the Company's affiliates for the period it was accounted for under the equity method.

                          STONE CONTAINER CORPORATION

6. Long-term Debt

   Long-term debt as of December 31 is as follows:

                                                                    1999   1998
                                                                    ----- ------
   Bank Credit Facilities
   Tranche B Term Loan, payable in various installments through
    April 1, 2000.................................................  $     $  368
   Tranche C Term Loan (9.5% weighted average variable rate),
    payable in various installments through October 1, 2003.......    181    194
   Tranche D Term Loan (9.5% weighted average variable rate),
    payable in various installments through October 1, 2003.......    173    185
   Tranche E Term Loan (9.5% weighted average variable rate),
    payable in various installments through October 1, 2003.......    234    248
   Revolving credit facility (10.6% weighted average rate), due
    December 31, 2000.............................................     93    161
   Europa Carton AG (a wholly-owned German subsidiary) 7.96% term
    loan, denominated in German DMs, payable in March 2003........     22     49
   4.98% to 7.96% term loans, denominated in foreign currencies,
    payable in varying amounts through 2004.......................     18     30
                                                                    ----- ------
                                                                      721  1,235
   Accounts Receivable Securitization Program Borrowings
   Stone accounts receivable securitization program term loans
    (6.2% weighted average variable rate), due December 15, 2000..           210
   Senior Notes
   10.75% first mortgage notes, due October 1, 2002 (plus
    unamortized premium of $13 and $18)...........................    513    518
   8.45% mortgage notes, payable in monthly installments through
    August 1, 2007 and $69 on September 1, 2007...................     81     82
   9.875% unsecured senior notes, due February 1, 2001 (plus
    unamortized premium of $3 and $7).............................    562    578
   11.5% unsecured senior notes, due October 1, 2004 (plus
    unamortized premium of $10 and $12)...........................    210    212
   11.5% unsecured senior notes, due August 15, 2006 (plus
    unamortized premium of $5 and $6)                                 205    206
   12.58% rating adjustable unsecured senior notes, due August 1,
    2016 (plus unamortized premium of $2 and $2)..................    127    127
                                                                    ----- ------
                                                                    1,698  1,723
   Other Debt
   Fixed rate utility systems and pollution control revenue bonds
    (fixed rates ranging from 6.0% to 9.0%), payable in varying
    annual sinking fund payments through 2027.....................    235    238
   Other (including obligations under capitalized leases of $9 and
    $7)...........................................................     22     30
                                                                    ----- ------
                                                                      257    268

                          STONE CONTAINER CORPORATION

                                                                 1999    1998
                                                                ------  ------
   Subordinated Debt
   10.75% senior subordinated debentures and 1.5% supplemental interest certificates, due on April 1, 2002 (less
    unamortized discount of $3 and $5)........................     244     270
   10.75% senior subordinated debentures, due April 1, 2002...     200     200
   11.0% senior subordinated notes, due August 15, 1999 (plus
    unamortized premium of $1 at December 31, 1998)...........             120
   6.75% convertible subordinated debentures (convertible at
    $34.28 per share), due February 15, 2007 (less unamortized
    discount of $8 and $8)....................................      37      37
                                                                ------  ------
                                                                   481     627
                                                                ------  ------
     Total debt...............................................   3,157   4,063
   Less current maturities....................................    (162)   (161)
                                                                ------  ------
     Long-term debt...........................................  $2,995  $3,902
                                                                ======  ======

   The amounts of total debt outstanding at December 31, 1999 maturing during the next five years are as follows:

   2000.................................................................... $162
   2001....................................................................  603
   2002....................................................................  992
   2003....................................................................  551
   2004....................................................................  220
   Thereafter..............................................................  629

 Bank Credit Facilities

   The Company has a bank credit agreement which provides for four secured senior term loans (Tranche B, Tranche C, Tranche D, and Tranche E Term Loans), aggregating $588 million at December 31, 1999 which mature through October 1, 2003 and a $560 million senior secured revolving credit facility, of which up to $62 million may consist of letters of credit, maturing December 31, 2000 (collectively the "Credit Agreement"). The Company pays a .5% commitment fee on the unused portions of its revolving credit facility. At December 31, 1999, the unused portion of this facility, after giving consideration to outstanding letters of credit, was $447 million.

   On November 18, 1998, the Company and its bank group amended and restated the Credit Agreement to, among other things, (i) extend the maturity date on the Tranche B Term Loan $190 million payment due on October 1, 1999 to April 1, 2000, (ii) extend the maturity date of the revolving credit facility to April 1, 2000 and to provide a further extension to December 31, 2000 upon repayment of the Tranche B Term Loan on or before its maturity date of April 1, 2000,
(iii) permit the use of the net proceeds from the sale of the Snowflake mill to repay a portion of the Company's 11.875% Senior Notes due December 1, 1998,
(iv) permit the Merger, and (v) ease certain financial covenants. On April 23, 1999, the Company repaid all outstanding amounts under the Tranche B Term Loan with proceeds from the sale of Abitibi.

   The Credit Agreement (as amended) contains various covenants and restrictions including, among other things, (i) limitations on dividends, redemptions and repurchases of capital stock, (ii) limitations on the incurrence of indebtedness, liens, leases and sale-leaseback transactions,
(iii) limitations on capital expenditures, and (iv) maintenance of certain financial covenants. The Credit Agreement also requires prepayments of the term loans if the Company has excess cash flows, as defined, or receives proceeds from

                          STONE CONTAINER CORPORATION
certain asset sales, insurance, issuance of certain equity securities or incurrence of certain indebtedness. Current maturities include $43 million of excess cash flow payments due prior to April 5, 2000. Any prepayments are allocated against the term loan amortization in inverse order of maturity.

   During January 1999, the Company obtained a waiver from its bank group for relief from certain financial covenant requirements under the Credit Agreement as of December 31, 1998. Subsequently, on March 23, 1999 the Company and its bank group amended the Credit Agreement to ease certain quarterly financial covenant requirements for 1999.

   At December 31, 1999, borrowings and accrued interest outstanding under the Credit Agreement were secured by a security interest in substantially all of the assets of the Company and 65% of the stock of its Canadian subsidiary. The security interest excludes cash, cash equivalents, certain trade receivables, five paper mills and the land and buildings of the corrugated container plants.

 Accounts Receivable Securitization Program Borrowings

   On October 15, 1999, the Company entered into an accounts receivable securitization program, which qualified for SFAS No. 125 (See Note 3). Proceeds from this securitization program were used to repay borrowings outstanding under its prior $210 million accounts receivable securitization program.

 Senior Notes

   The Company's senior notes (the "Senior Notes"), aggregating $1,698 million at December 31, 1999, are redeemable in whole or in part at the option of the Company at various dates, at par plus a weighted average premium of 2.57%. The Merger constituted a "Change of Control" under the Senior Notes and the Company's $481 million outstanding senior subordinated debentures (the "Senior Subordinated Debentures"). As a result, the Company is required, subject to certain limitations, to offer to repurchase the Senior Notes and the Senior Subordinated Debentures at a price equal to 101% of the principal amount, together with accrued interest. However, because the Credit Agreement prohibits the Company from making an offer to repurchase the Senior Notes and the Senior Subordinated Debentures, the Company could not make the offer. Although the terms of the Senior Notes refer to an obligation to repay the bank debt or obtain the consent of the bank lenders to such repurchase, the terms do not specify a deadline, if any, following the Merger for repayment of bank debt or obtaining such consent. The Company intends to actively seek commercially acceptable sources of financing to repay the outstanding indebtedness under the Credit Agreement or alternative financing arrangements which would cause the bank lenders to consent to the repurchase. There can be no assurance that the Company will be successful in obtaining such financing or consents.

   In the event the Company does not maintain the minimum Subordinated Capital Base (as defined) of $1 billion for two consecutive quarters, the indentures governing the Senior Notes require the Company to semiannually offer to purchase 10% of such outstanding indebtedness at par until the minimum Subordinated Capital Base is attained. In the event the Credit Agreement prohibits such an offer to repurchase, the interest rate on the Senior Notes is increased by 50 basis points per semiannual coupon period up to a maximum of 200 basis points until the minimum Subordinated Capital Base is attained. The Company's Subordinated Capital Base (as defined) was $2,998 million and $3,096 million at December 31, 1999 and December 31, 1998, respectively; however, it was below the $1 billion minimum at September 30, June 30, and March 31, 1998. In April 1998, the Company offered to repurchase 10% of the outstanding Senior Notes. Approximately $1 million of such indebtedness was redeemed under this offer. Effective February 1, 1999 the interest rates on the 9.875% Senior Notes due February 1, 2001 and 12.58% Senior Notes due August 1, 2016 were increased by 50 basis points. Effective February 15, 1999 the interest rate on the 11.5% Senior Notes due August 15, 2006 was also increased 50 basis points. The interest rates on all of the Senior Notes returned to the original interest rate on April 1, 1999 due to the Company's Subordinated Capital Base exceeding the minimum on December 31, 1998.

                          STONE CONTAINER CORPORATION

   The 10.75% first mortgage notes are secured by the assets at four of the Company's containerboard mills. The 8.45% mortgage notes are secured by the land and buildings comprising 37 of the Company's corrugated container plants.

 Subordinated Debt

   The Company's Senior Subordinated Debentures, aggregating $481 million, are redeemable as of December 31, 1999, in whole or in part at the option of the Company at par plus a weighted average premium of .16%.

   In the event the Company does not maintain a minimum Net Worth, as defined, of $500 million, for two consecutive quarters, the interest rate on the 10.75% senior subordinated debentures and 11% senior subordinated indentures will be increased by 50 basis points per semiannual coupon period up to a maximum amount of 200 basis points, until the minimum Net Worth is attained. The Company's Net Worth (as defined) was $2,506 million and $2,590 million at December 31, 1999 and December 31, 1998, respectively, however, it was below the $500 million minimum at September 30, June 30 and March 31, 1998. The interest rate on the 11.0% senior subordinated debentures was increased 50 basis points on August 15, 1998 and 50 basis points on February 15, 1999. The interest rate on the 10.75% senior subordinated debentures was increased 50 basis points on October 1, 1998. The interest rate on all of the Company's Senior Subordinated Debentures returned to the original interest rate on April 1, 1999, due to the Company's Net Worth exceeding the minimum at December 31, 1998.

   On August 15, 1999, the Company repaid its $120 million 11.0% Senior Subordinated Debentures at maturity with borrowings under its revolving credit facility.

 Other

   Interest costs capitalized on construction projects was $1 million for 1999, zero for the period from November 19 to December 31, 1998, $2 million for the period from January 1 to November 18, 1998 and $3 million in 1997. Interest payments on all debt instruments were $369 million for 1999, $22 million for the period from November 19 to December 31, 1998, $424 million for the period from January 1 to November 18, 1998 and $424 million in 1997.

7. Leases

   The Company leases certain facilities and equipment for production, selling and administrative purposes under operating leases. Future minimum rental commitments (exclusive of real estate taxes and other expenses) under operating leases having initial or remaining non-cancelable terms in excess of one year, excluding lease commitments on closed facilities, are reflected below:

   2000................................................................... $ 70
   2001...................................................................   53
   2002...................................................................   43
   2003...................................................................   36
   2004...................................................................   29
   Thereafter.............................................................   73
                                                                           ----
     Total minimum lease payments......................................... $304
                                                                           ====

   Net rental expense for operating leases, including leases having a duration of less than one year, was approximately $106 million in 1999, $15 million for the period from November 19 to December 31, 1998, $106 million for the period from January 1 to November 18, 1998, and $114 million in 1997.

                          STONE CONTAINER CORPORATION

8. Income Taxes

   Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                                               1999     1998
                                                              -------  -------
Deferred tax liabilities
  Property, plant and equipment and timberland............... $  (951) $(1,287)
  Inventory..................................................     (15)      19
  Prepaid pension costs......................................     (11)     (11)
  Investment in affiliate....................................     (45)     (57)
  Other......................................................     (69)     (29)
                                                              -------  -------
    Total deferred tax liabilities...........................  (1,091)  (1,365)
                                                              -------  -------
Deferred tax assets
  Employee benefit plans.....................................     105      136
  Net operating loss, alternative minimum tax and tax credit
   carryforwards.............................................     558      456
  Deferred gain..............................................      29       23
  Purchase accounting liabilities............................     132      103
  Deferred debt issuance costs...............................      48       52
  Other......................................................      69       77
                                                              -------  -------
    Total deferred tax assets................................     941      847
  Valuation allowance for deferred tax asset.................    (198)    (198)
                                                              -------  -------
    Net deferred tax assets..................................     743      649
                                                              -------  -------
    Net deferred tax liabilities............................. $  (348) $  (716)
                                                              =======  =======

   At December 31, 1999, the Company had approximately $1,337 million of net operating loss carryforwards for U. S. Federal income tax purposes that expire from 2009 through 2019, with a tax value of $468 million. A valuation allowance of $152 million has been established for a portion of these deferred tax assets. Further, the Company had net operating loss carryforwards for state purposes with a tax value of $68 million, which expire from 2000 through 2019. A valuation allowance of $46 million has been established for a portion of these deferred tax assets. The Company had approximately $22 million of alternative minimum tax credit carryforwards for U.S. federal tax purposes, which are available indefinitely.

                          STONE CONTAINER CORPORATION

   Benefit from income taxes on loss before income taxes and extraordinary item as follows:

                                                                 Predecessor
                                                              -----------------
                                                Period from   Period from
                                               November 19 to January 1 to
                                                December 31,  November 18,
                                         1999       1998          1998     1997
                                         ----  -------------- ------------ ----
Current
  Federal............................... $          $             $        $  4
  Foreign...............................  (19)       (5)           (18)     (21)
                                         ----       ---           ----     ----
    Total current expense...............  (19)       (5)           (18)     (17)
Deferred
  Federal...............................   24        15            121      166
  State and local.......................    2         3            (34)      30
  Foreign...............................   (7)        3             19       21
                                         ----       ---           ----     ----
    Total deferred benefit..............   19        21            106      217
                                         ----       ---           ----     ----
      Total benefit from income taxes... $          $16           $ 88     $200
                                         ====       ===           ====     ====

   The Company's benefit from income taxes differed from the amount computed by applying the statutory U.S. federal income tax rate to loss before income taxes and extraordinary item is as follows:

                                                                Predecessor
                                                             -----------------
                                               Period from   Period from
                                              November 19 to January 1 to
                                               December 31,  November 18,
                                        1999       1998          1998     1997
                                        ----  -------------- ------------ ----
U.S. federal income tax benefit at
 federal statutory rate................ $ 26       $18          $ 293     $212
Effect of valuation allowances on
 deferred tax assets, net of federal
 benefit...............................                          (151)      (9)
Unutilized capital loss................                           (36)
Permanent differences from applying
 purchase accounting...................  (26)       (3)
Permanently non-deductible expenses....  (1)                       (7)      (8)
Equity earnings of affiliates, net of
 tax...................................                           (30)     (19)
State income taxes, net of federal
 income tax effect.....................    2         2             22       19
Minimum taxes-foreign jurisdictions....                            (4)      (4)
Other-net..............................   (1)       (1)             1        9
                                        ----       ---          -----     ----
  Total benefit from income taxes...... $          $16          $  88     $200
                                        ====       ===          =====     ====

   The components of the loss before income taxes and extraordinary item are as follows:

                                                               Predecessor
                                                            ------------------
                                              Period from   Period from
                                             November 19 to January 1 to
                                              December 31,  November 18,
                                      1999        1998          1998     1997
                                      -----  -------------- ------------ -----
United States........................ $(128)      $(54)        $(405)    $(521)
Foreign..............................    53          2          (432)      (84)
                                      -----       ----         -----     -----
Loss before income taxes and
 extraordinary item.................. $ (75)      $(52)        $(837)    $(605)
                                      =====       ====         =====     =====

                          STONE CONTAINER CORPORATION

   The Company made income tax payments of $14 million in 1999, $6 million for the period from November 19 to December 31, 1998 and $27 million for the period from January 1 to November 18, 1998 and $13 million in 1997.

9. Employee Benefit Plans

 Defined Benefit Plans

   The Company participates in the SSCC sponsored noncontributory defined benefit pension plans covering substantially all employees. On December 31, 1998, the domestic defined benefit plans of the Company were merged with the defined benefit plans of Jefferson Smurfit Corporation (U.S.) ("JSC(U.S.)"), and assets of these plans are available to meet the funding requirements of the combined plans. The Company intends to fund its proportionate share of the future contributions based on the funded status of the Company's plan determined on an actuarial basis. Therefore, the plan asset information provided below is based on an actuarial estimate of assets and liabilities, excluding the effect of the plan merger, in order to be consistent with the presentation of the consolidated statements of operations and balance sheets.

   The benefit obligation, fair value of plan assets and the over funded status of the JSC(U.S.) defined benefit plans at December 31, 1999 were $957 million, $1,155 million and $198 million, respectively.

   Approximately 29% of the merged pension plan assets at December 31, 1999 are invested in cash equivalents or debt securities and 71% are invested in equity securities. Equity securities at December 31, 1999 include .7 million shares of SSCC common stock with a market value of approximately $18 million and 26 million shares of JS Group common stock having a market value of approximately $79 million. Dividends paid on JS Group common stock during 1999 were approximately $2 million.

   The Company sponsors noncontributory defined benefit pension plans for its foreign operations. Approximately 21% of the foreign pension plan assets at December 31, 1999, are invested in cash equivalents or debt securities and 79% are invested in equity securities.

 Postretirement Health Care and Life Insurance Benefits

   The Company provides certain health care and life insurance benefits for all salaried as well as certain hourly employees. The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation ("APBO") range from 5.25% to 6.50% at December 31, 1999, decreasing to the ultimate rate of 5.25%. The effect of a 1% increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1999 by $7 million and would have an immaterial effect on the annual net periodic postretirement benefit cost for 1999.

                          STONE CONTAINER CORPORATION

   As a result of the Merger, the Company recorded previously unrecognized actuarial gains and losses and prior service cost in its purchase price allocation. The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans:

                                                              Postretirement
                                      Defined Benefit Plans        Plans
                                      ----------------------  ----------------
                                         1999        1998      1999     1998
                                      ----------  ----------  -------  -------
Change in benefit obligation:
Benefit obligation at January 1...... $      778  $      708  $    73  $    72
Service cost.........................         22          21        1        1
Interest cost........................         52          49        5        5
Amendments...........................          5           1
Actuarial (gain) loss................        (60)         35       (2)       2
Plan participants' contributions.....          1                    2
Benefits paid........................        (36)        (32)      (6)      (6)
Foreign currency rate changes........         (8)         (4)       1       (1)
                                      ----------  ----------  -------  -------
Benefit obligation at December 31.... $      754  $      778  $    74  $    73
                                      ----------  ----------  -------  -------
Change in plan assets:
Fair value of plan assets at January
 1................................... $      504  $      468  $        $
Actual return on plan assets.........         51          56
Employer contributions...............         13          24
Benefits paid........................        (36)        (32)
Foreign currency rate changes........         10         (12)
                                      ----------  ----------  -------  -------
Fair value of plan assets at
 December 31......................... $      542  $      504  $        $
                                      ----------  ----------  -------  -------
Over (under) funded status:.......... $     (212) $     (274) $   (74) $   (73)
Unrecognized actuarial (gain) loss...        (98)        (29)      (2)
Unrecognized prior service cost......         10
                                      ----------  ----------  -------  -------
Net amount recognized................ $     (300) $     (303) $   (76) $   (73)
                                      ----------  ----------  -------  -------
Amounts recognized in the balance
 sheets:
Accrued pension liability............ $     (300) $     (303) $   (76) $   (73)
                                      ----------  ----------  -------  -------

   The weighted-average assumptions used in the accounting for the defined benefit plans and postretirement plans were:

                                                              Postretirement
                                      Defined Benefit Plans        Plans
                                      ----------------------  ----------------
                                         1999        1998      1999     1998
                                      ----------  ----------  -------  -------
Weighted discount rate:
  U.S. plans.........................       8.00%       7.00%    8.00%    7.00%
  Foreign plans...................... 6.50--8.00% 6.00--7.00%    8.00%    7.00%
Rate of compensation increase........ 3.00--4.50% 3.00--3.75%     N/A      N/A
Expected return on plan assets.......       9.50%       9.50%     N/A      N/A
Health care cost trend on covered
 charges.............................        N/A         N/A     6.50%    6.50%

                          STONE CONTAINER CORPORATION

   The components of net pension expense for the defined benefit plans and the components of the postretirement benefits costs follow:

                             Defined Benefit Plans

                                                                 Predecessor
                                                              -----------------
                                                Period from   Period from
                                               November 19 to January 1 to
                                                December 31,  November 18,
                                         1999       1998          1998     1997
                                         ----  -------------- ------------ ----
Service cost............................ $ 22       $ 2           $ 19     $ 19
Interest cost...........................   52         6             43       47
Expected return on plan assets..........  (47)       (5)           (44)     (43)
Net amortization and deferral...........   (1)                       9       10
Multi-employer plans....................    4                        5        5
                                         ----       ---           ----     ----
Net periodic benefit cost............... $ 30       $ 3           $ 32     $ 38
                                         ----       ---           ----     ----

                          Postretirement Benefit Plans

                                                                  Predecessor
                                                               -----------------
                                                 Period from   Period from
                                                November 19 to January 1 to
                                                 December 31,  November 18,
                                           1999      1998          1998     1997
                                           ---- -------------- ------------ ----
Service cost.............................. $ 1       $             $ 1      $ 1
Interest cost.............................   5         1             4        5
Net amortization and deferral.............                                    1
Multi-employer plans......................   1                       1
                                           ---       ---           ---      ---
Net periodic benefit cost................. $ 7       $ 1           $ 6      $ 7
                                           ---       ---           ---      ---

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $272 million, $262 million and $126 million, respectively, as of December 31, 1999 and $601 million, $534 million and $335 million as of December 31, 1998.

 Savings Plans

   The Company sponsors voluntary savings plans covering substantially all salaried and certain hourly employees. The Company match is paid in SSCC common stock, up to an annual maximum. The Company's expense for the savings plans totaled $8 million in 1999, $5 million in 1998, and an immaterial amount in 1997.

10. Preferred Stock

   The Company has approximately 4.6 million shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock, $.01 par value, (the "Preferred Stock") issued and outstanding. Each share of Preferred Stock is entitled to one vote on all matters submitted to a vote of the Company's common stockholders. The Preferred Stock is convertible, at the option of the holder, into shares of SSCC common stock at a conversion price of $34.28 (equivalent to a conversion rate of .729 shares of SSCC common stock

                          STONE CONTAINER CORPORATION
for each share of Preferred Stock), subject to adjustment based on certain events. The Preferred Stock may alternatively be exchanged, at the option of the Company, for new 7% Convertible Subordinated Exchange Debentures of the Company due February 15, 2007 in a principal amount equal to $25.00 per share of Preferred Stock so exchanged. Additionally, the Preferred Stock is redeemable at the option of the Company, in whole or in part, from time to time.

   The Company paid cash dividends of $.4375 per share on the Preferred Stock in 1997. No cash dividends were paid in 1999 and 1998. The declaration of dividends by the Board of Directors is subject to, among other things, certain restrictive provisions contained in the Credit Agreement, Senior Note Indentures and Senior Subordinated Indenture. Due to these restrictive provisions, the Company cannot declare or pay dividends on its Preferred Stock or common stock until the Company generates income or issues capital stock to replenish the dividend pool under various of its debt instruments and total Net Worth (as defined) equals or exceeds $750 million. At December 31, 1999, the dividend pool under the Senior Subordinated Indenture (which contains the most restrictive dividend pool provision) had a deficit of approximately $1,043 million and Net Worth (as defined) was $2.5 billion. Because more than ten quarterly dividends remain unpaid on the Preferred Stock, the holders of the Preferred Stock are currently entitled to elect two members to the Company's Board of Directors until the accumulated dividends on such Preferred Stock have been declared and paid or set apart for payment. The Company had accumulated dividend arrearages on the Preferred Stock of $22 million and $14 million at December 31, 1999 and 1998, respectively. The accumulated dividend arrearages on the preferred stock are payable upon their conversion, exchange or redemption.

11. Stock Option and Incentive Plans

   Prior to the Merger, the Company maintained incentive plans for selected employees. The Company's plans included incentive stock options and non-qualified stock options issued at prices equal to the fair market value of the Company's common stock at the date of grant which expire upon the earlier of 10 years from the date of grant or termination of employment, death, or disability. Effective with the Merger, options outstanding under the Company's plans were converted into options to acquire SSCC common stock, with the number of shares and exercise price being adjusted in accordance with the exchange ratio of .99 established in the Merger Agreement and all outstanding options under both the Company and SSCC plans became exercisable and fully vested.

   In November 1998, the Company's parent, SSCC, adopted the 1998 Long-Term Incentive Plan ("1998 Plan") and reserved 8.5 million shares of SSCC common stock for non-qualified stock options and performance awards. Certain employees of the Company are covered under the 1998 Plan. The options are exercisable at a price equal to the fair market value of SSCC's common stock at the date of grant and vest eight years after the date of grant subject to accelerations based upon the attainment of pre-established stock price targets. The options expire ten years after the date of grant.

   The Company and its parent have elected to continue to follow APB Opinion No. 25 to account for stock awards granted to employees. If the Company adopted SFAS No. 123 to account for stock awards granted to employees, the Company's net income for the period from November 19 to December 31, 1998 and the year ended December 31, 1999, based on a Black-Scholes option pricing model, would not have been materially different. The effects of applying SFAS No. 123 as described above may not be representative of the effects on reported net income for future years.

                          STONE CONTAINER CORPORATION

   Pro forma information for the Predecessor period regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options issued subsequent to December 31, 1994 under the fair value method. The pro forma net income information required by SFAS No. 123 is not likely to be representative of the effects on reported net income for future years. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                                 Predecessor
                                                              -----------------
                                                              Period from
                                                              January 1 to
                                                              November 18,
                                                                  1998     1997
                                                              ------------ ----
   Expected option life (years)..............................       7        7
   Risk-free weighted average interest rate..................     5.6%     6.6%
   Stock price volatility....................................      50%      51%
   Dividend yield............................................     0.0%     4.2%

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's unaudited pro forma information is as follows:

                                                               Predecessor
                                                           -------------------
                                                           Period from
                                                           January 1 to
                                                           November 18,
                                                               1998      1997
                                                           ------------ ------
   As Reported
     Net income (loss)....................................    $ (749)   $ (418)
     Basic earnings (loss) per share......................     (7.43)    (4.29)
     Diluted earnings (loss) per share....................     (7.43)    (4.29)


   Pro Forma
     Net income (loss)....................................    $ (753)   $ (423)
     Basic earnings (loss) per share......................     (7.46)    (4.34)
     Diluted earnings (loss) per share....................     (7.46)    (4.34)

   The weighted average fair values of options granted during 1998 and 1997 were $6.93 and $5.59 per share, respectively.

                          STONE CONTAINER CORPORATION

   Additional information relating to the Plans is as follows:

                                      Shares Under    Option    Weighted Average
                                         Option    Price Range   Exercise Price
                                      ------------ ------------ ----------------
Outstanding at January 1, 1997.......   3,750,536  $13.38-29.29      $19.23


  Granted............................   1,296,706         14.00       14.00
  Exercised..........................     (12,500)        13.38       13.38
  Cancelled..........................    (247,644)  13.38-29.29       23.28
                                       ----------
Outstanding at December 31, 1997.....   4,787,098   13.38-29.29       15.23


  Granted............................   1,617,870         11.75       11.75
  Exercised..........................    (180,616)  13.38-18.00       13.68
  Cancelled..........................    (125,328)  13.38-29.29       22.89
                                       ----------
Outstanding at November 18, 1998.....   6,099,024   13.38-29.29       14.21


  Converted to SSCC options..........  (6,099,024)  13.38-29.29      (14.21)
                                       ----------
Outstanding at December 31, 1998.....
                                       ----------

   The number of options exercisable at December 31, 1997 were 1,599,482.

12. Accumulated Other Comprehensive Income (Loss)

   Accumulated other comprehensive income (loss) is as follows:

                                                        Unrealized
                                    Foreign              Holding    Accumulated
                                   Currency    Minimum   Gain on       Other
                                  Translation  Pension  Marketable Comprehensive
                                  Adjustment  Liability Securities Income (Loss)
                                  ----------- --------- ---------- -------------
Predecessor:
Balance at January 1, 1997.......    $(179)     $(42)      $           $(221)
  Current period change..........     (114)        3                    (111)
                                     -----      ----       ----        -----
Balance at December 31, 1997.....     (293)      (39)                   (332)
  Current period change..........      (76)      (21)                    (97)
                                     -----      ----       ----        -----
Balance at November 18, 1998.....     (369)      (60)                   (429)
Effect of Merger:
  Retire predecessor Equity......      369        60                     429
  Current period change..........        3                                 3
                                     -----      ----       ----        -----
Balance at December 31, 1998.....        3                                 3
  Current period change..........      (10)                   3           (7)
                                     -----      ----       ----        -----
Balance at December 31, 1999.....    $  (7)     $           $ 3        $  (4)
                                     -----      ----       ----        -----

                          STONE CONTAINER CORPORATION

13. Earnings Per Share

   Subsequent to the Merger, earnings per share information is no longer presented because the Company is a wholly-owned subsidiary of SSCC.

   The following table sets forth the computation of basic and diluted earnings per share for the Predecessor periods:

                                                                Predecessor
                                                            -------------------
                                                            Period from
                                                            January 1 to
                                                            November 18,
                                                                1998      1997
                                                            ------------ ------
Numerator:
  Loss from continuing operations before extraordinary
   item...................................................     $ (749)   $ (405)
  Less: Preferred stock dividends.........................         (7)       (8)
                                                               ------    ------
  Loss applicable to common stockholders..................     $ (756)   $ (413)
                                                               ------    ------
Denominator:
  Denominator for basic earnings per share--
  Weighted average shares.................................        102        99
  Denominator for diluted earnings per share--
  Adjusted weighted average shares........................        102        99
                                                               ------    ------
Basic earnings (loss) per share before extraordinary item.     $(7.43)   $(4.16)
                                                               ------    ------
Diluted earnings (loss) per share before extraordinary
 item.....................................................     $(7.43)   $(4.16)
                                                               ------    ------

   Convertible debt to acquire four million shares of common stock with an earnings effect of $3 million, and exchangeable preferred stock to acquire four million shares of common stock with an earnings effect of $7 million are excluded from the diluted earnings per share computation in the period from January 1 to November 18, 1998 because they are antidilutive.

   Convertible debt to acquire six million shares of common stock with an earnings effect of $5 million are excluded from the diluted earnings per share computation in 1997 because they are antidilutive.

14. Related Party Transactions

   On September 4, 1998, Stone Canada purchased the remaining 50% of MBI from MacMillan Bloedel ltd. for $185 million (Canadian). Simultaneously, Stone Canada sold the newly acquired 50% interest to Jefferson Smurfit Group plc, a significant stockholder of SSCC, for the same amount.

   On October 15, 1998, the Company sold its Snowflake, Arizona newsprint manufacturing operations and related assets to Abitibi for approximately $250 million. The Company retained ownership of a corrugating medium machine located in the facility that Abitibi operated on behalf of the Company pursuant to an operating agreement entered into as part of the sale. Payments made to Abitibi, prior to the sale of the Company's remaining interest (see Note 5), were $17 million in the period from January 1 to April 23, 1999, $4 million in the period from January 1 to November 18, 1998 and $4 million in the period from November 19 to December 31, 1998.

                          STONE CONTAINER CORPORATION

 Transactions with JSC(U.S.)

   The Company sold and purchased containerboard at market prices from JSC(U.S.), a subsidiary of SSCC, as follows:

                                                                   Period from
                                                                  November 19 to
                                                                   December 31,
                                                             1999      1998
                                                             ---- --------------
   Product sales............................................ $237      $ 8
   Product and raw material purchases.......................  248       14
   Receivables at December 31...............................   32        4
   Payables at December 31..................................   60        8

   Corporate shared expenses are allocated between the Company and JSC based on an established formula using a weighted average rate based on the net book value of fixed assets, number of employees and sales.

 Transactions with JS Group

   The Company sold and purchased containerboard at market prices from Jefferson Smurfit Group plc, a significant stockholder of SSCC, as follows:

                                                                            1999
                                                                            ----
   Product sales........................................................... $12
   Product and raw material purchases......................................   5
   Receivables at December 31..............................................   1
   Payables at December 31.................................................   1

 Transactions with Non-consolidated Affiliates

   The Company sold paperboard, market pulp and fiber to and purchased containerboard and kraft paper from various non-consolidated affiliates. The following table summarizes the Company's related party transactions with its non-consolidated affiliates for each year presented:

                                                                  Predecessor
                                                               -----------------
                                                 Period from   Period from
                                                November 19 to January 1 to
                                                 December 31,  November 18,
                                           1999      1998          1998     1997
                                           ---- -------------- ------------ ----
Product sales............................. $297      $24           $220     $206
Product and raw material purchases........   29                     113      103
Receivables at December 31................   42       65                      60
Payables at December 31...................    2                                5
Commissions for services rendered.........                                     2
Fees payable for services received........            10                      11

   The Company had outstanding loans and interest receivable from non-consolidated affiliates of zero and $5 million at December 31, 1999 and 1998, respectively.

                          STONE CONTAINER CORPORATION

15. Fair Value of Financial Instruments

   The carrying values and fair values of the Company's financial instruments at December 31 are as follows:

                                                      1999            1998
                                                 --------------- ---------------
                                                 Carrying  Fair  Carrying  Fair
                                                  Amount  Value   Amount  Value
                                                 -------- ------ -------- ------
Cash and cash equivalents.......................  $   13  $   13  $  137  $  137
Notes receivable and long-term investments......      26      26      22      22
Long-term debt including current maturities.....   3,157   3,196   4,063   4,090

   The carrying value of cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of notes receivable and long-term investments are based on discounted future cash flows or the applicable quoted market price. The fair value of the Company's debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of interest rate swap agreements are obtained from dealer quotes. These values represent the estimated amount the Company would pay to terminate agreements, taking into consideration the current interest rate and market conditions. These financial instruments are not held for trading purposes.

   The Company was party to an interest rate swap contract that expired in February 1999. The swap contract had the effect of converting the fixed rate of interest into a floating interest rate on $100 million of the 9.875% Senior Notes. The interest rate swap contract was entered into in order to balance the Company's fixed rate and floating rate debt portfolios. Under the interest rate swap, the Company agreed with the other party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. The Company terminated an interest rate swap contract during 1998, which had converted the fixed rate of interest into floating rate on $150 million of 11.5% Senior Notes due October 1, 2004.

   The following table indicates the weighted average receive rate and pay rate relating to the interest rate swaps outstanding at December 31, 1999 and 1998:

                                                                      1999 1998
                                                                      ---- ----
   Interest rate swap notional amount................................      $
     Average receive rate (fixed by contract terms)..................
     Average pay rate................................................
   Interest rate swap notional amount................................      $100
     Average receive rate (fixed by contract terms).                        5.6%
     Average pay rate................................................       5.6%

                          STONE CONTAINER CORPORATION

16. Other, Net

   The significant components of other, net are as follows:

                                                                Predecessor
                                                             -----------------
                                               Period from   Period from
                                              November 19 to January 1 to
                                               December 31,  November 18,
                                         1999      1998          1998     1997
                                         ---- -------------- ------------ ----
Foreign currency transaction gains
 (losses)............................... $ 7       $ 4          $ (24)    $(11)
Gains (losses) on sales of investments
 or assets..............................  39                       37        1
Write-down of investments in non-
 consolidated affiliates................                         (155)
Merger related and change of control
 expenses...............................                          (32)
Other...................................  10                      (12)       6
                                         ---       ---          -----     ----
  Total other, net...................... $56       $ 4          $(186)    $ (4)
                                         ===       ===          =====     ====

17. Commitments and Contingencies

   The Company's past and present operations include activities which are subject to federal, state and local environmental requirements, particularly relating to air and water quality. The Company faces potential environmental liability as a result of violations of permit terms and similar authorizations that have occurred from time to time at its facilities. In addition, the Company faces potential liability for response costs at various sites for which it has received notice as being a potentially responsible party ("PRP") concerning hazardous substance contamination. In estimating its reserves for environmental remediation and future costs, the Company's estimated liability reflects only the Company's expected share after consideration for the number of other PRPs at each site, the identity and financial condition of such parties and experience regarding similar matters.

   The Company was a party to an Output Purchase Agreement (the "OPA") with Four M Corporation ("Four M") and Florida Coast Paper Company, L.L.C. ("FCPC"), a joint venture owned 50% by each of the Company and Four M. The OPA required that the Company and Four M each purchase one-half of the linerboard produced at FCPC's mill in Port St. Joe, FL (the "FCPC Mill") at a minimum price sufficient to cover certain obligations of FCPC. The OPA also required the Company and Four M to use their best efforts to cause the FCPC Mill to operate at a production rate not less than the reported average capacity utilization of the U.S. linerboard industry. FCPC indefinitely discontinued production at the FCPC Mill in August 1998, and FCPC and certain of its affiliates filed for Chapter 11 bankruptcy protection in April 1999. Certain creditors of FCPC filed an adverse proceeding in the bankruptcy against the Company and Four M, and certain of their officers and directors, alleging among other things, default with respect to the obligations of the Company and Four M under the OPA. On October 20, 1999, FCPC and a committee representing the holders of the FCPC debt securities filed a bankruptcy reorganization plan ("Plan") that provided for the settlement of all outstanding claims in exchange for cash payments. Under the Plan, which was confirmed and consummated in January 2000, the Company paid approximately $123 million to satisfy the claims of creditors of FCPC, the Company received title to the FCPC mill, and all claims under the OPA, as well as any obligations of the Company involving FCPC or its affiliates, were released and discharged. In addition, Four M issued
$25 million of convertible preferred stock to the Company in connection with the consummation of the Plan.

   The Company is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against the Company cannot be predicted with certainty, the management of the Company believes that the resolution of these matters will not have a material adverse effect on its consolidated financial condition or results of operations.

                          STONE CONTAINER CORPORATION

18. Business Segment Information

   The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in 1998 which changes the way operating segment information is presented. The information for 1998 and 1997 has been restated from the prior year's presentation in order to conform to the 1999 presentation.

   The Company has three reportable segments: (1), Containerboard and Corrugated Containers, (2) Industrial Bags, and (3) International. The Containerboard and Corrugated Containers segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Corrugated containers are used to transport such diverse products as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture. The Industrial Bag segment converts kraft and specialty paper into multi-wall bags, consumer bags, and intermediate bulk containers. These bags and containers are designed to ship and protect a wide range of industrial and consumer products including fertilizers, chemicals, concrete and pet and food products. The international segment is primarily composed of the Company's containerboard mills and corrugating facilities located in Europe and Central and South America.

   The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes, interest expense, and other non-operating gains and losses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the Company accounts for inventory on a FIFO basis at the segment level compared to a LIFO basis at the consolidated level. Intersegment sales and transfers are recorded at market prices. Intercompany profit is eliminated at the corporate division level.

   The Company's North American reportable segments are strategic business units that offer different products and each are managed separately because they manufacture distinct products. The International segment is managed separately because it has different customers and its operations are based in markets outside of the North American market. Other includes corporate related items which include goodwill, equity investments, income and expense not allocated to reportable segments (goodwill amortization, interest expense and depreciation expense related to the fair value adjustments made to the historical basis of property, plant and equipment in the purchase price allocation), the adjustment to record inventory at LIFO, the elimination of intercompany assets and intercompany profit and a $39 million gain on the sale of Abitibi (See Note 5).

   Purchase price allocation adjustments related to property, plant and equipment have been pushed down to the applicable operating segment assets as of December 31, 1999 and 1998, with the exception of the International segment. International valuation adjustments to property, plant and equipment are included in Other.

                          STONE CONTAINER CORPORATION

   A summary by business segment follows:

                                 Container-
                                  Board &
                                 Corrugated Industrial  Inter-
                                 Containers    Bags    National Other   Total
                                 ---------- ---------- -------- ------  ------
Year ended December 31, 1999
Revenues from external
 customers.....................    $3,245      $513      $581   $    2  $4,341
Intersegment revenues..........       153                                  153
Depreciation and amortization..       119         5        28      144     296
Segment profit (loss)..........       301        31        28     (435)    (75)
Segment assets.................     3,093       193       495    3,784   7,565
Expenditures for long-lived
 assets........................        51         5        29        2      87


Period from November 19 to
 December 31, 1998
Revenues from external
 customers.....................    $  339      $ 57      $ 68   $    1  $  465
Intersegment revenues..........        18                                   18
Depreciation and amortization..        15         1         3       15      34
Segment profit (loss)..........         4         3         1      (60)    (52)
Segment assets.................     4,355       217       562    3,659   8,793
Expenditures for long-lived
 assets........................        13         1         8               22


Period from January 1 to
 November 18, 1998--Predecessor
Revenues from external
 customers.....................    $3,270      $456      $518   $   10  $4,254
Intersegment revenues..........       171                            1     172
Depreciation and amortization..       153         5        25       56     239
Segment profit (loss)..........         2        32        29     (900)   (837)
Expenditures for long-lived
 assets........................       109         6        30              145


Year ended December 31, 1997--
 Predecessor
Revenues from external
 customers.....................    $3,640      $491      $556   $    9  $4,696
Intersegment revenues..........        53                                   53
Depreciation and amortization..       189         5        31       77     302
Segment profit (loss)..........       (35)       31        27     (628)   (605)
Segment assets.................     3,161       203       627    1,833   5,824
Expenditures for long-lived
 assets........................       109         6        22              137

   The following table presents net sales to external customers by country of origin:

                                                                 Predecessor
                                                             -------------------
                                               Period from   Period from
                                              November 19 to January 1 to
                                               December 31,  November 18,
                                        1999       1998          1998      1997
                                       ------ -------------- ------------ ------
United States......................... $3,555      $380         $3,555    $3,848
Canada................................    205        17            181       292
Europe and other......................    581        68            518       556
                                       ------      ----         ------    ------
  Total............................... $4,341      $465         $4,254    $4,696
                                       ------      ----         ------    ------

                          STONE CONTAINER CORPORATION

   The following table presents long-lived assets by country at December 31:

                                                                     Predecessor
                                                                     -----------
                                                        1999   1998     1997
                                                       ------ ------ -----------
United States......................................... $2,594 $3,495   $1,751
Canada................................................    227    190      374
Europe and other......................................    289    327      302
                                                       ------ ------   ------
                                                        3,110  4,012    2,427
Goodwill..............................................  3,123  2,643      444
                                                       ------ ------   ------
  Total............................................... $6,233 $6,655   $2,871
                                                       ------ ------   ------

   The Company's export sales from the United States were approximately $208 million for 1999, $448 million for 1998, and $548 million for 1997.

19. Subsequent Event

   On February 23, 2000, SSCC, the Company and a newly-formed subsidiary of the Company entered into a Pre-Merger Agreement with St. Laurent Paperboard Inc. pursuant to which the Company will acquire St. Laurent for approximately $1.4 billion, consisting of approximately $625 million in cash, the issuance of approximately 25 million shares of SSCC common stock and the assumption of approximately $386 million of St. Laurent's debt. The Company expects to borrow $1,050 million to finance the acquisition of St. Laurent. Consummation of the transaction is expected to occur in the second quarter of 2000.

20. Summary of Quarterly Data (Unaudited)

   The following table summarizes quarterly financial data for 1999 and 1998. Per share information is for the Predecessor period only.

                                                  First   Second    Third   Fourth
1999                                             Quarter  Quarter  Quarter  Quarter
----                                             -------  -------  -------  -------
Net sales....................................... $1,063   $1,043   $1,085   $1,150
Gross profit....................................     96      132      163      195
Income (loss) before extraordinary charges......    (65)     (12)     (10)      12
Net income (loss)...............................    (65)     (13)     (11)      12

                                     Predecessor
                         ---------------------------------------
                                                    Period from   Period from
                                                    October 1 to November 19 to
                          First   Second    Third   November 18,  December 31,
1998                     Quarter  Quarter  Quarter      1998          1998
----                     -------  -------  -------  ------------ --------------
Net sales..............  $1,226   $1,235   $1,178      $  615         $465
Gross profit...........     119      135       93           3           32
Loss before
 extraordinary charges.     (69)    (157)    (275)       (248)         (36)
Net loss...............     (69)    (157)    (275)       (248)         (36)


Per share of common
 stock (basic and
 diluted):
  Loss before
   extraordinary
   charges.............    (.71)   (1.59)   (2.66)      (2.37)

                       REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of Stone Container Corporation

Our audits of the consolidated financial statements referred to in our report dated March 26, 1998, appearing in this Registration Statement on Form S-4, also included an audit of the Financial Statement Schedule immediately following this report. In our opinion, the Financial Statement Schedule presents fairly, in all material respects, the information set forth therein for the year ended December 31, 1997 when read in conjunction with the related consolidated financial statements. We have not audited the consolidated financial statements of Stone Container Corporation for any period subsequent to December 31, 1997.

PricewaterhouseCoopers LLP
Chicago, Illinois
March 26, 1998

                  STONE CONTAINER CORPORATION AND SUBSIDIARIES

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                 (In millions)

         Column A           Column B  Column C  Column D    Column E  Column F
         --------           --------- --------- --------   ---------- --------
                                      Additions
                             Balance   Charged                        Balance
                               at     to Costs                         at end
                            beginning    and                             of
Description                 of period Expenses   Other     Deductions  period
-----------                 --------- --------- --------   ---------- --------
Allowance for doubtful
 accounts and notes and
 sales returns and
 allowances:
  Year ended December 31,
   1999....................   $ 61       $        $(10)(a)    $10(b)    $ 41
  Period from November 19
   to December 31, 1998....   $ 61       $        $           $         $ 61
  Predecessor
    Period from January 1
     to November 18, 1998..   $ 14       $64      $           $17(b)    $ 61
    Year ended December 31,
     1997..................   $ 10       $12      $           $ 8(b)    $ 14
Exit liabilities:
  Year ended December 31,
   1999....................   $106       $        $106 (c)    $29(d)    $183
  Period from November 19
   to December 31, 1998....   $          $        $117 (c)    $11(d)    $106

--------
(a) Includes the effect of the accounts receivable securitization application of SFAS No. 125.
(b) Uncollectible amounts written off, net of recoveries.
(c) Charges associated with exit activities and litigation settlements included in the purchase price allocation.
(d) Charges against the exit liability reserves.

                          STONE CONTAINER CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                                 Six Months
                                                                 Ended June
                                                                     30,
                                                                --------------
                                                                 2000    1999
                                                                ------  ------
                                                                (In millions)
Net sales...................................................... $2,537  $2,106
Costs and expenses
  Cost of goods sold...........................................  2,042   1,878
  Selling and administrative expenses..........................    211     206
  Restructuring charge.........................................     46
                                                                ------  ------
    Income from operations.....................................    238      22
Other income (expense)
  Interest expense, net........................................   (170)   (179)
  Equity income of affiliates..................................      6       5
  Other, net...................................................     (4)     51
                                                                ------  ------
    Income (loss) before income taxes and extraordinary........     70    (101)
Benefit from (provision for) income taxes......................    (44)     24
                                                                ------  ------
  Income (loss) before extraordinary item......................     26     (77)
  Extraordinary Item
    Gain (loss) from early extinguishment of debt, net of
     income tax (provision) benefit of $(1) in 2000 and $1 in
     1999......................................................      2      (1)
                                                                ------  ------
    Net income (loss)..........................................     28     (78)
Preferred stock dividends......................................     (4)     (4)
                                                                ------  ------
    Net income (loss) applicable to common shares.............. $   24  $  (82)
                                                                ======  ======


                See notes to consolidated financial statements.

                          STONE CONTAINER CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                        June 30,   December 31,
                                                          2000         1999
                                                       ----------- ------------
                                                       (Unaudited)
                                                         (In millions, except
                                                             share data)
                        ASSETS
                        ------
Current assets
  Cash and cash equivalents...........................   $   45       $   13
  Receivables, less allowances of $43 in 2000 and $41
   in 1999............................................      411          343
  Inventories
    Work-in-process and finished goods................      162          143
    Materials and supplies............................      399          357
                                                         ------       ------
                                                            561          500
  Deferred income taxes...............................       88           88
  Prepaid expenses and other current assets...........       50           48
                                                         ------       ------
      Total current assets............................    1,155          992
Net property, plant and equipment.....................    4,343        3,089
Timberland, less timber depletion.....................       39           21
Goodwill, less accumulated amortization of $119 in
 2000 and $79 in 1999.................................    3,204        3,123
Investment in equity of non-consolidated affiliates...      135          136
Other assets..........................................      217          204
                                                         ------       ------
                                                         $9,093       $7,565
                                                         ======       ======

         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------

Current liabilities
  Current maturities of long-term debt................   $   46       $  162
  Accounts payable....................................      392          365
  Accrued compensation and payroll taxes..............      149          150
  Interest payable....................................       78           82
  Other current liabilities...........................      157          232
                                                         ------       ------
      Total current liabilities.......................      822          991
Long-term debt, less current maturities...............    3,983        2,995
Other long-term liabilities...........................      685          637
Deferred income taxes.................................      673          436

Stockholders' equity
  Series E preferred stock, par value $.01 per share;
   10,000,000 shares authorized; 4,599,300 issued and
   outstanding in 2000 and 1999.......................       78           78
  Common stock, par value $.01 per share; 200,000,000
   shares authorized, 135,335,381 shares issued and
   outstanding in 2000 and 200,000,000 shares
   authorized, 110,000,000 shares issued and
   outstanding in 1999................................    2,545        2,545
  Additional paid in capital..........................      393
Retained earnings (deficit)...........................      (85)        (113)
Accumulated other comprehensive income (loss).........       (1)          (4)
                                                         ------       ------
      Total stockholders' equity......................    2,930        2,506
                                                         ------       ------
                                                         $9,093       $7,565
                                                         ======       ======

                See notes to consolidated financial statements.

                          STONE CONTAINER CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                 Six  Months
                                                                 Ended June
                                                                     30,
                                                                --------------
                                                                 2000    1999
                                                                -------  -----
                                                                (In millions)
Cash flows from operating activities
  Net income (loss)............................................ $    28  $ (78)
  Adjustments to reconcile net income (loss) to net cash used for operating activities:
    Extraordinary (gain) loss from early extinguishment of
     debt......................................................      (3)     2
    Depreciation and amortization..............................     141    152
    Amortization of deferred debt issuance costs...............       2      2
    Deferred income taxes......................................      38    (38)
    Non-cash employee benefits.................................       9      3
    Non-cash restructuring charge..............................      32
    Foreign currency transaction gains.........................      (1)    (6)
    Equity income of affiliates................................      (6)    (5)
    Gain on sale of assets.....................................            (39)
  Change in current assets and liabilities, net of effects from acquisitions and dispositions
    Receivables................................................      63    (97)
    Inventories................................................      28     61
    Prepaid expenses and other current assets..................      16     (2)
    Accounts payable and other current liabilities.............     (16)   111
    Interest payable...........................................      (4)   (12)
    Income taxes...............................................       1     (3)
    Other, net.................................................    (136)    (9)
                                                                -------  -----
      Net cash used for operating activities...................     192     42
                                                                -------  -----
Cash flows from investing activities
  Property additions...........................................     (66)   (36)
  Proceeds from sales of assets and investments................      61    544
  Payment on acquisition, net of cash received.................    (631)
                                                                -------  -----
      Net cash provided by (used for) investing activities.....    (636)   508
                                                                -------  -----
Cash flows from financing activities
  Borrowings under bank credit facilities......................   1,525
  Net repayments of debt.......................................  (1,031)  (574)
  Deferred debt issuance costs.................................     (17)
                                                                -------  -----
      Net cash provided by (used for) financing activities.....     477   (574)
                                                                -------  -----
      Effect of exchange rate changes on cash..................      (1)     3
                                                                -------  -----
Increase (decrease) in cash and cash equivalents...............      32    (21)
Cash and cash equivalents
  Beginning of period..........................................      13    137
                                                                -------  -----
  End of period................................................ $    45  $ 116
                                                                =======  =====

                See notes to consolidated financial statements.

                          STONE CONTAINER CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Tabular amounts in millions, except per share data)

1. Significant Accounting Policies

   The accompanying consolidated financial statements and notes thereto of Stone Container Corporation ("Stone" or the "Company") have been prepared in accordance with the instructions to Form 10-Q and reflect all adjustments which management believes necessary (which include only normal recurring accruals) to present fairly the financial position, results of operations and cash flows. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Interim results may not necessarily be indicative of results which may be expected for any other interim period or for the year as a whole. These financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "Stone 1999 10-K"), filed March 14, 2000, with the Securities Exchange Commission.

   The Company is a wholly-owned subsidiary of Smurfit-Stone Container Corporation ("SSCC"). On November 18, 1998, Stone was merged with a wholly-owned subsidiary of SSCC (the "Merger").

2. Reclassifications

   Certain prior year amounts have been reclassified to conform with the current year presentation.

3. St. Laurent Acquisition

   On May 31, 2000, the Company completed its acquisition ("St. Laurent Acquisition") of St. Laurent Paperboard Inc. ("St. Laurent") pursuant to an amended and restated pre-merger agreement dated as of April 13, 2000 among SSCC, the Company and St. Laurent.

   Pursuant to the agreement, each outstanding common share and restricted share unit of St. Laurent was exchanged for $12.50 in cash and 0.5 shares of SSCC common stock. The total consideration paid by the Company in connection with the St. Laurent Acquisition was approximately $1.4 billion, consisting of approximately $631 million in cash, approximately 25.3 million shares of SSCC common stock and the assumption of $376 million of St. Laurent's debt. The cash portion of the purchase price was financed through borrowings under certain of the Company's credit facilities, including a new credit facility entered into by the Company.

   The St. Laurent Acquisition was accounted for as a purchase business combination and, accordingly, the results of operations of St. Laurent have been included in the consolidated statements of operation of the Company after May 31, 2000. The cost to acquire St. Laurent has been preliminarily allocated to the assets acquired and liabilities assumed according to estimated fair values and are subject to adjustment when additional information concerning asset and liability valuations are finalized. The preliminary allocation has resulted in acquired goodwill of approximately $180 million, which is being amortized on a straight-line basis over 40 years.

                          STONE CONTAINER CORPORATION

   The following unaudited pro forma combined information presents the results of operations of the Company as if the St. Laurent Acquisition had taken place on January 1, 2000 and 1999, respectively:

                                                                   Six months
                                                                   ended June
                                                                       30,
                                                                  -------------
                                                                   2000   1999
                                                                  ------ ------
   Pro Forma Information
   Net sales..................................................... $2,992 $2,496
   Income (loss) before extraordinary item.......................     17    (96)
   Net income (loss).............................................     19    (97)

   The unaudited pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the St. Laurent Acquisition occurred as of January 1, 2000 and 1999, respectively.

4. SSCC Merger and Restructuring

   The Merger with a wholly-owned subsidiary of SSCC was accounted for as a purchase business combination and, accordingly, the cost to acquire the Company was allocated to the assets acquired and liabilities assumed according to their fair values. The allocation resulted in acquired goodwill of $3,202 million, which is being amortized on a straight-line basis over 40 years.

   In May 2000, the Company sold the market pulp mill at its closed Port Wentworth facility to a third party for approximately $63 million. Net cash proceeds of $58 million from the sale were used for debt reduction. No gain was recognized on the sale.

   As part of the Company's continuing evaluation of all areas of its business in connection with its Merger integration, the Company recorded a pretax restructuring charge of $40 million during the second quarter of 2000 related to the permanent shutdown of a containerboard mill and a corrugated container facility. Included in the restructuring charge is the adjustment to fair value of property and equipment and spare parts ($31 million) of closed facilities, liabilities for the termination of certain employees ($5 million), and liabilities for long-term commitments ($4 million). The assets at these facilities were adjusted to their estimated fair value less cost to sell. The terminated employees included approximately 105 employees at the mill facility and 150 employees at the container facility. The long-term commitments consist of environmental clean-up and one-time closure costs. Restructuring charges were $46 million for the six months ended June 30, 2000.

5. Long-Term Debt

   On March 31, 2000, the Company amended and restated its existing credit agreement (the "Credit Agreement") pursuant to which a group of financial institutions provided an additional $575 million to the Company in the form of a Tranche F term loan maturing on December 31, 2005 and extended the maturity dates of the revolving credit facilities under its Credit Agreement to December 31, 2005. On April 28, 2000, the Company used the proceeds of the Tranche F term loan to redeem the 9.875% senior notes due February 1, 2001.

   On May 31, 2000, the Company and certain of its wholly-owned subsidiaries closed on new credit facilities (the "Stone Additional Credit Agreement") with a group of financial institutions consisting of (i) $950 million in the form of Tranche G and Tranche H term loans maturing on December 31, 2006, and (ii) a $100 million revolving credit facility maturing on December 31, 2005. The proceeds of the Stone Additional Credit Agreement were used to fund the cash component of the St. Laurent Acquisition, refinance certain

                          STONE CONTAINER CORPORATION
existing indebtedness of St. Laurent, and pay fees and expenses related to the St. Laurent Acquisition. The new revolving credit will be used for general corporate purposes. The Stone Additional Credit Agreement is secured by a security interest in substantially all of the assets acquired in the St. Laurent Acquisition.

6. Other, Net

   During 1999, the Company sold its interest in Abitibi-Consolidated, Inc., a Canadian-based manufacturer and marketer of publication paper, resulting in a gain of $39 million, which was recorded during the second quarter of 1999.

7. Non-Consolidated Affiliates

   The Company has several non-consolidated affiliates that are engaged in paper and packaging operations in North America, South America and Europe. Investments in majority-owned affiliates where control does not exist and non majority-owned affiliates are accounted for under the equity method.

   The Company's only significant non-consolidated affiliate at June 30, 2000 is Smurfit-MBI, a Canadian corrugated container company, in which the Company owns a 50% interest. The remaining 50% interest is owned by an affiliate of Jefferson Smurfit Group plc. Smurfit-MBI had net sales of $112 million and $98 million for the three months ended June 30, 2000 and 1999, respectively, and $222 million and $182 million for the six months ended June 30, 2000 and 1999, respectively.

   Combined summarized financial information for all of the Company's non-consolidated affiliates that are accounted for under the equity method of accounting is presented below:

                                                              Three      Six
                                                             months    months
                                                              ended     ended
                                                            June 30,  June 30,
                                                            --------- ---------
                                                            2000 1999 2000 1999
                                                            ---- ---- ---- ----
   Results of operations (a)
     Net sales............................................. $159 $144 $316 $314
     Cost of sales.........................................  139  113  276  252
     Income before income taxes, minority interest and
      extraordinary charges................................   10   11   18   16
     Net income............................................   10   10   17   15

--------

(a) Includes results of operations for each of the Company's affiliates for the period it was accounted for under the equity method.

8. Comprehensive Income (Loss)

   Comprehensive income (loss) is as follows:

                                                          Three
                                                          months    Six months
                                                          ended       ended
                                                         June 30,    June 30,
                                                        ----------  ----------
                                                        2000 1999   2000 1999
                                                        ---- -----  ---- -----
   Net income (loss)................................... $    $ (13) $ 28 $ (78)
   Other comprehensive income (loss), net of tax:
   Foreign currency translation........................  12      2     3    (9)
                                                        ---  -----  ---- -----
   Comprehensive income (loss)......................... $12  $ (11) $ 31 $ (87)
                                                        ===  =====  ==== =====

                        STONE CONTAINER CORPORATION

9. Business Segment Information

   The Company has three reportable segments: (1) Containerboard and Corrugated Containers, (2) Industrial Bags and (3) International. The Containerboard and Corrugated Containers segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Corrugated containers are used to transport such diverse products as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture. The Industrial Bags segment converts kraft and specialty paper into multi-wall bags, consumer bags and intermediate bulk containers. These bags and containers are designed to ship and protect a wide range of industrial and consumer products including fertilizers, chemicals, concrete and pet and food products. The International segment is primarily composed of the Company's containerboard mills and corrugating facilities located in Europe and Central and South America.

   Other includes corporate related items which include income and expense not allocated to reportable segments, goodwill amortization, net interest expense, the adjustment to record inventory at LIFO and the elimination of intercompany profit. In addition, the converting facilities acquired from St. Laurent are currently categorized as Other.

   The information for 1999 has been restated from the prior year's presentation in order to conform to the 2000 presentation.

   A summary by business segment follows:

                                   Container-
                                    board &
                                   Corrugated Industrial  Inter-
                                   Containers    Bags    national Other  Total
                                   ---------- ---------- -------- -----  ------
Three months ended June 30,
 2000
  Revenues from external
   customers......................   $  985      $124      $156   $ 47   $1,312
  Intersegment revenues...........       21                                  21
  Segment profit (loss)...........      147         7         6   (150)      10
 1999
  Revenues from external
   customers......................   $  778      $126      $139   $      $1,043
  Intersegment revenues...........       39                                  39
  Segment profit (loss)...........       48         9         6    (70)      (7)
Six months ended June 30,
 2000
  Revenues from external
   customers......................   $1,927      $253      $310   $ 47   $2,537
  Intersegment revenues...........       66                                  66
  Segment profit (loss)...........      322        15        15   (282)      70
 1999
  Revenues from external
   customers......................   $1,552      $257      $295   $  2   $2,106
  Intersegment revenues...........       77                                  77
  Segment profit (loss)...........       81        19        15   (216)    (101)

10. Contingencies

   The Company's past and present operations include activities which are subject to federal, state and local environmental requirements, particularly relating to air and water quality. The Company faces potential environmental liability as a result of violations of permit terms and similar authorizations that have occurred

                        STONE CONTAINER CORPORATION
from time to time at its facilities. In addition, the Company faces potential liability for response costs at various sites for which it has received notice as being a potentially responsible party ("PRP") concerning hazardous substance contamination. In estimating its reserves for environmental remediation and future costs, the Company's estimated liability reflects only the Company's expected share after consideration for the number of other PRPs at each site, the identity and financial condition of such parties and experience regarding similar matters.

   In April 1999, the Environmental Protection Agency ("EPA") and the Virginia Department of Environmental Quality ("VDEQ") each issued a notice of violation under the Clean Air Act to St. Laurent's mill located in West Point, Virginia, which was acquired from Chesapeake Corporation ("Chesapeake") in May, 1997. In general, the notices of violations allege that, from 1984 to the present, the West Point mill installed certain equipment and modified certain production processes without obtaining the required permits. In the purchase agreement between St. Laurent and Chesapeake, Chesapeake agreed to indemnify St. Laurent for remediation work resulting from violations of applicable laws, including the Clean Air Act, that existed at the mill before and on the date of the purchase agreement, as to which Chesapeake had "knowledge" (as defined in the purchase agreement), up to a maximum of $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, St. Laurent believes that the cost of remediation work, which represents capital expenditures comprising engineering, procurement and construction work of mill modifications (including the installation of air emission controls, etc.) associated with the notices of violations may approximate $25 million. In addition, civil or criminal penalties may be pursued by the EPA and VDEQ; however, based upon discussions with the EPA and VDEQ to date, St. Laurent believes that the total cost of remediation work associated with the notices of violations and fines and penalties that may be imposed by the EPA and VDEQ will not exceed the maximum amount of Chesapeake's indemnification obligation. St. Laurent and Chesapeake have appointed a third party arbitrator to decide the scope and timing of future remediation work that is the subject of the indemnification in the purchase agreement. The arbitrator has ruled that any fines and penalties that may result from any breach of Chesapeake's representations and warranties arising out of the notices of violations, either by adjudication or settlement, are part of the costs and expenses that are subject to reimbursement by Chesapeake to St. Laurent under the purchase agreement. By agreement of the parties, the 30-month period for reimbursement by Chesapeake of costs and expenses incurred by St. Laurent under the provisions of the purchase agreement has been extended indefinitely. St. Laurent is cooperating with Chesapeake to analyze, respond to and defend against the matters alleged in the notices of violation and to develop and implement a remediation plan as required by the notices of violation.

   The Company is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against the Company cannot be predicted with certainty, the management of the Company believes that the resolution of these matters will not have a material adverse effect on its consolidated financial condition or results of operations.

                          ST. LAURENT PAPERBOARD INC.

                                AUDITORS' REPORT

To the Directors of ST. LAURENT PAPERBOARD INC.

   We have audited the consolidated balance sheets of St. Laurent Paperboard Inc. as at December 31, 1999 and 1998 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

   In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with generally accepted accounting principles in Canada.

                                          (Signature) PricewaterhouseCoopers
                                           LLP
                                          Chartered Accountants

Montreal, Canada

January 24, 2000,
except as to Note 10 b), which
is as of February 25, 2000 and
Note 20, which is as of
February 23, 2000.

                          ST. LAURENT PAPERBOARD INC.

                   CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

                                                    Year Ended December 31
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
                                                     (in thousands of US
                                                           dollars,
                                                  except per share amounts)
Sales............................................ $986,819  $860,473  $642,700
Cost of delivery.................................   71,022    68,566    52,258
                                                  --------  --------  --------
Net sales........................................  915,797   791,907   590,442
                                                  --------  --------  --------
Cost of sales....................................  711,030   665,102   509,162
Amortization.....................................   67,023    63,508    47,621
Selling and administrative expenses..............   62,651    51,919    42,563
Restructuring charge (Note 17)...................      --     12,878       --
                                                  --------  --------  --------
                                                   840,704   793,407   599,346
                                                  --------  --------  --------
Operating earnings (loss)........................   75,093    (1,500)   (8,904)
Interest expense, net (Note 12)..................   28,609    29,397    33,760
Other income, net (Note 12)......................  (13,792)     (497)     (213)
                                                  --------  --------  --------
Earnings (loss) before income taxes..............   60,276   (30,400)  (42,451)
Provision for (recovery of) income taxes (Note
 13).............................................   21,836    (7,137)  (12,010)
                                                  --------  --------  --------
Net earnings (loss) before non-controlling
 interest........................................   38,440   (23,263)  (30,441)
Non-controlling interests........................     (103)      --        --
Increase in equity component of convertible
 Debentures, net of income taxes (1997--$1,480)..      --        --    (3,094)
                                                  --------  --------  --------
Net earnings (loss) attributable to common
 shares.......................................... $ 38,337  $(23,263) $(33,535)
                                                  ========  ========  ========
Net earnings (loss) per common share.............
  Basic.......................................... $   0.78  $  (0.47) $ (0.98)
                                                  ========  ========  ========
  Fully diluted.................................. $   0.77        (1)       (1)
                                                  ========  ========  ========
Weighted average number of outstanding common
 shares (in
 thousands)......................................   49,328    49,124    34,384
                                                  ========  ========  ========

--------
(1) Anti-dilutive

                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS

                                                       Year Ended December 31
                                                       ------------------------
                                                        1999    1998     1997
                                                       ------- -------  -------
                                                         (in thousands of US
                                                              dollars)
Balance at beginning of year.......................... $ 1,769 $25,032  $58,567
Net earnings (loss) attributable to common shares.....  38,337 (23,263) (33,535)
                                                       ------- -------  -------
Balance at end of year................................ $40,106 $ 1,769  $25,032
                                                       ======= =======  =======

              See notes to the Consolidated Financial Statements.

                          ST. LAURENT PAPERBOARD INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                  Year Ended December 31
                                               -------------------------------
                                                 1999       1998       1997
                                               ---------  ---------  ---------
                                               (in thousands of US dollars)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net earnings (loss)......................... $  38,337  $ (23,263) $ (30,441)
  Items not involving cash
    Amortization of property, plant and
     equipment, start-up and deferred costs
     and goodwill.............................    67,023     63,508     47,621
    Amortization and write-off of debt issue
     costs....................................     1,438      1,422      9,538
    Future income taxes.......................    20,379     (8,163)   (13,560)
    Gain on asset disposals...................    (5,094)      (235)      (235)
    Other.....................................      (927)      (758)    (2,019)
  Start-up and other deferred costs incurred..    (2,199)       414     (2,267)
  Pension expense, net of funding.............     3,242      9,358      1,129
  Interest payments, net of expense...........       --         --      (4,795)
  Non-controlling interests...................       103        --         --
                                               ---------  ---------  ---------
                                                 122,302     42,283      4,971
  Change in non-cash working capital relating
   to operations
    Accounts receivable.......................   (10,588)    11,913     (8,856)
    Inventory.................................     9,704     (1,942)   (11,846)
    Prepaid expenses..........................       226     (8,153)    (2,608)
    Accounts payable and accrued liabilities..    23,854     (8,825)    11,804
    Income and other taxes payable............      (538)       123      1,829
                                               ---------  ---------  ---------
                                                  22,658     (6,884)    (9,677)
                                               ---------  ---------  ---------
  Cash provided by (used in) operations.......   144,960     35,399     (4,706)
                                               ---------  ---------  ---------
INVESTING ACTIVITIES
  Business acquisitions, including bank
   indebtedness assumed of $5,678 in 1997
   (Note 3)...................................   (70,415)       --    (506,353)
  Additions to property, plant and equipment..   (57,138)   (49,235)   (44,038)
  Proceeds from disposals of property, plant
   and equipment..............................     9,059        235        312
                                               ---------  ---------  ---------
  Cash used in investing activities...........  (118,494)   (49,000)  (550,079)
                                               ---------  ---------  ---------
FINANCING ACTIVITIES
  Issuance of common shares, net of expenses..     1,537      2,144    349,442
  Redemption of common shares.................       --        (370)       --
  Issuance of long-term debt..................       610    230,256    245,453
  Repayment of long-term debt.................    (9,549)  (241,892)   (12,940)
  Debt issue costs............................    (1,354)    (4,496)    (8,487)
  Minority interests..........................       700        --         --
  Cash held in escrow.........................       --      11,000    (11,000)
                                               ---------  ---------  ---------
  Cash provided by (used in) financing
   activities.................................    (8,056)    (3,358)   562,468
                                               ---------  ---------  ---------
INCREASE (DECREASE) IN CASH...................    18,410    (16,959)     7,683
CASH (INDEBTEDNESS) AT BEGINNING OF YEAR......    (3,519)    13,440      5,757
                                               ---------  ---------  ---------
CASH (INDEBTEDNESS) AT END OF YEAR............ $  14,891  $  (3,519) $  13,440
                                               =========  =========  =========
CASH (INDEBTEDNESS) CONSISTS OF:
  Cash........................................ $   9,125  $      --  $   3,689
  Temporary investments.......................     5,766      2,607      9,751
  Bank indebtedness...........................       --      (6,126)       --
                                               ---------  ---------  ---------
                                               $  14,891  $  (3,519) $  13,440
                                               =========  =========  =========

              See notes to the Consolidated Financial Statements.

                          ST. LAURENT PAPERBOARD INC.

                           CONSOLIDATED BALANCE SHEET

                                                               December 31
                                                          ---------------------
                                                             1999       1998
                                                          ---------- ----------
                                                           (in thousands of US
                                                                dollars)
ASSETS
Current assets
  Cash and temporary investments......................... $   14,891 $    2,607
  Accounts receivable....................................    124,279     95,895
  Income and other taxes recoverable.....................      4,792      4,870
  Inventories (Note 4)...................................    106,481     98,542
  Prepaid expenses and other assets......................     13,984     13,832
                                                          ---------- ----------
                                                             264,427    215,746
Property, plant and equipment (Note 5)...................    816,879    775,960
Future income taxes (Note 13)............................        --       8,437
Deferred charges and other assets (Note 6)...............     33,898     30,347
Goodwill, net of accumulated amortization of $3,991
 (1998--$2,777)..........................................     40,339     19,923
                                                          ---------- ----------
                                                          $1,155,543 $1,050,413
                                                          ========== ==========
LIABILITIES
Current liabilities
  Bank indebtedness...................................... $      --  $    6,126
  Accounts payable and accrued liabilities...............    102,846     72,112
  Current portion of long-term debt (Note 7).............     47,397      5,975
                                                          ---------- ----------
                                                             150,243     84,213
Long-term debt (Note 7)..................................    338,206    356,455
Other liabilities (Note 8)...............................     32,804     27,271
Future income taxes (Note 13)............................     18,305      6,363
Commitments and contingencies (Note 10)

Shareholders' equity
Common shares (Note 9)...................................    573,471    571,934
Contributed surplus......................................      2,408      2,408
Retained earnings........................................     40,106      1,769
                                                          ---------- ----------
                                                             615,985    576,111
                                                          ---------- ----------
                                                          $1,155,543 $1,050,413
                                                          ========== ==========

                      APPROVED BY THE BOARD OF DIRECTORS,

                                          Signature
                                          Jay J. Gurandiano
                                          Director

                                          Signature
                                          Raymond R. Pinard
                                          Director

              See notes to the Consolidated Financial Statements.

                          ST. LAURENT PAPERBOARD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (All Amounts Are Expressed in United States ("US") Dollars
                       Except Where Otherwise Indicated)

1. Significant Accounting Policies

 Nature of Operations

   The Company is a producer, supplier and converter of paperboard products. Its principal products are white top linerboard, brown linerboard, corrugating medium and solid bleached paperboard (foodboard and linerboard). The Company converts approximately one third of its paperboard capacity into corrugated boxes, point-of-purchase displays and other products. Its assets are located in the United States and Canada and the products are sold mostly in the United States and Canada.

 Principles of Consolidation

   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. As described in Note 19, those principles differ in certain material respects from those that the Company would have followed had its financial statements been prepared in accordance with generally accepted accounting principles in the United States.

   The consolidated financial statements include the accounts of the Company and all its subsidiary companies. All significant inter-company transactions and balances have been eliminated.

 Use of Estimates

   The preparation of financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities shown on the balance sheet and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses on the statement of earnings during the reporting period. Actual results may differ from those estimates.

 Foreign Exchange and Hedging Activities

   Non-monetary assets and liabilities of Canadian activities are translated into US dollars at historical exchange rates. As explained in Note 2, the historical rate for non-monetary items at December 31, 1996 is the rate in effect as at that date. Monetary assets and liabilities are translated from other currencies into US dollars at rates of exchange in effect at the date of the balance sheet. Exchange gains or losses on Canadian dollar denominated long-term debt are deferred and amortized over the expected life of the related debt using the straight-line method.

   Revenues and expenses are translated at the average rate during the month in which the transaction took place, except amortization, which is translated at historical rates.

   The Company currently manages its foreign exchange exposure to future expenses denominated in Canadian dollars through the use of forward contracts and options. Resulting gains and losses on contracts designated as hedges are recognized as part of the related Canadian transactions as they occur and, therefore, are included in the cost of sales.

   The Company also manages its risk exposure to interest rate variations by entering into swap and option agreements. Payments made or received under these agreements are accounted for as adjustments to interest expense.

                          ST. LAURENT PAPERBOARD INC.

   The Company also manages its commodities price exposures by entering into cash settled-swap agreements. Resulting gains and losses on contracts designated as hedges are recognized as part of the related transaction as they occur and, therefore, are included in sales or cost of sales, as applicable.

 Temporary Investments

   Temporary investments are stated at the lower of cost and market value. They are composed of debt instruments with maturities of less than three months.

 Inventories

   Finished products are valued at the lower of average cost and net realizable value. Fibre, maintenance materials and operating supplies are valued at average cost. The average cost includes, where applicable, direct labor, manufacturing overhead expenses and amortization.

 Property, Plant and Equipment

   Property, plant and equipment are stated at cost, net of related investment tax credits. They are amortized over their estimated useful lives, which are approximately 20 years, using the unit of production method for manufacturing facilities and the straight-line method for converting facilities.

   Timberlands are stated at cost and are managed on a sustained yield basis. Major roads are capitalized and amortized over their expected useful life. Amortization is recorded based on timber harvested.

   During the construction period, interest is capitalized on major improvements and expansion projects. No amortization is charged on major improvements or expansion projects until construction is completed.

 Environmental Expenditures

   Environmental expenditures related to current operations are expensed or capitalized as appropriate. Provisions are made for costs of anticipated remedial action when they can be reasonably estimated.

 Other Assets

   Start-up costs, which include pre-production costs, incurred on significant construction and modernization projects are deferred until the projects are ready to commence commercial production and are then amortized over a period of five years. Debt issue expenses are deferred and amortized over the expected life of the related debt using the straight-line method.

 Goodwill

   Goodwill is recorded at cost less accumulated amortization. It is amortized over a 20-year period using the straight-line method. The Company assesses annually whether there has been a permanent impairment in the value of the unamortized portion of goodwill by determining whether projected undiscounted future cash flows from the related operations exceed the net book value of goodwill at the assessment date.

 Pension Costs and Other Post-Retirement Benefits

   Pension costs are determined annually in consultation with independent actuaries and include current service costs, a provision for the amortization of prior service costs and settlement costs related to special events. The pension plans' surplus or deficit, after including the liabilities for past service, is amortized over the estimated average remaining service lives of the employees. The assets of the pension plans are invested in listed common stocks, fixed income securities and cash equivalents.

                          ST. LAURENT PAPERBOARD INC.

   In addition to pension benefits, the Company provides limited life insurance, dental and health care benefits to eligible retired employees. The cost of providing these benefits is recognized on an accrual basis during the service years of these employees. The costs include also a provision for the amortization of prior service costs.

 Long-Term Incentive Plans

   The Company recognizes compensation costs related to awards of restricted share units and stock options (see Note 9) when the shares are issued. The costs accounted for on the issuance date are based on the market value of the shares at that date.

 Income Taxes

   The Company adopted in 1998 the new accounting rules for income taxes approved by the Canadian Institute of Chartered Accountants in September 1997. Under the new rules, the Company recognizes the amount of taxes payable or refundable for the current year and recognizes also the future income tax liabilities and assets related to the other assets and liabilities recognized in the balance sheet, using the current income tax rate. The impact of the change on 1998 net earnings was not significant. The change has not been applied retroactively since the impact was not significant on financial statements of prior years. The Company does not make provisions for income taxes on the undistributed earnings of foreign subsidiaries, part of which may be subject to certain taxes on distribution to the parent company as such income is reinvested in foreign operations. The amount of such undistributed earnings is not significant at December 31, 1999.

 Earnings Per Common Share

   Earnings per common share are calculated using the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share are calculated using the weighted average number of common shares outstanding during the year and assuming that all convertible debentures were converted to common shares at the beginning of their respective years, that all outstanding stock options and warrants were exercised from the beginning of the year, and that all shares, entitled to be received through the restricted share units, were issued also at the beginning of the year.

2. Change in Reporting Currency in 1997

   The consolidated financial statements of the Company were presented in Canadian dollars up to December 31, 1996. Until that date, the Canadian dollar was also considered the functional currency of the Company. With the major acquisition of U.S. assets made in May 1997 (see Note 3), substantially all the Company's revenues are received in US dollars and the Company's Canadian assets and expenses denominated in Canadian dollars represent less than half of the assets and expenses of the Company. For these reasons, the US dollar was adopted in 1997 as the Company's reporting and functional currency. The comparative financial information for 1996 is presented in US dollars in accordance with a translation of convenience method using the Closing exchange rate at December 31, 1996 of $0.73 for CAN$1.00. The translated amount for Canadian non-monetary items at December 31, 1996 became the historical basis for those items in 1997 and subsequently.

3. Business Acquisitions

   The Company completed the following business acquisitions:

   On December 22, 1999, the Company acquired for cash consideration of $6.5 million all the assets of The Kimball Companies in East Longmeadow, Massachusetts. The Kimball Companies manufacture protective packaging including triplewall, foam, wood and corrugated products.

                          ST. LAURENT PAPERBOARD INC.

   On January 29, 1999, the Company purchased a 49% interest in Eastern Container Corporation which operates converting facilities in Massachusetts and New Hampshire and, on November 30, 1999, the Company acquired the remaining 51% interest. The total cash consideration paid by the Company for this acquisition amounted to $25.3 million.

   On July 30, 1999, the Company acquired from Chesapeake Corporation all the assets of the building products business, consisting of two softwood sawmills located in West Point, Virginia and Princess Anne, Maryland; a hardwood lumber re-processing facility located in Milford, Virginia; as well as a chip mill facility located in Pocomoke City, Maryland for cash consideration of $13.8 million.

   On May 28, 1999, the Company acquired all the assets of Castle Rock Container Company, a custom manufacturer of high-quality corrugated packaging, point-of-purchase displays and communication kit, from Consolidated Papers Inc. located in Adams, Wisconsin for cash consideration of $24.8 million.

   In 1998, there were no business acquisitions.

   On May 23, 1997, the Company acquired from Chesapeake Corporation certain assets of its paperboard business consisting of a pulp and paper mill located in West Point, Virginia, four converting plants located in Richmond and Roanoke, Virginia, Baltimore, Maryland and North Tonawanda, New York, and other related assets for $498 million paid in cash. The acquisition was financed by the issuance of common shares and term loans.

   In January 1997, the Company acquired for cash consideration of $2.9 million (CAN$3.9 million) all of the outstanding shares of Usine Francobec Inc., a wood chipping facility located near La Tuque, Quebec.

   The acquisitions have been accounted for using the purchase method and the results of operations therefrom are included in the consolidated statement of earnings of the Company from the respective acquisition dates. The initial investment in Eastern Container Corporation on January 29, 1999 was accounted for using the equity method up to December 1, 1999 when the remaining 51% was acquired.

   The net assets acquired, at assigned values, are summarized as follows:

                                                               1999      1998
                                                             --------  --------
                                                             (in thousands of
                                                                 dollars)
      Current assets........................................ $ 35,817  $ 79,610
      Property, plant and equipment.........................   51,477   457,121
      Goodwill..............................................   21,630       702
      Other assets..........................................    2,429    19,626
                                                             --------  --------
                                                              111,353   557,059
      Current liabilities...................................   (7,503)  (32,080)
      Other liabilities.....................................  (33,435)  (24,304)
                                                             --------  --------
                                                             $ 70,415  $500,675
                                                             ========  ========

                          ST. LAURENT PAPERBOARD INC.

4. Inventories

                                                                1999     1998
                                                              -------- --------
                                                              (in thousands of
                                                                  dollars)
      Primary mills
        Fibre................................................ $ 11,699 $ 11,058
        Maintenance materials and operating supplies.........   29,796   29,910
        Finished products....................................   10,013   24,518
      Converting plants
        Raw materials........................................   22,915   14,107
        Maintenance materials and operating supplies.........    3,218    3,639
        Finished products....................................   18,461   10,282
      Lumber
        Fibre................................................    8,500    4,921
        Finished products....................................    1,879      107
                                                              -------- --------
                                                              $106,481 $ 98,542
                                                              ======== ========

5. Property, Plant and Equipment

                                                             1999
                                               --------------------------------
                                                          Accumulated
                                                  Cost    Amortization   Net
                                               ---------- ------------ --------
                                                  (in thousands of dollars)
      Land...................................  $   12,334   $    --    $ 12,334
      Timberlands and roads..................      12,986      2,504     10,482
      Buildings and equipment................     995,460    201,397    794,063
                                               ----------   --------   --------
                                               $1,020,780   $203,901   $816,879
                                               ==========   ========   ========
                                                             1998
                                               --------------------------------
                                                          Accumulated
                                                  Cost    Amortization   Net
                                               ---------- ------------ --------
                                                  (in thousands of dollars)
      Land...................................  $    6,549   $    --    $  6,549
      Timberlands and roads..................      12,990      2,058     10,932
      Buildings and equipment................     894,329    135,850    758,479
                                               ----------   --------   --------
                                               $  913,868   $137,908   $775,960
                                               ==========   ========   ========

   Amortization expense for the year was $63,731 (1998--$60,602; 1997--
$43,837).

6. Deferred Charges and Other Assets

                                                                 1999    1998
                                                                ------- -------
                                                                 (in thousands
                                                                  of dollars)
      Deferred charges, net of accumulated amortization
       Start-up costs.......................................... $ 5,979 $ 5,626
       Debt issue expenses.....................................   6,005   5,016
       Foreign exchange loss on long-term debt.................   1,527   1,909
       Other...................................................   3,765   2,107
      Prepaid pension costs (Note 11)..........................  15,326  14,279
      Advances to officers and managers (Note 9)...............   1,296   1,410
                                                                ------- -------
                                                                $33,898 $30,347
                                                                ======= =======

                          ST. LAURENT PAPERBOARD INC.

7. Long-Term Debt

                                                                1999     1998
                                                              -------- --------
                                                              (in thousands of
                                                                  dollars)
      Secured term loan...................................... $224,250 $230,000
      Senior secured notes
        --Series A, 8.80% (1998--8.17%)......................   30,000   30,000
        --Series B, 9.04% (1998--8.41%)......................   85,000   85,000
        --Series C, 9.42% (1998--8.79%)......................   10,000   10,000
      Eastern Container Corporation term loan................   22,500      --
      Industrial development revenue bonds...................    4,760    4,880
      Note payable...........................................    8,000      --
      Note payable to Abitibi-Consolidated Inc. (1998--
       CAN$3.7)..............................................      --     2,389
      Other..................................................    1,093      161
                                                              -------- --------
                                                               385,603  362,430
      Less: Long-term debt due within one year...............   47,397    5,975
                                                              -------- --------
                                                              $338,206 $356,455
                                                              ======== ========

 Secured Term Loan

   Under a credit agreement, the Company has a 7-year term facility with an original amount of $230 million, of which $224.3 million were outstanding at the end of 1999, and a CAN$200 million or $ equivalent 5-year revolving facility, of which CAN$191 million were available at the end of the year, subject to meeting certain financial covenants. In the third quarter of 1999, a CAN$70 million or $ equivalent, 7-year term facility available under this credit agreement was cancelled. The remaining principal amount of the secured term loan is payable as follows: 10% in 2000 and 2001, 17.5% in 2002, 20% in 2003, 2004 and 2005 on the original amount of $230 million. The credit facilities bear interest at specified margins over the alternate base rate or LIBOR. The actual interest rate as of December 31, 1999 is 7.70% on the term facility (6.29% in 1998). The credit facilities are secured by all the assets of St. Laurent Paperboard Inc., St. Laurent Paperboard (U.S.) Inc. and their subsidiaries.

 Senior Secured Notes

   The $125 million senior secured notes are secured by all the assets of St. Laurent Paperboard Inc., St. Laurent Paperboard (U.S.) Inc. and their subsidiaries and rank pari passu with the lenders under the credit agreement governing the secured term loan. The Series B senior notes carry the following principal repayment requirements: $18.3 million in 2000 and 2002 and $12.1 million in each of the years 2003 through 2006. The Series A and C senior notes are payable in 2002 and 2008 respectively. Subject to a make-whole provision, the notes are redeemable at any time.

 Eastern Container Corporation ("Eastern") Term Loan

   Concurrent with the acquisition of the remaining 51% of Eastern and with the Company providing a guarantee to the lenders, Eastern's existing credit agreement was renegotiated in order to have the covenants governing Eastern's $24 million, 7-year term facility similar to those governing the Company's secured term loan. The principal amount of Eastern's term loan is payable as follows: 12.5% in 2000, 2001, 2002 and 2003, 16.7% in 2004 and 27.1% in 2005 on
the original amount of $24 million. This credit facility bears interest at a specified margin over prime rate or LIBOR. The actual interest rate as of December 31, 1999 is 7.92%. The credit facility is secured by all the assets of Eastern and is guaranteed by St. Laurent Paperboard Inc.

                          ST. LAURENT PAPERBOARD INC.

 Industrial Development Revenue Bonds

   In connection with the construction of a sheet corrugating facility based in Milwaukee, Wisconsin by Innovative Packaging Corp., a subsidiary, tax-exempt variable rate industrial development revenue bonds were issued by this subsidiary in 1997 with a maturity of December 1, 2017. The bonds are secured by an irrevocable bank letter of credit governed by a credit facility, imposing certain financial covenants such as working capital and tangible net worth. The bonds are subject to redemption at the option of Innovative Packaging Corp., in whole or in part at any time, at par plus accrued interest. The actual interest rate as of December 31, 1999 is 5.65% (4.20% in 1998).

 Note Payable

   In connection with the acquisition of Eastern, a $8 million note was issued as a balance of sale. The principal amount of the note payable will be repaid as follows: one third in each of the years 2000, 2001 and 2002. This note bears interest at a fixed rate of 8.25% and a portion of this note ranks pari passu with the lenders under the Eastern Container Corporation term loan. This note is guaranteed by St. Laurent Paperboard Inc.

 Covenants

   Under the terms of its various debt agreements, the Company must meet certain financial covenants, including ratios with respect to leverage, tangible net worth and, under certain circumstances, interest coverage. In addition, the Company is subject to limitations with regard to the sale or disposal of assets. Specific rules and restrictions govern mergers and acquisitions.

   The minimum annual installments on long-term debt for the next five years are as follows:

                                         (in thousands
                                          of dollars)
             2000.......................    $47,397
             2001.......................     29,152
             2002.......................     94,654
             2003.......................     61,245
             2004.......................     62,245

8. Other Liabilities

                                                           1999         1998
                                                       ------------ ------------
                                                       (in thousands of dollars)
      Pension liability (Note 11)..................... $     14,529 $     10,659
      Post-retirement benefit liability (Note 11).....       16,981       15,312
      Non-controlling interest........................          921          --
      Other...........................................          373        1,300
                                                       ------------ ------------
                                                            $32,804 $     27,271
                                                       ============ ============

9. Common Shares and Contributed Surplus

   The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, in each case without nominal or par value. The number of shares outstanding as at December 31, 1999 is 49,398,968 common shares (1998--49,244,696; 1997--
49,034,871).

                          ST. LAURENT PAPERBOARD INC.

   The changes in the number and stated value of the common shares of the Company are as follows, in thousands of dollars except the number of shares:

                                1999                1998                  1997
                         ------------------- --------------------  -------------------
                         Number of   Stated  Number of    Stated   Number of   Stated
                           Shares    Value     Shares     Value      Shares    Value
                         ---------- -------- ----------  --------  ---------- --------
Balance at beginning of
 year................... 49,244,696 $571,934 49,034,871  $570,160  13,314,298 $ 90,111
Issued during the year
  Public offering(i)....        --       --         --        --   24,420,000  352,894
  Conversion of
   debentures(ii).......        --       --         --        --   11,190,770  125,638
  Managers' Share
   Purchase Plan(iii)...        --       --       9,289       107      30,603      445
  Employees' Share
   Purchase Plan(iv)....    136,925    1,360    202,129     1,647      43,784      520
  Directors' Stock
   Option and Share
   Purchase Plan(v).....     10,110      108      8,233       110       6,060       98
  Restricted share units
   matured..............      7,237       69     13,960       144      26,118      416
  Options exercised.....        --       --      14,814       136       3,238       38
Buy-back of shares(vi)..        --       --     (38,600)     (370)        --       --
                         ---------- -------- ----------  --------  ---------- --------
Balance at end of year.. 49,398,968 $573,471 49,244,696  $571,934  49,034,871 $570,160
                         ========== ======== ==========  ========  ========== ========

--------
(i) Net of issue costs of $10.2 million, which are net of taxes of $4.9 million.
(ii) Net of amortized issue costs of $1.1 million, which are net of taxes of $0.5 million. If the convertible debentures had been converted at the beginning of 1997, the loss per share figure for 1997 would have been $0.77.
(iii) Shares issued to eligible managers under the Managers' Share Purchase Plan were financed by interest-free loans provided by the Company. The Company has reserved a maximum of 300,000 shares for the purpose of the Plan. At December 31, 1999, there were 82,293 shares held by the Plan's participants (1998--92,269; 1997--91,201) with a market value of $1,096,966 (1998--$646,806; 1997--$1,172,845).
(iv) The Company has reserved a maximum of 500,000 shares for the purpose of the Employees' Share Purchase Plan. At December 31, 1999, there were 296,997 shares held by the Plan's participants (1998--267,366; 1997-- 64,853).
(v) The Company has reserved a maximum of 175,000 shares for the purpose of the Directors' Stock Option and Share Purchase Plan. At December 31, 1999, there were 32,098 shares issued and outstanding under the provisions of the Plan (1998--21,988; 1997--15,143).
(vi) Shares were purchased according to a normal course issuer bid that was approved in December 1997. The bid was for approximately 5% of the 49 million common shares issued and outstanding, subject to a maximum aggregate purchase price of CAN$40 million. The normal course issuer bid expired in December 1998.

   The Company also issued shares to eligible officers under a Long-Term Incentive Plan which were financed by interest-free loans provided by the Company. At December 31, 1999, there were 44,004 (1998--44,004; 1997--52,234)
shares issued and outstanding under this plan with a market value of $586,573 (1998--$308,468; 1997--$671,867).

   The interest-free loans to eligible officers and managers are secured by the common shares issued under both plans and are repayable from proceeds on the sale of any shares purchased, by the application of any

                          ST. LAURENT PAPERBOARD INC.

dividends declared and paid on such shares, and from 25% of any bonus paid to the eligible officer or manager and, as to any remainder, upon termination of employment.

   Under the Long-Term Incentive and Managers' Share Purchase plans, at the time of issuance of common shares, the Company granted to each eligible officer and manager one restricted share unit ("RSU") for every two shares. Each RSU entitles the holder to receive one common share, at no cost, three years after its issuance. During the year, 7,237 RSUs (1998--13,960; 1997--26,118) matured and 1,731 were cancelled (1998--13,569; 1997--1,298).

   In addition, the Long-Term Incentive Plan also includes a stock option component for its participants. The number of shares that may be issued pursuant to the exercise of options under the plan is limited to 1,031,684 common shares. The options can be exercised between one to five years after their respective date of grant for a period of ten years, at which time they expire.

   Under the terms of the Directors' Stock Option and Share Purchase Plan, the options granted to directors can be exercised starting one year after their respective date of grant for a period of ten years, at which time they expire.

   The changes in the number of stock options and RSUs of the Company are as follows:

                                                                1999
                                                      -------------------------
                                                      Number   Weighted
                                                        of     Exercise Number
                                                      Options   Price   of RSUs
                                                      -------  -------- -------
                                                                CAN$
Balance at beginning of year......................... 666,340   $19.07   22,710
Issued............................................... 333,262    15.71      --
Cancelled............................................ (67,228)   17.69   (1,731)
Matured or exercised.................................     --       --    (7,237)
                                                      -------   ------  -------
Balance at end of year............................... 932,374    16.01   13,742
                                                      =======   ======  =======

                                                                1998
                                                      -------------------------
                                                      Number   Weighted Number
                                                        of     Exercise   of
                                                      Options   Price    RSUs
                                                      -------  -------- -------
                                                                CAN$
Balance at beginning of year......................... 594,359   $18.88   45,595
Issued............................................... 163,769    19.25    4,644
Cancelled............................................ (76,974)   19.10  (13,569)
Matured or exercised................................. (14,814)   13.50  (13,960)
                                                      -------   ------  -------
Balance at end of year............................... 666,340    19.07   22,710
                                                      =======   ======  =======

                                                                1997
                                                      -------------------------
                                                      Number   Weighted
                                                        of     Exercise Number
                                                      Options   Price   of RSUs
                                                      -------  -------- -------
                                                                CAN$
Balance at beginning of year......................... 448,234   $17.22   58,328
Issued............................................... 173,396    22.86   15,300
Cancelled............................................ (24,033)   16.12   (1,915)
Matured or exercised.................................  (3,238)   16.70  (26,118)
                                                      -------   ------  -------
Balance at end of year............................... 594,359    18.88   45,595
                                                      =======   ======  =======

                          ST. LAURENT PAPERBOARD INC.

   The following table summarizes information concerning currently outstanding and exercisable stock options:

                                   Average     Weighted                 Weighted
     Range                        remaining    average                  average
  of exercise        Number      contractual   exercise     Number      exercise
     prices        outstanding      life        price     exercisable    price
  -----------      -----------   -----------   --------   -----------   --------
$13.50 -- $17.00     432,947     7.45 years     $15.00      134,189      $13.50
$17.00 -- $21.00     313,785     6.52 years     $19.09      155,520      $19.09
$21.00 -- $23.73     185,642     6.70 years     $22.99       65,464      $22.88
                     -------                                -------
                     932,374                                355,173
                     =======                                =======

   In addition to the options and the RSUs outstanding, the Company issued 380,000 warrants in the course of the acquisition of Eastern Container Corporation. The warrants awarded give the right to the owner to buy 380,000 common shares of the Company at CAN$10.95/share and the owner has until January 2002 to exercise those warrants.

10. Commitments and Contingencies

   (a) At December 31, 1999, the Company had commitments for major capital expenditures under purchase orders and contracts amounting to approximately $13.5 million.

   Minimum payments in US and Canadian dollars required under operating leases are as follows:

                                                                     US $  Can $
                                                                     ----- -----
                                                                         (in
                                                                      thousands
                                                                     of dollars)
      2000.......................................................... 5,285 1,429
      2001.......................................................... 4,794   897
      2002.......................................................... 4,436   813
      2003.......................................................... 3,496   776
      2004.......................................................... 2,614   715
      Subsequent years.............................................. 5,282 1,405

   Under the Asset Acquisition Agreement between the Company and Avenor Inc. in June 1994, Avenor Inc. (now Bowater Canada Inc.) has a right of first refusal for a period of 99 years regarding disposition of the Company's private timberlands of approximately 904,020 acres at the rate of 250 acres or more in any one transaction or series of related transactions. Should Bowater Canada Inc. refuse the transaction, it remains entitled to receive from the Company any amount in excess of CAN$25 per acre.

   The Company is involved in various legal actions during the normal course of business. Management of the Company is of the opinion that the total amount of any potential liabilities for which provisions have not already been recorded is not expected to have a material adverse effect on the Company's financial position or its results.

   (b) On April 19, 1999, the U.S. Environmental Protection Agency ("EPA") and the Virginia Department of Environmental Quality ("DEQ") each issued a Notice of Violation (the "NOVS") under the Clean Air Act ("CAA") to the primary mill located in West Point, Virginia (the "Mill"), which was acquired from Chesapeake Corporation ("Chesapeake") in 1997. The Company is part of a group of pulp and paper companies that were served at the same period of time with NOVs by EPA for alleged violations of the Clean Air Act. In general, the NOVs allege that from 1984 to the present, the Mill installed certain equipment and

                          ST. LAURENT PAPERBOARD INC.

modified certain production processes without obtaining required permits. In the 1997 Purchase Agreement, Chesapeake agreed to indemnify the Company for remediation work resulting from violations of applicable environmental laws (including the CAA) that existed at the Mill as of the date of the Purchase Agreement and as of the May 1997 closing date as to which Chesapeake had "knowledge" as defined in the Purchase Agreement. Chesapeake's maximum indemnification obligation to St. Laurent with respect to such matters is $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, the Company believes that the cost of remediation work, which represents capital expenditures comprising the engineering, procurement and construction work of Mill modifications (including the installation of air emission controls, etc.) associated with the NOVs may approximate $20 million.

   In addition, a civil monetary penalty may be assessed by EPA and DEQ; however, the costs associated with any such penalty cannot be estimated at this time as the Company and Chesapeake are continuing discussions with EPA and DEQ with respect to such matters. Based upon discussions with EPA and DEQ to date, the Company believes that the total cost of remediation work associated with the NOVs and fines and penalties that may be imposed by EPA and DEQ will not exceed the maximum amount of Chesapeake's obligation. The Company and Chesapeake have agreed to appoint a third party to decide the scope and timing of future remediation work that is the subject of indemnification in the Purchase Agreement. The third party ruled on February 25, 2000 that said extension of the indemnification period has been extended to May 8, 2000, with the possibility of a further extension, on terms that may be determined by the third party. In the interim, the Company and Chesapeake, with the assistance of the third party, under certain conditions, shall work together in attempting to develop and implement a remediation plan, which will provide for a cost-effective resolution of the issues raised by the NOVs. The Company believes that Chesapeake has the financial ability to honor its indemnification obligation under the 1997 Purchase Agreement. The Company is cooperating with Chesapeake to analyze, respond to, and defend against the matters alleged in the NOVs. Based upon an initial review of the NOVs, the Company believes that it has substantial defenses against the alleged violations. The Company and Chesapeake are working with EPA and DEQ to address the matters that are the subject of the NOVs; however, the Company will vigorously defend itself against these allegations, if necessary.

11. Employee Pension Costs and Other Post-Retirement Benefits

 Pension Costs

 Canadian operations

   Defined Benefit Pension Plans

   The Company has a registered pension plan (the "St. Laurent Plan") which covers substantially all non-unionized employees. The St. Laurent Plan is a defined benefit plan integrated with the Canada/Quebec Pension Plan, and is funded through Company contributions.

   Most of the unionized employees of the Company are covered by a registered defined benefit plan integrated with the Canada/Quebec Pension Plan, funded through Company and employee contributions. Employee contributions and pension benefits for unionized employees are established pursuant to the collective bargaining agreements in effect with their respective unions.

   Defined Contribution Pension Plans

   Certain unionized and non-unionized employees of the Company are covered by registered defined contribution pension plan.

                          ST. LAURENT PAPERBOARD INC.

   Supplementary Executive Retirement Plan (the "SERP")

   The Company also has a SERP pursuant to which additional pension benefits in excess of those that can be provided under St. Laurent Plans may become payable to certain executive officers qualified for participation under the SERP based on their position level.

 United States Operations

   Defined Benefit Pension Plans

   The U.S. companies currently maintain two non-contributory defined benefit retirement plans covering substantially all U.S. employees. The plan covering represented U.S. employees generally provides benefits of stated amounts for each year of service or a formula based on years of service and the employee's salary history. The plan covering U.S. salaried and non-represented hourly employees provides benefits of stated amounts for each year of service for most hourly employees and a formula based on years of service and the employee's salary history for salaried employees and certain hourly employees. Salaried employees and certain represented employees are also entitled to supplemental benefits based on service of more than ten years. The funding policy for the qualified plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act and the Internal Revenue Code. The U.S. companies also maintain certain non-qualified pension plans for executives which provide benefits that are based on targeted wage replacement percentages or provide other additional benefits. These non-qualified plans are unfunded.

   401(k) Plans

   The U.S. companies also maintain two 401(k) Plans covering substantially all U.S. employees. Participants are allowed to make voluntary employee contributions on a pre-tax basis which contributions are matched based on the employee's status and workplace.

   The dates of the most recent actuarial valuations for the plans are December 31, 1997 for the Canadian plans and October 1, 1998 for the U.S. plans.

   Contributions to the Company's pension plans are based on the actuarial recommendation for each plan and meet the funding requirements of the regulatory authorities.

 Pension Expense

   Net pension expense for the defined benefit plans include the following components:

                                                   1999      1998      1997
                                                  -------  --------  --------
                                                  (in thousands of dollars)
   Service costs--pension benefits earned during
    the year..................................... $ 5,647  $  4,809  $  3,069
   Interest costs on projected benefit
    obligation...................................  18,754    17,607    15,465
   Actual return on pension fund assets..........  (9,757)  (21,733)  (20,543)
   Net amortization, deferrals and others........  (9,222)    2,756     4,937
                                                  -------  --------  --------
   Net pension expense........................... $ 5,422  $  3,439  $  2,928
                                                  =======  ========  ========

                          ST. LAURENT PAPERBOARD INC.

 Funded Status of the Plans

                                               1999                 1998
                                        -------------------  -------------------
                                        For Plans For Plans  For Plans For Plans
                                        in Which  in Which   in Which  in Which
                                         Assets   Benefits    Assets   Benefits
                                         Exceed    Earned     Exceed    Earned
                                        Benefits   Exceed    Benefits   Exceed
                                         Earned    Assets     Earned    Assets
                                        --------- ---------  --------- ---------
                                               (in thousands of dollars)
Plan assets at fair value..............  $63,955  $172,737    $60,187  $161,373
Projected benefit obligation...........   51,998   195,176     48,990   177,397
                                         -------  --------    -------  --------
Plan assets in excess of (less than)
 projected benefit obligation..........  $11,957  $(22,439)   $11,197  $(16,024)
                                         =======  ========    =======  ========
The above excess (deficiency) is
 comprised of amounts to be amortized
 over the expected average remaining
 service lives of plan members and to
 be reflected in future earnings,
 namely:
  Unamortized net gain (loss)..........  $(2,917) $ 15,736    $(3,082) $  7,169
  Net asset (obligation) as at June
   1994, the implementation date of the
   current accounting policy...........      --        480        --        584
  Prior service cost of retroactive
   benefits resulting from plan
   amendments since June 1994..........     (452)  (24,126)       --    (13,118)
                                         -------  --------    -------  --------
                                          (3,369)   (7,910)    (3,082)   (5,365)
Prepaid pension cost (liability).......   15,326   (14,529)    14,279   (10,659)
                                         -------  --------    -------  --------
                                         $11,957  $(22,439)   $11,197  $(16,024)
                                         =======  ========    =======  ========

   The following assumptions were used for the Canadian and U.S. plans:

                                                            1999        1998
                                                         ----------- -----------
      Average Rate                                        Can   US    Can   US
      -------------------------------------------------- ----- ----- ----- -----
      Discount rate..................................... 8.25% 7.50% 8.75% 6.75%
      Salary increase................................... 3.50% 4.75% 3.50% 4.75%
      Return on assets.................................. 8.25% 9.25% 8.75% 9.25%

 Post-Retirement Benefits Other Than Pensions

                                                                 1999    1998
                                                                ------- -------
                                                                 (in thousands
                                                                  of dollars)
   Costs of post-retirement benefits other than pensions:
     Service costs............................................. $   962 $   690
     Interest costs............................................   1,350   1,252
     Amortization of the transitional balance..................     131     131
     Actuarial loss............................................       4     --
                                                                ------- -------
       Total................................................... $ 2,447 $ 2,073
                                                                ======= =======
   Funded status of plans:
     Accumulated obligation for post-retirement benefits other
      than pensions............................................ $19,444  18,740
                                                                ======= =======
   Unrecognized transitional balance........................... $ 1,622 $ 1,653
   Unrecognized net loss.......................................     841   1,775
   Accrual for post-retirement benefits other than pensions....  16,981  15,312
                                                                ------- -------
                                                                $19,444 $18,740
                                                                ======= =======

                          ST. LAURENT PAPERBOARD INC.

   The assumptions used to measure the obligation for post-retirement benefits other than pensions are as follows:

   Average age discount
    rate...................  7.50%
   Health care cost trend
    rate...................  7.50% in 1999 trending down to a rate of 5% in 2003
   Effect of a 1% change in
    the health care cost
    trend rate on post-
    retirement benefits
    other than pensions:...  --Cost $0.1 million
                             --Obligation $0.9 million

 Change in Benefits Obligation

                                                                Other Post-
                                                                Retirement
                                          Pension Benefits       Benefits
                                          ------------------  ----------------
                                            1999      1998     1999     1998
                                          --------  --------  -------  -------
                                              (in thousands of dollars)
   Benefits obligation at beginning of
    year................................. $226,387  $212,045  $18,740  $16,754
     Acquisition.........................    5,811       --     1,014      --
     Unrealized foreign exchange loss
      (gain).............................    9,111    (9,887)     131     (145)
     Service costs.......................    5,647     4,809      962      690
     Interest costs......................   18,754    17,607    1,350    1,252
     Plan participants' contributions....    1,326     1,159      --       --
     Amendments..........................   12,032     4,140      --       --
     Actuarial loss (gain)...............  (18,258)    5,216     (930)   1,054
     Special termination benefits (Note
      17)................................      --      8,233      --       --
     Benefits paid.......................  (13,636)  (16,935)  (1,823)    (865)
                                          --------  --------  -------  -------
   Benefits obligation at end of year.... $247,174  $226,387  $19,444  $18,740
                                          ========  ========  =======  =======

 Change in Plan Assets

                                                             Pension Benefits
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
                                                             (in thousands of
                                                                 dollars)
   Fair value of plan assets at beginning of year..........  $221,560  $221,460
     Acquisition...........................................     5,224       --
     Unrealized foreign exchange gain (loss)...............     8,601    (9,683)
     Actual return on plan assets..........................     9,757    21,733
     Employer contribution.................................     3,860     3,826
     Plan participants' contributions......................     1,326     1,159
     Gross benefits paid...................................   (13,636)  (16,935)
                                                             --------  --------
   Fair value of plan assets at end of year................  $236,692  $221,560
                                                             ========  ========

                          ST. LAURENT PAPERBOARD INC.

12. Interest Expense (Income), Net and Other Income

 Interest expense (income), net

                                                      1999     1998     1997
                                                     -------  -------  -------
                                                        (in thousands of
                                                            dollars)
   Interest on long-term debt....................... $27,019  $28,252  $25,635
   Deferred debt issue expenses written off.........     --       --     8,426
   Interest on debt component of convertible
    debentures......................................     --       --       260
   Interest income on temporary investments.........    (943)  (1,103)  (1,866)
   Interest capitalized on major construction
    projects........................................     --       --      (200)
   Other............................................   2,533    2,248    1,505
                                                     -------  -------  -------
                                                     $28,609  $29,397  $33,760
                                                     =======  =======  =======

   Cash payments of interest totaled $27.6 million in 1999 (1998--$27.1 million; 1997--$28.4 million).

 Other income (expense), net

                                                              1999    1998 1997
                                                             -------  ---- ----
                                                             (in thousands of
                                                                 dollars)
   Gain resulting from the renegotiation of fibre supply
    agreements.............................................. $ 9,500  $--  $--
   Gain from asset disposals................................   5,094   235  235
   Other....................................................    (802)  262  (22)
                                                             -------  ---- ----
                                                             $13,792  $497 $213
                                                             =======  ==== ====

13. Provision for (Recovery of) Income Taxes

   The composite of the applicable statutory corporate income tax rates in Canada is 39.7% (1998--39.3%; 1997--41.1%). The following is the reconciliation of income taxes calculated at the above composite statutory rate with the income tax provision:

                                                    1999      1998      1997
                                                   -------  --------  --------
                                                   (in thousands of dollars)
   Earnings (loss) before income taxes............ $60,276  $(30,400) $(42,451)
                                                   -------  --------  --------
   Income taxes (recovery) at the composite
    statutory rate................................  23,943   (11,946)  (17,458)
   Manufacturing and processing deduction.........  (2,455)      624     2,655
   Large corporations tax.........................     926       714     1,310
   Exchange translation items.....................    (515)    3,277     1,054
   Other items....................................     (63)      194       429
                                                   -------  --------  --------
                                                   $21,836  $ (7,137) $(12,010)
                                                   =======  ========  ========

   Payments for income and capital taxes in 1999 amounted to $2.9 million (1998--payments of $2.5 million; 1997--payments of $2.6 million).

                          ST. LAURENT PAPERBOARD INC.

   The following summarizes the Company's income taxes on earnings of its Canadian and foreign operations:

                                                    1999     1998       1997
                                                   ------- ---------  --------
                                                   (in thousands of dollars)
   Canada
     Earnings (loss) before income taxes.......... $33,678 $ (16,063) $(35,854)
     Income taxes (recovery)
       Current....................................     913       921     1,550
       Future.....................................  10,352    (2,760)  (11,067)
                                                   ------- ---------  --------
                                                    11,265    (1,839)   (9,517)
                                                   ======= =========  ========
     Net earnings (loss) before non-controlling
      interest.................................... $22,413 $ (14,224) $(26,337)
                                                   ======= =========  ========
   Foreign
     Earnings (loss) before income taxes.......... $26,598 $(14,337)  $(6,597)
     Income taxes (recovery)
       Current....................................     544       104       --
       Future.....................................  10,027    (5,402)   (2,493)
                                                   ------- ---------  --------
                                                    10,571    (5,298)   (2,493)
                                                   ======= =========  ========
     Net earnings (loss) before non-controlling
      interest.................................... $16,027 $  (9,039) $ (4,104)
                                                   ======= =========  ========
   Total
     Earnings (loss) before income taxes.......... $60,276 $ (30,400) $(42,451)
     Income taxes (recovery)
       Current....................................   1,457     1,026     1,550
       Future.....................................  20,379    (8,163)  (13,560)
                                                   ------- ---------  --------
                                                    21,836    (7,137)  (12,010)
                                                   ======= =========  ========
     Net earnings (loss) before non-controlling
      interest.................................... $38,440 $ (23,263) $(30,441)
                                                   ======= =========  ========

   Principal components of future income taxes are as follows:

                                                   1999              1998
                                             -----------------  ----------------
                                                       United            United
                                              Canada   States   Canada   States
                                             --------  -------  -------  -------
                                                (in thousands of dollars)
Future income tax assets
  Operating loss carryforwards.............  $  5,031  $48,004  $10,423  $37,870
  Post retirement benefits.................       --     7,107      --     6,958
  Shares issuance costs....................     2,864      --     4,170      --
  Other deductible timing differences......     3,426    4,302    2,128    4,467
                                             --------  -------  -------  -------
                                               11,321   59,413   16,721   49,295
                                             --------  -------  -------  -------
Future income tax liabilities
  Differences between tax bases and
   reported amounts of depreciable assets..    26,648   56,617   21,174   36,548
  Post retirement liabilities..............       --     4,318      --     4,246
  Other taxable timing differences.........     1,388       68    1,910       64
                                             --------  -------  -------  -------
                                               28,036   61,003   23,084   40,858
                                             --------  -------  -------  -------
Net future income tax assets (liabilities).  $(16,715) $(1,590) $(6,363) $ 8,437
                                             ========  =======  =======  =======

                          ST. LAURENT PAPERBOARD INC.

   The tax loss carryforwards expire as follows:

                                 (in thousands of dollars)
             2003...............         $  6,800
             2004...............            7,400
             2010...............              900
             2011...............            2,300
             2012...............           23,500
             2018...............           71,800
             2019...............           21,800
                                         --------
                                         $134,500
                                         ========

14. Shareholder Rights Plan

   The Company has a Shareholder Rights Plan which is designed to encourage the fair treatment of all shareholders in connection with any takeover bid for the Company. The Shareholder Rights Plan adopted in 1995 and subject to reconfirmation by the shareholders at every third annual meeting, has been renewed in 1998 and will expire on February 1, 2005.

   The rights issued under the Shareholder Rights Plan become exercisable under certain specific events related to a potential takeover other than a permitted bid. Similar to most of the rights plans implemented in Canada, the Shareholder Rights Plan contemplates a permitted bid concept whereby a takeover bid will not trigger the rights if it meets specified conditions. Should a bid other than a permitted bid be carried out, each right would entitle a rights holder to purchase common shares of the Company at a 50% discount of the market price at the time.

15. Segmented Information

   The Company's primary activity is the production and marketing of paperboard and packaging products. The Company's manufacturing and converting facilities are located in Quebec and Ontario, Canada, and in New York, Maryland, Massachusetts, Ohio, North Carolina, Virginia, Wisconsin, South Carolina and New Hampshire, U.S.A. The operating activities are split into two major segments which are the paperboard production and marketing, and the converting operations.

   Primary production includes white top and mottled white linerboard, solid bleached foodboard and linerboard, unbleached kraftliner board, and corrugating medium. Containerboard, consisting of linerboard and corrugating medium, is the principal raw material used in the manufacturing of corrugated containers. Integrated containerboard manufacturers exchange containerboard with other manufacturers to take advantage of freight costs, manufacturing efficiencies and to obtain grade they do not produce.

   The Company owns and operates seventeen converting plants. The converting production consists mainly of corrugated containers, litho-labeled and direct-printed retail packaging, point-of-purchase displays, post-print, specialty packaging products, cupstock, baconboard and liquid packaging. The Company's converting plants consume the equivalent of approximately 37% of the Company's production. Accounting for segment profitability involves use of transfer prices that attempt to approximate current market value. Segment profit and assets have been measured in accordance with the Company's accounting policies.

                          ST. LAURENT PAPERBOARD INC.

                                                          Woodlands,
                                                          Solid Wood
                                                              And
                                      Primary             Unallocated
                1999                   Mills   Converting   Amounts     Total
                ----                  -------- ---------- ----------- ---------
                                              (in thousands of dollars)
Net sales to third parties........... $523,532  $363,178    $29,087   $ 915,797
Inter-segment sales..................   90,240       --         --       90,240
                                      --------  --------    -------   ---------
Total................................  613,772   363,178     29,087   1,006,037
EBITDA(i)............................  117,476    21,845      2,795     142,116
Amortization.........................   56,064     8,741      2,218      67,023
Operating earnings...................   61,412    13,104        577      75,093
Total assets.........................  766,288   310,233     79,022   1,155,543
Additions to property, plant and
 equipment...........................   37,251    18,556      1,331      57,138
Addition to goodwill.................      --     21,630        --       21,630

                                                          Woodlands,
                                                          Solid Wood
                                                              And
                                      Primary             Unallocated
                1998                   Mills   Converting   Amounts     Total
                ----                  -------- ---------- ----------- ---------
                                              (in thousands of dollars)
Net sales to third parties........... $478,104  $296,038    $17,765   $ 791,907
Inter-segment sales..................   80,354       --         --       80,354
                                      --------  --------    -------   ---------
Total................................  558,458   296,038     17,765     872,261
EBITDA (i) before restructuring
 charge..............................   61,300    15,206     (1,620)     74,886
Amortization.........................   54,329     7,391      1,788      63,508
Operating earnings (loss) before
 restructuring charge................    6,971     7,815     (3,408)     11,378
Total assets.........................  809,947   181,532     58,934   1,050,413
Additions to property, plant and
 equipment...........................   33,913    13,129      2,193      49,235
Addition to goodwill.................      --        --         --          --

                                                         Woodlands,
                                                         Solid Wood
                                                             And
                                    Primary              Unallocated
               1997                  Mills    Converting   Amounts     Total
               ----                 --------  ---------- ----------- ---------
                                            (in thousands of dollars)
Net sales to third parties......... $363,436   $220,125    $6,881    $ 590,442
Inter-segment sales................   64,727        --        --        64,727
                                    --------   --------    ------    ---------
Total..............................  428,163    220,125     6,881      655,169
EBITDA(i)..........................   29,812     14,432    (5,527)      38,717
Amortization.......................   39,696      6,466     1,459       47,621
Operating earnings (loss)..........   (9,884)     7,966    (6,986)      (8,904)
Total assets.......................  844,388    176,792    59,741    1,080,921
Additions to property, plant and
 equipment.........................   21,388     19,113     3,537       44,038
Addition to goodwill...............      --         --        702          702

   Starting in July 1998, corporate expenses were allocated to the primary mills and converting segments.
--------
(i) EBITDA: earnings before interest, income taxes, depreciation and amortization.

                          ST. LAURENT PAPERBOARD INC.

   The operations and assets of the Company by geographic area are as follows:

                                               1999        1998        1997
                                            ----------- ----------  ----------
                                                (in thousands of dollars)
   Sales to third parties From Canada
     Within Canada........................  $   137,174 $  120,620  $  130,367
     To the United States.................      208,086    151,903     125,206
     Other................................       29,222     45,583      45,296
                                            ----------- ----------  ----------
                                                374,482    318,106     300,869
     From the United States...............      541,315    473,801     289,573
                                            ----------- ----------  ----------
                                            $   915,797 $  791,907  $  590,442
                                            =========== ==========  ==========
   Intercompany sales between geographic
    areas(A)
     From Canada..........................  $    19,582 $    9,723  $    4,845
     From the United States...............        1,215      2,078       1,092
                                            ----------- ----------  ----------
                                            $    20,797 $   11,801  $    5,937
                                            =========== ==========  ==========
   Operating earnings (loss)
     Canada...............................  $    40,967 $   (4,213) $  (22,975)
     United States........................       34,126      2,713      14,071
                                            ----------- ----------  ----------
                                            $    75,093 $   (1,500) $   (8,904)
                                            =========== ==========  ==========
   Total assets(B)
     Canada...............................  $   438,551 $  441,710  $  468,865
     United States........................      716,992    608,703     612,056
                                            ----------- ----------  ----------
                                            $ 1,155,543 $1,050,413  $1,080,921
                                            =========== ==========  ==========
   Property, plant, equipment and goodwill
     Canada...............................  $   325,249 $  320,371  $  316,170
     United States........................      531,969    475,512     491,901
                                            ----------- ----------  ----------
                                            $   857,218 $  795,883  $  808,071
                                            =========== ==========  ==========

--------
(A) Intercompany sales reflect transfer prices at market value.
(B) Total assets are those which are directly used in geographic areas.

                          ST. LAURENT PAPERBOARD INC.

16. Financial Instruments and Risk Management

   Since substantially all of the Company's revenues are denominated in US dollars and a portion of the operating costs are incurred in Canadian dollars, the Company has a hedging program to manage its foreign exchange exposure on future purchases of services and products denominated in Canadian dollars. The Company does not use derivative financial instruments for trading or speculative purposes. At December 31, the Company had entered into various forward contracts and options for the purchase of Canadian dollars as follows (amounts in parentheses represent losses):

                                     1999                      1998
                           ------------------------ --------------------------
                                    Average                  Average
                                    Exchange                 Exchange
                           Nominal    Rate    Fair  Nominal    Rate     Fair
                            Amount   $/Can$  Value   Amount   $/Can$   Value
                           -------- -------- ------ -------- -------- --------
                                        (in thousands of dollars)
   1999................... $    --  $   --   $  --  $ 77,000 $0.7125  $ (7,422)
   2000...................  108,000  0.6950     150   84,000  0.7001    (5,493)
   2001...................   76,000  0.6920     919   56,000  0.7027    (3,776)
   2002...................   21,000  0.6972     208   15,000  0.7068    (1,074)
                           --------          ------ --------          --------
                           $205,000          $1,277 $232,000          $(17,765)
                           ========          ====== ========          ========

   The fair value of these forward contracts and options reflects the estimated amounts that the Company would receive or (pay) to terminate the contracts at the year-end date. The unrealized gains and losses on open contracts are equal to the fair value as indicated above.

 Interest Rate Risk Management

   Cash and temporary investments bear interest at floating rates. Accounts receivable, accounts payable and accrued liabilities are non-interest bearing.

   The Company enters into interest rate swap agreements to reduce exposure to interest rate fluctuations on its long-term debt. Payments made under these agreements are accounted for as adjustments to interest expense.

   At December 31, 1999, the Company has entered into interest rate swap agreements with financial institutions to pay fixed rates on a notional amount of $55 million at a rate of 5.97%. These agreements expire in 2003. The fair value of these financial instruments as of December 31, 1999 represents an unrealized gain of $1.5 million.

 Selling Prices Risk Management

   The Company enters into cash-settled swap agreements with financial institutions to receive fixed prices on notional amounts of 26 lb. semichemical corrugating medium and 42 lb. unbleached kraftliner. At December 31, 1999, the Company had entered into swap agreements for 37,500 tons of corrugating medium and 18,000 tons of unbleached kraftliner. These agreements expire in 2000 and 2001. The fair value of these financial instruments as of December 31, 1999 represents an unrealized loss of $1.6 million.

 Recycled Fibre Risk Management

   The Company enters into cash-settled swap agreements with financial institutions to pay fixed prices on notional amounts of old corrugated container. At December 31, 1999, the Company had entered into swap agreements for 48,000 tons of old corrugated container. These agreements expire in 2001. The fair market value of these instruments as of December 31, 1999 represents an unrealized loss of $0.3 million.

                          ST. LAURENT PAPERBOARD INC.

 Credit Risk Management

   The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company's credit policies include the analysis of the financial position of its customers and the regular review of their credit limits. In some cases, the Company requires bank letters of credit or subscribes to credit insurance. The Company does not have significant exposure to any individual customer or counterpart and has not incurred significant bad debt expenses in the last three years.

   The Company minimizes its credit exposure to counterparties in the derivative financial instrument transactions by entering into contracts only with highly rated financial institutions and by distributing the transactions among several selected financial institutions. Although the Company's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the derivative instruments should be offset by changes in the valuation of the underlying items being hedged.

 Fair Value of Financial Instruments

   Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings using the present value of expected cash flows.

   Short-term financial instruments included in the consolidated balance sheet are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments; these include cash and temporary investments, accounts receivable, bank indebtedness and accounts payable and accrued liabilities.

   The fair value of the Company's other financial instruments and their carrying amount are as follows:

                                                   1999              1998
                                             ----------------- -----------------
                                             Carrying   Fair   Carrying   Fair
                                              Amount   Value    Amount   Value
                                             -------- -------- -------- --------
                                                  (in thousands of dollars)
   Secured term loan.......................  $224,250 $224,250 $230,000 $230,000
   Senior secured notes....................   125,000  130,845  125,000  135,588
   Eastern Container Corporation term loan.    22,500   22,500      --       --
   Industrial development revenue bonds....     4,760    4,760    4,880    4,880
   Note payable............................     8,000    8,000      --       --
   Note payable to Abitibi-Consolidated
    Inc....................................       --       --     2,389    2,389

17. Restructuring Charge

   In 1998, the Company completed a major restructuring of its West Point mill. As a result, the market pulp machine was permanently shut down as well as a chip mill. With this process, the Company has offered an enhanced early retirement package to a certain number of eligible employees, including severance payments and extended health benefits. The Company has renegotiated the expiry date of the collective agreement extending it from 2001 to 2008. The cost related to the restructuring was incurred in 1998.

18. Uncertainty Due to the Year 2000 Issue

   The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors

                          ST. LAURENT PAPERBOARD INC.

when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not yet possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

19. Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP)

   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which conform in all material respects with generally accepted accounting principles in the United States, except as set forth below.

(A) Reconciliation of Earnings and Balance Sheet to U.S. GAAP

 Earnings Adjustments

                                                     1999      1998      1997
                                                    -------  --------  --------
                                                    (in thousands of dollars)
   Net earnings (loss) in accordance with Canadian
    GAAP..........................................   38,337   (23,263)  (30,441)
                                                    =======  ========  ========
   Adjustments:
     Pension expense(1)...........................  $  (933) $   (722) $   (414)
     Unrealized exchange loss on long-term
      debt(2).....................................      381       237       527
     Interest on equity component of convertible
      debentures(3)...............................      --        --     (4,790)
     RSU/stock options(4).........................     (804)     (798)     (785)
     Future income taxes(5).......................       --      (394)      394
     Deferred start-up costs(6)...................     (455)    2,180       (75)
     Change in reporting currency(7)..............      --        --       (508)
     Write-off of debt issue expenses(9)..........      --        --      8,426
     Income tax impact of the above adjustments...      458      (481)   (1,444)
                                                    -------  --------  --------
                                                    $(1,353) $     22  $  1,331
                                                    -------  --------  --------
   Net earnings (loss) in accordance with U.S.
    GAAP before extraordinary item................  $36,984  $(23,241) $(29,110)
   Extraordinary item (net of tax)
    write-off of debt issue expenses(9)...........      --     (5,645)      --
                                                    -------  --------  --------
   Net earnings (loss)............................  $36,984  $(28,886) $(29,110)
                                                    =======  ========  ========
   Net earnings (loss) per common share in
    accordance with U.S. GAAP before extraordinary
    item--basic...................................  $  0.75  $  (0.47) $  (0.85)
   Extraordinary item (net of tax)................      --      (0.12)      --
                                                    -------  --------  --------
   Net earnings (loss) per common share--basic....  $  0.75  $  (0.59) $  (0.85)
                                                    =======  ========  ========
   Net earnings (loss) per common share--fully
    diluted(10)...................................  $  0.75  $  (0.59) $  (0.85)
                                                    =======  ========  ========

 Statement of Comprehensive Income

                                                     1999     1998      1997
                                                    ------- --------  --------
                                                    (in thousands of dollars)
      Net earning (loss)........................... $36,984 $(28,886) $(29,110)
      Other comprehensive income, net of tax
       Minimum pension liability...................   1,882   (1,995)    3,131
                                                    ------- --------  --------
      Comprehensive income (loss).................. $38,866 $(30,881) $(25,979)
                                                    ======= ========  ========

                          ST. LAURENT PAPERBOARD INC.

 Consolidated balance sheet adjustments

                                               1999                 1998
                                       --------------------- -------------------
                                       Can. GAAP  U.S. GAAP  Can. GAAP U.S. GAAP
                                       ---------- ---------- --------- ---------
                                               (in thousands of dollars)
   Working capital...................  $  114,184 $  114,184 $ 131,533 $ 131,533
   Property, plant and equipment.....     816,879    816,879   775,960   775,960
   Future income taxes(1,6)..........         --         --      8,437     8,437
   Other assets(1,2,6,8).............      74,237     77,051    50,270    57,483
                                       ---------- ---------- --------- ---------
                                       $1,005,300 $1,008,114 $ 966,200 $ 973,413
                                       ========== ========== ========= =========
   Long-term debt....................  $  338,206 $  338,206 $ 356,455 $ 356,455
   Future income taxes(1,6)..........      18,305     16,018     6,363     3,607
   Other liabilities(1)..............      32,804     46,528    27,271    47,310
   Shareholders' equity(1,2,4,6,8)...     615,985    607,362   576,111   566,041
                                       ---------- ---------- --------- ---------
                                       $1,005,300 $1,008,114 $ 966,200 $ 973,413
                                       ========== ========== ========= =========

--------
(1) Accounting for pension costs under U.S. GAAP differs from Canadian GAAP principally with respect to the choice of the discount rate used to calculate the projected benefit obligation and to the valuation of assets and related effects on pension expense. In addition, under U.S. GAAP, the Company would have recorded an additional minimum liability for underfunded plans representing the excess of the accumulated benefit obligation over the pension plan assets, less the pension liability already recognized and the net unamortized prior service cost. Under U.S. GAAP, the additional minimum liability at December 31, 1999 of $12.1 million (1998--$19.3 million) would be accounted for and offset by an intangible asset of $11.4 million (1998--$15.9 million) and a component of accumulated other comprehensive income of $0.5 million (1998--$2.3 million), net of a tax benefit of $0.2 million (1998--$1.1 million).
(2) Unrealized exchange gains and losses arising on the translation, at exchange rates prevailing on the balance sheet date, of long-term debt repayable in a foreign currency are deferred and amortized over the remaining life of the related debt. Under U.S. GAAP, such exchange gains and losses are included in earnings.
(3) Under Canadian GAAP, the interest expense related to the debt component of the convertible debenture is charged to net earnings and the interest expense related to the equity component of the convertible debentures, net of income taxes, is charged to retained earnings. Under U.S. GAAP, the interest related to the principal amount of the convertible debentures is charged to earnings.
(4) Under U.S. GAAP, the Company had elected in 1995 to measure compensation costs related to awards of RSUs and stock options using the fair value based method of accounting as recommended under FASB Statement 123. The recognition provision has not been applied to awards granted in 1994. The fair value of options granted was estimated using the Black-Scholes options pricing model, taking into account an interest risk-free rate of 6% in 1999 (6% in 1998; 7% in 1997), an expected volatility of 25% and an expected life of four years. The weighted average grant date fair value of options granted during the year was $3.39: (1998--$3.42 and 1997--$5.28). The expected rate of cancellation of options and RSUs is estimated at 5% and 6.5% respectively per year. The cost related to the RSUs, which is amortized over a period of three years, is based on the market value of the Company's shares as of the grant date, which was $12.30 in 1998 (1997-- $15.08). The program was terminated in 1998. No RSUs were granted in 1999.

                          ST. LAURENT PAPERBOARD INC.

(5) Under Canadian GAAP, future income taxes were, until 1997, considered as non-monetary elements and were therefore translated into US dollars using historical exchange rates. Under U.S. GAAP, future income taxes were considered as monetary elements and were, therefore, translated into US dollars using the exchange rate in effect at the end of the year. In 1998, the Company adopted the new Canadian accounting for income taxes approved by CICA, which had the effect of considering future income taxes as monetary items; therefore, there is no difference in the measurement of future income taxes at the end of December 1998 and 1999.
(6) Under Canadian GAAP, start-up costs can be deferred and amortized. Under U.S. GAAP, such costs are charged to earnings as incurred.

(7) As mentioned in Note 2, the Company has adopted, in 1997, the US dollar as its reporting and functional currency. Under Canadian GAAP, prior years' financial statements are presented in US dollars in accordance with a translation of convenience method using the closing exchange rate at December 31, 1996 of $0.73 per CAN$1.00. Under U.S. GAAP, prior years' financial statements are translated according to the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate.
(8) Under U.S. GAAP, advances to officers and managers for the purchase of shares of the Company must be deducted from shareholders' equity.
(9) Under U.S. GAAP, the write-off (Note 12) of unamortized debt issue expense was recognized when the debt was extinguished in 1998.
(10) Under U.S. GAAP, the effect of potential conversion is calculated using the treasury stock method for options and warrants. Under the treasury stock method, earnings per share are calculated as if options and warrants were exercised at the beginning of the year and as if the funds were used to purchase the Company's stock in the market. Under Canadian GAAP, the funds theoretically received on conversion are assumed to earn an appropriate rate of return.

(B) Supplementary Disclosures Under U.S. GAAP
1. Accounts Receivable

                                                                1999     1998
                                                              --------  -------
                                                              (in thousands of
                                                                  dollars)
      Trade receivable....................................... $112,380  $94,189
      Other..................................................   13,038    2,856
                                                              --------  -------
                                                               125,418   97,045
      Less: Allowance for doubtful accounts..................   (1,139)  (1,150)
                                                              --------  -------
                                                              $124,279  $95,895
                                                              ========  =======

2. Accounts Payable and Accrued Charges

                                                                 1999    1998
                                                               -------- -------
                                                               (in thousands of
                                                                   dollars)
      Trade payable........................................... $ 67,781 $41,136
      Accrued vacation pay and payroll deduction..............   13,387   9,068
      Other...................................................   21,678  21,908
                                                               -------- -------
                                                               $102,846 $72,112
                                                               ======== =======

3. Operating Leases

   Operating lease expenses amounted to $7.4 million in 1999 (1998--$6.6 million; 1997--$4.7 million).

                          ST. LAURENT PAPERBOARD INC.

4. Supplementary Information to Consolidated Statement of Cash Flows

   Under US GAAP, bank indebtedness is considered as a financing activity and is reported as such in the statement of cash flows.

5. Pro Forma Statement of Earnings Data (Unaudited)

   The following unaudited pro forma statement of earnings data assume that the acquisitions discussed in Note 3 occurred as at January 1, 1998. The unaudited pro forma statement of earnings data were prepared based upon the historical consolidated statements of earnings of the Company for the years ended December 31, 1999 and 1998, on the statements of earnings of the businesses acquired for the year ended December 31, 1998 and for the period from January 1, 1999 to the date of their respective acquisition. The statements of earnings of the businesses acquired have been adjusted to bring accounting policies for amortization of property, plant and equipment and inventory valuation in line with those of the Company. The unaudited pro forma data are not necessarily indicative of the combined results of operations of the Company and the businesses acquired that would have resulted had the transactions occurred on the date previously indicated, nor is it necessarily indicative of future operating results of the Company.

   Pro forma statement of earnings data 1999

                                                               1999      1998
                                                            ---------- --------
                                                             (in thousands of
                                                                 dollars,
                                                             except per share
                                                                 amounts)
      Net sales............................................ $1,049,161 $950,830
      Net earnings (loss)..................................     39,475  (26,213)
      Net earnings (loss) per share........................       0.80    (0.53)

6. Pending Accounting Standard

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardized the accounting for all derivatives. This standard will be effective for fiscal years beginning after June 15, 2000. Management has not yet determined the impact of this new Standard.

     In March 1999, the Canadian Institute of Chartered Accountants ("CICA") released new accounting rules regarding employee future benefits under section 3461 of the CICA Handbook. The new accounting standards will be applicable in fiscal year 2000. Management has not yet determined if the new rules will be applied retroactively or prospectively as permitted under section 3461. If the new rules are applied retroactively, the benefit liability will increase by approximately $31 million and retained earnings will decrease by approximately $21 million net of income taxes.

20. Subsequent Event

     On February 23, 2000, Smurfit-Stone Container Corporation ("SSCC") and the Company entered into a pre-merger agreement pursuant to which SSCC has agreed to acquire all of the issued and outstanding shares of the Company for a per share consideration of $12.50 and one-half share of SSCC. In certain circumstances, including in the event that the Company receives a superior proposal and the Board of Directors of the Company withdraws its support for the SSCC offer, SSCC will be entitled to a $30 million break fee. Subject to obtaining shareholders and regulatory approvals, the SSCC transaction is scheduled to close towards the end of the second quarter.

21. Comparative Amounts

     Certain comparative amounts have been restated to comply with the current year's presentation.

                          ST. LAURENT PAPERBOARD INC.

            CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

                                  (unaudited)
             (in thousands of US dollars, except per share amounts)

                                                               First Quarter
                                                              ended March 31,
                                                             ------------------
                                                               2000      1999
                                                             --------  --------
   Sales...................................................  $300,110  $216,475
   Cost of delivery........................................    17,921    18,051
                                                             --------  --------
   Net sales...............................................   282,189   198,424
                                                             --------  --------
   Cost of sales...........................................   213,621   164,592
   Selling and administrative expenses.....................    23,694    12,687
   Amortization............................................    18,631    16,435
                                                             --------  --------
                                                              255,946   193,714
                                                             --------  --------
   Operating earnings......................................    26,243     4,710
   Interest expense, net...................................     8,193     7,057
   Other expense (income)..................................     3,373    (4,816)
                                                             --------  --------
   Earnings before income taxes............................    14,677     2,469
   Provision for income taxes..............................     6,207       479
                                                             --------  --------
                                                                8,470     1,990
   Earnings from equity investment/minority interests......      (137)      285
                                                             --------  --------
   Net earnings............................................  $  8,333  $  2,275
                                                             ========  ========
   Net earnings per common share
     Basic.................................................  $   0.17  $   0.05
                                                             ========  ========
     Fully diluted.........................................  $   0.17  $   0.05
                                                             ========  ========
   Weighted average number of outstanding common shares (in
    thousands).............................................    49,559    49,264
                                                             ========  ========
   Retained earnings at beginning of period................  $ 40,106  $  1,769
   Employee future benefits transitional amount............   (19,643)       --
   Net earnings............................................     8,333     2,275
                                                             --------  --------
   Retained earnings at end of period......................  $ 28,796  $  4,044
                                                             ========  ========

                          ST. LAURENT PAPERBOARD INC.

               CONSOLIDATED STATEMENT OF CHANGES IN CASH POSITION

                                  (unaudited)
                          (in thousands of US dollars)

                                                              First Quarter
                                                             Ended March 31,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net earnings............................................. $  8,333  $  2,275
  Items not involving cash.................................
    Amortization of property, plant and equipment, start
     up, deferred costs and goodwill.......................   18,631    16,435
    Amortization of debt issue costs.......................      510       399
    Future income taxes....................................    5,456       185
    Loss (gain) on sale of property, plant and equipment...      185    (4,553)
    Other..................................................      135      (222)
  Start-up and other deferred costs incurred...............   (1,511)     (691)
  Post retirement expense, net of funding..................     (378)    1,041
  Earnings from equity investment/minority interests.......      137      (285)
                                                            --------  --------
                                                              31,498    14,584
  Change in non-cash working capital relating to operations
    Accounts receivable....................................   (6,120)   (9,674)
    Inventory..............................................   (4,732)    8,345
    Prepaid expenses.......................................    7,445     1,464
    Accounts payable and accruals..........................    2,597    11,092
    Income and other taxes payable.........................     (425)      (42)
                                                            --------  --------
                                                              (1,235)   11,185
                                                            --------  --------
  Cash provided by operating activities....................   30,263    25,769
                                                            --------  --------
INVESTING ACTIVITIES
  Equity investment........................................      --     (9,607)
  Additions to property, plant and equipment...............  (23,245)   (6,204)
  Proceeds from disposals of property, plant and equipment.      142     5,655
                                                            --------  --------
                                                             (23,103)  (10,156)
                                                            --------  --------
FINANCING ACTIVITIES
  Issuance of common shares, net of expenses...............    3,318       333
  Minority interests.......................................      729       --
  Issuance of long-term debt...............................    8,790        70
  Repayment of long-term debt..............................   (9,561)      (24)
  Debt issue costs.........................................       19      (127)
                                                            --------  --------
                                                               3,295       252
                                                            --------  --------
INCREASE (DECREASE) IN CASH................................   10,455    15,865
CASH (INDEBTEDNESS) AT BEGINNING OF PERIOD.................   14,891    (3,519)
                                                            --------  --------
CASH (INDEBTEDNESS) AT END OF PERIOD....................... $ 25,346  $ 12,346
                                                            ========  ========
CASH AND CASH EQUIVALENTS
  Cash on hand.............................................   22,225     6,713
  Temporary investments....................................    3,121     5,633
                                                            --------  --------
                                                            $ 25,346  $ 12,346
                                                            ========  ========

                          ST. LAURENT PAPERBOARD INC.

                           CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)

                                                         March 31,  December 31,
                                                           2000         1999
                                                        ----------- ------------
                                                        (unaudited)   (audited)
ASSETS
Current assets
  Cash and temporary investments....................... $    25,346  $   14,891
  Accounts receivable..................................     130,399     124,279
  Income and other taxes receivable....................       5,217       4,792
  Inventories..........................................     111,213     106,481
  Prepaid expenses.....................................       6,539      13,984
                                                        -----------  ----------
                                                            278,714     264,427
Property, plant and equipment..........................     822,530     816,879
Deferred charges and other assets......................      33,008      33,898
Goodwill...............................................      39,783      40,339
                                                        -----------  ----------
                                                        $ 1,174,035  $1,155,543
                                                        ===========  ==========
LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities............. $   105,443  $  102,846
  Current portion of long-term debt....................      48,167      47,397
                                                        -----------  ----------
                                                            153,610     150,243
Long-term debt.........................................     336,735     338,206
Future income taxes....................................      14,501      18,305
Other liabilities......................................      61,196      32,804

Shareholders' equity
  Common shares........................................     576,789     573,471
  Contributed surplus..................................       2,408       2,408
  Retained earnings....................................      28,796      40,106
                                                        -----------  ----------
                                                            607,993     615,985
                                                        -----------  ----------
                                                        $ 1,174,035  $1,155,543
                                                        ===========  ==========

  ST. LAURENT PAPERBOARD INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (All
       amounts are expressed in United States (unaudited) ("US") dollars except where otherwise indicated)

1. CHANGE IN ACCOUNTING POLICY

   In the first quarter of 2000, the Company retroactively adopted the new accounting standard of the Canadian Institute of Chartered Accountants regarding employee future benefits which requires all employee future benefits to be accounted for on an accrual basis. Financial statements of prior periods were not restated. The impact of this change was to increase other liabilities by $28.9 million, increase future tax benefits by $9.3 million and decrease retained earnings by $19.6 million. The impact on earnings was not significant.

2. SUBSEQUENT EVENTS

 Contingency

   The consolidated financial statements of the Company as at December 31, 1999 mentioned the issuance of Notices of Violations under the Clear Air Act by the U.S. Environmental Protection Agency and the Virginia Department of Environmental Quality to its West Point mill which was acquired in 1997 from Chesapeake Corporation and the related circumstances. Under the Purchase Agreement, the Company is entitled to indemnification up to a maximum of $50 million. A third party appointed by the Company and Chesapeake has ruled to extend the indemnification period from May 8, 2000, as previously reported, to August 7, 2000 and further extended by agreement of the parties to November 6, 2000.

 Merger with Smurfit-Stone Container Corporation ("SSCC")

   On February 20, 2000, SSCC and the Company entered into a pre-merger agreement pursuant to which SSCC agreed to acquire all the issued and outstanding shares of the Company for a per share consideration of $12.50 and one-half share of SSCC. Shareholders and regulatory approvals were subsequently obtained and the transaction closed on May 31, 2000.

3. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which conform in all material respects with generally accepted accounting principles in the United States to the extent as required by Item 17 of Form 20-F, except as set forth below.

 Reconciliation of Earnings and Balance Sheet to U.S. GAAP

 Earnings Adjustments

                                                    First quarter First quarter
                                                        2000          1999
                                                    ------------- -------------
   Net earnings (loss) in accordance with Canadian
    GAAP...........................................    $8,333        $2,275
                                                       ------        ------
   Adjustments:
   Pension expense (1).............................      (225)         (233)
   Unrealized exchange loss on long-term debt (2)..        96            95
   RSU/stock options (3)...........................      (169)         (126)
   Deferred start-up costs (4).....................      (742)          172
   Income tax impact of the above adjustments......       319            20
                                                       ------        ------
                                                         (721)          (72)
                                                       ------        ------
   Net earnings (loss) in accordance with U.S.
    GAAP...........................................    $7,612        $2,203
                                                       ======        ======
   Net earnings (loss) per common share in
    accordance with U.S. GAAP--basic...............    $ 0.15        $ 0.04
                                                       ======        ======
   Net earnings (loss) per common share--fully
    diluted (6)....................................    $ 0.15        $ 0.04
                                                       ======        ======

 Consolidated Balance Sheet Adjustments

                                        March 31, 2000       December 31, 1999
                                    ---------------------- ---------------------
                                     Can. GAAP  U.S. GAAP  Can. GAAP  U.S. GAAP
                                    ----------- ---------- ---------- ----------
                                             (in thousands of dollars)
Working capital.................... $   125,104 $  125,104 $  114,184 $  114,184
Property, plant and equipment......     822,530    822,530    816,879    816,879
Future income taxes (1,4)..........          --         --         --         --
Other assets (1,2,4,5).............      72,791     75,316     74,237     77,051
                                    ----------- ---------- ---------- ----------
                                    $ 1,020,425 $1,022,950 $1,005,300 $1,008,114
                                    =========== ========== ========== ==========
Long-term debt..................... $   336,735 $  336,735 $  338,206 $  338,206
Future income taxes (1,4)..........      14,501     21,156     18,305     16,018
Other liabilities (1)..............      61,196     46,241     32,804     46,528
Shareholders' equity (1,2,3,4,5)...     607,993    618,818    615,985    607,362
                                    ----------- ---------- ---------- ----------
                                    $ 1,020,425 $1,022,950 $1,005,300 $1,008,114
                                    =========== ========== ========== ==========

--------
(1) Until December 1999, accounting for pension costs under U.S. GAAP differed from Canadian GAAP principally with respect to the choice of the discount rate used to calculate the projected benefit obligation and to the valuation of assets and related effects on pension expense. The adoption in 2000 of a new accounting standard for pension costs in Canada eliminated most of the differences with the U.S. accounting rule. With the adoption of the new Canadian accounting rule, the Company recognized as of the beginning of the year, the liability for underfunded plans representing the excess of the projected benefit obligation over the pension plan assets, less the pension liability already recognized. Under U.S. GAAP, the Company would have recorded an additional minimum liability for underfunded plans representing the excess of the accumulated benefit obligation over the pension plan assets, less the pension liability already recognized and the net unamortized prior service cost. Starting in 2000, the amortization of the unrecognized liability under U.S. GAAP represented by the difference between the projected benefit obligation and the accumulated benefit obligation will create the main difference between the Canadian and U.S. GAAP. Under U.S. GAAP, a minimum liability at December 31, 1999 and March 31, 2000 of $12.1 million would be accounted for and offset by an intangible asset of $11.4 million and a component of accumulated other comprehensive income of $0.5 million net of a tax benefit of $0.2 million.
(2) Unrealized exchange gains and losses arising on the translation, at exchange rates prevailing on the balance sheet date, of long-term debt repayable in a foreign currency are deferred and amortized over the remaining life of the related debt. Under U.S. GAAP, such exchange gains and losses are included in earnings.
(3) Under U.S. GAAP, the Company had elected in 1995 to measure compensation costs related to awards of RSUs and stock options using the fair value based method of accounting as recommended under FASB Statement 123. The recognition provision has not been applied to awards granted in 1994. The fair value of options granted in 1999 was estimated using the Black-Scholes options pricing model, taking into account an interest risk-free rate of 6%, an expected volatility of 25% and an expected life of four years. The weighted average grant date fair value of options granted during 1999 was $3.39. The expected rate of cancellation of options and RSUs is estimated at 5% and 6.5% respectively per year. The cost related to the RSUs, which is amortized over a period of three years, is based on the market value of the Company's shares as of the grant date. The program was terminated in 1998. No RSUs were granted in 1999 and 2000 and no options were granted in the first quarter of 2000.
(4) Under Canadian GAAP, start-up costs can be deferred and amortized. Under U.S. GAAP, such costs are charged to earnings as incurred.
(5) Under U.S. GAAP, advances to officers and managers for the purchase of shares of the Company must be deducted from shareholders' equity.
(6) Under U.S. GAAP, the effect of potential conversion is calculated using the treasury stock method for options and warrants. Under the treasury stock method, earnings per share are calculated as if options and warrants were exercised at the beginning of the year and as if the funds were used to purchase the Company's stock in the market. Under Canadian GAAP, the funds theoretically received on conversion are assumed to earn an appropriate rate of return.

4. SEGMENTED INFORMATION

                                                         Woodlands,
                                                         Solid Wood
                                                             and
                                     Primary             unallocated
First Quarter ended March 31, 2000    mills   Converting   amounts     Total
----------------------------------   -------- ---------- ----------- ----------
Net sales to third parties.......... $134,819  $133,674    $13,696   $  282,189
Inter-segment sales.................   31,744       --         --        31,744
                                     --------  --------    -------   ----------
Total............................... $166,563  $133,674    $13,696   $  313,933
EBITDA..............................   38,193     6,410        271       44,874
Amortization........................   14,401     3,474        756       18,631
Operating earnings (loss)...........   23,792     2,936       (485)      26,243
Identifiable assets.................  764,941   345,428     63,666    1,174,035
Additions to property, plant and
 equipment..........................   10,163    12,759        323       23,245

                                                         Woodlands,
                                                         Solid Wood
                                                             and
                                     Primary             unallocated
First Quarter ended March 31, 1999    mills   Converting   amounts     Total
----------------------------------   -------- ---------- ----------- ----------
Net sales to third parties.......... $119,521  $ 75,271    $ 3,632   $  198,424
Inter-segment sales.................   18,338       --         --        18,338
                                     --------  --------    -------   ----------
Total............................... $137,859  $ 75,271    $ 3,632   $  216,762
EBITDA..............................   16,052     5,629       (536)      21,145
Amortization........................   13,994     2,034        407       16,435
Operating earnings (loss)...........    2,058     3,595       (943)       4,710
Identifiable assets.................  785,028   188,866     85,943    1,059,837
Additions to property, plant and
 equipment..........................    3,783     2,246        175        6,204

                      SMURFIT-STONE CONTAINER CORPORATION

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

   The following unaudited pro forma condensed consolidated statements of operations of Smurfit-Stone were prepared to illustrate the estimated effects of the St. Laurent Merger Transaction, including the financing plan and the Preferred Stock Exchange Transaction, as if those transactions had occurred for the statements of operations as of the beginning of the periods presented.

   The Smurfit-Stone historical statement of operations for the period ended June 30, 2000 includes the operating results of St. Laurent from June 1 through June 30, 2000. The St. Laurent historical statement of operations for the period ended June 30, 2000 includes the operating results of St. Laurent from January 1 through May 31, 2000.

   The following unaudited pro forma condensed consolidated balance sheet of Smurfit-Stone was prepared to illustrate the estimated effects of the Preferred Stock Transaction as if the Transaction had occurred as of June 30, 2000.

   The St. Laurent Merger Transaction was consummated May 31, 2000. As a result, the June 30, 2000 Smurfit-Stone historical balance sheet includes the financing effects of the acquisition as well as the acquired St. Laurent assets and liabilities, at fair value.


   The pro forma adjustments are based upon available information and upon certain assumptions that Smurfit-Stone and St. Laurent believe are reasonable. The unaudited pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with the historical financial statements of Smurfit-Stone and St. Laurent, and the related notes thereto. The historical condensed consolidated statements of operations of St. Laurent are presented in accordance with accounting principles generally accepted in the United States.

   The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only in response to Securities and Exchange Commission ("SEC") requirements and do not purport to represent what Smurfit-Stone's financial position or results of operations would actually have been if the Transactions had in fact occurred at such dates or to project Smurfit-Stone's financial position or results of operations for any future date or period.

   For financial accounting purposes, the acquisition of St. Laurent has been accounted for using the purchase method of accounting. Accordingly, St. Laurent's assets and liabilities have been adjusted, on a preliminary basis, to reflect their fair values in the unaudited pro forma condensed consolidated balance sheet as of June 30, 2000. The estimated effects resulting from these adjustments have been reflected in the unaudited pro forma condensed consolidated statements of operations. The allocation of the purchase price and the transaction fees and expenses included in the unaudited pro forma condensed consolidated financial statements are preliminary; final amounts may differ from those set forth herein and such differences may be material. Also the fair value of the new Smurfit-Stone Series A preferred stock is preliminary; the final fair value of the preferred stock may differ from the amount set forth herein and such difference may be material.

                      SMURFIT-STONE CONTAINER CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                           June 30, 2000
                            -------------------------------------------
                            Smurfit-Stone Preferred Stock Smurfit-Stone
                             Historical     Adjustments     Pro Forma
                            ------------- --------------- -------------
                                               (In millions)
ASSETS
Current assets:
  Cash and cash
   equivalents.............   $     53         $(26)(f)      $    27
  Receivables..............        778                           778
  Inventories..............        800                           800
  Refundable income taxes..         36                            36
  Deferred income taxes....        125                           125
  Prepaid expenses and
   other current assets....         88                            88
                              --------         ----          -------
    Total current assets...      1,880          (26)           1,854
Property, plant and
 equipment, net............      5,594                         5,594
Timberland, net............         42                            42
Goodwill, net..............      3,406                         3,406
Investment in non-
 consolidated affiliates...        176                           176
Other assets...............        342                           342
                              --------         ----          -------
                              $ 11,440         $(26)         $11,414
                              ========         ====          =======
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of
   long-term debt..........   $     55         $             $    55
  Accounts payable.........        678                           678
  Other accrued
   liabilities.............        573                           573
                              --------         ----          -------
    Total current
     liabilities...........      1,306                         1,306
Long-term debt, less
 current maturities........      5,660                         5,660
Other long-term
 liabilities...............        934                           934
Deferred income taxes......      1,116                         1,116
Minority interest..........         97          (92)(f)            5
Stockholders' equity:
  Redeemable preferred
   stock...................                      92 (f)           92
  Common stock and
   additional paid-in
   capital.................      3,837          (26)(f)        3,811
  Retained earnings
   (deficit)...............     (1,509)                       (1,509)
  Accumulated other
   comprehensive income
   (loss)..................         (1)                           (1)
                              --------         ----          -------
    Total stockholders'
     equity................      2,327           66            2,393
                              --------         ----          -------
                              $ 11,440         $(26)         $11,414
                              ========         ====          =======
  Common stock shares
   outstanding.............        244                           244

    See accompanying notes to the Unaudited Pro Forma Condensed Consolidated
                             Financial Statements.

                      SMURFIT-STONE CONTAINER CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                         St.
                         Smurfit-Stone  St. Laurent   Laurent      Preferred Stock Smurfit-Stone
                          Historical     Historical  Adjustments     Adjustments     Pro Forma
                         -------------  ------------ -----------   --------------- -------------
                                         (in millions, except per share data)
Six months ended June
 30, 2000:
  Net sales.............    $4,057         $  479      $  (24)(b)      $              $4,512
  Cost of goods sold....     3,255            396           8 (a)                      3,635
                                                          (24)(b)
  Selling and
   administrative
   expenses.............       359             41                                        400
  Restructuring charge..        46                                                        46
                            ------         ------      ------          ------         ------
  Income from
   operations...........       397             42          (8)                           431
  Interest expense, net.      (250)           (11)        (30)(d)                       (291)
  Other income
   (expense)--net.......         7             (3)                                         4
                            ------         ------      ------          ------         ------
  Income from continuing
   operations before
   income taxes,
   minority interest and
   extraordinary item...       154             28         (38)                           144
  Benefit from
   (provision for)
   income taxes.........       (79)           (13)         14(a)                         (78)
  Minority interest
   expense..............        (4)                                         4 (f)
                            ------         ------      ------          ------         ------
  Income from continuing
   operations before
   extraordinary item...    $   71         $   15      $  (24)         $    4 (g)     $   66
                            ======         ======      ======          ======         ======
  Basic earnings per
   common share from
   continuing operations
   before extraordinary
   item.................    $  .32         $  .30      $               $              $  .27
                            ======         ======      ======          ======         ======
  Diluted earnings per
   common share from
   continuing operations
   before extraordinary
   item.................    $  .32         $  .30      $               $              $  .27
                            ======         ======      ======          ======         ======
  Weighted average
   common shares
   outstanding--Basic...       222             50         (29)(c)                        243
  Weighted average
   common shares
   outstanding--Diluted.       224             50         (28)(c)                        246
Year ended December 31,
 1999:
  Net sales.............    $7,151         $  916      $  (53)(b)      $              $8,014
  Cost of goods sold....     6,022            778          18 (a)                      6,765
                                                          (53)(b)
  Selling and
   administrative
   expenses.............       696             64                                        760
  Restructuring charge..        10                                                        10
                            ------         ------      ------          ------         ------
  Income from
   operations...........       423             74         (18)                           479
  Interest expense, net.      (563)           (29)        (73)(d)                       (665)
  Other income--net.....       479 (e)         14                                        493
                            ------         ------      ------          ------         ------
  Income from continuing
   operations before
   income taxes,
   minority interest and
   extraordinary item...       339             59         (91)                           307
  Benefit from
   (provision for)
   income taxes.........      (168)           (22)         34 (a)                       (156)
  Minority interest
   expense..............        (8)                                         8 (f)
                            ------         ------      ------          ------         ------
  Income from continuing
   operations before
   extraordinary item...    $  163         $   37      $  (57)         $    8 (g)     $  151
                            ======         ======      ======          ======         ======
  Basic earnings per
   common share from
   continuing operations
   before extraordinary
   item.................    $  .75         $  .75                                     $  .62(g)
                            ======         ======      ======          ======         ======
  Diluted earnings per
   common share from
   continuing operations
   before extraordinary
   item.................    $  .74         $  .75                                     $  .61(g)
                            ======         ======      ======          ======         ======
  Weighted average
   common shares
   outstanding--Basic...       217             50         (24)(c)                        243
  Weighted average
   common shares
   outstanding--Diluted.       220             50         (24)(c)                        246


    See accompanying notes to the Unaudited Pro Forma Condensed Consolidated
                             Financial Statements.

                      SMURFIT-STONE CONTAINER CORPORATION

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

St. Laurent Transaction

 (a) To record:







 Statements of operations

  --Depreciation of property, plant and equipment acquired in the St. Laurent transaction over an average life of seventeen years; and

  --Amortization of goodwill over a forty year period.

   Tax effects are recorded assuming a 39% tax rate.

   The allocation of fair values to assets and liabilities, including intangibles and property, plant and equipment was performed on a preliminary basis. Based upon additional analyses and evaluations to be performed, the final amounts to be allocated to assets and liabilities may differ from those amounts included herein and such differences may be material. In particular the amount allocated to property, plant and equipment will change upon completion of certain valuations and other studies. A $100 million increase in property, plant and equipment and a corresponding decrease in goodwill would decrease the pro forma after-tax income by $1 million for the year ended December 31, 1999 and by $.6 million for the six months ended June 30, 2000.

   St. Laurent selling and administrative expense for the period ended June 30, 2000 exclude $28 million of nonrecurring charges directly related to the Merger Transaction, representing $14 million of financial advisor and transaction fees and $14 million of change in control payments.

 (b) To eliminate the effects of sales transactions between Smurfit-Stone and St. Laurent.

 (c) To convert St. Laurent common stock to Smurfit-Stone common stock using a
     0.5 conversion factor.

 (d) To record interest expense in connection with the $1,025 million additional borrowings under the Smurfit-Stone senior secured credit facilities and repayment of $371 million of St. Laurent debt.









   The interest rate on the term facilities is based on the assumed LIBOR rate of 6.50%. A one-eighth of one percent change in the interest rate would increase or decrease interest expense by $1 million for the year ended December 31, 1999 and by $.6 million for the six months ended June 30, 2000.

                                                                         Six
                                                                        months
                                                           Year ended   ended
                                                          December 31, June 30,
      Statements of operations                                1999       2000
      ------------------------                            ------------ --------
      Interest expense on $1,025 million new borrowings
       used to finance the acquisition...................     $103       $ 43
      Amortization of new deferred debt issuance costs...        1
      Less interest expense on extinguished debt.........      (31)       (13)
                                                              ----       ----
      Net interest expense increase......................     $ 73       $ 30
                                                              ====       ====

 (e) Other, net for Smurfit-Stone includes pretax gains on asset sales of $446 million resulting from the sales of a majority of its timberlands and its interest in Abitibi.

                      SMURFIT-STONE CONTAINER CORPORATION

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--
                                  (Continued)

Preferred Stock Exchange Transaction
 (f) To record:
 Balance sheet

  --The issuance of 4.6 million shares of Series A Preferred Stock at its estimated fair value in exchange for 4.6 million shares of Stone Series E Preferred Stock which had been previously accounted for as a minority interest; and

  --The cash inducement payment of $26 million representing 13 quarters of dividend arrearages based on 4.6 million shares of Stone Series E Preferred Stock at a rate of $1.75 per annum.

 Statements of operations

  --Eliminate minority interest expense.

 (g) Preferred dividend requirements of $8 million on an annual basis ($4 million for the six months ended June 30) and the accretion of $2 million on an annual basis ($1 million for the six months ended June 30) representing the difference between fair value of the Series A Preferred Stock and the mandatory redemption value of $115 million, maturing in 12 years are excluded from income. These items would reduce earnings per share available to common shareholders by $.04 per diluted share for the year ended December 31, 1999 and $.02 per diluted share for the six months ended June 30, 2000.

                          STONE CONTAINER CORPORATION

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

   The following unaudited pro forma condensed consolidated statements of operations of Stone were prepared to illustrate the estimated effects of the St. Laurent Merger Transaction, including the financing plan and the Preferred Stock Exchange Transaction, as if those transactions had occurred for the statements of operations as of the beginning of the periods presented.

   The Stone historical statement of operations for the period ended June 30, 2000 includes the operating results of St. Laurent from June 1 through June 30, 2000. The St. Laurent historical statement of operations for the period ended June 30, 2000 includes the operating results of St. Laurent from January 1 through May 31, 2000.

   The following unaudited pro forma condensed consolidated balance sheet of Stone was prepared to illustrate the estimated effects of the Preferred Stock Transaction as if the Transaction had occurred as of June 30, 2000.

   The St. Laurent Merger Transaction was consummated May 31, 2000. As a result, the June 30, 2000 Stone historical balance sheet includes the financing effects of the acquisition as well as the acquired St. Laurent assets and liabilities, at fair value.

   The pro forma adjustments are based upon available information and upon certain assumptions that Stone and St. Laurent believe are reasonable. The unaudited pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with the historical financial statements of Stone and St. Laurent, and the related notes thereto. The historical condensed consolidated statements of operations of St. Laurent are presented in accordance with accounting principles generally accepted in the United States.

   The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only in response to Securities and Exchange Commission ("SEC") requirements and do not purport to represent what Stone's financial position or results of operations would actually have been if the Transactions had in fact occurred at such dates or to project Stone's financial position or results of operations for any future date or period.

   For financial accounting purposes, the acquisition of St. Laurent has been accounted for using the purchase method of accounting. Accordingly, St. Laurent's assets and liabilities have been adjusted, on a preliminary basis, to reflect their fair values in the unaudited pro forma condensed consolidated balance sheet as of June 30, 2000. The estimated effects resulting from these adjustments have been reflected in the unaudited pro forma condensed consolidated statements of operations. The allocation of the purchase price and the transaction fees and expenses included in the unaudited pro forma condensed consolidated financial statements are preliminary; final amounts may differ from those set forth herein and such differences may be material.

                          STONE CONTAINER CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                       June 30, 2000
                                              ----------------------------------
                                                Stone     Preferred      Stone
                                              Container     Stock      Container
                                              Historical Adjustments   Pro Forma
                                              ---------- -----------   ---------
                                                       (in millions)
ASSETS
Current assets:
  Cash and cash equivalents..................   $   45     $            $   45
  Receivables................................      411                     411
  Inventories................................      561                     561
  Deferred income taxes......................       88                      88
  Prepaid expenses and other current assets..       50                      50
                                                ------     ------       ------
    Total current assets.....................    1,155                   1,155
Property, plant and equipment, net...........    4,343                   4,343
Timberland, net..............................       39                      39
Goodwill, net................................    3,204                   3,204
Investment in non-consolidated affiliates....      135                     135
Other assets.................................      217                     217
                                                ------     ------       ------
                                                $9,093     $            $9,093
                                                ======     ======       ======
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current maturities of long-term debt.......   $   46     $            $   46
  Accounts payable...........................      392                     392
  Other accrued liabilities..................      384                     384
                                                ------     ------       ------
    Total current liabilities................      822                     822
Long-term debt, less current maturities......    3,983                   3,983
Other long-term liabilities..................      685                     685
Deferred income taxes........................      673                     673
Stockholder's equity:
  Preferred stock............................       78        (78)(d)
  Common stock and additional paid-in
   capital...................................    2,938         78 (d)    3,016
  Retained earnings (deficit)................      (85)                    (85)
  Accumulated other comprehensive income
   (loss)....................................       (1)                     (1)
                                                ------     ------       ------
    Total stockholder's equity...............    2,930                   2,930
                                                ------     ------       ------
                                                $9,093     $            $9,093
                                                ======     ======       ======
  Common stock shares outstanding............      135                     135


    See accompanying notes to the Unaudited Pro Forma Condensed Consolidated
                             Financial Statements.

                          STONE CONTAINER CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                           Stone                              Preferred
                         Container  St. Laurent St. Laurent     Stock    Stone Container
                         Historical Historical  Adjustments  Adjustments    Pro Forma
                         ---------- ----------- -----------  ----------- ---------------
                                                 (in millions)
Six Months Ended June
 30, 2000:
  Net sales.............   $2,537      $479        $(24)(b)                  $2,992
  Cost of goods sold....    2,042       396           8 (a)                   2,422
                                                    (24)(b)
  Selling and
   administrative
   expenses.............      211        41                                     252
  Restructuring charge..       46                                                46
                           ------      ----        ----         -----        ------
  Income from
   operations...........      238        42          (8)                        272
  Interest expense, net.     (170)      (11)        (30)(c)                    (211)
  Equity income from
   affiliates...........        6                                                 6
  Other income
   (expense)--net.......       (4)       (3)                                     (7)
                           ------      ----        ----         -----        ------
  Income from continuing
   operations before
   income taxes and
   extraordinary item...       70        28         (38)                         60
  Benefit from
   (provision for)
   income taxes.........      (44)      (13)         14(a)                      (43)
                           ------      ----        ----         -----        ------
  Income from continuing
   operations before
   extraordinary item...   $   26      $ 15        $(24)                     $   17
                           ======      ====        ====         =====        ======
Year Ended December 31,
 1999:
  Net sales.............   $4,341      $916        $(53)(b)                  $5,204
  Cost of goods sold....    3,755       778          18 (a)                   4,498
                                                    (53)(b)
  Selling and
   administrative
   expenses.............      389        64                                     453
                           ------      ----        ----         -----        ------
  Income from
   operations...........      197        74         (18)                        253
  Interest expense, net.     (340)      (29)        (73)(c)                    (442)
  Equity income from
   affiliates...........       12                                                12
  Other income--net.....       56        14                                      70
                           ------      ----        ----         -----        ------
  Income (loss) from
   continuing operations
   before income taxes
   and extraordinary
   item.................      (75)       59         (91)                       (107)
  Benefit from
   (provision for)
   income taxes.........      --        (22)         34 (a)                      12
                           ------      ----        ----         -----        ------
  Income (loss) from
   continuing operations
   before extraordinary
   item.................   $  (75)     $ 37        $(57)                     $  (95)
                           ======      ====        ====         =====        ======


    See accompanying notes to the Unaudited Pro Forma Condensed Consolidated
                             Financial Statements.

                          STONE CONTAINER CORPORATION

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

St. Laurent Transaction

 (a) To record:

 Statements of Operations

  --Depreciation of property, plant and equipment acquired in the St. Laurent transaction over an average life of seventeen years; and

  --Amortization of goodwill over a forty year period.

   Tax effects are recorded assuming a 39% tax rate.

   The allocation of fair values to assets and liabilities, including intangibles and property, plant and equipment was performed on a preliminary basis. Based upon additional analyses and evaluations to be performed, the final amounts to be allocated to assets and liabilities may differ from those amounts included herein and such differences may be material. In particular the amount allocated to property, plant and equipment will change upon completion of certain valuations and other studies. A $100 million increase in property, plant and equipment and a corresponding decrease in goodwill would increase the pro forma after-tax loss by $1 million for the year ended December 31, 1999 and decrease the pro forma after-tax income by $.6 million for the six months ended June 30, 2000.

   St. Laurent selling and administrative expense for the period ended June 30, 2000 exclude $28 million of nonrecurring charges directly related to the Merger Transaction representing $14 million of financial advisor and transaction fees and $14 million of change in control payments.

 (b) To eliminate the effects of sales transactions between Stone and St.
     Laurent.

 (c) To record interest expense in connection with the $1,025 million additional borrowings under the Stone senior secured credit facilities and repayment of $371 million of St. Laurent debt.

   The interest rate on the term facilities is based on the assumed LIBOR rate of 6.50%. A one-eighth of one percent change in the interest rate would increase or decrease interest expense by $1 million for the year ended December 31, 1999 and by $.6 million for the six months ended June 30, 2000.

                                               Year Ended     Six Months Ended
           Statements of operations         December 31, 1999  June 30, 2000
           ------------------------         ----------------- ----------------
   Interest expense on $1,025 million new
    borrowings used to finance the
    acquisition............................       $103              $43
   Amortization of new deferred debt
    issuance costs.........................          1
   Less interest expense on extinguished
    debt...................................        (31)             (13)
                                                  ----              ---
   Net interest expense increase...........       $ 73              $30
                                                  ====              ===

Preferred Stock Exchange Transaction

 (d) To record:

 Balance Sheet

   To record the Smurfit-Stone capital contribution to effect the exchange of 4.6 million shares of Series E Preferred Stock in exchange for 4.6 million shares of Smurfit-Stone Series A Preferred Stock.

                                                                         Annex A



                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                      SMURFIT-STONE CONTAINER CORPORATION,

                                SCC MERGER CO.,

                                      AND

                          STONE CONTAINER CORPORATION

                                 August 8, 2000

                          AGREEMENT AND PLAN OF MERGER

   This AGREEMENT AND PLAN OF MERGER ("Agreement") is made and entered into as of August 8, 2000 by and among Smurfit-Stone Container Corporation, a Delaware corporation ("SSCC"), SCC Merger Co., a Delaware corporation and a wholly-owned subsidiary of SSCC ("Sub"), and Stone Container Corporation, a Delaware corporation ("Stone").

                                    RECITALS

   A. The parties to this Agreement believe it is in the best interests of each company and the stockholders of SSCC that Sub merge with and into Stone pursuant to which Stone shall continue as the surviving corporation and as a wholly-owned subsidiary of SSCC (the "Merger").

   B. Pursuant to the Merger, among other things, each of the issued and outstanding shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock, $.01 par value per share, of Stone (the "Series E Preferred Stock") shall be converted into the right to receive (i) one Series A Preferred Share of SSCC (as defined below) and (ii) the Cash Consideration (as defined below) as provided herein.

   C. As a condition to, and in connection with the execution of this Agreement, certain holders of the Series E Preferred Stock have entered into a Voting Agreement with SSCC in the form attached hereto as Exhibit A.

   D. The parties to this Agreement desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

   NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

   1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into Stone, and the separate corporate existence of Sub shall cease, Stone shall continue as the surviving corporation and as a wholly-owned subsidiary of SSCC following the Merger. Stone, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

   1.2 Closing; Effective Time. Unless it is earlier terminated pursuant to
Section 6.1 below, the closing of the Merger (the "Closing") will take place no later than three business days after the satisfaction or, if permissible, waiver of the conditions set forth in Article V, at the offices of Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601, at 10:00 a.m. (Chicago time). The date upon which the Closing actually occurs is herein referred to as the "Closing Date." On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger in the form required by the DGCL with the Secretary of State of Delaware (the "Certificate of Merger"), in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of Delaware of such filing being referred to herein as the "Effective Time").

   1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of Stone and Sub shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of Stone and Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation.

   1.4 Certificate of Incorporation; Bylaws.

     (a) At the Effective Time, the Certificate of Incorporation of Sub shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

     (b) At the Effective Time, the Bylaws of Sub shall be the Bylaws of the Surviving Corporation until thereafter amended as provided therein.

   1.5 Directors and Officers. The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of Stone immediately prior to the Effective Time (with the exception of those individuals above) shall be the initial officers of the Surviving Corporation each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

   1.6 Merger Consideration; Exchange Procedures.

     (a) Merger Consideration. Each share of Series E Preferred Stock of Stone (each a "Series E Preferred Share") that is issued and outstanding immediately prior to the Effective Time shall become and be converted into the right to receive (i) an amount in cash equal to (A) the accrued and unpaid dividends in respect of such share as of the Effective Time less (B) $0.12 ( the "Cash Consideration") and (ii) one share of 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock of SSCC, par value $0.01 per share, (each a "Series A Preferred Share" and, in the aggregate, the "Series A Preferred Shares"), which shares shall be issued at Closing (the "Share Consideration" and together with the Cash Consideration, the "Merger Consideration").

     (b) Exchange Procedures. At the Effective Time, SSCC shall deposit with an exchange agent (the "Exchange Agent") (as directed pursuant to a disbursement letter executed by the Exchange Agent), to distribute to the holders of the Series E Preferred Shares (the "Series E Stockholders"), the aggregate amount of the Merger Consideration. The Exchange Agent shall deliver the Merger Consideration to the Series E Stockholders in accordance with the provisions of the Exchange Agreement.

     (c) Cancellation of Series E Preferred Shares. From and after the Effective Time all Series E Preferred Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate representing any such Series E Preferred Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration represented by such Certificate.

   1.7 Surrender of Certificates. The Exchange Agent shall deliver the Merger Consideration contemplated to be paid to the Series E Stockholders pursuant to
Section 1.6 hereof in accordance with the terms of the Exchange Agreement to be entered into on the Closing Date between SSCC and the Exchange Agent (the "Exchange Agreement"). Within five (5) days after the Effective Time, SSCC shall instruct the Exchange Agent to mail to each holder of record of a certificate representing outstanding Series E Preferred Shares (the "Certificates") (1) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery by such Series E Stockholder of his or its Certificates to the Exchange Agent) and (2) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration contemplated to be paid to the Series E Stockholders pursuant to Section 1.6 hereof. Upon surrender of a Certificate to the Exchange Agent for cancellation, the holder of such Certificate shall be entitled to receive in exchange therefor (i) the Cash Consideration represented by such Certificate as set forth above which shall be payable upon such proper surrender and (ii) the Share Consideration which shall be delivered upon such proper surrender, which Cash Consideration shall be payable as set forth in Section 1.6 hereof, in each case by the Exchange Agent by delivery of a certified or bank cashier's check and which Share Consideration shall be delivered via certified mail, and the Certificate so surrendered shall forthwith be canceled upon delivery thereof to the Exchange Agent. No interest will be paid or accrued on any cash payable to holders of Certificates. In the event of a transfer of ownership of Series E Preferred Shares which is not registered in the transfer records of Stone, payment may be made to a transferee if the Certificate representing such Series E Preferred Shares is presented to SSCC, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

   1.8 No Further Ownership or Other Rights in Series E Preferred Shares. From and after the Effective Time, each Certificate, until surrendered as contemplated by Section 1.7, shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to this Article I. The payments to be made to Series E Stockholders in the manner set forth in Section 1.6 in accordance with the terms hereof shall be deemed to have been in full satisfaction of all rights pertaining to Series E Preferred Shares represented by such Certificates and there shall be no further registration of transfers on the appropriate transfer books of the Surviving Corporation of Series E Preferred Shares which were outstanding immediately prior to the Effective Time. Subject to applicable law, Certificates presented after the Effective Time to the Surviving Corporation shall be canceled and exchanged as provided herein.

   1.9 Lost, Stolen and Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by SSCC, the posting by such Person of a bond in such reasonable amount as SSCC may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

   1.10 Effect of Merger on Capital Stock of Sub. At the Effective Time, each share of Sub's common stock, $0.01 par value per share that is issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of SSCC, Sub, or Stone, be converted automatically into and exchanged for one share of common stock of the Surviving Corporation.

   1.11 Effect of Merger on Common Stock of Stone. At the Effective Time, each share of Stone's common stock, $0.01 par value per share that is issued and outstanding immediately prior to the Effective Time, shall remain outstanding as the common stock of the Surviving Corporation and shall be unaffected by the Merger.

                                   ARTICLE II

                             PRE-CLOSING COVENANTS

   The parties to this Agreement covenant as follows with respect to the period between the execution of this Agreement and the Closing.

   2.1 General. Each of the parties will use its commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article V below).

   2.2 Notices and Consents. Each of the parties shall give any notices to third parties, and will use commercially reasonable efforts to obtain any third party consents that are necessary to vest in the Surviving Corporation all right, title and interest of Sub and Stone or that any of the parties may reasonably request in connection with the matters referred to herein. Each of the parties will give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies necessary or desirable in connection with the matters referred to herein.

                                  ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF STONE

   Stone hereby represents and warrants to SSCC and Sub that the statements contained in this Article III are correct and complete as of the date of this Agreement and, unless such statement shall refer to a date other than the date of this Agreement, will be correct and complete as of the Closing Date.

   3.1 Organization. Stone is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.

   3.2 Corporate Authority. Stone has full corporate power and authority to enter into this Agreement and this Agreement constitutes the valid and legally binding obligation of Stone, enforceable in accordance with its terms and conditions.

   3.3 Opinion of Financial Advisor. Stone has received the opinion of its financial advisor, dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration to be received in the Merger by the holders of the Series E Preferred Shares is fair to such holders from a financial point of view. A complete and correct signed copy of such opinion will be delivered to SSCC as soon as practicable after the date of this Agreement, and such opinion has not been withdrawn or modified.

   3.4 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will:
(a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Stone is subject or any provision of its charter or bylaws; or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Stone is a party or by which it is bound or to which any of its assets is subject, which (in either case of clause (a) or clause (b)) would have a material adverse effect on the business, financial condition, operations, or results of operations of Stone.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF SSCC AND SUB

   SSCC and Sub hereby represent and warrant to Stone that the statements contained in this Article IV are correct and complete as of the date of this Agreement and, unless such statement shall refer to a date other than the date of this Agreement, will be correct and complete as of the Closing Date.

   4.1 Organization. SSCC and Sub are each corporations duly organized, validly existing and in good standing under the laws of the state of Delaware.

   4.2 Corporate Authority. Each of SSCC and Sub has full corporate power and authority to enter into this Agreement and this Agreement constitutes the valid and legally binding obligation of Stone, enforceable in accordance with its terms and conditions.

   4.3 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will:
(a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which SSCC or Sub is subject or any provision of their charter or bylaws; or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which SSCC or Sub is a party or by which they are bound or to which any of their assets is subject, which (in either case of clause (a) or clause (b)) would have a material adverse effect on the business, financial condition, operations, or results of operations of SSCC or Sub.

                                   ARTICLE V

                       CONDITIONS TO OBLIGATION TO CLOSE

   5.1 Conditions Precedent to the Obligations of Stone. All obligations of Stone hereunder are subject to the fulfillment, to the satisfaction of Stone and its legal counsel, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Stone in its sole discretion).

      (a)  The representations and warranties of SSCC and Sub set forth in
  Article IV above shall be true and correct in all material respects at and as of the Closing Date.

      (b) The Series E Stockholders shall have approved this Agreement and the Merger and the transactions contemplated thereby in accordance with the terms of the DGCL and the certificate of incorporation and the bylaws of Stone.

       (c) Any and all notices, filings, authorizations, consents and approvals of any federal, state, local or foreign governmental entity necessary to consummate the transactions contemplated by this Agreement shall have been given, made or obtained by the parties hereto.

       (d) The Certificate of Designation setting forth the rights and preferences of the holders of the Series A Preferred Shares shall have been filed with the Secretary of State of Delaware in substantially the form attached as Exhibit B hereto and in accordance with the relevant provisions of the DGCL.

       (e) The Series A Preferred Shares shall have been accepted for quotation on the Nasdaq National Market, subject to official notice of issuance.

       (f) The Form S-4 Registration Statement registering the Series A Preferred Shares shall have been declared effective by the Securities and Exchange Commission (the "Commission"). No stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated or threatened by the Commission.

     (g) No material adverse effect on the business, financial condition, operations, prospects or results of operations of SSCC (other than a material adverse effect of SSCC resulting solely from a material adverse effect of Stone) shall be or shall have been existing.

     (h) Neither SSCC nor Sub shall be subject to any outstanding injunction, judgment, order, decree, ruling or charge or a party to or, to its knowledge, has been threatened to be made a party to any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand of, in or before any court or quasi judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator which would prevent or forbid the consummation of the transactions contemplated by this Agreement.

   5.2 Conditions Precedent to the Obligations of SSCC and Sub. All obligations of SSCC and Sub hereunder are subject to the fulfillment, to the satisfaction of SSCC and its legal counsel, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by SSCC in its sole discretion).

     (a) The representations and warranties of Stone set forth in Article III above shall be true and correct in all material respects at and as of the Closing Date.

     (b) The Series E Stockholders shall have approved this Agreement and the Merger and the transactions contemplated thereby in accordance with the terms of the DGCL and the certificate of incorporation and the bylaws of Stone.

     (c) Any and all notices, filings, authorizations, consents and approvals of any federal, state, local or foreign governmental entity necessary to consummate the transactions contemplated by this Agreement shall have been given, made or obtained by the parties hereto.

     (d) No material adverse effect on the business, financial condition, operations, prospects or results of operations of Stone shall be or shall have been existing.

     (e) The Form S-4 Registration Statement registering the Series A Preferred Shares shall have been declared effective by the Commission. No stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated or threatened by the Commission.

     (f) Stone shall not be or have been subject to any outstanding injunction, judgment, order, decree, ruling or charge or a party to or, to its knowledge, has been threatened to be made a party to any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand of, in or before any court or quasi judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator which would prevent or forbid the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE VI

                                  TERMINATION

   6.1 Termination of Agreement.

     (a) The parties may terminate this Agreement by mutual written consent at any time prior to the Closing.

     (b) In addition, either party may terminate the Agreement if: (i) the Series E Stockholders do not adopt the Agreement; (ii) a law or regulation makes the transaction illegal or any order or injunction permanently prohibits the transaction; or (iii) the other party breaches its representations, warranties or other obligations under the Agreement in any material respect and does not or cannot cure the breach.

     (c) In addition, (i) Stone may, in its sole discretion, terminate the Agreement if any of the conditions set forth in Section 5.1 above cannot be satisfied on or prior to December 31, 2000; and (ii) SSCC may, in its sole discretion, terminate the Agreement if any of the conditions set forth in
  Section 5.2 above cannot be satisfied on or prior to December 31, 2000; provided, however, that the right to terminate this Agreement under this
  Section 6.1(c) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the other party to satisfy the conditions set forth in Article V above.

                                  ARTICLE VII

                                 MISCELLANEOUS

   7.1 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the parties named herein and their respective successors and permitted assigns.

   7.2 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

   7.3 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns.

   7.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   7.5 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   7.6 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by SSCC, Sub and Stone. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to principles of conflicts of laws.

   7.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business or other purposes of the invalid or unenforceable provision.

   7.9 Incorporation of Exhibits. The Exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

                            [signature page follows]

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                          SSCC:

                                          Smurfit-Stone Container Corporation,
                                          a Delaware corporation

                                                  /s/ Craig A. Hunt
                                          By: _________________________________

                                                      Craig A. Hunt
                                          Name: _______________________________

                                            Vice President, General Counsel and
                                                                      Secretary
                                          Title: ______________________________

                                          SUB:

                                          SCC Merger Co., a Delaware
                                          corporation and a wholly-owned
                                          subsidiary of SSCC

                                                  /s/ Craig A. Hunt
                                          By: _________________________________

                                                      Craig A. Hunt
                                          Name: _______________________________

                                            Vice President, General Counsel and
                                                                      Secretary
                                          Title: ______________________________

                                          STONE:

                                          Stone Container Corporation, a
                                          Delaware corporation

                                                  /s/ Craig A. Hunt
                                          By: _________________________________

                                                      Craig A. Hunt
                                          Name: _______________________________

                                            Vice President, General Counsel and
                                                                      Secretary
                                          Title: ______________________________

                                                                         Annex B

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                         JEFFERSON SMURFIT CORPORATION
              (BEING RENAMED SMURFIT-STONE CONTAINER CORPORATION)

   Jefferson Smurfit Corporation, a Delaware corporation, the original Certificate of Incorporation of which was filed with the Secretary of State of the State of Delaware on August 4, 1989 and a Restated Certificate of Incorporation of which was filed with the Secretary of State of the State of Delaware on May 11, 1994, HEREBY CERTIFIES that this Restated Certificate of Incorporation, restating, integrating and amending its Certificate of Incorporation, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

   FIRST: The name of the Corporation is Smurfit-Stone Container Corporation (the "Corporation").

   SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

   THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "GCL").

   FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 425,000,000 shares, consisting of 400,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), and 25,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

   The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the GCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices, (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series, (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments, all as may be stated in such resolution or resolutions.

   FIFTH: As and when Stone Container Corporation, a Delaware corporation ("Stone"), is required to deliver shares of Common Stock (or other securities of the Corporation, if applicable), upon conversion of shares of Stone's Series E Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share ("Series E Preferred Stock") (or upon conversion of any 7% Convertible Subordinate Exchange Debentures due 2007 issued in exchange for the Series E Preferred Stock (the "7% Convertible Debentures")) in accordance with Section 6 of Subpart I.B. of Stone's Restated Certificate of Incorporation, as amended (or in accordance with the terms of the indenture under which the 7% Convertible Debentures were issued, as it may be amended or supplemented (the "7% Indenture")) the Corporation shall make available to Stone sufficient shares of Common Stock (or other securities and property of the Corporation, if applicable) to permit Stone to satisfy such conversion requirements. The Corporation shall deliver such shares of Common Stock (or other securities and property of the Corporation, if applicable) to Stone no later than the time when Stone is required to deliver such securities and property upon conversion of the Stone Series E Preferred Stock (or upon conversion of any 7% Convertible Debentures), and the Corporation shall not be required to deliver such securities and property prior to such time. In addition, the Corporation shall take any and all action contemplated to be taken by the Corporation when, as and if required pursuant to the provisions of Section 6 of Subpart I.B. of Stone's Restated Certificate of Incorporation, as amended, or the 7% Indenture, as the case may be.

   SIXTH: A. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three
(3) and not more than fifteen (15) directors, the exact number of directors to be determined as set forth in the Amended and Restated Bylaws of the Corporation (such Bylaws, as amended from time to time in accordance with this Restated Certificate of Incorporation and the Amended and Restated Bylaws, being referred to herein as the "Bylaws"). Notwithstanding the first sentence of this Paragraph A of this Article SIXTH, until the date (the "Article 5 Termination Date") which is the earlier of (i) the date upon which Mr. Roger W. Stone ("Mr. Stone") ceases to be the President and Chief Executive Officer (the "CEO") of the Corporation or (ii) February 16, 2001, the Board of Directors shall consist of twelve (12) members unless such number shall be increased or decreased upon the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

   B. Each director shall serve for a term expiring at the next annual meeting of stockholders and at each annual meeting of stockholders directors shall be elected for a term expiring at the next annual meeting of stockholders, provided that each director shall hold office until his or her successor shall be elected and shall qualify, subject to prior death or incapacity, resignation, retirement, disqualification or removal from office.

   C. To the extent and for so long as provided in Article 5 of the Bylaws, the Nominating Committees, the Compensation Committee, the Audit Committee, the Independent Committee, the Supervisory Committees and the Officer Appointment Committee (as each such term is defined in Article 5 of the Bylaws) shall each be constituted in accordance with, and shall be vested with such powers and authority as are provided in, Article 5 of the Bylaws.

   D. Notwithstanding anything in this Restated Certificate of Incorporation to the contrary, the second sentence of Paragraph A, Paragraph C and this Paragraph D of this Article SIXTH may not be altered, amended or repealed, nor may any provision inconsistent therewith be adopted, except by the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

   SEVENTH: No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any alteration, amendment or repeal of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such alteration, amendment or repeal with respect to acts or omissions occurring prior to such alteration, amendment or repeal.

   EIGHTH: The Corporation is to have perpetual existence.

   NINTH: The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatsoever.

   TENTH: A. The Bylaws may be altered, amended or repealed in whole or in part, and new Bylaws may be adopted, (i) by the Board of Directors with the affirmative vote of such number of directors as may be required by, and otherwise in accordance with the procedures specified in, the Bylaws or (ii) by the affirmative vote of stockholders required pursuant to the Bylaws and the GCL.

   B. Notwithstanding Paragraph A of this Article TENTH, until the Article 5 Termination Date, no provision of Article 5 of the Bylaws may be altered, amended or repealed by the stockholders, nor may any provision inconsistent with Article 5 of the Bylaws be adopted by the stockholders, except by the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

   C. Notwithstanding Paragraph A of this Article TENTH, for so long as Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF") beneficially owns (such term, as used herein, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as such rule is in effect on the date of adoption hereof) at least the MSLEF Threshold Amount of Shares (as defined below), no provision of the Bylaws relating to (i) the authority and membership of the MSLEF Committee and the Compensation Committee of the Corporation, (ii) the inclusion of the MSLEF Director (as defined in the Bylaws) on the Independent Committee and the JSG Supervisory Committee of the Corporation (if such committees exist) or (iii) the nomination, removal or replacement of the MSLEF Director, may be altered, amended or repealed by the stockholders, nor may any provision inconsistent with any such provision of the Bylaws be adopted by the stockholders, except by the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

   D. Notwithstanding anything in this Restated Certificate of Incorporation to the contrary, no provision of Paragraphs B or C or this Paragraph D of this Article TENTH may be altered, amended or repealed, nor may any provision inconsistent therewith be adopted, except by the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

   ELEVENTH: Any action required or permitted to be taken by the stockholders of the Corporation may be effected solely at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders in lieu of such a meeting.

   TWELFTH: A. Special meetings of stockholders may be called by any of (i) the Chairman of the Board of Directors, (ii) the CEO, (iii) any Vice President or
(iv) the Secretary, and shall be called by any such officer, only at the request in writing (delivered to such officer at the executive offices of the Corporation) of either (x) subject to Paragraph B of this Article TWELFTH, a majority of the entire Board of Directors pursuant to a resolution adopted thereby (which resolution shall constitute the aforementioned written request) or (y) stockholders holding at least 25% of the voting power of the Corporation's then outstanding capital stock entitled to vote, in either case, as promptly as practicable following such request. Such request shall state the purpose or purposes of the meeting and the place, date and hour of the meeting. In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder may nominate a person or persons (as the case may be) for election to such positions as are specified in the Corporation's notice of the special meeting. In order for a stockholder to make a nomination, such stockholder must provide timely notice thereof in proper written form (as set forth in the Bylaws) to the Secretary of the Corporation.

   B. Notwithstanding Paragraph A of this Article TWELFTH, (i) until the
Article 5 Termination Date, with respect to any director other than a MSLEF Director, and (ii) until MSLEF beneficially owns less than the MSLEF Threshold Amount of Shares, with respect to the MSLEF Director, the Board of Directors shall not request that a special meeting of stockholders be called, at which meeting the removal of a director from office is to be voted on, unless the Board of Directors has first determined, by the affirmative vote of at least 75% of the members of the entire Board of Directors, that there exists Cause (as defined below) to remove such director from the Board of Directors.

   C. Notwithstanding anything in this Restated Certificate of Incorporation to the contrary, no provision of Paragraph B or this Paragraph C of this Article TWELFTH may be altered, amended or repealed, nor may any provision inconsistent therewith be adopted, except by the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

   THIRTEENTH: As used in this Restated Certificate of Incorporation:

     (x) the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies;

     (y) the term "Cause" means a director's (i) willful and continued failure to substantially perform his or her duties to the Corporation as a director, (ii) willful conduct which is significantly injurious to the Corporation, monetarily or otherwise, or (iii) conviction for, or guilty plea to, a felony; and

     (z) the term "MSLEF Threshold Amount of Shares" means 1,000,000 shares of Common Stock, determined on a primary basis and adjusted, as appropriate, for any stock dividend or similar distribution of capital stock of the Corporation, stock split, reclassification, recapitalization, stock combination or other similar change involving the Common Stock.

   FOURTEENTH: The Corporation reserves the right to amend, alter or repeal any provision contained in this Restated Certificate of Incorporation, and all rights conferred upon stockholders hereby are granted subject to this reservation.

   IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed in its name and attested by its duly authorized officers this 18th day of November, 1998.

                                          JEFFERSON SMURFIT CORPORATION

                                             /s/ Craig A. Hunt
                                          By: _________________________________
                                             Name: Craig A. Hunt
                                             Title:   Vice President, General
                                                  Counsel and Secretary

                                                                         Annex C

                              AMENDED AND RESTATED
                                     BYLAWS
                                       OF
                      SMURFIT-STONE CONTAINER CORPORATION
                     (hereinafter called the "Corporation")

                                   ARTICLE 1

                                    OFFICES

   SECTION 1.01. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

   SECTION 1.02. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE 2

                            MEETING OF STOCKHOLDERS

   SECTION 2.01. Place of Meetings. Subject to Section 2.03 hereof, meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

   SECTION 2.02. Annual Meetings. The annual meeting of stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meeting the stockholders shall elect directors by a plurality vote, and transact such other business as may properly be brought before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

   SECTION 2.03. Special Meetings. Unless otherwise prescribed by applicable law, rule or regulation or by the Restated Certificate of Incorporation as it may be amended from time to time (the "Certificate of Incorporation"), special meetings of stockholders ("Special Meetings") may be called by any of (i) the Chairman of the Board of Directors (the "Chairman"), (ii) the President and Chief Executive Officer (the "CEO"), (iii) any Vice President, or (iv) the Secretary, and shall be called by such officer, only at the request in writing (delivered to such officer at the executive offices of the Corporation) of (x) subject to Section 5.03(b) hereof, a majority of the entire Board of Directors pursuant to a resolution adopted thereby (which resolution shall constitute the aforementioned written request) or (y) the holders of at least 25% of the voting power of the capital stock of the Corporation issued and outstanding and entitled to vote, in either case, as promptly as practicable following such request. Such request shall state the purpose or purposes of the meeting and the place, date and hour of the meeting. The Corporation shall provide written notice of a Special Meeting, stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called (as set forth in the written request), not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

   In the event a Special Meeting is called for the purpose of electing one or more directors, any stockholder may nominate a person or persons (as the case may be) for election to such positions as are specified in the Corporation's notice of the Special Meeting. In order for a stockholder to make a nomination, such stockholder must provide timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice to the Secretary must be delivered to or received at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which the notice of the date of the Special Meeting was mailed or public disclosure of the date of the Special Meeting was first made, whichever first occurs. To be in proper written form, the stockholder's notice must set forth, as to each person whom the stockholder proposes to nominate for election as a director, the name, age, business address and residence address of the person.

   No business shall be conducted at a Special Meeting except as described in the notice of the Special Meeting, provided that, once business has been properly brought before a Special Meeting, nothing in this Section 2.03 shall be deemed to preclude discussion by any stockholder of any such business. If the officer presiding at a Special Meeting determines that business was not properly brought before the Special Meeting in accordance with the foregoing procedures, such officer shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

   SECTION 2.04. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock of the Corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty
(30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting (satisfying the requirements of the notice described in Section 2.03 above) shall be given to each stockholder entitled to vote at the meeting.

   SECTION 2.05. Voting. Unless otherwise required by applicable law, rule or regulation or the Certificate of Incorporation or these Amended and Restated Bylaws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the voting power of the capital stock of the Corporation represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder or such other vote as is set forth in the Certificate of Incorporation. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot, provided that all elections of directors shall be by written ballot.

   SECTION 2.06. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting of stockholders, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting of stockholders during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

   SECTION 2.07. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 2.06 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

   SECTION 2.08. Nomination of Directors at Annual Meetings. Subject to Article 5 hereof, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation at an annual meeting, except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders (a) subject to Article 5 hereof, by or at the direction of the Board of Directors (or any duly authorized committee of the Board of Directors) or (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.08 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 2.08.

   In addition to any other applicable requirements, for a nomination to be made by a stockholder at an annual meeting, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was first made, whichever first occurs.

   To be in proper written form, a stockholder's notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned of record or beneficially owned (such term, as used herein, as defined in Section 5.13 below) by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended from time to time (the "Exchange Act"), and the rules and regulations promulgated thereunder, and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder,
(iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, to the extent such information would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to
Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (iv) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

   Subject to Article 5 hereof, no person shall be eligible for election as a director of the Corporation at an annual meeting unless nominated in accordance with the procedures set forth in this Section 2.08. If the officer presiding at an annual meeting of stockholders determines that a nomination was not made in accordance with the foregoing procedures, such officer shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. Nothing in this Section 2.08 shall affect the rights of stockholders to remove and replace directors, or otherwise nominate and elect directors, at a Special Meeting duly called for such purpose.

   SECTION 2.09. Business at Annual Meetings. No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation who (i) is a stockholder of record on the date of the giving of the notice provided for in this Section 2.09 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) complies with the notice procedures set forth in this Section 2.09.

   In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was first made, whichever first occurs. To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

   No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.09; provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.09 shall be deemed to preclude discussion by any stockholder of any such business. If the officer presiding at an annual meeting of stockholders determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, such officer shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

                                   ARTICLE 3

                                   DIRECTORS

   SECTION 3.01. Number and Election of Directors. The Board of Directors shall consist of not less than three (3) nor more than fifteen (15) members, the exact number of which shall initially upon the adoption of these Amended and Restated Bylaws be twelve (12) and, subject to the Certificate of Incorporation and Section 5.02(a) hereof, shall be fixed thereafter from time to time by resolution of the Board of Directors adopted in accordance with Section 3.05 hereof. Except as provided in Section 3.02, directors shall be elected by a plurality of the votes cast at annual meetings of stockholders, or at a Special Meeting duly called for such purpose, and each director so elected shall hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death or incapacity, resignation, retirement, disqualification or removal from office. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

   SECTION 3.02. Vacancies. Subject to Article 5 hereof and the terms of any one or more classes or series of preferred stock of the Corporation, newly created directorships resulting from any increase in the number of directors and any vacancies in the Board of Directors resulting from death or incapacity, resignation, retirement, disqualification or removal from office may be filled only by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by a sole remaining director, or by stockholders at a Special Meeting duly called for such purpose, and directors so elected shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death or incapacity, resignation, retirement, disqualification or removal from office.

   SECTION 3.03. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which, directly or through one or more committees thereof as provided herein, may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Amended and Restated Bylaws directed or required to be exercised or done by the stockholders.

   SECTION 3.04. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, the CEO, or any director. Notice thereof stating the place, date and hour of the meeting and the matters to be acted on at such meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting (and, if such notice is given by mail within seven (7) days prior to the date of the meeting, concurrently by telephone, telegram, facsimile, electronic mail, telex or cable), by telephone, telegram, facsimile, telex or cable on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

   SECTION 3.05. Quorum; Actions by Board. Except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Amended and Restated Bylaws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

   SECTION 3.06. Action by Written Consent. Unless otherwise provided by the Certificate of Incorporation or these Amended and Restated Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or any committee thereof, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

   SECTION 3.07. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these Amended and Restated Bylaws, members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.07 shall constitute presence in person at such meeting.

   SECTION 3.08. Committees. Subject to Article 5 hereof, the Board of Directors may, by resolution, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Except as otherwise provided in these Amended and Restated Bylaws, any committee, to the extent allowed by applicable law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

   SECTION 3.09. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors and/or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

   SECTION 3.10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose if (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or
(ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

   SECTION 3.11. Compensation Committee. There is hereby established a Compensation Committee. Until the Article 5 Termination Date (as defined in
Section 5.01(a) below), the Compensation Committee shall be constituted in accordance with Section 5.05 hereof. After the Article 5 Termination Date, but subject to Section 5.01(b) hereof, the Compensation Committee shall consist of such number of directors as from time to time shall be designated by the Board of Directors, who shall serve on such committee for the term for which each member is designated or until such member's successor is duly elected and qualified, or until such member's earlier death or incapacity, resignation, retirement, disqualification or removal from office. None of the members of the Compensation Committee shall be an officer or an employee of the Corporation or of any subsidiary of the Corporation. The Compensation Committee shall have the duty to review at least once each fiscal year and to establish compensation (including fringe benefits) for all Executive Officers (such term, as used in these Amended and Restated Bylaws, shall have the meaning of the term "officer" as defined in Rule 16a-1 under the Exchange Act) of the Corporation and its subsidiaries. The Compensation Committee shall also have the exclusive authority to approve the adoption of, amendment to and make all decisions with respect to, all bonus, incentive and other employee benefit plans (including, without limitation, equity-based or equity-related plans) and shall make all decisions with respect to grants or awards thereunder.

                                   ARTICLE 4

                                    OFFICERS

   SECTION 4.01. General. Subject to Article 5 hereof, the officers of the Corporation shall be chosen by the Board of Directors and there shall be a Chairman (who must be a director), a CEO, an Executive Vice President-Deputy Chief Executive (the "EVP"), a Chief Financial Officer (the "CFO"), a Secretary and a Treasurer. Subject to Article 5 hereof, the Board of Directors in its discretion may also choose one or more Vice Presidents, Assistant Secretaries/Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by applicable law, rule or regulation, the Certificate of Incorporation or these Amended and Restated Bylaws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman and subject to Article 5 hereof, need such officers be directors of the Corporation.

   SECTION 4.02. Election. Subject to Article 5 hereof, the Board of Directors at its meeting held after each annual meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death or incapacity, resignation, retirement, disqualification or removal from office. Subject to Article 5 hereof, any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the directors present at any meeting of the Board of Directors at which there is a quorum. Subject to Article 5 hereof, any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The compensation of all officers of the Corporation shall be determined as set forth in Section 3.11 hereof.

   SECTION 4.03. Voting Securities Owned by the Corporation. Subject to the control of the Board of Directors, powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the CEO, the EVP, the CFO or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

   SECTION 4.04. Chairman of the Board of Directors. The Chairman shall serve as the non-executive chairman of the Board of Directors and shall be a member of the Board of Directors. The Chairman shall preside at all meetings of the stockholders and of the Board of Directors at which the Chairman is present. Subject to Article 5 hereof and subject to the control of the Board of Directors, the Chairman, together with the CEO, shall have general supervisory responsibilities with respect to the business affairs and officers of the Corporation. Subject to Article 5 hereof, the Chairman shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him or her by these Amended and Restated Bylaws or by the Board of Directors.

   SECTION 4.05. Chief Executive Officer. Subject to Article 5 hereof and subject to the control of the Board of Directors, the CEO, together with the Chairman, shall have general supervisory responsibilities with respect to the business affairs and officers of the Corporation. The CEO shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by applicable law, rule or regulation to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these Amended and Restated Bylaws, the Board of Directors (subject to Article 5 hereof) or the CEO. In the absence or disability of the Chairman, the CEO shall preside at all meetings of the stockholders and of the Board of Directors. Subject to Article 5 hereof, the CEO shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him or her by these Amended and Restated Bylaws or by the Board of Directors.

   SECTION 4.06. Executive Vice President-Deputy Chief Executive. The EVP, in his or her capacity as chairman of the Cost Reduction/Divestiture Committee (as described in Section 5.10(b) below), shall be the officer principally responsible for (i) the development of the Corporation's asset divestiture program and cost reduction program and (ii) implementation of the asset divestiture program and, in consultation with the CEO, implementation of the cost reduction program, in each case subject to the control of the Board of Directors. In addition to the normal responsibilities of the EVP, the EVP shall also have the operating responsibilities of the CEO (in the absence of the CEO), and such other operating responsibilities as may be determined by the Board of Directors not inconsistent with the responsibilities of the CEO as provided herein. The EVP shall have the authority of a Vice President.

   SECTION 4.07. Chief Financial Officer. The CFO shall exercise general supervision over the finances of the Corporation and shall supervise and be responsible for all matters pertaining to the raising of debt and equity capital and cash management functions of the Corporation. The CFO shall render periodically such balance sheets and other financial statements or reports relating to the business of the Corporation as may be required by the Board of Directors, the Chairman, the CEO or any other authorized officer of the Corporation. The CFO shall be a Vice President and shall report to the CEO.

   SECTION 4.08. Vice Presidents. Subject to Article 5 hereof, at the request of the CEO or in the absence of the CEO or in the event of the inability or refusal of the CEO to act, the Vice President or the Vice Presidents if there is more than one (first the EVP, second the CFO and then in the order designated by the Board of Directors) shall perform the duties of the CEO, and when so acting, shall have all the powers of and be subject to all the restrictions upon the CEO. Subject to Article 5 hereof, each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. Subject to Article 5 hereof, if there be no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the CEO or in the event of the inability or refusal of the CEO to act, shall perform the duties of the CEO, and when so acting, shall have all the powers of and be subject to all the restrictions upon the CEO.

   SECTION 4.09. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and, subject to Article 5 hereof, shall perform such other duties as may be prescribed by the Board of Directors or the CEO, under whose supervision he or she shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary then, subject to Article 5 hereof, either the Board of Directors or the CEO may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

   SECTION 4.10. Treasurer. The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the CEO and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death or incapacity, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

   SECTION 4.11. Assistant Secretaries. Subject to Article 5 hereof and except as may be otherwise provided in these Amended and Restated Bylaws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the CEO, any Vice President, if there be one, or the Secretary and in the absence of the Secretary or in the event of his or her disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

   SECTION 4.12. Assistant Treasurers. Subject to Article 5 hereof, assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the CEO, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his or her disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death or incapacity, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

   SECTION 4.13. Other Officers. Subject to Article 5 hereof, such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. Subject to Article 5, the Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                   ARTICLE 5

       CERTAIN PROVISIONS CONCERNING THE BOARD OF DIRECTORS AND OFFICERS

   SECTION 5.01. Effectiveness and Interpretation. (a) Except as provided in paragraph (b) below, this Article 5 shall be in effect from the date of adoption of these Amended and Restated Bylaws until the earlier of (i) the date upon which Mr. Roger W. Stone ("Mr. Stone") ceases to be CEO or (ii) February 16, 2001, at which time (the "Article 5 Termination Date"), subject to paragraph (b) below, the terms and provisions of this Article 5 shall, immediately and automatically, terminate and no longer have any force or effect. Subject to paragraph (b) below, upon the termination of Article 5 pursuant to this Section 5.01, the provisions of these Amended and Restated Bylaws other than Article 5 shall be the Bylaws of the Corporation until amended, modified or repealed in accordance with the terms hereof.

   (b) Notwithstanding paragraph (a) above, (i) the terms of Section 5.11(f) shall remain in effect until the annual meeting of stockholders referred to therein, (ii) the terms of Sections 5.07(b), 5.07(d) and 5.08 shall remain in effect until the Fifth Anniversary (as defined in Section 5.07(b) below), and
(iii) so long as MSLEF beneficially owns at least the MSLEF Threshold Amount of Shares (as defined in Section 5.13 below), (A) the MSLEF Committee and the MSLEF Director (as defined in Section 5.13 below) shall each continue to exercise all power and authority delegated to them, respectively, pursuant to these Amended and Restated Bylaws (including, but not limited to, pursuant to Section 5.02 (with respect to the nomination or replacement of the MSLEF Director), Section 5.03 (with respect to the removal of the MSLEF Director),
Section 5.05, Section 5.07 (unless there is no Independent Committee), and
Section 5.08 (unless there is no JSG Supervisory Committee)) and (B) the proviso contained in Section 5.12(b) shall remain in effect.

   (c) In the event of any conflict between the provisions of this Article 5 and any other provisions of these Amended and Restated Bylaws or, to the extent that any of the provisions of this Article 5 overlap with and/or are more specific or more restrictive than any other provisions contained in these Amended and Restated Bylaws, the provisions of this Article 5 shall govern.

   SECTION 5.02. Representation on the Board of Directors. (a) The total authorized number of directors constituting the entire Board of Directors shall be twelve (12) and such number shall not be increased or decreased without the affirmative vote of the holders of at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

   (b) There are hereby established the following three committees for designating persons as the nominees of the Board of Directors for election as directors and for filling director vacancies, as provided below: the

Stone Committee, the JSC Committee and the MSLEF Committee (each, a "Nominating Committee"). The three Nominating Committees shall be comprised as follows: (i) the Stone Committee shall be comprised exclusively of each of the Stone Directors (as defined in Section 5.13 below), (ii) the JSC Committee shall be comprised exclusively of each of the JSC Directors (as defined in Section 5.13 below) and (iii) the MSLEF Committee shall be comprised exclusively of the MSLEF Director. Except as otherwise provided in this Article 5, the Nominating Committees shall exercise all power and authority of the Board of Directors with respect to designating persons as the nominees of the Board of Directors for election to, or appointing persons to fill vacancies on, the Board of Directors.

   (c) Prior to each meeting of the stockholders at which directors are to be elected, (i) the Stone Committee shall designate four persons as nominees for election as directors and, in addition, one person as nominee both for election as a director and for appointment as CEO (subject to Section 5.11(a) hereof),
(ii) the JSC Committee shall designate four persons as nominees for election as directors and, in addition, one person as nominee both for election as a director and for appointment as Chairman (subject to Sections 5.11(a) hereof) and one person as nominee both for election as a director and for appointment as EVP (subject to Sections 5.11(a) hereof) and (iii) subject to paragraph (g) below, the MSLEF Committee shall designate one person as nominee for election as a director.

   (d) At each meeting of the stockholders at which directors are to be elected, the officer of the Corporation presiding at such meeting shall nominate, on behalf of the Nominating Committees, as directors the persons designated for nomination by the Nominating Committees in accordance with paragraph (c) above, and the nominations so made shall be deemed for purposes of Section 2.08 hereof to be made at the direction of the Nominating Committees. At any meeting of stockholders at which directors are to be elected, neither the Board of Directors nor any committee thereof shall nominate or direct there to be nominated as a director any person not designated by one of the Nominating Committees.

   (e) If any director (other than an Unaffiliated Director (as defined in Section 5.13 below)) is removed from the Board of Directors, resigns, retires, dies or otherwise cannot continue to serve as a member of the Board of Directors, and such director is:

     (i) a Stone Director, then the Stone Committee shall have the exclusive authority to appoint a person to fill such vacancy;

     (ii) a JSC Director, then the JSC Committee shall have the exclusive authority to appoint a person to fill such vacancy; provided that if (x) such JSC Director is also the Chairman or the EVP and (y) Jefferson Smurfit Group plc ("JSG") and its subsidiaries beneficially own less than 15% of the then outstanding shares of Common Stock of the Corporation, then such vacancy shall not be filled by the JSC Committee but shall instead only be filled by vote of a majority of the entire Board of Directors, in which case such newly appointed director shall be considered an Unaffiliated Director; or

     (iii) a MSLEF Director, then a majority of the entire Board of Directors shall have the exclusive authority to appoint a person to fill such vacancy, in which case such newly appointed director shall be considered an Unaffiliated Director, provided that if (A) a MSLEF Director tenders his or her resignation from the Board of Directors effective as of a future date,
  (B) prior to and in contemplation of such future date the MSLEF Committee designates a person to replace such resigning MSLEF Director, and (C) at such future date MSLEF beneficially owns at least the MSLEF Threshold Amount of Shares, then such person so designated by the MSLEF Committee shall be appointed to the Board of Directors effective as of such future date (to fill the vacancy left by the resigning MSLEF Director) and such successor shall be considered as the MSLEF Director.

   (f) If an Unaffiliated Director is removed from the Board of Directors or resigns, retires, dies or otherwise cannot continue to serve as a member of the Board of Directors, then a majority of the entire Board of Directors shall have the exclusive authority to appoint a person to fill such vacancy, and such newly appointed director shall be considered an Unaffiliated Director.

   (g) Notwithstanding anything to the contrary contained herein, if at any time Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF") beneficially owns less than the MSLEF Threshold Amount of Shares (i) from and after such time, the director serving as the MSLEF Director shall no longer be considered as the MSLEF Director and shall instead be considered as an Unaffiliated Director,
(ii) the MSLEF Committee shall be immediately disbanded, (iii) all powers and authority theretofore vested in the MSLEF Committee to designate a person as the nominee of the Board of Directors for election to, and to fill vacancies on, the Board of Directors pursuant to this Article 5, shall revert immediately to, and be exercised exclusively by, a majority of the members of the entire Board of Directors and (iv) any director nominated or appointed by the Board of Directors pursuant to this paragraph (g) shall be considered an Unaffiliated Director and there shall no longer be any director designated as a MSLEF Director on the Board of Directors.

   (h) The Stone Committee shall use its best efforts to ensure that at all times at least two of its nominees or appointees to the Board of Directors are Independent Directors (as defined in Section 5.13 below), and the JSC Committee shall use its best efforts to ensure that at all times at least two of its nominees or appointees to the Board of Directors are Independent Directors.

   SECTION 5.03. Retirement/Removal of Directors. (a) Each director shall be required to retire no later than, and shall not be qualified for re-election as of or after, the date of the first annual meeting of stockholders to be held following his or her 72nd birthday.

   (b) The Board of Directors shall not request that a Special Meeting be called, at which meeting the removal of a director from office is to be voted on, unless the Board of Directors has first determined, by the affirmative vote of at least 75% of the members of the entire Board of Directors, that there exists Cause (as defined in Section 5.13) to remove such director from the Board of Directors, provided that this Section 5.03(b) shall not apply to the calling of a Special Meeting to remove the MSLEF Director at any time after MSLEF beneficially owns less than the MSLEF Threshold Amount of Shares.

   SECTION 5.04. Actions by the Board. In addition to any other actions of the Board of Directors which require the approval of at least 75% of the members of the entire Board of Directors pursuant to these Amended and Restated Bylaws, the Board of Directors shall not authorize or approve any of the following actions without the affirmative vote of at least 75% of the members of the entire Board of Directors:

     (i) any recommendation to the stockholders to change the number of directors constituting the entire Board of Directors;

     (ii) subject to Section 5.11(a) hereof, any change in the tenure of Mr. Stone as CEO as provided for in Section 5.11(f);

     (iii) any change in the title or any material diminution in the responsibilities of the Chairman, the CEO or the EVP;

     (iv) any stock repurchase that would result in the aggregate beneficial ownership by JSG and its subsidiaries of capital stock of the Corporation representing more than 40% of the voting power represented by all outstanding capital stock of the Corporation (or, if such ownership is already more than 40%, increasing such beneficial ownership); and

     (v) other than pursuant to this Article 5, any change in the scope or composition of any of the committees of the Board of Directors (including any change of the chairman of the Compensation Committee) or the two management committees (including any change of the chairman of the Cost Reduction/Divestiture Committee (as defined in Section 5.10 below)) described in Section 5.10 hereof.

   SECTION 5.05. Compensation Committee. The Compensation Committee (as described in Section 3.11 hereof) shall be comprised exclusively of (i) one Independent Director designated by the Stone Committee, (ii) one Independent Director designated by the JSC Committee and (iii) one director, who shall be chairman of the committee, designated by the MSLEF Committee, provided that if there is no MSLEF Committee pursuant to Section 5.02(g) hereof or if the MSLEF Committee, by resolution, permanently waives its right to designate a director to serve on the Compensation Committee, the Compensation Committee shall include, in lieu of the director specified in clause (iii) above, a third director designated by a majority of the members of the entire Board of Directors and shall be chaired by one of the directors of the committee designated by at least 75% of the members of the entire Board of Directors.

   SECTION 5.06. Audit Committee. (a) There is hereby established an Audit Committee of the Board of Directors which shall be comprised exclusively of each of the Independent Directors. The Audit Committee shall have the following powers and authority to: (i) employ independent public accountants to audit the books of account, accounting procedures and financial statements of the Corporation and to perform such other duties from time to time as the Audit Committee may prescribe, (ii) receive the reports and comments of the Corporation's internal auditors and of the independent public accountants employed by the committee and to take such action with respect thereto as may seem appropriate, (iii) request the Corporation's consolidated subsidiaries and affiliated companies to employ independent public accountants to audit their respective books of account, accounting procedures, and financial statements,
(iv) request the independent public accountants to furnish to the Compensation Committee the certifications required under any present or future stock option, incentive compensation or employee benefit plan of the Corporation, (v) review the adequacy of internal financial controls, (vi) approve the accounting principles employed in financial reporting, (vii) approve the appointment or removal of the Corporation's general auditor, and (viii) review the accounting principles employed in financial reporting.

   SECTION 5.07. Independent Committee. (a) There is hereby established an Independent Committee of the Board of Directors which shall be comprised exclusively of (i) two Independent Directors designated by the Stone Committee,
(ii) two Independent Directors designated by the JSC Committee and (iii) the MSLEF Director, provided that if there is no MSLEF Director, the Independent Committee shall be comprised of only four directors.

   (b) From the Effective Time (as defined in the Merger Agreement (as defined in Section 5.13 below)), until the date which is the fifth anniversary (the "Fifth Anniversary") of the Effective Time, the Board of Directors shall not authorize or approve any of the following actions unless such actions shall first have been recommended by at least a majority of the members of the entire Independent Committee: any commercial or other transactions (including, without limitation, any squeeze-out of other stockholders effected by merger, reverse stock split or otherwise) and agreements between the Corporation and its subsidiaries, on the one hand, and JSG and its subsidiaries (other than the Corporation and its subsidiaries), on the other hand, other than (x) transactions pursuant to the current terms of agreements currently in effect on the date of the Merger Agreement or entered into in connection with the Merger Agreement, or replacement agreements (so long as the terms of such replacement agreements are not materially less favorable to the Corporation), (y) any individual sale of assets involving a net book value or purchase price of less than $500,000 (provided that the aggregate amount of all such sales within any 12-month period shall not exceed $5,000,000), or (z) product sales in the ordinary course of business effected on arm's length equivalent terms and not otherwise requiring Board of Directors approval.

   (c) The Independent Committee shall also have the exclusive authority to make such decisions and to take such actions as delegated to the Independent Committee pursuant to Section 5.09 hereof.

   (d) From the Article 5 Termination Date until the Fifth Anniversary, the Independent Committee shall consist exclusively of Independent Directors designated by not less than a majority of the members of the entire Board of Directors, provided that, solely for purposes of this paragraph (d), the MSLEF Director, if any, shall be considered an Independent Director so long as such MSLEF Director is not an officer or employee of the Corporation or a director, officer or employee of any beneficial owner of 15% or more of the capital stock of the Corporation.

   SECTION 5.08. Supervisory Committees. There are hereby established two committees of the Board of Directors to ensure enforcement of the Standstill Agreement (as defined in Section 5.13 below): the JSG

Supervisory Committee and the MSLEF Supervisory Committee (together, the "Supervisory Committees"). The JSG Supervisory Committee shall be comprised exclusively of the MSLEF Director and each director who is both Independent (as defined in Section 5.13 below) with respect to JSG and not a JSC Director. The JSG Supervisory Committee shall have the authority and responsibility for enforcing against JSG the Standstill Agreement. The MSLEF Supervisory Committee shall be comprised exclusively of each director, other than the MSLEF Director (if any), who is Independent with respect to MSLEF. The MSLEF Supervisory Committee shall have the authority and responsibility for enforcing against MSLEF the Standstill Agreement.

   SECTION 5.09. Officer Appointment Committee. (a) There is hereby established an Officer Appointment Committee of the Board of Directors which, subject to paragraph (b) below, shall have the exclusive authority to appoint or terminate the employment of Executive Officers of the Corporation other than the CEO, EVP and the CFO, including the creation of additional Executive Officer positions. The Officer Appointment Committee shall also have the authority set forth in
Section 5.10(c) below. The Officer Appointment Committee shall be comprised exclusively of the Chairman and, if and for so long as the CEO is a director, the CEO. The Officer Appointment Committee shall exercise its authority only in accordance with the recommendations of the CEO, subject to the unanimous approval of the Officer Appointment Committee.

   (b) If any disagreement arises between the Officer Appointment Committee and the CEO with respect to any decision of the Officer Appointment Committee, the Independent Committee (instead of the Officer Appointment Committee) shall have exclusive authority with respect to the subject of such disagreement (i.e. whether or not to appoint or terminate the employment of the person in question, to create the new Executive Officer position in question or designate the officer in question to the Management Operating Committee, as the case may
be).

   SECTION 5.10. Management Committees. (a) There are hereby established two management committees: the Cost Reduction/Divestiture Committee and the Management Operating Committee. These committees shall report to the Board of Directors and shall not be considered committees of the Board of Directors.

   (b) The Cost Reduction/Divestiture Committee shall have responsibility for the development and implementation, subject to approval by the Board of Directors, of a plan that is designed to (i) achieve asset divestitures by the Corporation, over a period of time to be determined by such committee and (ii) develop a program of cost reductions and other synergies. The Cost Reduction/Divestiture Committee shall be comprised of the Chairman, the CEO, the EVP (who shall be chairman of the Committee) and the CFO.

   (c) The Management Operating Committee shall be responsible for setting and implementing, subject to approval by the Board of Directors, policies and objectives of the Corporation and reviewing performance and the achievement of such policies and objectives. The Management Operating Committee shall be comprised of the Chairman, the CEO, the EVP, the CFO and certain other officers designated by the CEO, subject to review and approval by the Officer Appointment Committee (subject to Section 5.09). There shall be no chairman of the Management Operating Committee.

   SECTION 5.11. Officers. (a) The termination of employment of the Chairman (in his or her capacity as an officer), the CEO or the EVP shall only be for Cause as determined by at least 75% of the members of the entire Board of Directors.

   (b) If the Chairman (in his or her capacity as an officer) or the EVP is removed from office in accordance with paragraph (a) above, resigns, retires, dies or otherwise cannot continue to serve as an officer of the Corporation, then (i) in the case of the Chairman, the JSC Committee shall appoint one of the directors to serve as Chairman and (ii) in the case of the EVP, the JSC Committee shall appoint a person to serve as EVP.

   (c) Termination of the employment or any material diminution in the responsibilities of the CFO shall require the approval of at least a majority of the members of the entire Board of Directors. The CFO shall report to the CEO.

   (d) The CEO shall be the officer principally responsible for the day-to-day operations of the Corporation and shall report directly to the Board of Directors.

   (e) The Chairman and the CEO together shall have general supervisory responsibilities with respect to the business affairs and officers of the Corporation.

   (f) Notwithstanding anything to the contrary contained herein but subject to earlier termination pursuant to paragraph (a) above and subject to Section 5.04(ii) hereof, the term of office of Mr. Stone as CEO shall expire upon the date of the first annual meeting of stockholders occurring after February 16, 2001.

   SECTION 5.12. Amendment. Article 5 of these Amended and Restated Bylaws may not be altered, amended or repealed, nor may any provision inconsistent with
Article 5 be adopted except by:

   (a) the Board of Directors, with the approval of at least 75% of the members of the entire Board of Directors, provided that, for so long as MSLEF owns not less than the MSLEF Threshold Amount of Shares, the unanimous approval of each of the members of the entire Board of Directors shall be required for the Board of Directors to amend any provisions of these Amended and Restated Bylaws relating to (i) the authority and membership of the MSLEF Committee and the Compensation Committee, (ii) the inclusion of the MSLEF Director on the Independent Committee and the JSG Supervisory Committee (if such committees exist), (iii) the nomination, removal or replacement of the MSLEF Director or
(iv) this proviso of this paragraph (a); or

   (b) the stockholders, with the affirmative vote of the holders of at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon provided that, notwithstanding the occurrence of the
Article 5 Termination Date, for so long as MSLEF owns not less than the MSLEF Threshold Amount of Shares, the affirmative vote of the holders of at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon shall be required for the stockholders to amend any provisions of these Amended and Restated Bylaws relating to (i) the authority and membership of the MSLEF Committee and the Compensation Committee, (ii) the inclusion of the MSLEF Director on the Independent Committee and the JSG Supervisory Committee (if such committees exist), (iii) the nomination, removal or replacement of the MSLEF Director or (iv) this proviso of this paragraph
(b).

   SECTION 5.13. Certain Definitions. The following terms as used in these Amended and Restated Bylaws shall have the following meanings:

     "beneficially owns" (or any similar phrase) shall have the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as such rule was in effect on May 10, 1998. An entity shall not be deemed to beneficially own securities held in a pension trust or non-profit foundation or trust controlled by such entity.

     "Cause" means an officer's or director's (i) willful and continued failure to substantially perform his or her duties to the Corporation in accordance with his or her established position at the Corporation, (ii) willful conduct which is significantly injurious to the Corporation, monetarily or otherwise or (iii) conviction for, or guilty plea to, a felony.

     "Independent" means, with respect to any director or prospective director and with respect to any corporation, an individual who, in accordance with Rule 303.00 of the New York Stock Exchange (the "NYSE"), as such rule or any successor rule may be amended from time to time, would be eligible for membership on an Audit Committee of such corporation if it were listed on the NYSE and who is not (i) an officer or employee of, or consultant or professional advisor (or employee, officer or partner of an entity that is such) to the corporation or any of its subsidiaries, (ii) a beneficial owner of more than 15% of the outstanding shares of common stock of the corporation or (iii) an officer or employee of, or consultant or professional advisor (or employee, officer or partner of an entity that is such) to, any such beneficial owner.

     "Independent Director" means, with respect to any director or prospective director of the Corporation, an individual who is Independent with respect to the Corporation, provided that any director of the Corporation who was serving as a director of the Corporation on May 10, 1998 and was considered an independent director of the Corporation pursuant to the former Bylaws and policies of the Corporation at such time, shall be considered an Independent Director so long as such director continues to satisfy the requirements of such former Bylaws and policies.

     "JSC Directors" means (i) each of the four directors initially designated as such by the Board of Directors (effective as of the Effective
  Time), (ii) the Chairman and the EVP, each as of the Effective Time and
  (iii) each other director nominated or appointed by the JSC Committee in accordance with this Article 5.

     "Merger Agreement" means the Merger Agreement by and among Jefferson Smurfit Corporation, JSC Acquisition Corporation and Stone Container Corporation, dated May 10, 1998, as amended on October 2, 1998 and as it may be further amended from time to time.

     "MSLEF Director" means, subject to Section 5.02(g) hereof, (i) the director initially designated as such by the Board of Directors (effective as of the Effective Time), (ii) each other director nominated or appointed by the MSLEF Committee in accordance with this Article 5 and (iii) if there is then otherwise no MSLEF Director, no more than one director designated as such by the affirmative vote of the holders of at least a majority of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

     "MSLEF Threshold Amount of Shares" means 1,000,000 shares of the Common Stock of the Corporation, determined on a primary basis and adjusted, as appropriate, for any stock dividend or similar distribution of capital stock of the Corporation, stock split, reclassification, recapitalization, stock combination or other similar change involving the Common Stock of the Corporation.

     "Standstill Agreement" means the Standstill Agreement by and among JSG, MSLEF and the Corporation, dated as of May 10, 1998, as amended on October 2, 1998 and as it may be further amended from time to time.

     "Stone Directors" means (i) each of the four directors initially designated as such by the Board of Directors (as of the Effective Time),
  (ii) the CEO, as of the Effective Time, and (iii) each other director nominated or appointed by the Stone Committee in accordance with this
  Article 5.

     "Unaffiliated Director" means (i) any member of the Board of Directors who has not been nominated or appointed to the Board of Directors by one of the Nominating Committees or (ii) any other member of the Board of Directors designated as such pursuant to these Amended and Restated Bylaws.

                                   ARTICLE 6

                                     STOCK

   SECTION 6.01. Forms of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman, the CEO or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

   SECTION 6.02. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

   SECTION 6.03. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

   SECTION 6.04. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by applicable law, rule or regulation and in these Amended and Restated Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his or her attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be canceled before a new certificate shall be issued.

   SECTION 6.05. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

   SECTION 6.06. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares of capital stock to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law. Notwithstanding this Section 6.06, the determination of whether MSLEF owns the MSLEF Threshold Amount of Shares shall be calculated based on the beneficial ownership of such stock by MSLEF.

                                   ARTICLE 7

                                    NOTICES

   SECTION 7.01. Notices. Whenever written notice is required by applicable law, rule or regulation, the Certificate of Incorporation or these Amended and Restated Bylaws to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his or her address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, facsimile, telex or cable.

   SECTION 7.02. Waivers of Notice. Whenever any notice is required by applicable law, rule or regulation, the Certificate of Incorporation or these Amended and Restated Bylaws to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                   ARTICLE 8

                               GENERAL PROVISIONS

   SECTION 8.01. Dividends. Dividends upon the capital stock of the Corporation, if any, may, subject to the provisions of the Certificate of Incorporation, be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.
   SECTION 8.02. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

   SECTION 8.03. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

   SECTION 8.04. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, and may have inscribed thereon the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                   ARTICLE 9

                                INDEMNIFICATION

   SECTION 9.01. Power to Indemnify in Actions, Suits or Proceedings other than those by or in the Right of the Corporation. Subject to Section 9.03 hereof, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, trustee, administrator, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts (including attorneys' fees) paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

   SECTION 9.02. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 9.03 hereof, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, trustee, administrator, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such excuses which the Court of Chancery or such other court shall deem proper.

   SECTION 9.03. Authorization of Indemnification. Any indemnification under this Article 9 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of such person is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.01 or
Section 9.02 hereof, as the case may be. Such determination shall be made with respect to a person who is a director or officer at the time of such determination, (i) by the Board of Directors by a majority vote of the directors who were not parties to such action, suit or proceeding (the "Uninvolved Directors"), even though less than a quorum, or (ii) by a committee of such Uninvolved Directors designated by majority vote of the Uninvolved Directors, even though less than a quorum, or (iii) if there are no Uninvolved Directors, or if the Uninvolved Directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

   SECTION 9.04. Good Faith Defined. For purposes of any determination under
Section 9.03 hereof, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 9.04 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, trustee, administrator, employee or agent. The provisions of this Section 9.04 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.01 or 9.02 hereof, as the case may be.

   SECTION 9.05. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 9.03 hereof, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections
9.01 and 9.02 hereof. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Section 9.01 or 9.02 hereof, as the case may be. Neither a contrary determination in the specific case under Section 9.03 hereof nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 9.05 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

   SECTION 9.06. Expenses Payable in Advance. Expenses (including, without limitation, attorneys' fees) actually and reasonably incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article 9.

   SECTION 9.07. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article 9 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of, and advances of expenses to, the persons specified in Section 9.01 and 9.02 hereof shall be made to the fullest extent permitted by law. The provisions of this Article 9 shall not be deemed to preclude the indemnification of, and advancement of expenses to, any person who is not specified in Sections 9.01 or 9.02 of this Article 9 but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware (the "GCL"), or otherwise.

   SECTION 9.08. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, trustee, administrator, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article 9.

   SECTION 9.09. Certain Definitions. For purposes of this Article 9, references to "the Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, trustee, administrator, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this
Article 9 with respect to the resulting or surviving corporation as such person would have had with respect to such constituent corporation if its separate existence had continued. For purposes of this Article 9, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, trustee, administrator, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article 9.

   SECTION 9.10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses obligations set forth in this
Article 9 shall inure to the benefit of the heirs, executors, administrators and personal representatives of those persons entitled thereto and shall be binding upon any successor to the Corporation to the fullest extent permitted by law. Neither any amendment or repeal of the provisions of this Article 9 nor adoption of any provision of the Certificate of Incorporation or of these Amended and Restated Bylaws which is inconsistent with the provisions of this
Article 9 shall adversely affect any right or protection of a person existing at the time of such amendment, repeal or adoption with respect to actions, suits or proceedings relating to acts or omissions of such person occurring prior to such amendment, repeal or adoption.

   SECTION 9.11. Limitation on Indemnification. Notwithstanding anything contained in this Article 9 to the contrary, except for proceedings to enforce rights to indemnification and rights to advancement of expenses (which shall be governed by Section 9.06 hereof), the Corporation shall not be obligated to indemnify, or advance expenses to, any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors.

   SECTION 9.12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article 9 to directors and officers of the Corporation.

                                   ARTICLE 10

                                   AMENDMENTS

   SECTION 10.01. Subject to Article 5 hereof, these Amended and Restated Bylaws may not be altered, amended or repealed, in whole or in part, nor may new Bylaws be adopted, except by a majority of the members of the entire Board of Directors or by the affirmative vote of stockholders as required by the Certificate of Incorporation, these Amended and Restated Bylaws and the GCL; provided, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such meeting of stockholders or Board of Directors, as the case may be.

   SECTION 10.02. Entire Board of Directors. As used in these Amended and Restated Bylaws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                         Annex D

          FORM OF CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

                                       OF

   7% SERIES A CUMULATIVE EXCHANGEABLE REDEEMABLE CONVERTIBLE PREFERRED STOCK

                                       OF

                      SMURFIT-STONE CONTAINER CORPORATION

             Pursuant to Section 151 of the General Corporation Law
                            of the State of Delaware

   I, Craig A. Hunt, as Vice President, General Counsel and Secretary of Smurfit-Stone Container Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 103 thereof, DO HEREBY CERTIFY THAT:

   In accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware and pursuant to Article IV of the Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), the Board of Directors of the Corporation (the "Board of Directors") is authorized to issue from time to time 25,000,000 shares of Preferred Stock, par value $0.01 per share, in one or more series; and

   The Board of Directors has approved and adopted the following resolutions creating a series of preferred stock, par value $0.01 per share, designated 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock:

   RESOLVED, that pursuant to the authority expressly vested in the Board of Directors in accordance with the provisions of its Certificate of Incorporation, a series of preferred stock of the Corporation ("Preferred Stock"), par value $0.01 per share, be, and it is hereby, created and classified, and the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series and the qualifications, limitations or restrictions thereof are as follows:

   Section 1. Designation and Amount. The shares of such series shall be designated as "7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock" (the "Series A Preferred Stock") and the authorized number of shares constituting such series shall be 5,600,000. Additional shares of Series A Preferred Stock shall be authorized from time to time, as necessary to ensure that, at all times, shares of Series A Preferred Stock are available to pay unpaid dividend obligations under Section 2 hereof, to the extent such dividends are not paid in cash. The par value of the Series A Preferred Stock shall be $0.01 per share.

   Section 2. Dividends.

   (a) The holders of shares of the Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Corporation legally available therefor, cumulative dividends, on the shares of the Series A Preferred Stock at the rate per annum equal to 7% of the Liquidation Preference (as defined in Section 6 below) per share, and no more, payable in equal quarterly installments on February 15, May 15, August 15, and
November 15 in each year, commencing      15, 2000. Dividends on the Series A
Preferred Stock shall be payable in cash except to the extent that:

  i. the aggregate amount of such dividends would exceed 10% of the Corporation's Consolidated Net Income (as defined below) for the most recently ended four full fiscal quarters for which internal financial statements are available,

  ii. payment of cash dividends on the Series A Preferred Stock would conflict with, violate or result in a breach of, any of the credit agreements, indentures or debt instruments of the Corporation or any of its subsidiaries, or

  iii. the Board of Directors has made a good-faith determination that the Corporation does not have legally available funds to pay a cash dividend on the Series A Preferred Stock.

To the extent not paid in cash, dividends shall be paid in additional shares of Series A Preferred Stock having an aggregate Liquidation Preference equal to the unpaid dividend obligation. Shares of Series A Preferred Stock (not issued in exchange for shares of Series E Preferred Stock of Stone Container Corporation or to replace lost, stolen or mutilated certificates evidencing shares of Series A Preferred Stock) shall only be issued to stockholders to pay unpaid dividend obligations under this Section 2. If any dividend, or portion thereof, is not timely paid in cash and additional shares of authorized but undesignated Preferred Stock are not available to be designated as Series A Preferred Stock to satisfy the unpaid dividend obligation, then the amount of such unpaid dividends shall automatically accrete to the Liquidation Preference. Such dividends shall be cumulative from the date of original issue of each share of the Series A Preferred Stock. Each such dividend shall be paid to the holders of record of the shares of the Series A Preferred Stock as they appear on the share register of the Corporation on such record date, not more than 30 days nor less than 10 days preceding the dividend payment date thereof, as shall be fixed by the Board of Directors or a duly authorized committee thereof. If a holder converts a share or shares of the Series A Preferred Stock after the close of business on the record date for a dividend and before the opening of business on the payment date for such dividend, then, pursuant to
Section 7 hereof, the holder will be required to pay to the Corporation at the time of such conversion the amount of such dividend if received by the holder on the dividend payment date on the shares so converted.

   As used in this Section 2, the term "Consolidated Net Income" shall mean, for any period, the aggregate net income (or loss) of the Corporation and its consolidated Subsidiaries for such period determined in conformity with general accepted accounting principles; provided that the following items shall be excluded in computing Consolidated Net Income (without duplication): (i) the net income (or loss) of any Subsidiary of the Corporation in which any other Person (other than the Corporation or any of its Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to the Corporation or any of its Subsidiaries by such other Person during such period; (ii) except to the extent includable pursuant to clause (i) above, the net income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of the Corporation or is merged into or consolidated with the Corporation or any of its Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Corporation or any of its Subsidiaries; (iii) the net income (or loss) of any Subsidiary of the Corporation to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to the sale, transfer or other disposition of all or any of the capital stock of any Subsidiary of the Corporation, all or substantially all of the property or assets of an operating unit or business of the Corporation or any of its Subsidiaries or any other property and assets of the Corporation or any of its Subsidiaries outside the ordinary course of business of the Corporation or such Subsidiary; (v) any amounts paid or accrued as dividends on preferred stock of the Corporation or preferred stock of any Subsidiary of the Corporation owned by Persons other than the Corporation and any of its Subsidiaries; (vi) all extraordinary gains and extraordinary losses; and (vii) all non-cash charges reducing net income of the Corporation or any of its Subsidiaries that relate to stock options as stock appreciation rights, and all cash payments reducing net income of the Corporation or any of its Subsidiaries that relate to stock options as stock appreciation rights.

   As used in the definition of Consolidated Net Income, (i) "Person" shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof, and (ii) "Subsidiary" shall mean any corporation of which at least a majority of the outstanding capital stock having voting power under ordinary circumstances to elect directors of such corporation shall at the time be held, directly or indirectly, by the Corporation and one or more Subsidiaries or by one or more Subsidiaries.

   (b) If dividends are not paid in full, or declared in full and sums are not set apart for the payment thereof, upon the shares of the Series A Preferred Stock and shares of any other Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon shares of the Series A Preferred Stock and of any other Preferred Stock ranking on a parity as to dividends shall be paid or declared pro rata so that in all cases the amount of dividends paid or declared per share on the Series A Preferred Stock and such other shares of Preferred Stock shall bear to each other the same ratio that accumulated dividends per share, including dividends accrued or in arrears, if any, on the shares of the Series A Preferred Stock and such other shares of Preferred Stock bear to each other. Except as provided in the preceding sentence, unless full cumulative dividends on the shares of the Series A Preferred Stock have been paid or declared in full and sums set aside for the payment thereof, no dividends (other than dividends in shares of the Common Stock (as defined below) or in shares of any other capital stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends) shall be paid or declared and set aside for payment or other distribution made upon the common stock of the Corporation, par value $0.01 per share (the "Common Stock"), or any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends, nor shall any shares of the Common Stock or shares of any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any such shares) by the Corporation or any subsidiary of the Corporation (except by conversion into or exchange for shares of capital stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends). Holders of shares of the Series A Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or shares of capital stock, in excess of full accrued and cumulative dividends as herein provided. No interest or sum of money in lieu of interest shall be payable in respect of any dividend payment or payments on the shares of the Series A Preferred Stock that may be in arrears.

   The terms "accrued dividends," "dividends accrued" and "dividends in arrears," whenever used with reference to shares of Series A Preferred Stock shall be deemed to mean an amount which shall be equal to dividends thereon at the annual dividend rates per share for the respective series from the date or dates on which such dividends commence to accrue to the end of the then current quarterly dividend period for such Series A Preferred Stock (or, in the case of redemption, to the date of redemption), less the sum of (i) the amount of all dividends paid, or declared in full and sums set aside for the payment thereof, upon such shares of Series A Preferred Stock, and (ii) any amounts that shall have accreted to the Liquidation Preference (as defined in Section 6 hereof) of such Series A Preferred Stock in accordance with Section 2(a) hereof.

   (c) Dividends payable on the shares of the Series A Preferred Stock for any period less than a full quarterly dividend period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period for which such dividend is payable.

   Section 3. Optional Redemption.

   (a) The shares of the Series A Preferred Stock will be redeemable at the option of the Corporation by resolution of its Board of Directors, in whole or from time to time in part, subject to the limitations set forth below, at the following redemption prices per share (expressed as a percentage of the Liquidation Preference), plus, in each case, all dividends accrued and unpaid on the shares of the Series A Preferred Stock up to the date fixed for redemption, upon giving notice as provided herein below:

            If redeemed during
                the twelve-
                   month
                  period
                 beginning
               February 15,                     Price
            ------------------                  -----
               2000............................ 101.4
               2001............................ 100.7
               2002 and thereafter............. 100.0

   (b) No optional redemption may be authorized or made unless on or prior to such redemption, full cumulative dividends shall have been paid or a sum set apart for such payment on the Series A Preferred Stock. If fewer than all of the outstanding shares of the Series A Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by the Board of Directors and the shares to be redeemed shall be determined pro rata or by lot or in such other manner and subject to such regulations as the Board of Directors in its sole discretion shall prescribe.

   (c) At least 30 days but not more than 60 days prior to the date fixed for the redemption of shares of the Series A Preferred Stock, a written notice shall be mailed to each holder of record of shares of the Series A Preferred Stock to be redeemed in a postage prepaid envelope addressed to such holder at his post office address as shown on the records of the Corporation, notifying such holder of the election of the Corporation to redeem such shares, stating the date fixed for redemption thereof (the "Series A Redemption Date"), stating the number of shares of Series A Preferred Stock held by the holder that the Corporation intends to redeem and calling upon such holder to surrender to the Corporation on the Series A Redemption Date at the place designated in such notice such holder's certificate or certificates representing the number of shares specified in such notice of redemption. On or after the Series A Redemption Date each holder of shares of the Series A Preferred Stock to be redeemed shall present and surrender such holder's certificate or certificates for such shares to the Corporation at the place designated in such notice and thereupon the redemption price of such shares shall be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be cancelled. In case less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the Series A Redemption Date (unless default shall be made by the Corporation in payment of the redemption price), all dividends on the shares of the Series A Preferred Stock designated for redemption in such notice shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation, except the right to receive the redemption price of such shares (including all accrued and unpaid dividends up to the Series A Redemption Date) upon the surrender of certificates representing the same, shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Corporation) on the books of the Corporation, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Corporation prior to the Series A Redemption Date may deposit the redemption price (including all accrued and unpaid dividends up to the Series A Redemption Date) of shares of the Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company (having a capital surplus and undivided profits aggregating not less than $50,000,000) in the Borough of Manhattan, City and State of New York, the City of Chicago, State of Illinois, or in any other city in which the Corporation at the time shall maintain a transfer agency with respect to such shares, in which case the aforesaid notice to holders of shares of the Series A Preferred Stock to be redeemed shall state the date of such deposit, shall specify the office of such bank or trust company as the place of payment of the redemption price, and shall call upon such holders to surrender the certificates representing such shares at such place on or after the date fixed in such redemption notice (which shall not be later than the Series A Redemption Date) against payment of the redemption price (including all accrued and unpaid dividends up to the Series A Redemption Date). Any interest accrued on such funds shall be paid to the Corporation from time to time. Any moneys so deposited which shall remain unclaimed by the holders of such shares of the Series A Preferred Stock at the end of two years after the Series A Redemption Date shall be returned by such bank or trust company to the Corporation.

     (d) Shares of the Series A Preferred Stock redeemed, repurchased or retired pursuant to the provisions of this Section 3 or Section 4 or surrendered to the Corporation upon conversion or exchange shall thereupon be retired and may not be reissued as shares of the Series A Preferred Stock but shall thereafter have the status of authorized but unissued shares of the Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series of the Preferred Stock.

   Section 4. Mandatory Redemption. The Corporation shall redeem all outstanding shares of Series A Preferred Stock on February 15, 2012, at a price per share equal to the Liquidation Preference plus an amount equal to all accrued but unpaid dividends thereon, whether or not declared, to the mandatory redemption date (the "Redemption Price"). Such Redemption Price shall be payable at Smurfit-Stone's option in (a) cash or (b) that number of shares of the Common Stock with an aggregate "Fair Market Value" equal to the Redemption

Price; provided, however, that if on February 15, 2012 the shares of Common Stock are not traded on the Nasdaq National Market or a national securities exchange, the Corporation shall pay the Redemption Price only in cash.

   As used herein, "Fair Market Value" means:

  (1) if shares of the Common Stock are traded on the Nasdaq National Market, the average of the closing prices of the common stock as reported on Nasdaq National Market during the five (5) consecutive trading days commencing immediately preceding the mandatory redemption date or, if no sale occurred on a trading day, then the mean between the highest bid and lowest asked prices as of the close of business on such trading day, as reported on the Nasdaq National Market;

  (2) if shares of the Common Stock are listed on a national securities exchange, the average of the closing prices are reported for composite transactions during the five (5) consecutive trading days commencing immediately preceding the mandatory redemption date or, if no sale occurred on a trading day, then the mean between the closing bid and asked prices on such exchange on such trading day; or

  (3) if shares of the Common Stock are not traded on the Nasdaq National Market or a national securities exchange but are otherwise traded over-the-counter, the arithmetic average (for consecutive trading days) of the mean between the highest bid and lowest asked prices as of the close of business during the five (5) consecutive trading days commencing immediately preceding the mandatory redemption date as quoted on the National Association of Securities Dealers Automated Quotation system or an equivalent generally accepted reporting service.

   As used in this Section 4, "Common Stock" shall include the common stock of the Corporation and the common stock of any successor corporation or purchaser in the case of (i) any reclassification or change of outstanding shares of Common Stock issuable upon conversion of shares of the Series A Preferred Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination),
(ii) any consolidation or merger to which the Corporation is a party other than a merger in which the Corporation is the continuing corporation and which does not result in any reclassification of, or change (other than a change in name, or par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of Common Stock or (iii) any sale or conveyance of all or substantially all of the property or business of the Corporation as an entirety.

   Section 5. Voting Rights. Except as provided in Sections 8(b) and 10 and as otherwise required by law, the holders of shares of the Series A Preferred Stock shall not be entitled to any voting rights.

   Section 6. Liquidation Rights.

    (a) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of the Series A Preferred Stock shall be entitled to receive, in cash, out of the remaining net assets of the Corporation, an amount equal to the Liquidation Preference of each share of the Series A Preferred Stock, plus an amount equal to all dividends accrued and unpaid on each such share up to the date fixed for distribution, before any distribution shall be made to the holders of shares of the Common Stock or any other capital stock of the Corporation ranking (as to any such distribution) junior to the Series A Preferred Stock. If upon any liquidation, dissolution or winding up of the Corporation, the assets distributable among the holders of shares of the Series A Preferred Stock and all other classes and series of Preferred Stock ranking (as to any such distribution) on a parity with the Series A Preferred Stock are insufficient to permit the payment in full to the holders of all such shares of all preferential amounts payable to all such holders, then the entire assets of Corporation thus distributable shall be distributed ratably among the holders of the shares of the Series A Preferred Stock and such other classes and series of Preferred Stock ranking (as to any such distribution) on a parity with the Series A Preferred Stock in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full.

    (b) For purposes of this Section 6 but subject to Section 7(l) hereof, a distribution of assets in any dissolution, winding up or liquidation shall not include (i) any consolidation, merger, business combination or reorganization of the Corporation with or into any other corporation or entity, (ii) any dissolution, liquidation, winding-up or reorganization of the Corporation immediately followed by reincorporation of another corporation or (iii) a sale or other disposition of all or substantially all of the Corporation's assets to another corporation; provided, however, that, in each case, for the protection of the rights of the holders of shares of the Series A Preferred Stock, effective provision is made in the certificate of incorporation of the resulting and surviving corporation or otherwise, providing for preferred stock of such entity to be issued to the holders of the outstanding Series A Preferred Stock at the close of such transaction with rights, preferences and designations no less favorable than those provided herein.

    (c) After the payment of the full preferential amounts provided for in this certificate to the holders of shares of the Series A Preferred Stock or funds necessary for such payment have been set aside in trust for the holders thereof, such holders shall be entitled to no other or further participation in the distribution of the assets of the Corporation.

   As used herein, "Liquidation Preference" shall mean an amount equal to $25.00 plus any amounts that accrete to this amount as a result of the nonpayment in cash or additional shares of Series A Preferred Stock, as applicable, of any dividend when due.

   Section 7. Conversion.

    (a) Holders of shares of the Series A Preferred Stock shall have the right, exercisable at any time and from time to time, except in the case of shares of the Series A Preferred Stock called for redemption or to be exchanged for Series A Debentures (as described in Section 8 hereof), to convert all or any such shares of the Series A Preferred Stock into shares of Common Stock of the Corporation (calculated as to each conversion to the nearest 1/100th of a share) equal to the product of the number of shares of Series A Preferred Stock being converted, multiplied by the quotient of (1) the Liquidation Preference divided by (2) the conversion price then in effect. The conversion price of $34.28 per share of Common Stock is subject to adjustment as described below. In the case of shares of the Series A Preferred Stock called for redemption or to be exchanged for Series A Debentures (as described in Section 8 hereof), conversion rights will expire at the close of business on the last business day preceding the Series A Redemption Date or the last business day preceding the Series A Exchange Date (as hereinafter defined), as the case may be. Notice of an optional redemption or exchange must be mailed not less than 30 days and not more than 60 days prior to the Series A Redemption Date or Series A Exchange Date, as the case may be. Upon conversion or exchange, no adjustment or payment will be made for dividends or interest, but if any holder surrenders a share of the Series A Preferred Stock for conversion after the close of business on the record date for the payment of a dividend and prior to the opening of business on the next dividend payment date, then, notwithstanding such conversion, the dividend payable on such dividend payment date will be paid to the registered holder of such share on such record date. In such event, such share, when surrendered for conversion, must be accompanied by payment of an amount equal to the dividend payable on such dividend payment date on the share so converted.

    (b) Any holder of a share or shares of the Series A Preferred Stock electing to convert such share or shares thereof shall deliver the certificate or certificates therefor to the principal office of any transfer agent for the Common Stock, with the form of notice of election to convert as the Corporation shall prescribe fully completed and duly executed and (if so required by the Corporation or any conversion agent) accompanied by instruments of transfer in form satisfactory to the Corporation and to any conversion agent, duly executed by the registered holder or such holder's duly authorized attorney, and transfer taxes, stamps or funds therefor or evidence of payment thereof if required pursuant to Section 7(a) or 7(d) hereof. The conversion right with respect to any such shares shall be deemed to have been exercised at the date upon which the certificates therefor accompanied by such duly executed notice of election and instruments of transfer and such taxes, stamps, funds, or evidence of payment shall have been so delivered, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock upon said date.

   (c) No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon conversion of shares of the Series A Preferred Stock. If more than one share of the Series A Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock which shall be issuable upon conversion thereof shall be computed on the basis of the Liquidation Preference of the aggregate number of shares of the Series A Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of the Series A Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the closing price for Common Stock on the last business day preceding the date of conversion. The closing price for such day shall be the last reported sales price regular way or, in case no such reported sale takes place on such date, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange, or if Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the closing sale price of Common Stock or in case no reported sale takes place, the average of the closing bid and asked prices, on the Nasdaq National Market or any comparable system. If Common Stock is not quoted on the Nasdaq National Market or any comparable system, the Board of Directors shall in good faith determine the current market price on the basis of such quotation as it considers appropriate.

   (d) If a holder converts a share or shares of the Series A Preferred Stock, the Corporation shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Common Stock upon the conversion. The holder, however, shall pay to the Corporation the amount of any tax which is due (or shall establish to the satisfaction of the Corporation payment thereof) if the shares are to be issued in a name other than the name of such holder and shall pay to the Corporation any amount required by the last sentence of Section 7(a) hereof.

   (e) The Corporation shall reserve and at all times have reserved out of its authorized but unissued shares of Common Stock enough shares of Common Stock to permit the conversion of the then outstanding shares of the Series A Preferred Stock and to take all action necessary so that all shares of Common Stock which may be issued upon conversion of shares of the Series A Preferred Stock shall be validly issued, fully-paid and nonassessable. In order that the Corporation may deliver shares of Common Stock upon conversion of shares of the Series A Preferred Stock, the Corporation will endeavor to comply with all applicable Federal and State securities laws and will endeavor to cause the Corporation to list such shares of Common Stock to be issued upon conversion on each securities exchange on which Common Stock is listed.

   (f) The conversion rate in effect at any time shall be subject to adjustment from time to time as follows:

     (i) In case the Corporation shall (1) pay a dividend in shares of Common Stock to holders of Common Stock, (2) make a distribution in shares of Common Stock to holders of Common Stock, (3) subdivide the outstanding shares of Common Stock into a greater number of shares of Common Stock or
  (4) combine the outstanding shares of Common Stock into a smaller number of shares of Common Stock, the conversion rate immediately prior to such action shall be adjusted so that the holder of any shares of the Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which he would have owned immediately following such action had such shares of the Series A Preferred Stock been converted immediately prior thereto. An adjustment made pursuant to this Section 7(f)(i) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

     (ii) In case the Corporation shall issue rights or warrants to substantially all holders of Common Stock entitling them (for a period commencing no earlier than the record date for the determination of holders of Common Stock entitled to receive such rights or warrants and expiring not more than 45 days after such record date) to subscribe for or purchase shares of Common Stock (or securities convertible into shares of Common Stock) at a price per share less than the current market price (as determined pursuant to Section 7(f)(iv)) of Common Stock on such record date, the number of shares of Common Stock into which each share of the Series A Preferred Stock shall be convertible shall be adjusted so that such number shall be equal to the number determined by multiplying the number of shares of Common Stock into which such share of the Series A Preferred Stock was convertible immediately prior to such record date by a fraction of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock offered (or into which the convertible securities so offered are convertible), and of which the denominator shall be the number of shares of Common Stock outstanding on such record date, plus the number of shares of Common Stock which the aggregate offering price of the offered shares of Common Stock (or the aggregate conversion price of the convertible securities so offered) would purchase at such current market price. Such adjustments shall become effective immediately after such record date.

     (iii) In case the Corporation shall distribute to all holders of Common Stock shares of any class of capital stock other than Common Stock, evidences of indebtedness or other assets (other than cash dividends out of current or retained earnings), or shall distribute to substantially all holders of Common Stock rights or warrants to subscribe for securities (other than those referred to in Section 7(f)(ii)), then in each such case the number of shares of Common Stock into which each share of the Series A Preferred Stock shall be convertible shall be adjusted so that such number shall equal the number determined by multiplying the number of shares of Common Stock into which such share of the Series A Preferred Stock was convertible immediately prior to the date of such distribution by a fraction of which the numerator shall be the current market price (determined as provided in Section 7(f)(iv)) of Common Stock on the record date mentioned below, and of which the denominator shall be such current market price of Common Stock, less the then fair market value (as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value) of the portion of the assets so distributed or of such subscription rights or warrants applicable to one share of Common Stock. Such adjustment shall become effective immediately after the record date for the determination of the holders of Common Stock entitled to receive such distribution. Notwithstanding the foregoing, in the event that the Corporation shall distribute rights or warrants (other than those referred to in Section 7(f)(ii)) ("Rights") pro rata to holders of Common Stock, the Corporation may, in lieu of making any adjustment pursuant to this Section 7(f)(iii), have the Corporation make proper provision so that each holder of a share of Series A Preferred Stock who converts such share after the record date for such distribution and prior to the expiration or redemption of the Rights shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion (the "Conversion Shares"), a number of Rights to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of Rights of separate certificates evidencing such Rights (the "Distribution Date"), the same number of Rights to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the Rights; and (ii) if such conversion occurs after the Distribution Date, the same number of Rights to which a holder of the number of shares of Common Stock into which a share of the Series A Preferred Stock so converted was convertible immediately prior to the Distribution Date would have been entitled on the Distribution Date in accordance with the terms and provisions of and applicable to the Rights.

     (iv) The current market price per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for thirty consecutive trading days commencing forty-five trading days before the day in question. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such date, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange, or if Common Stock is not listed or admitted to trading on such exchange, on the principal national securities exchange on which Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the closing sale price of Common Stock, or in case no reported sale takes place, the average of the closing bid and asked prices, on the Nasdaq National Market or any comparable system, or if Common Stock is not quoted on the Nasdaq National Market or any comparable system, the closing sale price or, in case no reported sale takes place, the average of the closing bid and asked prices, as furnished by any two members of the National Association of Securities Dealers, Inc. selected from time to time by the Corporation for that purpose.

     (v) In any case in which this Section 7 shall require that an adjustment be made immediately following a record date, the Corporation may elect to defer (but only until five business days following the mailing of the notice described in Section 7(j)) delivering to the holder of any share of the Series A Preferred Stock converted after such record date the shares of Common Stock and other capital stock of the Corporation deliverable upon such conversion over and above the shares of Common Stock and other capital stock of the Corporation issuable upon such conversion only on the basis of the conversion rate prior to adjustment; and, in lieu of the shares the delivery of which is so deferred, the Corporation shall request that the Corporation issue or cause its transfer agents to issue due bills or other appropriate evidence of the right to receive such shares.

   (g) No adjustment in the conversion rate shall be required until cumulative adjustments result in a concomitant change of 1% or more of the conversion price as existed prior to the last adjustment of the conversion rate; provided, however, that any adjustments which by reason of this Section 7(g) are not required to be made shall be cumulatively carried forward and taken into account in any subsequent adjustment. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. No adjustment to the conversion rate shall be made for cash dividends.

   (h) In the event that, as a result of an adjustment made pursuant to Section 7(f), the holder of any share of the Series A Preferred Stock thereafter surrendered for conversion shall become entitled to receive any shares of capital stock of the Corporation other than shares of Common Stock, thereafter the number of such other shares so receivable upon conversion of any shares of the Series A Preferred Stock shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in this Section 7.

   (i) The Corporation may make such increases in the conversion rate, in addition to those required by Sections 7(f)(i), (ii) and (iii), as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients thereof.

   (j) Whenever the conversion rate is adjusted, the Corporation shall promptly mail to all holders of record of shares of the Series A Preferred Stock a notice of the adjustment.

   (k) In the event that:

     (1) the Corporation takes any action which would require an adjustment in the conversion rate,

     (2) the Corporation consolidates or merges with, or transfers all or substantially all of its assets to, another corporation and stockholders of the Corporation must approve the transaction, or

     (3) there is a dissolution or liquidation of the Corporation,

  a holder of shares of the Series A Preferred Stock may wish to convert some or all of such shares into shares of Common Stock prior to the record date for, or the effective date of, the transaction so that such holder may receive the rights, warrants, securities or assets which a holder of shares of Common Stock on that date may receive. Therefore, the Corporation shall mail to holders of shares of the Series A Preferred Stock a notice stating the proposed record or effective date, as the case may be. The Corporation shall mail the notice at least 10 days before such date; however, failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in clause (1), (2) or (3) of this Section 7(k).

   (l) If any of the following shall occur, namely: (i) any reclassification or change of outstanding shares of Common Stock issuable upon conversion of shares of the Series A Preferred Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), (ii) any consolidation or merger to which the Corporation is a party other than a merger in which the Corporation is the continuing corporation and which does not result in any reclassification of, or change (other than a change in name, or par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of Common Stock or (iii) any sale or conveyance of all or substantially all of the property or business of the Corporation as an entirety, then the Corporation or such successor or purchasing corporation, as the case may be, shall as a condition precedent to such reclassification, change, consolidation, merger, sale or conveyance, provide in its certificate of incorporation or other charter document that each share of the Series A Preferred Stock shall be convertible into the kind and amount of shares of capital stock and other securities and property (including cash) receivable upon such reclassification, change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock deliverable upon conversion of such share of the Series A Preferred Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance; provided, however, if the capital stock or other securities receivable upon such reclassification, change, consolidation, merger, sale or conveyance by the holders of shares of Common Stock are not traded on a national securities exchange or Nasdaq National Market, then such reclassification, change, consolidation, merger, sale or conveyance shall be deemed a liquidation, dissolution or winding-up of the Corporation under Section 6 hereof, and the holder of the Series A Preferred Stock shall be entitled to receive in cash, an amount equal to the Liquidation Preference of each share of the Series A Preferred Stock, plus an amount equal to all accrued and unpaid dividends. Such certificate of incorporation or other charter document shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this
Section 7. The foregoing, however, shall not in any way affect the right a holder of a share of the Series A Preferred Stock may otherwise have, pursuant to clause (ii) of the last sentence of Section 7(f)(iii), to receive Rights upon conversion of a share of the Series A Preferred Stock. If, in the case of any such consolidation, merger, sale or conveyance, the stock or other securities and property (including cash) receivable thereupon by a holder of Common Stock includes shares of capital stock or other securities and property of a corporation other than the successor or purchasing corporation, as the case may be, in such consolidation, merger, sale or conveyance, then the certificate of incorporation or other charter document of such other corporation shall contain such additional provisions to protect the interests of the holders of shares of the Series A Preferred Stock as the Board of Directors shall reasonably consider necessary by reason of the foregoing; provided, however, if the capital stock or other securities receivable upon such consolidation, merger, sale or conveyance by the holders of shares of Common Stock are not traded on a national securities exchange or Nasdaq National Market, then such consolidation, merger, sale or conveyance shall be deemed a liquidation, dissolution or winding-up of the Corporation under
Section 6 hereof, and the holder of the Series A Preferred Stock shall be entitled to receive in cash, an amount equal to the Liquidation Preference of each share of the Series A Preferred Stock, plus an amount equal to all accrued and unpaid dividends. The provision of this Section 7(1) shall similarly apply to successive consolidations, mergers, sales or conveyances.

   Section 8. Exchange.

   (a) Requirements of Exchange. At the Corporation's option, all, but not less than all, of the then outstanding shares of the Series A Preferred Stock may be exchanged on any dividend payment date, subject to certain conditions stated in the immediately following sentence, for the 7% Convertible Subordinated Exchange Debentures due February 15, 2012 (the "Series A Debentures") of the Corporation to be issued pursuant to an indenture (the "Series A Indenture") substantially in the form of Exhibit 4.3 to the Corporation's Registration Statement on Form S-4 (Registration No. 333-43656), as amended, declared
effective by the Securities and Exchange Commission on             , 2000, at
an exchange rate such that the principal amount of Series A Debentures issued for each share of the Series A Preferred Stock shall equal the Liquidation Preference thereof. Such exchange may be made only if, at the time of exchange
(i) the Series A Indenture shall have been qualified under the Trust Indenture Act of 1939, as amended, (ii) there shall be no dividend arrearage (including the dividend payable on the date of exchange) on the shares of the Series A Preferred Stock, and (iii) no Event of Default (as defined in the Series A Indenture) under the Series A Indenture shall have occurred and be continuing. In the event that such exchange would result in the issuance of a Series A Debenture in a principal amount which is not an integral multiple of $1,000, the difference between such principal amount and the highest integral multiple of $1,000 (which may be zero) which is less than such principal amount shall be paid to the holder in cash.

   (b) Notice of Exchange. The Corporation will mail to each holder of record of shares of the Series A Preferred Stock written notice of its intention to exchange not less than 30 nor more than 60 days prior to the date fixed for the exchange (the "Series A Exchange Date"). Each such notice shall state: (i) the Series A Exchange Date, (ii) the place or places where certificates for such shares of the Series A Preferred Stock are to be surrendered for exchange into the Series A Debentures, and (iii) that dividends on the shares of the Series A Preferred Stock to be exchanged will cease to accrue on such Series A Exchange Date. Prior to giving notice of intention to exchange, the Corporation shall execute and deliver to a bank or trust company selected by the Corporation, and qualify under the Trust Indenture Act of 1939, as amended, the Series A Indenture in substantially the form filed as an exhibit to the Registration Statement referred to above with such changes as may be required by law or usage. Except as may be otherwise required by applicable law, the form of the Series A Indenture may not be amended or supplemented before the Series A Exchange Date without the affirmative vote or consent of the holders of two-thirds ( 2/3) of the outstanding shares of the Series A Preferred Stock, except for those changes which would not adversely affect the legal rights of the holders. Notwithstanding anything to the contrary in this Section 8, prior to giving notice of intention to exchange, the Corporation shall amend or supplement the Series A Indenture prior to the Series A Exchange Date in order to conform the relevant terms thereof to read substantially similar to the provisions of Section 7. The Corporation will cause the Series A Debentures to be authenticated on the dividend payment date on which the exchange is effective, and the Corporation will pay interest on the Series A Debentures at the rate and on the dates specified in such Series A Indenture from and after the Series A Exchange Date.

   (c) Rights After Series A Exchange Date. If notice has been mailed as aforesaid, from and after the Series A Exchange Date (unless default shall be made by the Corporation in issuing Series A Debentures in exchange for, or in making the final dividend payment on, the outstanding shares of the Series A Preferred Stock on the Series A Exchange Date), dividends on the shares of the Series A Preferred Stock shall cease to accrue, and such shares shall no longer be deemed to be issued and outstanding, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the Series A Debentures) shall cease and terminate. Upon surrender in accordance with said notice of the certificates for any shares of the Series A Preferred Stock so exchanged (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), such shares shall be exchanged by the Corporation into Series A Debentures as aforesaid. Dividends due on the quarterly dividend payment date on which the exchange is effected will be mailed to holders in the regular course.

   Section 9. Ranking. With regard to rights to receive dividends and distributions upon dissolution of the Corporation, the Series A Preferred Stock shall rank prior to the Common Stock of the Corporation.

   Section 10. Limitations. In addition to any other rights provided by applicable law, so long as any shares of the Series A Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote, or the written consent as provided by law, of the holders of at least two-thirds ( 2/3) of the outstanding shares of the Series A Preferred Stock, voting separately,

     (a) create, authorize or issue any class or series of capital stock ranking senior to the Series A Preferred Stock either as to payment of dividends or distribution of assets upon liquidation; or

     (b) change the preferences, rights or powers with respect to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely;

but (except as otherwise required by applicable law) nothing contained in this certificate shall require such a vote or consent (i) in connection with any increase in the total number of authorized shares of the Common Stock, or (ii) in connection with the authorization or increase of any class or series of shares ranking, as to dividends and in liquidation, junior to or on a parity with the Series A Preferred Stock; provided, however, that no such vote or written consent of the holders of the shares of the Series A Preferred Stock shall be required if, at or prior to the time when the issuance of any such shares ranking prior to the Series A Preferred Stock is to be made or any such change is to take effect, as the case may be, provision is made for the redemption or exchange of all the then outstanding shares of the Series A Preferred Stock; and provided, further, that the provisions of this Section 10 shall not in any way limit the right and power of the Corporation to issue its currently authorized but unissued shares or bonds, notes, mortgages, debentures, and other obligations, and to incur indebtedness to banks and to other lenders.

   Section 11. No Preemptive Rights. No holder of shares of the Series A Preferred Stock will possess any preemptive rights to subscribe for or acquire any unissued shares of capital stock of the Corporation (whether now or hereafter authorized) or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of capital stock of the Corporation.

   IN WITNESS WHEREOF, Smurfit-Stone Container Corporation has caused this
certificate to be signed by                 , its              , and attested
by               , its Secretary, this       day of      , 2000.

                                          Smurfit-Stone Container Corporation


                                          By: _________________________________
                                                           [Name]
                                                          [Title]

Attest:

-------------------------------------
Craig A. Hunt
Vice President, General Counsel and
Secretary

                                                                         Annex E

[DEUTSCHE BANC ALEX. BROWN LOGO]
                                                            [DEUTSCHE BANK LOGO]

                                          August 8th, 2000

The Board of Directors
Stone Container Corporation
150 North Michigan Avenue
Chicago, IL 60601

Members of the Board:

   Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Stone Container Corporation (the "Company") in connection with the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 8, 2000, among the Company, Smurfit-Stone Container Corporation ("Smurfit-Stone"), and SCC Merger Co., a wholly owned subsidiary of Smurfit-Stone ("Merger Sub"), which provides, among other things, for Merger Sub to be merged with and into the Company (the "Merger"). As a result of the Merger, subject to the provisions of the Merger Agreement, each outstanding share of the Company's Series E Preferred Stock (the "Preferred Stock") will convert into the right to receive one share of Smurfit-Stone Series A Preferred Stock, plus an amount in cash equal to the accrued and unpaid dividends on each outstanding share of Preferred Stock, less $0.12 per share for certain merger-related expenses (the "Consideration"). After the Merger, all shares of common stock of the Company will continue to be owned and held by Smurfit-Stone. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

   You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness of the Consideration, from a financial point of view, to the holders of the Preferred Stock.

   In connection with Deutsche Bank's role as financial advisor to the Company, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and Smurfit-Stone and certain internal analyses and other information furnished to it by the Company and Smurfit-Stone. Deutsche Bank has also held discussions with members of the senior managements of the Company and Smurfit-Stone regarding the business and prospects of the Company and Smurfit-Stone. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Preferred Stock, (ii) compared the terms of the Preferred Stock with the terms of the Smurfit-Stone Series A Preferred Stock, and performed financial analyses related thereto; (iii) reviewed certain financial projections of the Company and Smurfit-Stone and performed financial analyses related thereto, (iv) reviewed the draft dated July 25th, 2000 of the Form S-4 Registration Statement for Smurfit-Stone, the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

   Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Smurfit-Stone, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company or Smurfit-Stone. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Smurfit-Stone, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

   For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of the Company, Smurfit-Stone, and Merger Sub contained in the Merger Agreement are true and correct, the Company, Smurfit-Stone and Merger Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of the Company, Smurfit-Stone and Merger Sub to consummate the Merger will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which any of the Company, Smurfit-Stone or Merger Sub is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on the Company, Smurfit-Stone or Merger Sub or materially reduce the contemplated benefits of the Merger. Deutsche Bank has further assumed for purposes of rendering its opinion that Smurfit-Stone will receive sufficient funds from intercompany loans necessary to consummate the Merger and pay the cash portion of the Consideration.

   This opinion is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to the holders of the Preferred Stock to approve the Merger. This opinion is limited to the fairness, from a financial point of view, to the holders of the Preferred Stock of the Consideration, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Merger. We are not expressing an opinion herein as to the prices at which the Smurfit-Stone Series A Preferred Stock would trade in the public market.

   Deutsche Bank will be paid a fee for the delivery of this opinion to the board of directors of the Company. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking and other financial services to the Company, Smurfit-Stone and their affiliates for which it has received compensation, including (i) a pending engagement with Jefferson Smurfit Corporation (U.S.) to provide a fairness opinion in a transaction related to the Merger and (ii) over the past two years, as joint bookrunner in connection with the Company's May 2000 $1.1 billion bank financing, as advisor to the Company to sell its participation in Folding Carton Partners in May 1999, as advisor to Jefferson Smurfit Corporation (U.S.) in connection with its October 1999 disposal of the Newberg, Oregon newsprint mill, as joint book runner in connection with Jefferson Smurfit Corporation (U.S.)'s November 1998 $550 million term loan financing, as lead arranger and syndication agent in connection with Jefferson Smurfit Corporation (U.S.)'s March 1998 $1.3 billion bank financing, as joint bookrunner in connection with the Company's and Jefferson Smurfit Corporation (U.S.)'s November 1998 $3.5 billion bank financing, and as advisor to Jefferson Smurfit Group PLC in connection with the November 1998 merger between Jefferson Smurfit Corporation and the Company. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company, Jefferson Smurfit Corporation, Smurfit-Stone and their affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

   Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Consideration is fair, from a financial point of view, to the holders of Preferred Stock.

                                          Very truly yours,

                                          Deutsche Bank Securities Inc.

                                                                         Annex F

                                 August 8, 2000

Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois 60601
Attention: Craig A. Hunt

Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois 60601
Attention: Craig A. Hunt

   Ladies and Gentlemen:

   Each of the undersigned understands that Smurfit-Stone Container Corporation, a Delaware corporation (the "Parent"), SCC Merger Co., a Delaware corporation and wholly-owned subsidiary of the Parent ("Merger Sub"), and Stone Container Corporation, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), providing for, among other things, a merger of Merger Sub with and into the Company (the "Merger"), in which all of the outstanding shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share, of the Company (the "Series E Shares") will be exchanged for
(i) 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock, par value $0.01 per share, of the Parent (the "Series A Shares") and (ii) certain cash consideration as more specifically set forth in the Merger Agreement. Terms that are defined in the Merger Agreement but that are not defined in this letter agreement will have the meaning ascribed to them in the Merger Agreement.

   Each of the undersigned is a holder of certain of the Series E Shares (each a "Series E Shareholder", and together with all other holders of the Series E Shares, the "Series E Shareholders") and is entering into this letter agreement to induce you to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

   Each of the undersigned confirms its agreement with you as follows:

   1. The undersigned represents, warrants and agrees that Schedule I annexed hereto sets forth the number of Series E Shares of which the undersigned is the beneficial owner. The undersigned represents, warrants and agrees that, as of the date hereof, the undersigned owns such shares free and clear of all voting agreements and commitments of every kind.

   2. The undersigned represents and warrants that the undersigned has all necessary power and authority to enter into this letter agreement, and that this agreement is the legal, valid and binding agreement of the undersigned, and is enforceable against the undersigned in accordance with its terms.

   3. The undersigned represents and warrants that (A) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this letter agreement by the undersigned and the consummation by the undersigned of the transactions contemplated hereby and (B) none of the execution and delivery of this letter agreement by the undersigned, the consummation by the undersigned of the transactions contemplated hereby or compliance by the undersigned with any of the provisions hereof shall (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration of any obligation or to a loss of a material benefit) under any of the terms, conditions or provisions of any contract, agreement or arrangement to which the undersigned is a party or by which the undersigned may be bound, or (ii) violate any law, order, injunction, judgment, decree or award of any court, or quasi judicial or administrative agency of any federal, state, local or foreign jurisdiction or arbitrator.

   4. The undersigned agrees that, so long as the Merger is consummated on or before December 31, 2000, it will not, and will not agree to, contract to sell or otherwise transfer or dispose of any of the Series E Shares, other than (A) pursuant to the Merger or (B) with your prior written consent; provided, however, that nothing herein shall prevent the sale, transfer, pledge, encumbrance, assignment or other disposition of any of such Series E Shares, provided that the purchaser, transferee, pledgee or assignee thereof agrees in writing to be bound by the terms of this letter agreement.

   5. The undersigned agrees that, so long as the Merger is consummated on or before December 31, 2000, all of the Series E Shares that are beneficially owned by the undersigned at the record date for any meeting of the Series E Shareholders called to consider and vote to approve the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement will be voted by the undersigned in favor thereof.

   6. The undersigned agrees to cooperate fully with you in connection with the Merger Agreement and the transactions contemplated thereby. The undersigned and the Parent agree that all Covered Legal Fees (as defined below) incurred by the undersigned in connection with the Merger Agreement and the transactions contemplated thereby shall be borne by the Parent.

   As used herein, "Covered Legal Fees" shall mean legal fees and expenses of Schulte Roth & Zabel L.L.P.; provided, however, that in no event shall such Covered Legal Fees exceed $225,000.

   7. Each of the undersigned agrees that at the Effective Time all restricted stock agreements, registration rights agreements and shareholders' agreement with the Company to which the undersigned is a party shall terminate and be of no further force and effect, and the undersigned shall enter into further documentation as requested by the Parent to evidence such termination prior to the Effective Time.

   8. Each of the undersigned agrees to surrender all Series E Shares of which it has beneficial ownership in exchange for the Merger Consideration in the manner described in the Merger Agreement.

   9. In the event any of the undersigned is a director of the Company, notwithstanding anything to the contrary in this letter agreement, nothing in this letter agreement is intended or shall be construed to require any of the undersigned to take or in any way limit any action that any of the undersigned may take to discharge his fiduciary duties as a director of the Company; provided, however, that no such duty shall excuse the undersigned as a stockholder of the Parent from its obligations as a stockholder of the Parent to vote their Series E Shares, to the extent that they may be so voted, or otherwise perform any obligation as herein provided and to otherwise comply with the terms and conditions of this letter agreement.

   10. This letter agreement may be terminated at the option of any party hereto at any time after the earliest of (a) termination of the Merger Agreement in accordance with its terms, and (b) the day following the Effective Time, provided that the obligations of the Parent under paragraphs 12 and 13 shall survive the termination of this letter agreement under this clause (b). Notwithstanding any other provision hereof, this letter agreement shall terminate automatically on the date of the termination of the Merger Agreement.

   11. The Parent and the Company each agree that, absent the prior written consent of the undersigned, it will not amend, modify or waive any provision of the Merger Agreement if such amendment, modification or waiver would adversely affect the rights of the holders of the Series E Shares. Without limiting the foregoing, the Parent and the Company each agree that it will not terminate the Merger Agreement pursuant to Section 6.1(a) thereof without the prior written consent of the undersigned. Nothing contained in this Paragraph 11 will limit the ability of the Parent or the Company to exercise its rights to terminate the Merger Agreement in accordance with Sections 6.1(b) or (c) thereof.

   12. The Parent agrees that its board of directors shall, from time to time, authorize additional shares of Series A Shares as necessary to ensure that, at all times, shares of Series A Shares are available to pay unpaid dividend obligations under Section 2 of the Certificate of Designation, to the extent not paid in cash.

   13. The Parent agrees that it shall use commercially reasonable efforts to maintain the Series A Preferred Stock listed on the Nasdaq National Market or a national securities exchange for as long as any Series A Preferred Stock is outstanding.

   14. The Parent acknowledges that, to the best of its knowledge, the representations and warranties made in Article IV of the Merger Agreement are true and correct in all material respects as of the date hereof. The Company acknowledges that, to the best of its knowledge, the representations and warranties made in Article III of the Merger Agreement are true and correct in all material respects as of the date hereof.

   15. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to principles of conflicts of law. This letter agreement may be executed in any number of counterparts and by the parties hereto on separate counterparts but all such counterparts shall together constitute one and the same letter agreement.

                            [signature page follows]

   Please confirm that the foregoing correctly states the understanding between us and you by signing and returning to us a counterpart hereof.

                                          Very truly yours,

                                          Mariner Investment Group Inc.

                                                   /s/ Mark Weissman
                                          By: _________________________________

                                                      Mark Weissman
                                          Name: _______________________________

                                                         Manager
                                          Title: ______________________________

                                          Delta Dividend Group, Inc.

                                                    /s/ David Gale
                                          By: _________________________________

                                                       David Gale
                                          Name: _______________________________

                                                        President
                                          Title: ______________________________

                                                   /s/ Mark Weissman
                                          _____________________________________
                                          Mark Weissman

                                                    /s/ David Gale
                                          _____________________________________
                                          David Gale

Confirmed as of the date
first above written:

Smurfit-Stone Container Corporation

          /s/ Craig A. Hunt
By: _________________________________
             Craig A. Hunt
Name: _______________________________
    Vice President, General Counsel
             and Secretary
Title: ______________________________

Stone Container Corporation

          /s/ Craig A. Hunt
By: _________________________________

             Craig A. Hunt
Name: _______________________________

    Vice President, General Counsel
             and Secretary
Title: ______________________________

                                   SCHEDULE I

                                                            Number of Series E
                                                          Cumulative Convertible
                                                          Exchangeable Preferred
      Stockholder                                                 Shares
      -----------                                         ----------------------
      Mariner Investment Group Inc.......................        622,200
      Delta Dividend Group, Inc..........................         57,000
      Mark Weissman......................................        622,200
      David Gale.........................................         58,000